                                            Filed Pursuant to Rule No. 424(b)(3)
                                                      Registration No. 333-30469

PROSPECTUS

[LOGO]                      EQUALITY BANCORP, INC.

  (Proposed Holding Company for Equality Savings and Loan Association, F.A.)
                    UP TO 1,729,323 SHARES OF COMMON STOCK

     Equality Bancorp, Inc. (the "Holding Company"), a Delaware corporation formed at the direction of Equality Savings and Loan Association, F.A. (the "Association"), is offering up to 1,729,323 shares of its common stock, par value $0.01 per share (the "Common Stock"), in connection with its Plan of Conversion and Reorganization (the "Plan") as adopted by the Boards of Directors of the Association and First Missouri Financial, M.H.C. (the "Mutual Holding Company"), a federally chartered mutual holding company that
                                                  (continued on following page)

   FOR INFORMATION ON HOW TO SUBSCRIBE, CALL THE STOCK INFORMATION CENTER AT
                                (314) 352-3199.

     SEE "RISK FACTORS" BEGINNING ON PAGE 16 FOR A DISCUSSION OF CERTAIN RISKS TO BE CONSIDERED BY PROSPECTIVE INVESTORS.

 THESE SECURITIES HAVE NOT BEEN  APPROVED OR  DISAPPROVED BY THE SECURITIES
   AND  EXCHANGE  COMMISSION ("SEC"), THE  OFFICE  OF THRIFT  SUPERVISION
     ("OTS"), OR ANY OTHER FEDERAL AGENCY OR STATE SECURITIES COMMISSION,
       NOR  HAS THE SEC, THE OTS OR OTHER AGENCY OR COMMISSION PASSED
        UPON THE  ACCURACY OR  ADEQUACY OF  THIS PROSPECTUS.  ANY
          REPRESENTATION TO  THE CONTRARY IS A CRIMINAL OFFENSE.

     THE SHARES OF COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS OR DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION ("FDIC") OR ANY OTHER GOVERNMENT AGENCY.

================================================================================

                                           ESTIMATED UNDERWRITING   ESTIMATED
                           SUBSCRIPTION       COMMISSIONS AND     NET PROCEEDS
                               PRICE         OTHER EXPENSES (1)   TO ISSUER (2)
-------------------------------------------------------------------------------
Per Share..............       $10.00              $0.52(3)            $9.48
-------------------------------------------------------------------------------
Minimum Total..........    $6,800,000(4)          $415,000         $6,385,000
-------------------------------------------------------------------------------
Midpoint Total.........    $8,000,000(4)          $415,000         $7,585,000
-------------------------------------------------------------------------------
Maximum Total..........    $9,200,000(4)          $415,000         $8,785,000
-------------------------------------------------------------------------------
Maximum Total, as ad-
 justed................. $10,580,000(4)(5)        $415,000         $10,165,000

===============================================================================
(1) Consists of the estimated costs to be incurred in connection with the Conversion and Reorganization, including $120,000 in fees for financial advisory, consulting and marketing services and expense reimbursements (including legal fees) to be paid to Trident Securities, Inc. ("Trident") in connection with the Offering. See "The Conversion and Reorganization-- Marketing Arrangements." The actual fees and expenses may vary from the estimates. Such fees paid to Trident may be deemed to be underwriting fees.
(2) Actual net proceeds may vary substantially from estimated amounts depending on the number of shares sold in the Offering. See "Pro Forma Data."
(3) Assumes the sale of the midpoint number of shares. If the minimum, maximum or 15% above the maximum number of shares are sold, estimated expenses per share would be $0.61, $0.45 or $0.39, respectively, resulting in estimated net proceeds per share of $9.39, $9.55 or $9.61, respectively.
(4) Based upon the minimum, midpoint, maximum and 15% above the maximum of the Offering Price Range (as such term is defined herein), respectively. Such amount does not include the offering of Exchange Shares (as such term is defined herein).
(5) Reflects a 15% increase in the Offering Price Range, which may occur without a resolicitation of subscribers or any right of cancellation, to reflect changes in market and financial conditions prior to the completion of the Conversion and Reorganization or to fill the order of the ESOP. See "Management of the Holding Company and Association--Employee Benefit Plans--Employee Stock Ownership Plan."

                           TRIDENT SECURITIES, INC.

                THE DATE OF THIS PROSPECTUS IS AUGUST 12, 1997

(continued from previous page)

presently holds a majority ownership interest in the Association. As more fully described herein, pursuant to the Plan, the Association would become a wholly-owned subsidiary of the Holding Company and existing stockholders of the Association, other than the Mutual Holding Company (the "Public Stockholders") and other than any Public Stockholders who exercise dissenters' rights, would exchange the shares of Association common stock, par value $1.00 per share (the "Association Shares"), at the Exchange Ratio (as defined below) for shares of Common Stock (the "Exchange"). In addition, pursuant to the Plan, the Holding Company would offer additional shares of Common Stock in a Subscription Offering (as such term is defined below) and a Community Offering (as such term is defined below). The Subscription Offering and the Community Offering (as well as any syndicated community offering that might be conducted pursuant to the Plan) shall be hereinafter collectively referred to as the "Offering." Upon consummation of the Plan, the Association would change its name to "Equality Savings Bank." The Exchange and the Offering, collectively with the other transactions described herein, shall be referred to hereinafter as the "Conversion and Reorganization." References herein to the Association shall mean the Association together with its subsidiaries unless specified otherwise or unless the context indicates otherwise.

  The Exchange. As a result of the Conversion and Reorganization and pursuant to the Plan, the 445,000 Association Shares (53.2% of the total outstanding Association Shares) held by the Mutual Holding Company will be canceled. Each Association Share held by the Public Stockholders, in the aggregate 391,400 Association Shares or 46.8% of the total outstanding Association Shares (the "Public Association Shares"), as of the date of this Prospectus, other than Association Shares for which dissenters' rights are properly exercised, will be converted into shares of Common Stock (the "Exchange Shares") pursuant to a ratio (the "Exchange Ratio") that will result in the Public Stockholders owning in the aggregate approximately the same percentage of the Holding Company as they owned of the Association, before giving effect to (i) the payment of cash in lieu of fractional Exchange Shares, (ii) any shares of Common Stock purchased by such stockholders in the Offering described herein or by the Association's Employee Stock Ownership Plan ("ESOP") thereafter or
(iii) any exercise of dissenters' rights. As discussed under "Independent Valuation" below and herein, the final Exchange Ratio will be determined based on the Public Stockholders' ownership interest and not on the market value of the Public Association Shares.

  The Offering. In addition to the Exchange, nontransferable subscription rights to subscribe for up to 920,000 shares (which may be increased to 1,058,000 shares under certain circumstances described below) of Common Stock (the "Conversion Stock") have been granted to (i) certain depositors of the Association on March 31, 1996, (ii) employee stock benefit plans of the Association or the Holding Company that meet the requirements to be "qualified" under Section 401 of the Internal Revenue Code ("Code"), which would include the ESOP ("Employee Stock Benefit Plans"), (iii) certain depositors of the Association on June 30, 1997, (iv) certain other depositors and borrowers of the Association on August 8, 1997, the voting record date,
(v) directors, officers and employees of the Association or any subsidiary thereof, of the Mutual Holding Company or of the Holding Company, and (vi) the Public Stockholders, subject to the limitations described herein (the "Subscription Offering"). Commencing concurrently with, or after completion of, the Subscription Offering, and subject to the prior rights of holders of subscription rights, the right of the Holding Company, the Mutual Holding Company and the Association (the "Primary Parties") to reject such orders in whole or in part and the other limitations described herein, the Holding Company is offering the shares of Conversion Stock not subscribed for in the Subscription Offering, if any, for sale in a community offering (the "Community Offering") to certain members of the general public to whom a copy of this Prospectus is delivered by or on behalf of the Holding Company, with preference given to natural persons residing in the Missouri counties of St. Louis City, St. Louis, Jefferson, St. Charles and Franklin ("Local Community").

  The Plan also provides that shares of Conversion Stock may be made available in the Community Offering through a direct community marketing program that would provide for the utilization of a broker, dealer, consultant, or investment banking firm experienced and expert in the sale of financial institution securities. See "The Conversion and Reorganization--Syndicated Community Offering."

  The Primary Parties have engaged Trident to consult with and advise them in the Conversion and Reorganization, and Trident has agreed to use its best efforts to solicit subscriptions and purchase orders for shares of Conversion Stock in the Offering. Trident is not obligated to take or purchase any shares of Conversion Stock in the Offering. See "The Conversion and Reorganization-- Marketing Arrangements."

  THE SUBSCRIPTION OFFERING WILL TERMINATE AT 12:00 NOON, CENTRAL TIME, ON SEPTEMBER 16, 1997 (THE "EXPIRATION DATE"), UNLESS EXTENDED BY THE HOLDING COMPANY, WITH APPROVAL OF THE OTS, IF NECESSARY. THE COMMUNITY OFFERING IS EXPECTED TO TERMINATE AT THE SAME TIME AS THE SUBSCRIPTION OFFERING, ASSUMING THE PRIMARY PARTIES DO NOT ELECT TO COMMENCE THE COMMUNITY OFFERING AFTER COMPLETION OF THE SUBSCRIPTION OFFERING. IN ANY EVENT, THE COMMUNITY OFFERING MUST BE COMPLETED WITHIN 45 DAYS AFTER THE CLOSE OF THE SUBSCRIPTION OFFERING, OR NOVEMBER 1, 1997, UNLESS EXTENDED BY THE HOLDING COMPANY WITH THE APPROVAL OF THE OTS, IF NECESSARY. Orders submitted are irrevocable until the completion of the Conversion and Reorganization; provided that, if the Conversion and Reorganization is not completed within the 45-day period referred to above, unless such period has been extended with the consent of the OTS, if necessary, all subscribers will have their funds returned promptly with interest, and all withdrawal authorizations will be canceled. See "The Conversion and Reorganization--The Offering--Subscription Offering."

  Subscription Rights may be exercised only by the person to whom they are issued and only for his or her own account. Subscription Rights are nontransferable; persons found to be transferring Subscription Rights may be subject to forfeiture of such rights and possible further sanctions by the OTS or other government agencies. Each person subscribing for shares of Conversion Stock is required to represent that he or she is purchasing shares for his or her own account and that he or she has no agreement or understanding with any other person for the sale or transfer of such shares.

  Independent Valuation. Pursuant to regulations of the OTS, the Offering is required to be based on an independent valuation of the pro forma market value of the Conversion Stock and Exchange Shares. RP Financial, LC. ("RP Financial") has prepared an independent appraisal, which states that the estimated pro forma market value of the Conversion Stock and Exchange Shares was $15,037,594 as of June 20, 1997 (the "Appraisal"). The Appraisal was multiplied by the Mutual Holding Company's percentage interest in the Association (i.e., 53.2%) to determine a midpoint of the offering range ($8,000,000), and the minimum and maximum range were set at 15% below and above the midpoint, respectively, resulting in a range of $6,800,000 to $9,200,000 (the "Offering Price Range").

  The Boards of Directors of the Primary Parties determined that the Conversion Stock would be sold at $10.00 per share (the "Purchase Price"), resulting in a range of 680,000 to 920,000 shares of Conversion Stock being offered. Upon consummation of the Conversion and Reorganization, the Conversion Stock and the Exchange Shares will represent approximately 53.2% and 46.8%, respectively, of the Holding Company's total outstanding shares. Based upon the Offering Price Range, the Exchange Ratio is expected to range from 1.5283 to 2.0678, resulting in a range of 598,195 Exchange Shares to 809,323 Exchange Shares to be issued in the Conversion and Reorganization. The 1,729,323 shares of Common Stock offered hereby include up to 920,000 shares of Conversion Stock (subject to adjustment up to 1,058,000 shares as described herein) and up to 809,323 Exchange Shares (subject to adjustment up to 930,721 shares as described herein). The Offering Price Range may be increased or decreased to reflect changes in market and economic conditions prior to completion of the Conversion and Reorganization, and under certain circumstances specified herein subscribers will be resolicited and given the right to modify or cancel their orders. See "The Conversion and Reorganization--Stock Pricing, Exchange Ratio and Number of Shares to be Issued."

  Required Approvals. Various approvals of the OTS are required in order to consummate the Conversion and Reorganization. The OTS has approved the Plan, subject to approval by the Mutual Holding Company's members and the Association's stockholders. In addition, consummation of the Conversion and Reorganization is subject to OTS approval of the Holding Company's application to acquire all of the to-be-outstanding Association common stock and the applications with respect to the merger of the Mutual Holding Company (following its conversion to a federal interim stock savings association) into the Association and the merger of

Interim II Savings and Loan Association, F.A. ("Interim") with and into the Association, with the Association being the surviving entity in both mergers. Applications for these approvals have been filed and are currently pending. See "The Conversion and Reorganization--Required Approvals."

  The consummation of the Conversion and Reorganization is also subject to the approval of the members of the Mutual Holding Company and the stockholders of the Association in the manner set forth herein.

  The Holding Company has never issued capital stock and, consequently, there is no market for the Common Stock. The National Association of Securities Dealers, Inc. (the "NASD") has conditionally approved the Holding Company's application to have the Common Stock listed on the Nasdaq National Market System ("NMS") under the proposed symbol "ESBX," subject to the Holding Company's continued compliance with all Nasdaq criteria for initial listing at the time of listing of the Common Stock. If the Holding Company fails to qualify the Common Stock for listing on the Nasdaq NMS, the Holding Company intends to list the Common Stock on the Nasdaq SmallCap Market or the American Stock Exchange under the same proposed symbol, subject to the applicable listing criteria. Prior to the Conversion and Reorganization, there has not been an active and liquid market for the Public Association Shares, and there can be no assurance that an active and liquid trading market for the Common Stock will develop. See "Risk Factors--Absence of Market for Common Stock" and "Market for Common Stock." Trident intends to act as a market maker for the Common Stock.

                            ADDITIONAL INFORMATION

  The Association is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the OTS. Such reports, proxy statements and other information can be inspected at the principal office of the OTS at 1700 G Street, N.W., Washington, D.C. 20552.

  The Holding Company has filed with the SEC a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Conversion Stock and Exchange Shares offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto. For further information regarding the Holding Company and the Common Stock offered hereby, reference is hereby made to such Registration Statement and such exhibits, which can be inspected without charge at the office of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of which can be obtained from the SEC at prescribed rates. Such materials may also be available at the SEC's web site at "http://www.sec.gov."

  The Mutual Holding Company has filed an Application for Conversion with the OTS with respect to the Conversion and Reorganization. This Prospectus omits certain information contained in that application. The application may be examined at the principal office of the OTS, 1700 G Street, N.W., Washington, D.C. 20552, and at the Midwest Regional Office of the OTS located at 122 West John Carpenter Freeway, Suite 600, Irving, Texas 75039.

                  Equality Savings and Loan Association, F.A.
                              St. Louis, Missouri

                                     [MAP]

  The Conversion and Reorganization is contingent upon (i) the approval of the Plan of Merger providing for the merger of the Mutual Holding Company with and into the Association by the holders of at least two-thirds of the outstanding Association Shares, (ii) the approval of the Plan of Merger providing for the merger of Interim with and into the Association by the holders of at least two-thirds of the outstanding Association Shares, (iii) the approval of the Plan, including the Plans of Merger discussed above, by at least a majority of the votes cast by the Public Stockholders at the Stockholders' Meeting (as such term is defined herein), (iv) the approval of the Plan by at least a majority of the total outstanding votes of the voting members of the Mutual Holding Company at the Members' Meeting (as such term is defined herein), (v) the sale of at least 680,000 shares of Conversion Stock in the Offering pursuant to the Plan and (vi) receipt of all required regulatory approvals.

                                    SUMMARY

  The following summary is qualified in its entirety by the more detailed information and consolidated financial information appearing elsewhere in this Prospectus.

EQUALITY BANCORP, INC.

  The Holding Company was incorporated as a Delaware corporation on May 14, 1997 at the direction of the Board of Directors of the Association to hold all of the capital stock of the Association and to facilitate the Conversion and Reorganization. The Holding Company has not engaged in any business to date and is not expected to engage in any business until the consummation of the Conversion and Reorganization. The Holding Company's office is located at 9920 Watson Road, St. Louis, Missouri 63126, and its telephone number is (314) 965-7090. See "Equality Bancorp, Inc."

EQUALITY SAVINGS AND LOAN ASSOCIATION, F.A.

  The Association is a federally-chartered-stock-savings association regulated by the OTS, and its deposits are insured by the FDIC through the SAIF. The deposits of the Association will continue to be insured by the FDIC after the Conversion and Reorganization. The Association was originally chartered in 1884. At March 31, 1997, the Association had total assets of $200.8 million, deposit accounts of $123.0 million and total stockholders' equity of $12.6 million. The Association conducts its business through three full-service branch offices and five limited-service loan production offices. The Association's main office is located at 4131 South Grand Boulevard, St. Louis, Missouri 63118-3464, and its telephone number is (314) 352-3333.

  On October 22, 1993, Equality Savings and Loan Association (the predecessor of the Association) (i) reorganized into a mutual holding company and changed its name to "First Missouri Financial, M.H.C." and (ii) transferred substantially all of its assets and all of its liabilities to the Association, which sold a minority interest in its common stock to depositors of Equality Savings and Loan Association and various stock compensation plans (the "Mutual Holding Company Reorganization"). A total of 380,000 shares of newly issued common stock were sold at $10.00 per share. An additional 11,400 authorized but unissued shares were later sold to the Association's 1993 Management Recognition Plan (the "1993 MRP") at $10.00 per share. The Association realized net proceeds of approximately $3.2 million from the sale of its common stock. On June 13, 1995, the Association converted from a Missouri-chartered-stock-savings-and-loan association to a federally-chartered-stock-savings-and-loan association.

  The Association's business is similar in many respects to other savings associations in that it gathers deposits from its local community and uses these funds, along with FHLB advances, to invest primarily in residential one- to four-family mortgage loans, U.S. government and agency securities and mortgage-backed securities and, to a lesser extent, multifamily and commercial real estate, consumer and commercial business loans. Notwithstanding these traditional thrift attributes, the Association's operations are distinct in that it conducts its residential mortgage lending business primarily through a wholly-owned mortgage-banking subsidiary--Equality Mortgage Corporation ("EMC"). See "Equality Savings and Loan Association, F.A." and "Business of the Association."

FIRST MISSOURI FINANCIAL, M.H.C.

  The Mutual Holding Company is a federally chartered mutual holding company that was chartered in 1993 in connection with the Mutual Holding Company Reorganization. The Mutual Holding Company's primary asset is 445,000 Association Shares, which represents 53.2% of the total issued and outstanding Association Shares. The Mutual Holding Company's only other assets consist of a deposit account in the amount of $50,000 as of March 31, 1997 (which will become an asset of the Association upon consummation of the Conversion and

Reorganization). Prior to the Conversion and Reorganization, each depositor in the Association has both a deposit account in the institution and a pro rata ownership interest in the net worth of the Mutual Holding Company based upon the value in his or her account, which interest may only be realized in the event of a liquidation of the Mutual Holding Company. As part of the Conversion and Reorganization, the Mutual Holding Company will convert from mutual form to a federal interim stock savings association and simultaneously merge with and into the Association, with the Association being the surviving entity. See "First Missouri Financial, M.H.C."

THE CONVERSION AND REORGANIZATION

  Purposes of the Conversion and Reorganization. The Boards of Directors of the Mutual Holding Company and the Association believe that a conversion of the Mutual Holding Company to stock form and the reorganization of the Association pursuant to the Plan is in the best interests of the Mutual Holding Company and the Association, as well as the best interests of the members of the Mutual Holding Company and the Public Stockholders. The Conversion and Reorganization will result in the Association being wholly owned by a stock holding company, which is a more common structure and form of ownership than a mutual holding company. In addition, the Conversion and Reorganization will result in the raising of additional equity capital for the Association and the Holding Company and is expected to result in a more active and liquid market for the Common Stock than currently exists for the Association Shares, although there can be no assurances that this will be the case.

  If the Association had undertaken a standard conversion involving the formation of a stock holding company in 1993, applicable OTS regulations would have required a greater amount of Association Shares to be sold than resulted in the amount of net proceeds raised in connection with the formation of the Mutual Holding Company. In addition, if a standard conversion had been conducted in 1993, management of the Association believed that it would have been difficult to profitably invest the larger amount of capital that would have been raised, when compared to the amount of net proceeds raised in connection with the formation of the Mutual Holding Company. A standard conversion in 1993 also would have immediately eliminated all aspects of the mutual form of organization.

  Subsequent to the formation of the Mutual Holding Company, there have been certain changes in the regulations and policies of the OTS relating to mutual holding companies. In recent years, the U.S. Congress has proposed major overhauls to the structure of the thrift industry that include eliminating the federal savings association charter, which is the charter under which the Association currently operates. These proposals also have created uncertainty concerning the future of the mutual form of ownership. In addition, since the Mutual Holding Company Reorganization in 1993, the Boards of Directors of the Mutual Holding Company and the Association have realized a need to create additional liquidity for the Association Shares and believe the Holding Company and the Association can effectively deploy the additional equity capital raised in the Conversion and Reorganization. In light of the foregoing, the Boards of Directors of the Mutual Holding Company and the Association believe that it is in the best interests of such companies and their respective members and stockholders to undertake the Conversion and Reorganization. See "The Conversion and Reorganization--Purposes of the Conversion and Reorganization."

  Description of the Conversion and Reorganization. On May 16, 1997, the Boards of Directors of the Association and the Mutual Holding Company adopted the Plan, which was amended on June 20, 1997 and on August 8, 1997. At the direction of the Association, the Holding Company was incorporated under Delaware law on May 14, 1997 and is currently a first-tier wholly owned subsidiary of the Association. Pursuant to the Plan, (i) the Mutual Holding Company will convert from mutual form to a federal interim stock savings association and simultaneously merge with and into the Association, pursuant to which the Mutual Holding Company will cease to exist and the Association Shares held by the Mutual Holding Company will be canceled, and (ii) Interim will then merge with and into the Association. As a result of the merger of Interim with and into the Association, the Association will become a wholly-owned subsidiary of the Holding Company and the Public

Association Shares will be converted into the Exchange Shares pursuant to the Exchange Ratio, which will result in the holders of such shares owning in the aggregate approximately the same percentage of the Common Stock to be outstanding upon the completion of the Conversion and Reorganization (i.e., the Conversion Stock and the Exchange Shares) as the percentage of Association Shares owned by them in the aggregate immediately prior to consummation of the Conversion and Reorganization, before giving effect to (a) the payment of cash in lieu of issuing fractional Exchange Shares, (b) any shares of Conversion Stock purchased by the Public Stockholders in the Offering or the ESOP thereafter, and (c) any exercise of dissenters' rights. Upon consummation of the Conversion and Reorganization, the Association will change its name to "Equality Savings Bank."

  The Plan of Merger providing for the merger of the Mutual Holding Company with and into the Association and the Plan of Merger providing for the merger of Interim with and into the Association each must be approved by the holders of at least two-thirds of the outstanding Association Shares at a special meeting of the stockholders of the Association to be held for such purpose on September 19, 1997 (the "Stockholders' Meeting"). The Plan of Merger between Interim and the Association also must be approved by the Holding Company, as the sole stockholder of Interim.

  In addition, the Primary Parties have conditioned the consummation of the Conversion and Reorganization upon the approval of the Plan, including the Plans of Merger, by at least a majority of the votes cast, in person or by proxy, by the Public Stockholders at the Stockholders' Meeting. The Plan is subject to the approval of the OTS, and it also must be approved by at least a majority of the total outstanding votes of the voting members of the Mutual Holding Company at a special meeting of the members of the Mutual Holding Company to be held for such purpose on September 19, 1997 (the "Members' Meeting"), which votes may be cast in person or by proxy. See "The Conversion and Reorganization--Description of the Conversion and Reorganization."

THE OFFERING

  As part of the Conversion and Reorganization, the Holding Company is offering up to 920,000 shares of Common Stock (i.e., Conversion Stock) at a Purchase Price of $10.00 per share in the Subscription Offering. The Conversion and Reorganization will not be consummated unless at least 680,000 shares of Conversion Stock are sold in the Offering pursuant to the Plan. As described in more detail below, nontransferable rights to subscribe for the Conversion Stock in the Subscription Offering have been granted to certain persons according to certain preference categories and, subject to the prior rights of holders of Subscription Rights, the Holding Company is also offering shares of Conversion Stock in the Community Offering to members of the general public (with preference given to natural persons residing in the Local Community). In the event of an oversubscription in the Subscription and Community Offering, up to 138,000 additional shares may be issued to reflect changes in market and financial conditions and to cover additional subscriptions. The Primary Parties may reject, in whole or in part, orders received in the Community Offering in their sole discretion.

  The Primary Parties have retained Trident as consultant and advisor in connection with the Offering and to assist in soliciting subscriptions in the Offering.

  The Plan also provides that shares of Conversion Stock may be made available in the Community Offering through a direct community marketing program that may provide for the utilization of a broker, dealer, consultant, or investment banking firm experienced and expert in the sale of financial institution securities. See "The Conversion and Reorganization--The Offering."

NONTRANSFERABILITY OF SUBSCRIPTION RIGHTS

  Subscription Rights may be exercised only by the person to whom they are issued and only for his or her own account. Subscription Rights are nontransferable; persons found to be transferring Subscription Rights may be subject to forfeiture of such rights and possible further sanctions by the OTS or other government agencies. Each person subscribing for shares of Conversion Stock is required to represent that he or she is purchasing shares for his or her own account and that he or she has no agreement or understanding with any other person for the sale or transfer of such shares.

PROSPECTUS DELIVERY

  To ensure that each subscriber receives a Prospectus at least 48 hours prior to the Expiration Date in accordance with Rule 15c2-8 of the Exchange Act, no Prospectus will be mailed any later than five days prior to the Expiration Date or hand delivered any later than two days prior to such date. Execution of the order form will confirm receipt or delivery of a Prospectus in accordance with Rule 15c2-8. Order forms will only be distributed with a Prospectus.

PURCHASE LIMITATIONS

  With the exception of Employee Stock Benefit Plans (which would include the ESOP), which may purchase up to an aggregate of 7% of the number of shares of Conversion Stock to be issued in the Offering, no person or entity, together with associates of, or persons acting in concert with, such person or entity, may purchase shares of Conversion Stock in an amount that, when combined with Exchange Shares received by such person, exceeds 62,500 shares of Common Stock. Each person subscribing for Conversion Stock in the Offering must subscribe for at least 25 shares. See "The Conversion and Reorganization--Limitations on Conversion Stock Purchases" for other purchase and sale limitations. Because the purchase limitations contained in the Plan include Exchange Shares to be issued to Public Stockholders for their Public Association Shares, certain holders of Public Association Shares may be limited in their ability to purchase Conversion Stock in the Offering.

STOCK PRICING, EXCHANGE RATIO AND NUMBER OF SHARES TO BE ISSUED IN THE CONVERSION AND REORGANIZATION

  The Plan requires that the purchase price of the Conversion Stock must be based on the appraised pro forma market value of the Conversion Stock, as determined on the basis of an independent valuation. The Primary Parties have retained RP Financial to make such valuation. The Appraisal has been prepared by RP Financial in reliance upon the information contained in this Prospectus, including the Consolidated Financial Statements of the Association. RP Financial also considered the following factors, among others: the present and projected operating results and financial condition of the Primary Parties and the economic and demographic conditions in the Association's existing market area; certain historical, financial and other information relating to the Association; a comparative evaluation of the operating and financial statistics of the Association with those of other similarly situated publicly-traded companies located in Missouri and Illinois and other regions of the United States; the aggregate size of the offering of the Conversion Stock; the impact of the Conversion and Reorganization on the Association's net worth and earnings potential; the proposed dividend policy of the Holding Company and the Association; and the trading market for the Association Shares and securities of comparable companies and general conditions in the market for such securities.

  On the basis of the foregoing, RP Financial has advised the Primary Parties in its opinion the estimated pro forma market value of the Conversion Stock and the Exchange Shares was $15,037,594 as of June 20, 1997. Because the holders of the Public Association Shares will continue to hold the same aggregate percentage ownership interest in the Holding Company as they currently hold in the Association (before giving effect to the payment of cash in lieu of issuing fractional Exchange Shares, any exercise of dissenters' rights and any shares of Conversion Stock purchased by the Association's stockholders in the Offering or by the ESOP thereafter), the Appraisal was multiplied by the Mutual Holding Company's percentage interest in the Association (i.e., 53.2%) to determine the midpoint of the valuation ($8,000,000), and the minimum and maximum of the valuation were set at 15% below and above the midpoint, respectively, resulting in a range of $6,800,000 to $9,200,000. The Boards of Directors of the Primary Parties determined that the Conversion Stock would be sold at $10.00 per share, resulting in a range of 680,000 to 920,000 shares of Conversion Stock being offered. Upon consummation of the Conversion and Reorganization, the Conversion Stock and the Exchange Shares will represent approximately 53.2% and 46.8%, respectively, of the Holding Company's total outstanding shares. The Boards of Directors of the Primary Parties reviewed RP Financial's appraisal report, including the methodology and the assumptions used by RP Financial, and determined that the Offering Price Range was reasonable and adequate. The Boards of Directors of the Primary Parties also established the formula for determining the Exchange Ratio. Based upon such formula and the Offering Price Range, the Exchange Ratio ranged from a minimum of 1.5283 to a maximum of 2.0678 Exchange Shares for each Public Association Share, with a midpoint of 1.7981. Based upon these Exchange Ratios, the Holding Company expects to issue between 598,195 and 809,323 Exchange Shares to the holders of Public Association Shares outstanding immediately prior to the consummation of the Conversion and Reorganization. See "The Conversion and Reorganization--Stock Pricing, Exchange Ratio and Number of Shares to be Issued."

MARKETING, APPRAISAL AND RELATED FEES

  Based upon negotiations between the Primary Parties and Trident, Trident will receive a fixed fee of $90,000 for its services in connection with the Conversion and Reorganization. In the event that a selected dealers agreement is entered into in connection with a syndicated community offering, the Association will pay a fee to Trident and to selected broker-dealers for shares sold by such NASD member firms pursuant to a selected dealers agreement in an amount to be agreed upon jointly by Trident, the Holding Company and the Association to reflect market requirements at the time of the syndicated community offering. Fees paid to Trident and to any other broker-dealer may be deemed to be underwriting fees, and Trident and such broker-dealers may be deemed to be underwriters. Trident also will be reimbursed for its reasonable out-of-pocket expenses (including legal fees and expenses) not to exceed $30,000. The Primary Parties have agreed to indemnify Trident in connection with certain claims or liabilities, including certain liabilities under the Securities Act.

  For its services in making its appraisal and any expenses incurred in connection therewith, RP Financial will receive a maximum fee of $22,500 plus out of pocket expenses, and a fee of no greater than $5,000 plus out of pocket expenses for the preparation of a business plan and other services performed in connection with the Holding Company's application to the OTS. The Primary Parties have agreed to indemnify RP Financial and its employees and affiliates against certain losses (including any losses in connection with claims under the federal securities laws) arising out of its services as appraiser, except where RP Financial's liability results from its negligence or bad faith.

DIFFERENCES IN STOCKHOLDER RIGHTS

  The Holding Company is a Delaware corporation subject to the provisions of the Delaware General Corporation Law (the "DGCL"), and the Association is a federally chartered savings association subject to federal laws and regulations. Upon consummation of the Conversion and Reorganization, the Public Stockholders of the Association will become stockholders of the Holding Company and their rights will be governed by the Holding Company's Certificate of Incorporation and Bylaws and the DGCL. The rights of stockholders of the Association are materially different in certain respects from the rights of stockholders of the Holding Company. See "Comparison of Stockholders' Rights" and "Description of Capital Stock."

BENEFITS OF THE CONVERSION AND REORGANIZATION TO MANAGEMENT AND RELATED PERSONS

  General. The Board of Directors of the Holding Company has approved three benefit plans pursuant to which officers, directors and employees of the Holding Company and the Association may be entitled to receive, following the Conversion and Reorganization, shares of Common Stock or options to acquire shares of Common Stock. In addition, the Board of Directors of the Holding Company has approved employment agreements for its executive officers. Those benefit plans and employment agreements are summarized below and elsewhere herein. See "Management of the Holding Company and Association--Employee Benefit Plans"; "--Employment Agreements."

  Employee Stock Ownership Plan. In connection with the Mutual Holding Company Reorganization, the Association adopted the ESOP for the exclusive benefit of participating employees. Employees who have attained the age of 21 years and have completed one year of service with the Association are eligible to participate under the ESOP. The Association has received a Determination Letter from the IRS confirming the tax-qualified status of the ESOP under Section 401(a) of the Code. The ESOP has been funded by contributions made by the Association in cash and, upon consummation of the Conversion and Reorganization, will continue to be funded by contributions made by the Association solely in cash. The ESOP intends to purchase in the Offering, utilizing funds borrowed from the Holding Company, up to an aggregate of 7% of the number of shares of Conversion Stock to be issued in the Offering. The Holding Company will make a loan to the ESOP, out of the net proceeds of the Offering retained by it, in the amount of $696,000. See "Use of Proceeds."

  1997 Stock Option Plan. The Board of Directors of the Holding Company intends to adopt the 1997 Stock Option and Incentive Plan (the "1997 Stock Option Plan") and to submit it to stockholders for approval following consummation of the Conversion and Reorganization. The 1997 Stock Option Plan is intended to promote stock ownership by directors and selected officers and employees of the Holding Company and the Association to increase their proprietary interest in the Holding Company and to encourage them to remain in the service of the Holding Company or the Association.

  Notwithstanding when the 1997 Stock Option Plan is submitted to and approved by the stockholders, upon receipt of stockholder approval to establish the 1997 Stock Option Plan, the Board of Directors intends to reserve an amount of stock equal to 10% of the Conversion Stock sold in the Offering for issuance under the 1997 Stock Option Plan (or between 68,000 shares and 92,000 shares, assuming the sale of between 680,000 shares and 920,000 shares of Conversion Stock in the Offering). It is anticipated that the following awards of stock options will be made pursuant to the 1997 Stock Option Plan to directors and officers of the Holding Company and the Association as of the date of the approval of the 1997 Stock Option Plan by the stockholders of the Holding Company (assuming the sale of 920,000 shares of Conversion Stock in the Offering at the maximum of the Offering Price Range, and the reservation of 92,000 shares of Common Stock for issuance under the 1997 Stock Option Plan):

                                                         POTENTIAL REALIZABLE
                                                        VALUE AT ASSUMED ANNUAL
                                                            RATES OF STOCK
                                                        PRICE APPRECIATION FOR
                                                            OPTION TERM(1)
                             NUMBER OF        % OF      -----------------------
RECIPIENT                 OPTIONS GRANTED TOTAL OPTIONS 0%     5%       10%
---------                 --------------- ------------- --- -------- ----------
Nonemployee Directors:
Daniel C. Aubuchon......       4,600           5.0%     $ 0 $ 29,000 $   73,000
Stacey W. Braswell......       4,600           5.0%     $ 0 $ 29,000 $   73,000
LeRoy C. Crook..........       4,600           5.0%     $ 0 $ 29,000 $   73,000
Kenneth J. Hrdlicka.....       4,600           5.0%     $ 0 $ 29,000 $   73,000
Berenice J. Mahacek.....       4,600           5.0%     $ 0 $ 29,000 $   73,000
Charles J. Wolter.......       4,600           5.0%     $ 0 $ 29,000 $   73,000
Officers:
Richard C. Fellhauer....      23,000          25.0%     $ 0 $145,000 $  367,000
Michael A. Deelo........      16,100          17.5%     $ 0 $101,000 $  257,000
Leonard O. Wolter.......       4,600           5.0%     $ 0 $ 29,000 $   73,000
Michael J. Walsh........       4,600           5.0%     $ 0 $ 29,000 $   73,000
Seymour Bailis..........       4,600           5.0%     $ 0 $ 29,000 $   73,000
John L. Tacke...........       4,600           5.0%     $ 0 $ 29,000 $   73,000
All Directors and
 Officers as a Group (12
 Persons)...............      85,100          92.5%     $ 0 $536,000 $1,354,000

--------
(1) Assumes the options are granted at the Purchase Price ($10.00 per share), the options have a 10-year term, the market price of the Common Stock underlying the option appreciates annually in value from the date of grant to the end of the option term at a compounded rate of either 5% or 10% as indicated in the columns. There can be no assurance that the Common Stock will appreciate annually at a compounded rate of 5% or 10%. The Holding Company is unaware of any formula which provides an accurate determination of the value of a stock option as of the date of grant.

  1997 Management Recognition Plan. The Board of Directors of the Holding Company intends to adopt the 1997 Management Development and Recognition Plan (the "1997 MRP") and to submit it to stockholders for approval following consummation of the Conversion and Reorganization. The 1997 MRP is intended as a method of providing directors, officers and certain employees of the Holding Company or the Association with a proprietary interest in the Holding Company and to encourage such persons to remain with the Holding Company or the Association.

  Notwithstanding when the 1997 MRP is submitted to and approved by the stockholders, when the Holding Company receives stockholder approval to establish the 1997 MRP, the Holding Company will contribute funds to the 1997 MRP to enable it to acquire shares of Common Stock in an amount equal to 3% of the number of shares of Conversion Stock sold in the Offering, or up to 27,600 shares of Common Stock assuming the sale of

920,000 shares at $10.00 per share (the maximum of the Offering Price Range). It is anticipated that the following awards will be made pursuant to the 1997 MRP to directors and executive officers of the Association and the Holding Company as of the date of approval of the 1997 MRP by the stockholders of the Holding Company (assuming the sale of 920,000 shares of Common Stock in the Offering, at the maximum of the Offering Price Range, and the purchase of 27,600 shares of Common Stock by the 1997 MRP):

                                                     POTENTIAL REALIZABLE VALUE
                                                     AT ASSUMED ANNUAL RATES OF
                                                      STOCK PRICE APPRECIATION
                                                      FOR TEN YEARS FROM GRANT
                                  NUMBER     % OF             DATE(1)
                                 OF SHARES TOTAL MRP --------------------------
RECIPIENT                         AWARDED   SHARES      0%       5%      10%
---------                        --------- --------- -------- -------- --------
Nonemployee Directors:
Daniel C. Aubuchon.............      690     2.50%   $  6,900 $ 11,000 $ 18,000
Stacey W. Braswell.............      690     2.50%   $  6,900 $ 11,000 $ 18,000
LeRoy C. Crook.................      690     2.50%   $  6,900 $ 11,000 $ 18,000
Kenneth J. Hrdlicka............      690     2.50%   $  6,900 $ 11,000 $ 18,000
Berenice J. Mahacek............      690     2.50%   $  6,900 $ 11,000 $ 18,000
Charles J. Wolter..............      690     2.50%   $  6,900 $ 11,000 $ 18,000
Officers:
Richard C. Fellhauer...........    6,900    25.00%   $ 69,000 $112,000 $179,000
Michael A. Deelo...............    4,830    17.50%   $ 48,300 $ 79,000 $125,000
Leonard O. Wolter..............    2,070     7.50%   $ 20,700 $ 34,000 $ 54,000
Michael J. Walsh...............    1,035     3.75%   $ 10,350 $ 17,000 $ 27,000
Seymour Bailis.................      690     2.50%   $  6,900 $ 11,000 $ 18,000
John L. Tacke..................      690     2.50%   $  6,900 $ 11,000 $ 18,000
James W. Caulfield.............      345     1.25%   $  3,450 $  6,000 $  9,000
All Directors and Officers as a
 Group (13 Persons)............   20,700    75.00%   $207,000 $336,000 $538,000

--------
(1) Assumes the 1997 MRP awards are granted at the Purchase Price ($10.00 per share) and the market price of the Common Stock underlying the 1997 MRP award appreciates annually in value from the date of grant until 10 years thereafter at a compounded rate of either 5% or 10% as indicated in the columns. MRP awards do not have a term like stock options; however, in order to compare the value of the 1997 MRP awards to the value of the stock options granted to these named individuals a comparable 10-year time period has been used. There can be no assurance that the Common Stock will appreciate annually at a compounded rate of either 5% or 10%.

  Employment Agreements. The Holding Company intends to enter into new employment agreements with Richard C. Fellhauer, President and Chief Executive Officer of the Holding Company and the Association, Michael A. Deelo, Executive Vice President and Chief Financial Officer of the Association, and Leonard O. Wolter, Vice President of the Association, each of which would be effective as of the consummation of the Conversion and Reorganization. Each employment agreement provides that the individual will be employed for a three-year term. Such term may be extended for additional one-year periods by action of the Board of Directors of the Holding Company taken on each successive anniversary of the effective date of the employment agreement. Each of Messrs. Fellhauer, Deelo and Wolter may terminate their employment agreements at any time upon 90 days' prior written notice to the Board of Directors of the Holding Company and the Association.

  Each employment agreement provides for continuing benefits in the event the executive is terminated by the Holding Company, other than for "just cause," or in the event the executive voluntarily terminates the employment agreement for "good reason." In such instances, the executive generally will continue to receive all benefits due to him under the employment agreement through the remaining term of the agreement, which, assuming each of the executives were terminated at the beginning of the term of the agreement and at their present salaries, would amount to no more than $371,640, $201,960 and $114,660 for each of Messrs. Fellhauer,

Deelo and Wolter, respectively. If the executive is terminated within one year after a "change of control" of the Holding Company, other than for just cause or if the executive terminates his employment for "good reason," then the Holding Company will pay to the executive a lump sum equal to 2.99 times the "Base Amount," as that term is defined in Section 280G(b)(3) of the Code, and will continue to provide coverage for the executive and his dependents, beneficiaries and estate under all executive benefit plans of the Holding Company and the Association for the remainder of the term of the employment agreement, which, at their present salaries, would amount to no more than $396,175, $227,240 and $140,530 for each of Messrs. Fellhauer, Deelo and Wolter, respectively.

USE OF PROCEEDS

  The net proceeds from the sale of the Conversion Stock are expected to range from $6.4 million, at the minimum of the Offering Price Range, to $8.8 million, at the maximum of the Offering Price Range. At the midpoint of the Offering Price Range, the estimated net proceeds from the sale of the Conversion Stock would be $7.6 million. Pursuant to the business plan adopted by the Holding Company and the Association on June 20, 1997 in contemplation of the Conversion and Reorganization, the Holding Company plans to contribute to the Association 50% of the net proceeds from the sale of the Conversion Stock and retain the remainder of the net proceeds. Assuming that the Conversion and Reorganization is consummated at the midpoint of the Offering Price Range, the Association will receive approximately $3.8 million and the Holding Company will retain approximately $3.8 million, out of which the Holding Company will make a loan to the Association's ESOP in the amount of $696,000 and fund the 1997 MRP at a later date in the amount of $240,000, provided the 1997 MRP is approved by the Holding Company's stockholders. The Holding Company intends to invest the net proceeds of the Offering that it retains initially in short-term and intermediate-term deposits and U.S. government and federal agency securities. Thereafter, funds retained by the Holding Company will be deployed in accordance with the Holding Company's and the Association's business plan as determined by the Board of Directors of the Holding Company, as specific business opportunities or requirements arise and for general corporate purposes. The Association will invest the proceeds of the Offering that are made available to it by the Holding Company initially in cash and short-term investment securities (i.e., remaining maturities ranging up to 12 months) pending their application pursuant to its business plan. The business plan of the Holding Company and Association contemplates continuation of the Association's current lending and investment strategies that emphasize one- to four-family mortgage loans and U.S. government and agency securities and mortgage-backed securities. See "Use of Proceeds."

DIVIDENDS

  Upon consummation of the Conversion and Reorganization, the Board of Directors of the Holding Company will have the authority to declare and pay dividends on the Common Stock. The Board of Directors of the Holding Company intends to pay cash dividends on the Common Stock at an initial quarterly rate equal to $0.17 per share (the amount of the existing quarterly dividend on the Association Shares) divided by the Exchange Ratio, commencing with the first full quarter following consummation of the Conversion and Reorganization, which will have the effect of initially maintaining the aggregate amount of quarterly cash dividends received by the Public Stockholders. Based on the current Offering Price Range, the Exchange Ratio is expected to be 1.5283, 1.7981,
2.0678 and 2.3779 at the minimum, midpoint, maximum and 15% above maximum of the Offering Price Range, respectively, resulting in an initial quarterly dividend rate of $0.11, $0.09, $0.08 and $0.07 per share, respectively.

  Declarations and payments of dividends by the Board of Directors will depend upon a number of factors, including the amount of the net proceeds retained by the Holding Company, capital requirements, regulatory limitations, the Association's and the Holding Company's financial condition and results of operations, tax considerations and general economic conditions. In order to pay such cash dividends, however, the Holding Company must have available cash either from the net proceeds raised in the Offering and retained by the Holding Company, dividends received from the Association or earnings on Holding Company assets. In addition, from time to time in an effort to reduce capital to a desirable level or further reward stockholders for their investment, or both, the Board of Directors may determine to pay special cash dividends. The Holding Company will not, however, declare or pay a capital distribution in the form of a "return of capital" to its stockholders or take any steps in furtherance of any such capital distribution during the period ending one year after the consummation of the Conversion and Reorganization. Special cash dividends, if paid, may be paid in addition to, or in lieu of, any regular cash dividends. No assurances can be given that any dividends, regular or special, will be declared or, if declared, what the amount of dividends will be or whether such dividends, once declared, will continue. Moreover, no representation is being made regarding any "return of capital" following one year after the consummation of the Conversion and Reorganization. See "Dividend Policy."

DISSENTERS' RIGHTS OF APPRAISAL

  Holders of Association Shares are entitled to appraisal rights under Section
552.14 of the OTS' regulations as a result of the merger of the Mutual Holding Company (following its conversion to a federal interim stock savings association) with and into the Association and the merger of Interim with and into the Association. Any such stockholder who wishes to exercise such appraisal rights should review carefully the discussion of such rights in the Association's proxy statement, including Appendix D thereto, because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under Section 552.14. Pursuant to the Plan, consummation of the Conversion and Reorganization is conditioned upon holders of less than 10% of the outstanding Association Shares exercising appraisal rights. See "The Conversion and Reorganization--Dissenters' Rights of Appraisal."

MARKET FOR COMMON STOCK

  The Holding Company has never issued capital stock (other than 100 shares issued to the Association, which will be canceled upon consummation of the Conversion and Reorganization), and to date an active and liquid trading market has not developed for the 391,400 Public Association Shares outstanding prior to the Offering. Consequently, there is no established market for the Common Stock to be issued in the Exchange and the Offering. The Holding Company has received conditional approval to have the Common Stock listed on the Nasdaq NMS under the symbol "ESBX." If the Holding Company should prove unable, for any reason, to list the Common Stock on the Nasdaq NMS or to continue to be eligible for such listing, then the Holding Company intends to list the Common Stock on the Nasdaq SmallCap Market or the American Stock Exchange, under the same symbol, subject to the applicable listing criteria for that market. See "Risk Factors--Absence of Market for Common Stock" and "Market for Common Stock."

RISK FACTORS

  See "Risk Factors" for a discussion of certain risks related to the Exchange and the Offering.

SELECTED CONSOLIDATED FINANCIAL INFORMATION OF THE ASSOCIATION

  The following table sets forth, on an historical basis, certain selected consolidated financial data for the Association and its subsidiaries. This summary has been derived from, and should be read in conjunction with, the audited consolidated financial statements of the Association and the related notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this Prospectus.

                            AT AND FOR THE FISCAL YEAR ENDED MARCH 31,
                           ---------------------------------------------------
                             1997      1996      1995      1994         1993
                           --------  --------  --------  --------     --------
                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
FINANCIAL CONDITION DATA:
Total assets.............  $200,764  $195,768  $163,659  $147,143     $141,077
Cash, interest-bearing
 deposits, and investment
 securities(1)...........    79,828    59,864    56,106    59,304       56,519
Mortgage-backed
 securities..............    14,954    28,096    15,260    16,987           93
Loans receivable, net....    95,928    96,998    83,235    61,683       75,643
Savings deposits.........   122,983   124,515   121,560   132,844      131,216
Borrowed money...........    64,249    57,305    29,256     1,105          --
Stockholders' equity.....    12,634    12,789    11,873    12,050        8,067
OPERATING DATA:
Total interest income....  $ 13,610  $ 12,275  $  9,697  $  9,420     $ 10,357
Total interest expense...     9,112     8,540     6,132     6,028        6,686
                           --------  --------  --------  --------     --------
Net interest income
 before provision for
 losses on loans.........     4,498     3,735     3,565     3,392        3,671
Provision for losses on
 loans...................        50        31         9        12           14
                           --------  --------  --------  --------     --------
Net interest income after
 provision for losses on
 loans...................     4,448     3,704     3,556     3,380        3,657
Gain on sales of mortgage
 loans...................     1,121     1,248       775     2,432        2,025
Other noninterest
 income..................     1,448     1,460     1,500     1,386        1,283
Total noninterest
 expense.................     6,209     5,341     5,321     6,073        5,664
                           --------  --------  --------  --------     --------
Income before income tax
 expense and cumulative
 effect of change in
 accounting principle....       808     1,071       510     1,125        1,301
Income tax expense.......       303       418       188       400          453
                           --------  --------  --------  --------     --------
Income before cumulative
 effect of change in
 accounting principle....       505       653       322       725          848
Cumulative effect of
 change in accounting
 principle...............       --        --        --        188          --
                           --------  --------  --------  --------     --------
Net income...............  $    505  $    653  $    322  $    913     $    848
                           ========  ========  ========  ========     ========
Earnings per share.......  $   0.61  $   0.80  $   0.39  $   0.22(3)       N/A
                           ========  ========  ========  ========     ========
PERFORMANCE RATIOS:
Return on average assets
 (net income divided by
 average assets).........      0.25%     0.35%     0.20%     0.59%(2)     0.58%
Return on average equity
 (net income divided by
 average equity).........      3.98%     5.18%     2.79%     8.92%(2)    10.92%
Dividend payout ratio
 (dividends declared
 divided by net income)..     46.16%    34.16%    68.33%    32.32%(3)      N/A
Average equity to average
 assets..................      6.30%     6.68%     7.24%     6.62%        5.33%
Equity to assets (end of
 year)...................      6.29%     6.53%     7.25%     8.19%        5.72%
Interest rate spread
 (difference between
 average yield on
 interest-earning assets
 and average cost of
 interest-bearing
 liabilities)............      2.12%     1.90%     2.21%     2.23%        2.46%
Net interest margin (net
 interest income as a
 percentage of average
 interest-earning
 assets).................      2.31%     2.09%     2.39%     2.38%        2.69%
Noninterest expense to
 total assets............      3.09%     2.73%     3.25%     4.13%        4.01%
Noninterest expense to
 average assets..........      3.08%     2.83%     3.34%     3.93%        3.89%
Average interest-earning
 assets to average
 interest-bearing
 liabilities.............    104.19%   104.13%   104.37%   103.48%      104.73%
ASSET QUALITY RATIOS:
Allowance for loan losses
 to total loans at end of
 period..................      0.29%     0.24%     0.26%     0.39%        0.30%
Net charge-offs to
 average outstanding
 loans during the
 period..................         *      0.02%     0.04%        *            *
Nonperforming assets to
 total assets............      0.35%     0.39%     0.44%     0.29%        0.40%
OTHER DATA:
Number of real estate
 loans outstanding.......     1,828     1,989     1,750     1,633        1,778
Number of deposit
 accounts................    14,944    15,442    15,647    16,256       16,634
Full service offices.....         3         3         3         3            3
Loan origination
 offices.................         5         3         3         2            2

--------
(1) Includes interest-bearing deposits in other depository institutions.
(2) Includes cumulative effect of change in accounting principle totaling $188,408, or .12% and 1.84% of average assets and average equity, respectively.

(3) Included earnings per share data is only applicable to the period subsequent to the initial public offering of common stock on October 22, 1993.
 * Insignificant

                              RECENT DEVELOPMENTS

  The selected consolidated financial and other data of the Association set forth below at and for the three months ended June 30, 1997 has been derived from unaudited consolidated financial statements of the Association.

                                                        AT              AT
                                                 JUNE 30, 1997(1) MARCH 31, 1997
                                                 ---------------- --------------
                                                     (DOLLARS IN THOUSANDS)
FINANCIAL CONDITION DATA:
 Total assets..................................      $201,831        $200,764
 Cash, interest-bearing deposits, and
  investment securities(2).....................        73,603          79,828
 Mortgage-backed securities....................        11,028          14,954
 Loans receivable, net.........................       106,457          95,928
 Savings deposits..............................       122,026         122,983
 Borrowed money................................        65,162          64,249
 Stockholders' equity..........................        13,306          12,634
                                                   AT AND FOR THE THREE MONTHS
                                                         ENDED JUNE 30,
                                                 -------------------------------
                                                     1997(1)         1996(1)
                                                 ---------------- --------------
                                                  (DOLLARS IN THOUSANDS, EXCEPT
                                                         PER SHARE DATA)
OPERATING DATA:
 Total interest income.........................      $  3,407        $  3,265
 Total interest expense........................         2,304           2,229
                                                     --------        --------
 Net interest income before provision for
  losses on loans..............................         1,103           1,036
 Provision for losses on loans.................           --              --
                                                     --------        --------
 Net interest income after provision for losses
  on loans.....................................         1,103           1,036
 Gain on sales of mortgage loans...............           191             210
 Other noninterest income......................           364             513
 Total noninterest expense.....................         1,350           1,326
                                                     --------        --------
 Income before income tax expense..............           308             433
 Income tax expense............................           120             169
                                                     --------        --------
 Net income....................................      $    188        $    264
                                                     ========        ========
 Earnings per share............................      $    .23        $    .32
                                                     ========        ========
PERFORMANCE RATIOS:
 Return on average assets (net income divided
  by average assets)...........................           .37%            .54%
 Return on average equity (net income divided
  by average equity)...........................          5.84%           8.29%
 Dividend payout ratio (dividends declared
  divided by net income).......................         34.11%          21.28%
 Average equity to average assets..............          6.35%           6.47%
 Equity to assets (end of year)................          6.59%           6.24%
 Interest rate spread (difference between
  average yield on interest-earning assets and
  average cost of interest-bearing
  liabilities).................................          2.06%           1.98%
 Net interest margin (net interest income as a
  percentage of average interest-earning
  assets)......................................          2.25%           2.18%
 Noninterest expense to total assets...........          2.68%           2.65%
 Noninterest expense to average assets.........          2.66%           2.69%
 Average interest-earning assets to average
  interest-bearing liabilities.................        104.03%         104.22%
ASSET QUALITY RATIOS:
 Allowance for loan losses to total loans at
  end of period................................           .27%            .23%
 Net charge-offs to average outstanding loans
  during the period............................             *               *
 Nonperforming assets to total assets..........           .29%            .31%
OTHER DATA:
 Number of real estate loans outstanding.......         1,753           1,847
 Number of deposit accounts....................        15,038          15,298
 Full service offices..........................             3               3
 Loan origination offices......................             5               3

--------
(1) The data presented at and for the three months ended June 30, 1997 and 1996 were derived from unaudited consolidated financial statements and reflect, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) which are necessary to present fairly the results for such interim periods. Interim results at and for the three months ended June 30, 1997 are not necessarily indicative of the results that may be expected for the fiscal year ending March 31, 1998.
(2) Includes interest-bearing deposits in other depository institutions.
*  Insignificant.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF RECENT DEVELOPMENTS

FINANCIAL CONDITION

  The total assets of the Association increased approximately $1.0 million, or 0.5%, to $201.8 million at June 30, 1997 from $200.8 million at March 31, 1997. This increase in asset size primarily relates to the origination of mortgage loans which were funded through cash reserves and the proceeds from sales of investment securities and mortgage-backed securities.

  Cash, primarily interest-bearing demand accounts, increased to $25.9 million at June 30, 1997 from $1.0 million at March 31, 1997 and investment securities available for sale decreased to $40.2 million at June 30, 1997 from $70.1 million at March 31, 1997 as a result of management's decision to move from securities with longer term maturities into securities with shorter term maturities in an effort to reduce the Association's exposure to interest rate risk. While the proceeds from sales of investment securities have been temporarily invested in interest-bearing deposits, management expects to reinvest these balances during the next quarter.

  Mortgage-backed securities available for sale decreased by approximately $3.9 million, or 26.3%, to $11.0 million at June 30, 1997 from $15.0 million at March 31, 1997. This decrease resulted from sales generated to fund mortgage loan originations.

  Loans held for investment totaled $93.8 million at June 30, 1997, an increase of approximately $2.3 million, or 2.5%, from the March 31, 1997 balance of $91.5 million. This increase is primarily the result of continued portfolio mortgage lending on one-to four-family residences offset by principal repayments.

  Loans held for sale increased by approximately $8.3 million, or 188.0%, to $12.7 million at June 30, 1997 from $4.4 million at March 31, 1997. This increase is the result of increased one-to four-family mortgage loan originations due to improved residential lending interest rates.

  Office properties and equipment increased $730,000, or 23.9%, to $3.6 million at June 30, 1997 from $2.9 million at March 31, 1997. The increase resulted from the purchase of two properties designed to become branch facilities, one to replace a currently leased, limited-use facility in the fourth quarter of 1997 and the other to expand the Association's branch network during the spring of 1998.

  Savings deposits totaled $122.0 million at June 30, 1997, a decrease of approximately $957,000 from the March 31, 1997 balance of $123.0 million. Interest credited during the three months ended June 30, 1997 was approximately $1.1 million.

  FHLB advances remained constant at $63.0 million at June 30, 1997 as compared to March 31, 1997. During the three months ended June 30, 1997, the Association opened a $5.0 million line of credit which remained unused.

  Other borrowed money increased by $913,000. These short-term borrowings relate to EMC, the proceeds of which were invested solely in residential mortgage loans.

RESULTS OF OPERATIONS

  The operating results of the Association depend primarily on its net interest income, which is the difference between interest income on interest-earning assets, primarily loans, investment securities, and mortgage-backed securities, and interest expense on interest-bearing liabilities, primarily deposits and borrowed money. The Association's net income also is affected by the establishment of provisions for losses on loans and the level of its other income, loan servicing fees, deposit service charges, the results of real estate activities, gain on sales of mortgage loans, as well as its other expenses and income tax provisions.

THREE MONTHS ENDED JUNE 30, 1997 COMPARED TO JUNE 30, 1996

  Net Income. Net income decreased $76,000, or 28.9%, from $264,000 for the three months ended June 30, 1996 to $188,000 for the three months ended June 30, 1997. The decrease was primarily the result of the sale of the residential investment property by Equality Commodity Corporation, a wholly-owned subsidiary of the Association ("ECC"), in June, 1996 at a gain of $106,000 with no comparable item in 1997 in addition to reduced rental income in investment property of $51,000 offset by a $67,000, or 6.5%, increase in net interest income.

  Interest Income. Interest income increased from $3.3 million for the three months ended June 30, 1996 to $3.4 million for the three months ended June 30, 1997. The increase of $142,000, or 4.3%, resulted primarily from an increase in the interest on loans receivable and interest on investment securities offset by decreases in interest on interest bearing deposits and mortgage-backed securities. Interest on loans receivable increased by $118,000, or 6.4%, to $2.0 million for the three months ended June 30, 1997 as compared to $1.8 million for the three months ended June 30, 1996. This increase was primarily due to an increase in the average balance of loans outstanding from $98.1 million for the three months ended June 30, 1996 to $98.4 million for the three months ended June 30, 1997 accompanied by an increase in the yield on loans from 7.48% for the three months ended June 30, 1996 to 7.94% for the three months ended June 30, 1997. The higher average balance of loans outstanding for the three months ended June 30, 1997 reflects an increase in residential mortgage loan and commercial loan portfolio lending. Interest on investment securities increased $338,000, or 43.2%, from $783,000 for the three months ended June 30, 1996 to $1.1 million for the three months ended June 30, 1997 due to an increase in the average balance of investment securities from $52.1 million for the three months ended June 30, 1996 to $64.6 million for the three months ended June 30, 1997. During the same period the yield on investment securities increased from 6.01% for the three months ended June 30, 1996 to 6.94% for the three months ended June 30, 1997. Interest income on mortgage-backed securities decreased $212,000, or 49.4%, from $429,000 for the three months ended June 30, 1996 to $217,000 for the three months ended June 30, 1997 due to a decrease in the average balances from $27.5 million for the three months ended June 30, 1996 to $12.4 million for the three months ended June 30, 1997, offset by an increase in the yield on mortgage-backed securities from 6.25% for the three months ended June 30, 1996 to 7.03% for the three months ended June 30, 1997. Interest on interest bearing deposits decreased $107,000, or 66.0%, from $162,000 for the three months ended June 30, 1996 to $55,000 for the three months ended June 30, 1997. This decrease is the result of reduced average balances of interest-bearing deposits from $8.6 million for the three months ended June 30, 1996 to $3.2 million for the three months ended June 30, 1997.

  Interest Expense. Interest expense increased from $2.2 million for the three months ended June 30, 1996 to $2.3 million for the three months ended June 30, 1997. The increase of $74,000, or 3.3%, resulted primarily from increased average FHLB advances offset by decreased average deposit balances and decreased average cost of deposits. The weighted average cost of deposits decreased 2 basis points from 4.62% for the three months ended June 30, 1996 to 4.60% for the three months ended June 30, 1997, due to the effects of increased low cost checking account balances and reduced certificate balances. Average deposit balances decreased $2.3 million, or 1.9%, from $124.2 million at June 30, 1996 to $121.9 million at June 30, 1997.

  Average FHLB advances increased $8.4 million, or 14.9%, to $64.7 million, for the three months ended June 30, 1997 compared to $56.3 million for the three months ended June 30, 1996. The weighted average cost of advances decreased 5 basis points from 5.56% for the three months ended June 30, 1996 to 5.51% for the three months ended June 30, 1997.

  Provision for Losses on Loans. There was no provision for losses on loans for the three month periods ended June 30, 1997 or June 30, 1996. The provision for losses on loans is based on management's evaluation of the credit risk inherent in the loan portfolio and the amount required to be maintained in the allowance for loan losses. The Association's allowance for loan losses totaled $283,000 at June 30, 1997 and March 31, 1997, respectively. Management believes the allowance for loan losses is adequate.

  Noninterest Income. Noninterest income decreased $169,000, or 23.3%, from $724,000 for the three months ended June 30, 1996 to $555,000 for the three months ended June 30, 1997. The decrease is due primarily to the results of the sale of a 26 unit residential property by ECC during the three months ended June 30, 1996 at a gain of $106,000. There was no comparable gain for the three months ended June 30, 1997. Additionally, rental income decreased from $57,000 for the three months ended June 30, 1996 to $6,000 for the three months ended June 30, 1997 as a result of the disposition of this rental property. Also contributing to the decrease in noninterest income was a decrease in gain on sale of mortgage loans of $20,000, or 9.3%, from $210,000 for the three months ended June 30, 1996 to $191,000 for the three months ended June 30, 1997 and increased loss in earnings of joint venture of $19,000 from earnings of $3,000 for the three months ended June 30, 1996 to losses of $16,000 for the three months ended June 30, 1997 offset by increased loan servicing fees and late charges of $23,000, or 10.7%, which improved from $214,000 for the three months ended June 30, 1996 to $237,000 for the three months ended June 30, 1997 due to an increase in the servicing portfolio of EMC. For the three months ended June 30, 1996, the Association, through EMC, sold $19.7 million of mortgage loans as compared to $11.5 million in the comparable period in 1997. The decreased sales volume of $8.2 million resulted in the decreased gain on sale of mortgage loans. Loans serviced by EMC increased $16.8 million, or 5.5%, from $304.7 million at June 30, 1996 to $321.5 million at June 30, 1997.

  Noninterest Expense. Noninterest expense increased $24,000, or 1.8%, for the three months ended June 30, 1997 compared to the three months ended June 30, 1996, due primarily to an increase of $39,000, or 5.2%, in salaries and employee benefits from $747,000 for the three months ended June 30, 1996 to $786,000 for the three months ended June 30, 1997, the result of general wage increases, as well as general increases in data processing, advertising and other general operating expenses offset by reduced federal deposit insurance premiums of $52,000, or 72.5%, from $72,000 for the three months ended June 30, 1996 to $20,000 for the three months ended June 30, 1997, the result of legislation passed by Congress to capitalize the Savings Association Insurance Fund where following a one-time assessment in September, 1996 ongoing insurance would be significantly reduced from approximately 23 basis points to approximately 6 basis points.

  Income Taxes. Income tax expense decreased from $169,000 for the three months ended June 30, 1996 to $120,000 for the three months ended June 30, 1997. The decrease of $49,000, or 28.8%, was the result of a decrease in income before income tax expense of $125,000. The effective tax rate was approximately 39.0% for the three month periods ended June 30, 1997 and 1996.

                                 RISK FACTORS

  PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE RISK FACTORS PRESENTED BELOW, IN ADDITION TO OTHER CONSIDERATIONS DISCUSSED ELSEWHERE IN THIS PROSPECTUS.

EFFECT OF INTEREST RATES

  The financial condition and results of operations of the Association, and of savings institutions in general, are significantly influenced by general economic conditions, by the related monetary and fiscal policies of the federal government, and by the regulations of the OTS, the FDIC and the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). Deposit flows and the cost of funds are influenced by interest rates of competing investments and general market rates of interest. Lending activities are affected by the demand for mortgage financing and for consumer and other types of loans, which in turn is affected by the interest rates at which such financing may be offered and by other factors affecting the supply of housing and the availability of funds.

  The Association's profitability is substantially dependent on its net interest income, which is the difference between the interest income received from its interest-earning assets and the interest expense incurred in connection with its interest-bearing liabilities. The mismatch between maturities and interest rate sensitivities of balance sheet items (i.e. interest-earning assets and interest-bearing liabilities) results in interest rate risk. The extent of interest rate risk to which the Association is subject is monitored by management by modeling the change in its market value of equity ("MVE") over a variety of interest rate scenarios. MVE is the present value of expected cash flows from assets, liabilities and off-balance sheet contracts. The calculation is intended to illustrate the change in MVE that will occur in the event of an immediate change in interest rates of at least 200 basis points with no effect given to any steps that management might take to counter the effect of that interest rate movement. At March 31, 1997, there would have been an estimated $3.4 million, or 21.8%, decrease in the Association's MVE, assuming a 200 basis point increase in interest rates. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Asset and Liability Management" for a discussion of the MVE method of analyzing interest rate risk.

  At March 31, 1997, the Association had approximately $55.0 million of adjustable rate mortgage loans ("ARMs") in its loan portfolio. The Association's ARMs contain annual and lifetime interest rate adjustment limits which, in a rising interest rate environment, may prevent such loans from repricing to market interest rates. See "Business of the Association--Lending and Mortgage-Banking Activities--Residential One- to Four- Family Loans." While management anticipates that the Association's ARMs will better offset the adverse effects of an increase in interest rates as compared to fixed-rate mortgages, the increase in mortgage payments required of ARM borrowers in a rising interest rate environment could potentially cause an increase in delinquencies and defaults.

  Changes in interest rates can affect the amount of loans originated by an institution, as well as the value of its loans and other interest-earning assets and the resultant ability to realize gains on the sale of such assets. At March 31, 1997, the Association had net unrealized losses of $252,000 in its mortgage-backed securities portfolio and net unrealized losses of $707,000 in its investment securities portfolio due primarily to changes in interest rates since such securities were purchased by the Association.

  Changes in interest rates also can result in the flow of funds away from savings associations into investments in U.S. government and corporate securities, and other investment vehicles which, because of the absence of federal insurance premiums and reserve requirements among other reasons, generally can pay higher rates of return than savings associations.

RELIANCE ON MORTGAGE-BANKING OPERATIONS

  Mortgage-banking activities significantly influence the Association's results of operations. The Association's mortgage-banking operations conducted through EMC involve the origination, purchase and sale of mortgage loans for the purpose of generating income from the sale of mortgage loans and from servicing fees and late charges. The profitability of EMC's mortgage-banking operations depends in a large part on managing the volume of loan originations, purchases and sales and the expenses associated with such activity so that gains on the sale of loans together with fee income exceeds the costs of this activity. Changes in the level of interest rates and the condition of the local and national economies affect the amount of loans originated or purchased by EMC and demanded by investors to whom the loans are sold. Generally, EMC's loan origination, purchase and sale activity and, therefore, its results of operations, may be adversely affected by an increasing interest rate environment to the extent such environment results in decreased loan demand by borrowers and/or investors. Accordingly, the volume of loan originations, purchases and sales and the profitability of this activity can vary significantly from period to period, which can have significant effects on the Association's results of operations from period to period. In addition, EMC's (and therefore the Association's) results of operations are affected by the amount of noninterest expenses associated with mortgage-banking activities, such as compensation and benefits, occupancy and equipment expenses and other operating costs. During periods of reduced loan demand, EMC's (and therefore the Association's) results of operations may be adversely affected to the extent that it is unable to reduce expenses commensurate with the decline in loan originations.

  As part of its mortgage-banking activities, EMC originates loans, and to a lesser extent in recent years purchases loans, for subsequent sale into the secondary market. Between the time that origination commitments are issued and the time the loans are sold, EMC is exposed to movements in the price (due to changes in interest rates) of such loans (or of securities into which such loans are sometimes converted). EMC attempts to manage this risk by utilizing the sale of forward commitments through which EMC agrees to sell loans at a specified price on a future specified date. The amount of such forward commitments and the date on which they settle is based upon management's estimate as to estimated closing volumes and the length of the origination commitment. Differences between the volume or timing of actual loan originations and in management's estimates or in actual sales of the loans can expose EMC to significant interest rate risk. This activity is managed on a continuous basis. There can be no assurance that EMC will be successful in its efforts to reduce the risk of interest rate fluctuation between the time of origination of a mortgage loan and the time of the ultimate sale of the loan. To the extent EMC does not adequately manage this interest rate risk, it may incur significant mark-to-market losses or losses relating to the sale of such loans, adversely affecting its and the Association's financial condition and results of operations.

FEDERAL LEGISLATIVE PROPOSALS WOULD ELIMINATE THE FEDERAL SAVINGS ASSOCIATION AND UNITARY SAVINGS AND LOAN HOLDING COMPANY CHARTERS

  The U.S. Congress is considering legislative proposals, including a proposal announced by the Clinton Administration on May 21, 1997, that would modernize the financial services industry. Many of these proposals, including the Administration's, would eliminate the federal savings association charter by requiring that all federal thrifts convert to national banks or other banking charters. Likewise, the unitary savings and loan holding company would be eliminated and all thrift holding companies would become bank holding companies regulated by the Federal Reserve Board. The Association is a federal savings association and the Holding Company, upon completion of the Conversion and Reorganization, will be a unitary savings and loan holding company. If federal legislation is enacted that eliminates the federal savings association and unitary savings and loan holding company charters, the Association and the Holding Company would be required to change their charters. No assurance can be given whether federal legislation will be enacted that affects the federal savings association or unitary savings and loan holding company charters, or if such legislation is enacted, what form this legislation might take. Accordingly, management of the Association and the Holding Company cannot predict what effect, if any, such legislation would have on the activities and operations of the Association and the Holding Company. See "Reorganization and Supervision--Recent Legislative and Regulatory Development--Modernization of Financial Services Industry."

ADEQUACY OF THE ASSOCIATION'S ALLOWANCE FOR LOAN LOSSES

  At March 31, 1997, the Association's ratio of its allowance for loan losses to total loans outstanding was .29%, and the ratio of the allowance for loan losses to total nonperforming loans was 44.0%; however, the majority of nonperforming loans are FHA and VA loans which have guaranteed return of principal. Excluding these amounts, the Association's ratio of its allowance for loan losses to total nonperforming loans was 393.1%. The Association determines the desired level of allowance for loan losses based on an evaluation of the loan portfolio including consideration of the collateral underlying problem loans, prior loss experience, economic conditions, volume, growth and composition of the loan portfolio, and other relevant factors. This evaluation is inherently subjective as it requires material estimates including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change. No assurance can be given that the Association will not experience significant provisions for loan losses or charges against its allowance for loan losses in the future related to a deterioration in the quality of its loan portfolio. Furthermore, because future events affecting borrowers and collateral cannot be predicted with any certainty, there can be no assurance that existing reserves will be adequate or that substantial increases will not be required should the quality of the loans deteriorate. The allowance for loan losses at March 31, 1997 is maintained at a level believed adequate by management to absorb losses in the loan portfolio. Any material increase in loan provisions or material loss for which adequate reserves have not been established may materially adversely affect the Association's financial condition or results of operations, including reducing or eliminating the Association's profitability.

ABSENCE OF MARKET FOR COMMON STOCK

  The Holding Company has never issued capital stock (other than 100 shares issued to the Association, which will be canceled upon consummation of the Conversion and Reorganization), and to date an active and liquid trading market has not developed for the 391,400 Public Association Shares outstanding prior to the Offering. Consequently, there is no established market for the Common Stock to be issued in the Exchange and the Offering. The Holding Company has received conditional approval to have the Common Stock listed on the Nasdaq NMS under the symbol "ESBX." In order for the Common Stock to be listed on the Nasdaq NMS, however, there must be, among other things, two market makers for the Common Stock. Trident intends to act as a market maker for the Common Stock and will assist the Holding Company in retaining at least one other market maker. The Holding Company will use its best efforts to encourage and assist market making to establish and maintain a market for the Common Stock. There can be no assurance, however, that any additional market makers for the Common Stock will be obtained or that the Common Stock will be listed on the Nasdaq NMS or, if listed, will continue to be eligible for such listing. See "Market for Common Stock."

  Making a market involves maintaining bid and asked quotations and being able, as principal, to effect transactions in reasonable quantities at those quoted prices, subject to various securities laws and other regulatory requirements. In addition, the development of a liquid public market depends on the existence of willing buyers and sellers, the presence of which is not within the control of the Holding Company, the Association or any market maker. The smaller the number of holders of the stock, the less likely a liquid market will develop. Accordingly, there can be no assurance that an active and liquid trading market for the Common Stock will develop or, if developed, be maintained, that resales of the Common Stock can be made at or above the Purchase Price, or that quotations will be available on the Nasdaq NMS as contemplated. In the absence of a liquid public market for the Common Stock, investors in the Common Stock could have difficulty disposing of their shares on short notice and should not view the Common Stock as a short-term investment.

COMPETITION

  The Association faces intense and increasing competition both in making loans and in attracting deposits. The Association's market area has a large number of financial institutions, many of which have greater financial resources, name recognition and market presence than the Association, and all of which are competitors of the Association to varying degrees. Particularly intense competition exists for deposits and the origination of all of the loan products emphasized in the Association's business plan. The Association's competition for loans comes principally from commercial banks, other savings and loan associations, savings banks, mortgage-banking companies, finance companies and credit unions. The Association's most direct competition for deposits historically has come from other savings and loan associations, savings banks, commercial banks and credit unions. In addition, the Association faces increasing competition for deposits from non-bank institutions such as brokerage firms, insurance companies, money market mutual funds, other mutual funds (such as corporate and government securities funds) and annuities. Trends toward the consolidation of the banking industry and the lifting of interstate banking and branching restrictions may make it more difficult for smaller institutions, such as the Association, to compete effectively with large national and regional banking institutions.

DEPENDENCE ON KEY PERSONNEL

  The Association depends to a considerable degree on a limited number of key management personnel, and the loss of such personnel could adversely affect the Association. In order to minimize the likelihood of such an occurrence, the Association and the Holding Company intend to enter into new employment agreements with Richard C. Fellhauer, President and Chief Executive Officer of the Holding Company and the Association, Michael A. Deelo, Executive Vice President and Chief Financial Officer of the Association, and Leonard O. Wolter, Vice President of the Association. The Association maintains "key man" life insurance with respect to Messrs. Fellhauer, Deelo and Wolter. See "Management of the Holding Company and Association--Employment Agreements."

EFFECT OF ANTI-TAKEOVER PROVISIONS IN DISCOURAGING TAKEOVER OFFERS AND CHANGES IN MANAGEMENT

  The Holding Company's certificate of incorporation and bylaws provide, among other things, that (1) no person may acquire or hold the beneficial ownership of more than 10% of the voting shares of the Holding Company, and if any person acquires or holds the beneficial ownership of more than 10% of the voting shares of the Holding Company, each share in excess of such 10% limit shall have its voting power reduced to 1/100 of one vote; (2) the Holding Company's Board of Directors will be divided into three classes with one class to be elected each year; (3) special meetings of the Holding Company's stockholders may be called only by the chairman of the Board of Directors, the president or a majority of the Holding Company's Board of Directors; (4) the Board of Directors may issue additional shares of authorized Common Stock and fix the terms and designations of and issue shares of authorized preferred stock without any further action by the stockholders; (5) certain Business Transactions (as defined in the certificate of incorporation) must be approved in advance by a majority of the Board of Directors, approved in advance by the holders of 80% of the outstanding shares of voting stock other than shares owned by persons who are Interested Parties (as defined in the certificate of incorporation) with respect to the Business Transaction or approved after-the-fact by two-thirds of directors who are not themselves Interested Directors (as defined in the certificate of incorporation) with respect to the Business Transaction; and (6) stockholders who propose to nominate a candidate for election to the Board of Directors of the Holding Company or to present new business at a stockholders' meeting must give advance notice of, and furnish information relating to, the proposed nominee and business to the Holding Company. The management of the Holding Company does not have the ability to waive any of these provisions. A vote of 80% of the total votes eligible to be cast, voting together as a single class, is required to amend, repeal or adopt any provisions inconsistent with certain provisions of the certificate of incorporation and the bylaws, including most of the provisions enumerated above. See "Comparison of Stockholders' Rights" and "Restrictions on Acquisition of the Holding Company--Restrictions in the Holding Company's Certificate of Incorporation and Bylaws; Employment Agreements."

  Such provisions are intended to encourage a potential acquiror of the Holding Company to negotiate with the Board of Directors, which is in the best position to act on behalf of all of the stockholders, before seeking to obtain control of the Holding Company. Such provisions may, however, have the effect of discouraging takeover offers that certain stockholders might deem to be in their best interests, including takeover proposals in which stockholders might receive a premium for their shares over the then-current market price. Such provisions will also make it more difficult for individual stockholders or a group of stockholders to replace existing management, whether or not such stockholders believe that a change in management is in the best interests of the Holding Company.

EFFECT OF VOTING CONTROL BY DIRECTORS AND EXECUTIVE OFFICERS ON CORPORATE GOVERNANCE

  Directors and executive officers of the Holding Company expect to purchase approximately 7.6% of the shares of Conversion Stock issued in the Offering based upon the midpoint of the Offering Price Range. See "Proposed Subscriptions by Directors and Executive Officers." Directors, executive officers and employees are also expected to eventually control the voting of 3% of the shares of Conversion Stock issued in the Offering through the 1997 MRP. In addition, 7% of the shares of Conversion Stock issued in the Offering are expected to be acquired by the ESOP. Employees will vote the shares allocated to them under the ESOP, and unallocated shares will be voted by the ESOP trustee in the same proportion as the allocated shares. Accordingly, directors and executive officers as a group, together with the ESOP and the MRP, and taking into account the Exchange Shares to be beneficially owned by such persons, may have effective control over as much as 19.6%, at the midpoint of the Offering Price Range, of the Common Stock to be issued and outstanding at the completion of the Conversion and Reorganization.

  In addition, following the Conversion and Reorganization, executive officers and directors are expected to be granted options under the 1997 Stock Option Plan to purchase an amount of Common Stock equal to 10% of the shares of Conversion Stock issued in the Offering. If all of the options were issued to directors and executive officers, exercised and satisfied with newly issued shares, and if the Holding Company did not issue any other shares of Common Stock, the shares held by directors and executive officers, including the shares noted above, would give such persons effective control over as much as 22.0%, at the midpoint of the Offering Price Range, of the Common Stock issued and outstanding. Because the Holding Company's Certificate of Incorporation will require the affirmative vote of 80% of the outstanding shares entitled to vote in order to approve certain mergers, consolidations or other business combinations without the prior approval of two-thirds of the Holding Company's directors, the officers and directors and their associates, as a group, could effectively block such transactions. See "Comparison of Stockholders' Rights-- Voting Restrictions on Certain Business Combinations; Fair Price Provision."

POSSIBLE DILUTIVE EFFECT OF ISSUANCE OF ADDITIONAL SHARES

  Various possible and planned issuances of Common Stock could dilute the interests of prospective stockholders of the Holding Company following consummation of the Conversion and Reorganization, as noted below.

  The number of shares to be sold in the Conversion and Reorganization may be increased as a result of an increase in the Offering Price Range of up to 15% to reflect changes in market and financial conditions following the commencement of the Offering. In the event that the Offering Price Range is so increased, it is expected that the Holding Company will issue up to 1,058,000 shares of Conversion Stock at the Purchase Price for an aggregate price of up to $10,580,000. An increase in the number of shares will decrease net earnings per share and stockholders' equity per share on a pro forma basis and will increase the Holding Company's consolidated stockholders' equity and net earnings. See "Capitalization" and "Pro Forma Data."

  The ESOP intends to purchase an amount of the Conversion Stock that, when combined with the Exchange Shares to be received by the ESOP, aggregates 7% of the total shares of Common Stock to be outstanding upon consummation of the Conversion and Reorganization. In the event that there are insufficient shares available to fill the ESOP's order due to an oversubscription by Eligible Account Holders and the total number of shares of Conversion Stock issued in the Conversion and Reorganization is increased by up to 15%, the additional shares will first be allocated to fill the ESOP's subscription and thereafter in accordance with the terms of the Plan. See "Management of the Holding Company and Association--Employee Benefit Plans--Employee Stock Ownership Plan" and "The Conversion and Reorganization--The Offering--Subscription Offering Category 2: Employee Stock Benefit Plans."

  If the 1997 MRP is approved by stockholders at an annual or special meeting of the Holding Company's stockholders held at least six months following the consummation of the Conversion and Reorganization, the 1997 MRP intends to acquire an amount of Common Stock that, when combined with the Association Shares purchased by the 1993 MRP following the Mutual Holding Company Reorganization (as adjusted to give effect to the Exchange Ratio), would aggregate 3% of the total shares of Common Stock to be outstanding upon consummation of the Conversion and Reorganization. Such shares of Common Stock may be acquired in the open market with funds provided by the Holding Company, if permissible, or from authorized but unissued shares of Common Stock. In the event that additional shares of Common Stock are issued to the 1997 MRP, stockholders would experience dilution of their ownership interests (by 1.57% at the maximum of the Offering Price Range) and per share stockholders' equity and per share net earnings would decrease as a result of an increase in the number of outstanding shares of Common Stock. See "Pro Forma Data" and "Management of the Holding Company and Association--Employee Benefit Plans--1997 Management Recognition Plan."

  If the Holding Company's 1997 Stock Option Plan is approved by stockholders at an annual or special meeting of stockholders held at least six months following the consummation of the Conversion and Reorganization, the Holding Company will reserve for future issuance pursuant to such plan a number of authorized shares of Common Stock equal to an aggregate of 10% of the Conversion Stock issued in the Offering (92,000 shares, based on the maximum of the Offering Price Range). See "Pro Forma Data" and "Management of the Holding Company and Association--Employee Benefit Plans--1997 Stock Option Plan."

  The Association also has adopted and maintains the 1993 Stock Option and Incentive Plan, which reserved for issuance 38,000 Association Shares. As of March 31, 1997, no shares had been issued as a result of the exercise of options granted under such option plan. Upon consummation of the Conversion and Reorganization, the obligations and rights of this plan will be assumed by the Holding Company, and Common Stock will be issued in lieu of Association Shares pursuant to the terms of such plan. See "Management of the Holding Company and Association--Employee Benefit Plans--1993 Stock Option and Incentive Plan."

INCREASE IN COMMERCIAL BUSINESS LENDING

  During the fiscal year ended March 31, 1997, the Association began to originate commercial business loans on a limited basis. Such loans generally have shorter terms and higher interest rates than traditional mortgage loans. Such lending, however, generally involves more credit risk than traditional single-family residential lending because of the type and nature of the collateral. As of March 31, 1997, commercial business loans amounted to approximately $1.3 million, or 1.3% of the Association's loan portfolio. To date, the Association has not experienced any significant credit problems with respect to its commercial business loan portfolio and, as of March 31, 1997, none of the Association's commercial business loans were nonperforming. See "Business of the Association--Lending and Mortgage-Banking Activities-- Commercial Business Loans."

POSSIBLE ADVERSE INCOME TAX CONSEQUENCES

  The Association has received an opinion of KPMG Peat Marwick LLP that states that, for federal and state income tax purposes, consummation of the Conversion and Reorganization will not be taxable to the Association, the Holding Company or depositors of the Association. The opinion also states, however, that if the Subscription Rights granted to Eligible Account Holders, Supplemental Eligible Account Holders, Other Members, directors, officers and employees and Public Stockholders are deemed to have an ascertainable fair market value, income or gain may be recognized by the recipients of the Subscription Rights (in certain cases, whether or not the rights are exercised) in an amount equal to such value. Additionally, the Association could recognize a gain for tax purposes on such distribution. This opinion is not binding on the Internal Revenue Service ("IRS"). No assurance can be given that the IRS will not take a contrary position. See "The Conversion and Reorganization--Tax Aspects."

                            EQUALITY BANCORP, INC.

  The Holding Company was incorporated as a Delaware corporation on May 14, 1997 at the direction of the Board of Directors of the Association to hold all of the capital stock of the Association and to facilitate the Conversion and Reorganization. The Holding Company has not engaged in any business to date and is not expected to engage in any business until the consummation of the Conversion and Reorganization. The Holding Company's offices are located at 9920 Watson Road, St. Louis, Missouri 63126, and its telephone number is (314) 965-7090.

  The Holding Company will have no material assets or liabilities prior to the consummation of the Conversion and Reorganization. Immediately following the consummation of the Conversion and Reorganization, the Holding Company will have, as its only material assets, the stock of the Association and that portion of the net proceeds of the Offering that it retains. See "Use of Proceeds" for a discussion of how the Holding Company intends to invest the net proceeds of the Offering retained by it. Immediately following the Conversion and Reorganization, the Holding Company will have no material liabilities. Following the Conversion and Reorganization, the Holding Company will be engaged in the business of managing its investments and directing, planning and coordinating the business activities of the Association. In the future, the Holding Company may acquire or organize other operating subsidiaries, although there are no current plans or agreements to do so.

  The Association expects the Holding Company's application to become a savings and loan holding company under the Home Owners' Loan Act ("HOLA") and to acquire the Association to be approved by the OTS prior to the Expiration Date. Upon completion of the Conversion and Reorganization, the Holding Company will be subject to regulation by OTS. See "Regulation and Supervision--Holding Company Regulation."

                  EQUALITY SAVINGS AND LOAN ASSOCIATION, F.A.

  The Association is a federally-chartered-stock-based-savings association regulated by the OTS, and its deposits are insured by the FDIC through the SAIF. The deposits of the Association will continue to be insured by the FDIC after the Conversion and Reorganization. The Association was originally chartered in 1884. At March 31, 1997, the Association had total assets of $200.8 million, deposit accounts of $123.0 million and total stockholders' equity of $12.6 million. The Association conducts its business through three full-service branch offices and five limited-service-loan-production offices. The Association's main office is located at 4131 South Grand Boulevard, St. Louis, Missouri 63118-3464, and its telephone number is (314) 352-3333.

  On October 22, 1993, Equality Savings and Loan Association (the predecessor of the Association) (i) reorganized into a mutual holding company and changed its name to "First Missouri Financial, M.H.C." and (ii) transferred substantially all of its assets and all of its liabilities to the Association, which sold a minority interest in its common stock to depositors of Equality Savings and Loan Association and various stock compensation plans. A total of 380,000 shares of newly issued common stock were sold at $10.00 per share. An additional 11,400 authorized but unissued shares were later sold to the 1993 MRP at $10.00 per share. The Association gained net proceeds of approximately $3.2 million from the sale of its common stock. On June 13, 1995, the Association converted from a Missouri-chartered-stock-savings-and-loan association to a federally-chartered-stock-savings-and-loan association.

THE ASSOCIATION'S BUSINESS OPERATIONS

  The Association's business is similar in many respects to other savings associations in that it gathers deposits from its local community and uses these funds, along with FHLB advances, to invest primarily in residential one- to four-family mortgage loans, U.S. government and agency securities and mortgage-backed securities and, to a lesser extent, multifamily and commercial real estate, consumer and commercial business loans. Notwithstanding these traditional thrift attributes, the Association's operations are distinct in that it conducts its residential mortgage lending business primarily through a wholly-owned mortgage-banking subsidiary--EMC.

  . Mortgage-Banking Operations. EMC acts as a conduit for the origination, purchase and sale of residential mortgage loans for the benefit of the Association. It funds its mortgage-banking activities through lines of credit from the Association and an unrelated commercial bank. EMC provides several benefits to the Association, including, among other things, originating a variety of mortgage loan products for the Association's portfolio and generating noninterest income for the Association through its activities in the secondary mortgage market. EMC contributed approximately 17% to the Association's total interest income and other income for the year ended March 31, 1997. For additional information concerning the Association's mortgage-banking operations, see "Business of The Association--Lending and Mortgage-Banking Operations."

  . Capital Position. At March 31, 1997, the Association's capital exceeded the OTS's tangible, core and risk-based capital requirements of 1.5%, 3.0% and 8.0% of adjusted total assets, respectively. At this date, the Association's tangible and core capital totaled $12.3 million, or 6.11% of adjusted total assets, and its risk-based capital totaled $12.6 million, or 17.86% of risk-weighted assets. For additional information concerning the Association's compliance with regulatory capital requirements, see Note 2 to Notes to Consolidated Financial Statements.

  . Asset Quality. At March 31, 1997, the Association's nonperforming assets totaled $709,000 (representing .67% of gross loans and .35% of total assets), the majority of which were FHA/VA loans secured by residential one- to four-family dwellings and the related principal and interest of which were either insured by the FHA or guaranteed by the VA. For additional information concerning the Association's nonperforming assets, see "Business of the Association--Lending and Mortgage-Banking Activities--Nonperforming Assets and Their Classification."

  . Loan Servicing Portfolio. At March 31, 1997, EMC serviced $323.0 million in residential mortgage loans (of which $90.6 million was for the Association). EMC earned $888,000 in servicing fee income for fiscal year 1997. Loan servicing fees on loans serviced for institutions other than the Association totaled $674,000, $603,000 and $622,000 for fiscal years 1997, 1996 and 1995, respectively. Because EMC sells conventional mortgage loans (non-FHA and VA) servicing retained, the Association's loan servicing portfolio (and the associated earnings stream) continues to grow.

  . FHLB Borrowings. The amount of the Association's savings deposits has declined by approximately $8 million since 1993, while its loan demand through EMC has steadily increased. To fund this loan growth and to take advantage of interest rate spreads, the Association began borrowing funds from the FHLB of Des Moines in 1994. Since then, the Association's FHLB borrowings have increased to $63 million at March 31, 1997. Management of the Association attributes the decline in traditional savings accounts to intense competition for investment funds by other financial institutions in the Association's local market and other financial service providers such as mutual funds and insurance companies. For additional information concerning the Association's borrowings and deposit activity, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Financial Condition."

  . Internal Expansion. In May 1997, the Association purchased a building in Arnold, Missouri (which is in Jefferson County and adjacent to St. Louis County) that the Association is remodeling as a full-service branch office. The Association expects this office to be completed by the summer of 1998. In addition, the Association is relocating a store-front branch office several blocks and concurrently converting it into a branch office with a drive-up facility; the relocation is expected to be completed in September 1997. In early 1997, in connection with its hiring of a new commercial lending officer, the Association began originating a limited number of commercial business loans. Management expects this type of lending to increase gradually over the next several years. For additional information concerning the Association's commercial business lending, see "Business of the Association--Lending and Mortgage-Banking Activities--Commercial Business Loans."

BUSINESS STRATEGIES

  The Association's business strategy includes (i) maintaining a strong capital level, (ii) maintaining a high level of asset quality, (iii) limiting the Association's exposure to fluctuations in interest rates, (iv) emphasizing local originations of one- to four-family fixed-rate mortgage loans and ARMs and (v) continuing to emphasize high quality customer service with a competitive service fee structure. Management of the Association believes that the proceeds raised in the Conversion and Reorganization, and the additional operating flexibility gained by converting to the full-stock-form-of-ownership, will assist the Association in accomplishing this strategy, while continuing to grow its business.

  The capital raised in the Conversion and Reorganization will allow the Association to continue its internal expansion through growth in core operations. The Association intends to continue its community-oriented focus by originating loans in the St. Louis metropolitan area. Management believes there is an opportunity for the Association, as a independent-community-oriented financial institution to compete for customers of national and super-regional banking organizations that have offices in the Association's market. Many of these larger banks recently have combined with other large financial institutions, and management of the Association believes that customer dissatisfaction with services provided by these combined organizations will give the Association the opportunity to expand its depositor and borrower base by offering superior personal service as an independent community banking organization. To this end and in order to expand its market share, the Association is in the process of relocating a store-front branch office and concurrently converting it into a branch office with a drive-up facility and also is constructing an additional full-service branch facility. The additional capital raised in the Conversion and Reorganization will allow the Association to continue to grow the operations of EMC, which focus on one- to four-family lending, but also will make funds available, as needs arise, to finance non-mortgage types of lending, which would be intended to improve the yield and interest rate sensitivity of the Association's assets.

  Prospects for external growth also will be enhanced by the capital raised in the Conversion and Reorganization because the Association will have additional capital available to support acquisitions of other financial institutions and branch expansion. The Association, however, has no plans at this time for such acquisitions or expansion, except as discussed in this Prospectus. For additional information concerning how the Association intends to use the proceeds raised in the Conversion and Reorganization, see "Use of Proceeds."

REGULATION

  The OTS is charged with overseeing and regulating the Association's activities and monitoring its financial condition. This regulatory framework sets parameters for the Association's activities and operations and grants the OTS extensive discretion with regard to its supervisory and enforcement powers and examination policies. The Association files periodic reports with the OTS concerning its activities and financial condition, must obtain OTS approval prior to entering into certain transactions or initiating new activities, and is subject to periodic examination by the OTS to evaluate the Association's compliance with various regulatory requirements.

                       FIRST MISSOURI FINANCIAL, M.H.C.

  The Mutual Holding Company is a federally chartered mutual holding company that was chartered in 1993 in connection with the Mutual Holding Company Reorganization. The Mutual Holding Company's primary asset is 445,000 Association Shares, which represents 53.2% of the total issued and outstanding Association Shares. The Mutual Holding Company's only other assets consist of a deposit account in the amount of $50,000 as of March 31, 1997 (which will become an asset of the Association upon consummation of the Conversion and Reorganization). Prior to the Conversion and Reorganization, each depositor in the Association has both a deposit account in the institution and a pro rata ownership interest in the net worth of the Mutual Holding Company based upon the value in his or her account, which interest may only be realized in the event of a liquidation of the Mutual Holding Company. As part of the Conversion and Reorganization, the Mutual Holding Company will convert from mutual form to a federal interim stock savings association and simultaneously merge with and into the Association, with the Association being the surviving entity.

                                USE OF PROCEEDS

  The net proceeds from the sale of the Conversion Stock are expected to range from $6.4 million, at the minimum of the Offering Price Range, to $8.8 million, at the maximum of the Offering Price Range. At the midpoint of the Offering Price Range, the estimated net proceeds from the sale of the Conversion Stock would be $7.6 million.

  Pursuant to the business plan adopted by the Holding Company and the Association on June 20, 1997 in contemplation of the Conversion and Reorganization, the Holding Company plans to contribute to the Association 50% of the net proceeds from the sale of the Conversion Stock and retain the remainder of the net proceeds. Assuming that the Conversion and Reorganization is consummated at the midpoint of the Offering Price Range, the Association will receive approximately $3.8 million and the Holding Company will retain approximately $3.8 million, out of which the Holding Company will make a loan to the Association's ESOP in the amount of $696,000 and fund the 1997 MRP at a later date in the amount of $240,000, provided the 1997 MRP is approved by the Holding Company's stockholders. The ESOP will repay such loan from the Holding Company with contributions made to the ESOP by the Association and any dividends on the Common Stock held by the ESOP. The loan will require annual interest and principal payments over a 10-year period and will bear interest at a fixed rate established at the prime rate, as reported by The Wall Street Journal, Midwest Edition, in effect at the time of completion of the Conversion and Reorganization.

  The Holding Company intends to invest the net proceeds of the Offering that it retains initially in short-term and intermediate-term deposits and U.S. government and federal agency securities. Thereafter, funds retained by the Holding Company will be deployed in accordance with the Holding Company's and the Association's business plan as determined by the Board of Directors of the Holding Company, as specific business opportunities or requirements arise and for general corporate purposes. The net proceeds retained by the Holding Company may be used to support the future expansion of operations, such as the establishment of new branch offices, the acquisition of branches from other financial institutions or the acquisition of other financial institutions and for other business or investment purposes, including the possible infusion of additional equity into the Association, the possible payment of dividends and the possible repurchase of shares of the Holding Company's Common Stock as permitted by the OTS. See "Dividend Policy" and "The Conversion and Reorganization--Certain Restrictions on Purchase or Transfer of Shares after the Conversion and Reorganization." The Holding Company, upon consummation of the Conversion, initially will be a unitary savings and loan holding company which, under existing laws, would generally not be restricted as to investments or as to the types of business activities in which it may engage, provided that the Association continues to be a qualified thrift lender under applicable OTS regulations.

  It is expected that the Holding Company's return on equity will initially be lower than historical levels as the Holding Company and the Association deploy the proceeds from the Offering. While the Board of Directors and management recognize this challenge will exist for the foreseeable future, the Holding Company intends to manage capital through controlled growth, the payment of regular cash dividends and possibly the payment of periodic special dividends. In addition, the Holding Company may repurchase the Common Stock as market and regulatory limits permit.

  The Association will invest the proceeds of the Offering that are made available to it by the Holding Company initially in cash and short-term investment securities (i.e., remaining maturities ranging up to 12 months) pending their application pursuant to its business plan. The business plan of the Holding Company and Association contemplates continuation of the Association's current lending and investment strategies that emphasize one- to four-family mortgage loans and U.S. government and agency securities and mortgage-backed securities. See "Business of the Association--Lending and Mortgage-Banking Activities," and "--Investment Activities." The Association may also use a portion of the net proceeds to pay dividends to the Holding Company, subject to applicable legal requirements. See "Regulation and Supervision--Federal Savings Association Regulation--Limitation on Capital Distributions."

  The Holding Company and the Association also may use the net proceeds of the Offering to expand their operations through acquisitions of other financial institutions or other financial services companies or portions thereof, subject to applicable regulatory restrictions. However, neither the Association nor the Holding Company has any pending plans or agreements regarding acquisitions of any specific financial institutions or other financial services companies or portions thereof.

  There can be no assurance that the Holding Company and the Association will be able to effectively implement their business plan, as currently in effect, and the business plan is subject to change.

                                DIVIDEND POLICY

  Upon consummation of the Conversion and Reorganization, the Board of Directors of the Holding Company will have the authority to declare and pay dividends on the Common Stock. The Board of Directors of the Holding Company intends to pay cash dividends on the Common Stock at an initial quarterly rate equal to $0.17 per share (the amount of the existing quarterly dividend on the Association Shares) divided by the Exchange Ratio, commencing with the first full quarter following consummation of the Conversion and Reorganization, which will have the effect of initially maintaining the aggregate amount of quarterly cash dividends received by the Public Stockholders. Based on the current Offering Price Range, the Exchange Ratio is expected to be 1.5283, 1.7981, 2.0678 and 2.3779 at the minimum, midpoint, maximum and 15% above maximum of the Offering Price Range, respectively, resulting in an initial quarterly dividend rate of $0.11, $0.09, $0.08 and $0.07 per share, respectively.

  Declarations and payments of dividends by the Board of Directors will depend upon a number of factors, including the amount of the net proceeds retained by the Holding Company, capital requirements, regulatory limitations, the Association's and the Holding Company's financial condition and results of operations, tax considerations and general economic conditions. In order to pay such cash dividends, however, the Holding Company must have available cash either from the net proceeds raised in the Offering and retained by the Holding Company, dividends received from the Association or earnings on Holding Company assets. In addition, from time to time in an effort to reduce capital to a desirable level or further reward stockholders for their investment, or both, the Board of Directors may determine to pay special cash dividends. The Holding Company will not, however, declare or pay a capital distribution in the form of a "return of capital" to its stockholders or take any steps in furtherance of any such capital distribution during the period ending one year after the consummation of the Conversion and Reorganization. Special cash dividends, if paid, may be paid in addition to, or in lieu of, any regular cash dividends. No assurances can be given that any dividends, regular or special, will be declared or, if declared, what the amount of dividends will be or whether such dividends, once declared, will continue. Moreover, no representation is being made regarding any "return of capital" following one year after the consummation of the Conversion and Reorganization.

  It is anticipated that a source of income to the Holding Company in the future could consist of dividends on the Association's stock held by the Holding Company. Consequently, future declarations of cash dividends by the Holding Company could depend upon dividend payments by the Association to the Holding Company or stock repurchases by the Association, which payments or repurchases will be subject to various restrictions. The Association is subject to federal regulatory restrictions on the declaration and payment of dividends. For information concerning federal regulations that apply to the Association regarding a savings institution's ability to make capital distributions including payment of dividends to its holding company, see "Regulation and Supervision--Federal Savings Association Regulation-- Limitation on Capital Distributions."

  Unlike the Association, the Holding Company is not subject to federal regulatory restrictions on the declaration or payment of dividends to its stockholders, although the source of such dividends could depend upon dividend payments from the Association in addition to that portion of the net proceeds of the Offering retained by the Holding Company and earnings thereon. The Holding Company is subject, however, to the requirements of Delaware law, which generally limit dividends to an amount equal to the excess of its net assets (the amount by which total assets exceed total liabilities) over its stated capital or, if there is no such excess, to its net profits for the current and/or immediately preceding fiscal year.

  Depositors of the Association who are also stockholders of the Holding Company after consummation of the Conversion and Reorganization may elect to have cash dividends deposited directly into an existing account with the Association by completing section 10 of the order form for the Conversion Stock. By entering an account number in section 10 of the order form, stockholders will have all future dividends directly deposited into interest-bearing insured accounts at the Association.

                            MARKET FOR COMMON STOCK

  The Holding Company has never issued capital stock (other than 100 shares issued to the Association, which will be canceled upon consummation of the Conversion and Reorganization), and to date an active and liquid trading market has not developed for the 391,400 Public Association Shares outstanding prior to the Offering. Consequently, there is no established market for the Common Stock to be issued in the Exchange and the Offering.

  The Holding Company has received conditional approval to have the Common Stock listed on the Nasdaq NMS under the symbol "ESBX." In order for the Common Stock to be listed on the Nasdaq NMS, however, there must be, among other things, two market makers for the Common Stock. Trident intends to act as a market maker for the Common Stock and will assist the Holding Company in retaining at least one other market maker. The Holding Company will use its best efforts to encourage and assist market makers in establishing and maintaining a market for the Common Stock. There can be no assurance, however, that any additional market makers for the Common Stock will be obtained or that the Common Stock will be listed on the Nasdaq NMS or, if listed, will continue to be eligible for such listing. If the Holding Company should prove unable, for any reason, to list the Common Stock on the Nasdaq NMS or to continue to be eligible for such listing, then the Holding Company intends to list the Common Stock on the Nasdaq SmallCap Market or the American Stock Exchange, under the same symbol, subject to the applicable listing criteria for that market.

  At March 31, 1997, there were 836,400 Association Shares outstanding, including 391,400 Public Association Shares, which were held by approximately 620 stockholders of record. There is no established market for the Association Shares nor any uniformly quoted prices. The last sale price of the Association Shares of which the Association is aware was $15.00 per share on April 7, 1997.

                                CAPITALIZATION

  The following table presents the historical capitalization of the Association at March 31, 1997, and the pro forma consolidated capitalization of the Holding Company after giving effect to the assumptions set forth under "Pro Forma Data," based on the sale of the number of shares of Conversion Stock at the minimum, midpoint, maximum and maximum, as adjusted, of the Offering Price Range. The shares that would be issued at the maximum, as adjusted, of the Offering Price Range would be subject to receipt of OTS approval of an updated appraisal confirming such valuation. A CHANGE IN THE NUMBER OF SHARES TO BE ISSUED IN THE CONVERSION AND REORGANIZATION WOULD MATERIALLY AFFECT PRO FORMA CONSOLIDATED CAPITALIZATION.

                                              HOLDING COMPANY PRO FORMA CONSOLIDATED CAPITALIZATION AS
                                                OF MARCH 31, 1997 BASED UPON THE SALE FOR $10.00 PER
                                                                      SHARE OF
                                              ---------------------------------------------------------------------
                               ASSOCIATION       680,000           800,000           920,000           1,058,000
                               HISTORICAL        SHARES            SHARES            SHARES             SHARES
                            CAPITALIZATION AT   (MINIMUM          (MIDPOINT         (MAXIMUM          (15% ABOVE
                             MARCH 31, 1997   OF RANGE)(1)      OF RANGE)(1)      OF RANGE)(1)      MAXIMUM)(1)(2)
                            ----------------- --------------    --------------    --------------    ---------------
                                                      (DOLLARS IN THOUSANDS)
Deposits(3)...............      $122,983        $      122,983    $      122,983    $      122,983     $      122,983
FHLB advances and note
 payable to Association...        64,113                64,113            64,113            64,113             64,113
Debt in connection with
 the acquisition of
 Association Shares by the
 ESOP.....................           136                   --                --                --                 --
                                --------        --------------    --------------    --------------     --------------
Total deposits and
 borrowed funds...........      $187,232        $      187,096    $      187,096    $      187,096     $      187,096
                                ========        ==============    ==============    ==============     ==============
Stockholders' equity:
  Preferred Stock(4)......           --                    --                --                --                 --
  Common Stock(4).........           836                    13                15                17                 20
  Additional paid-in
   capital................         2,769                 9,977            11,175            12,373             13,750
  Retained earnings(5)....         9,675                 9,725             9,725             9,725              9,725
  Unrealized gain (loss)
   on available for sale
   securities.............          (510)                 (510)             (510)             (510)              (510)
Less: existing stock plans
  Association Shares
   acquired by ESOP.......          (136)                  --                --                --                 --
  Common Stock acquired by
   ESOP(6)................           --                   (612)             (696)             (780)              (877)
  Common Stock to be
   acquired by 1997
   MRP(7).................           --                   (204)             (240)             (276)              (317)
                                --------        --------------    --------------    --------------     --------------
Total stockholders'
 equity...................      $ 12,634        $       18,389    $       19,469    $       20,549     $       21,791
                                ========        ==============    ==============    ==============     ==============

--------
(1) Does not reflect the possible increase in the Offering Price Range to reflect material changes in the financial condition or results of operations of the Association or changes in market conditions or general financial, economic and regulatory conditions, or the issuance of additional shares under the 1997 Stock Option Plan.
(2) This column represents the pro forma capitalization of the Holding Company if the aggregate number of shares of Conversion Stock issued in the Offering is 15% above the maximum of the Offering Price Range. See "Pro Forma Data" and Footnote 1 thereto.
(3) Withdrawals from deposit accounts for the purchase of Conversion Stock are not reflected. Such withdrawals will reduce pro forma deposits by the amounts thereof.
(4) The Association's authorized capital will consist solely of 4,000,000 shares of common stock, par value $1.00 per share, 1,000 shares of which will be issued to the Holding Company, and 1,000,000 shares of preferred stock, par value $1.00 per share, none of which will be issued in connection with the Conversion and Reorganization. At March 31, 1997, the Association had 836,400 shares of common stock issued and outstanding. The Holding Company's authorized capital will consist solely of 4,000,000 shares of common stock, par value $.01 per share, and 200,000 shares of preferred stock, par value $.01 per share. The number of shares of common stock of the Holding Company to be issued and outstanding in the Conversion and Reorganization would be 1,278,195, 1,503,759, 1,729,323 and 1,988,721, at the minimum, midpoint, maximum and 15% above the maximum of the Offering Price Range, respectively. No shares of preferred stock of the Holding Company will be issued in the Conversion and Reorganization.
(5) Retained earnings are substantially restricted by applicable regulatory capital requirements. Additionally, the Association will be prohibited from paying any dividend that would reduce its regulatory capital below the amount in the liquidation account, which will be established for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders at the consummation of the Conversion and Reorganization and adjusted downward thereafter as such account holders reduce their balances or cease to be depositors. See "The Conversion and Reorganization-- Liquidation Rights." Historical retained earnings does not include $50,000 of assets currently held at the Mutual Holding Company level, and which will be consolidated with the Association's book value.
(6) Assumes that 7% of the shares of Conversion Stock sold in the Offering will be acquired by the ESOP with funds borrowed from the Holding Company. Under generally accepted accounting principles ("GAAP"), the amount of Conversion Stock to be purchased by the ESOP represents unearned compensation and is, accordingly, reflected as a reduction of capital. As shares are released to ESOP participants' accounts, a corresponding reduction in the charge against capital will occur. Since the funds are borrowed from the Holding Company, the borrowing will be eliminated in consolidation and no liability will be reflected in the consolidated financial statements of the Holding Company. See "Management of the Holding Company and Association--Employee Benefit Plans--Employee Stock Ownership Plan."
(7) Assumes the purchase in the open market at the Purchase Price, pursuant to the proposed 1997 MRP, of a number of shares equal to 3% of the shares of Conversion Stock issued in the Offering at the minimum, midpoint, maximum and 15% above the maximum of the Offering Price Range. The issuance of such additional Conversion Stock of the MRP from authorized but unissued shares of Common Stock would dilute the ownership interest of stockholders by 1.57%. The shares are reflected as a reduction of stockholders' equity. See "Risk Factors--Possible Dilutive Effect of Issuance of Additional Shares," "Pro Forma Data" and "Management of the Holding Company and Association--Employee Benefit Plans--1997 Management Recognition Plan." The 1997 MRP is subject to stockholder approval, which is expected to be sought at a meeting to be held no earlier than six months following consummation of the Conversion and Reorganization.

                              REGULATORY CAPITAL

  The following table presents the Association's historical and pro forma capital position relative to its capital requirements at March 31, 1997. The amount of capital infused into the Association for purposes of the following table is 50% of the net proceeds from the sale of the Conversion Stock. For purposes of the table below, the amount expected to be borrowed by the ESOP and the cost of the shares expected to be acquired by the 1997 MRP are deducted from pro forma regulatory capital. For a discussion of the assumptions underlying the pro forma capital calculations presented below, see "Use of Proceeds," "Capitalization" and "Pro Forma Data." The definitions of the terms used in the table are those provided in the OTS capital regulations as discussed under "Regulation and Supervision--Federal Savings Association Regulation--OTS Capital Requirements."

                                                                   PRO FORMA AT MARCH 31, 1997
                                          ----------------------------------------------------------------------------------
                        ACTUAL REGULATORY                                                                  1,058,000 SHARES
                           CAPITAL AT       680,000 SHARES       800,000 SHARES         920,000 SHARES        (15% ABOVE
                         MARCH 31, 1997   (MINIMUM OF RANGE)   (MIDPOINT OF RANGE)    (MAXIMUM OF RANGE)   MAXIMUM OF RANGE)
                        ----------------- -------------------- ---------------------- -------------------- -----------------
                                  % OF                 % OF                  % OF                  % OF              % OF
                        AMOUNT  ASSETS(1)  AMOUNT   ASSETS(1)   AMOUNT    ASSETS(1)    AMOUNT   ASSETS(1)  AMOUNT  ASSETS(1)
                        ------- --------- --------- ---------- ---------- ----------- --------- ---------- ------- ---------
                                                            (DOLLARS IN THOUSANDS)
GAAP capital(2)........ $12,634   6.29%   $  15,197     7.46%  $   15,677      7.67%  $  16,357     7.80%  $16,709   8.13%
Tangible capital(2).... $12,299   6.11%   $  14,862     7.28%  $   15,342      7.49%  $  15,822     7.71%  $16,374   7.95%
Tangible capital
requirement............   3,017   1.50%       3,063     1.50%       3,071      1.50%      3,080     1.50%    3,084   1.50%
                        -------  ------   ---------  --------  ----------  ---------  ---------  --------  -------  ------
Excess................. $ 9,282   4.61%   $  11,799     5.78%  $   12,271      5.99%  $  12,742     6.21%  $13,290   6.45%
                        =======  ======   =========  ========  ==========  =========  =========  ========  =======  ======
Core capital(2)........ $12,299   6.11%   $  14,862     7.28%  $   15,342      7.49%  $  15,822     7.71%  $16,374   7.95%
Core capital
requirement(3).........   6,035   3.00%       6,126     3.00%       6,143      3.00%      6,160     3.00%    6,179   3.00%
                        -------  ------   ---------  --------  ----------  ---------  ---------  --------  -------  ------
Excess................. $ 6,264   3.11%   $   8,736     4.28%  $    9,199      4.49%  $   9,662     4.71%  $10,195   4.95%
                        =======  ======   =========  ========  ==========  =========  =========  ========  =======  ======
Total capital(4)....... $12,582  17.86%   $  15,145    21.32%  $   15,625     21.96%  $  16,105    22.59%  $16,657  23.33%
Risk-based capital
requirement............   5,635   8.00%       5,684     8.00%       5,693      8.00%      5,702     8.00%    5,712   8.00%
                        -------  ------   ---------  --------  ----------  ---------  ---------  --------  -------  ------
Excess................. $ 6,947   9.86%   $   9,461    13.32%  $    9,932     13.96%  $  10,403    14.59%  $10,945  15.33%
                        =======  ======   =========  ========  ==========  =========  =========  ========  =======  ======

----
(1) Based upon total adjusted assets of $201.2 million at March 31, 1997 and $204.2 million, $204.8 million, $205.3 million and $206.0 million at the minimum, midpoint, maximum and maximum, as adjusted, of the Offering Price Range, respectively, for purposes of the tangible and core capital requirements, and upon risk-weighted assets of $70.4 million at March 31, 1997 and $71.1 million, $71.2 million, $71.3 million and $71.4 million at the minimum, midpoint, maximum and maximum, as adjusted, of the Offering Price Range, respectively, for purposes of the risk-based capital requirement.
(2) An unrealized loss on securities available-for-sale, net of taxes of $510,000 and an investment in non-includable subsidiaries of $845,000 account for the difference between GAAP capital and both tangible capital and core capital.
(3) The current OTS core-capital requirement for savings associations is 3% of total adjusted assets. The OTS has proposed core capital requirements which would require a core capital ratio of 3% of total adjusted assets for thrifts that receive the highest supervisory rating for safety and soundness and a core capital ratio of 4% to 5% for all other thrifts.
(4) Percentage represents total core and supplementary capital divided by total risk-weighted assets. Assumes net proceeds are invested in assets that carry a 20% risk-weighting.

                                PRO FORMA DATA

  Under the Plan, the shares of Conversion Stock must be sold at a price equal to the estimated pro forma market value of the Conversion Stock, based upon an independent valuation. The Offering Price Range as of June 20, 1997 is from a minimum of $6,800,000 to a maximum of $9,200,000 with a midpoint of $8,000,000 or, at a price per share of $10.00, a minimum number of shares of 680,000, a maximum number of shares of 920,000 and a midpoint number of shares of 800,000. The actual net proceeds from the sale of the Conversion Stock cannot be determined until the Conversion and Reorganization is completed. Net proceeds set forth on the following table are based upon the assumption that Conversion and Reorganization expenses will total approximately $415,000 at each of the minimum, midpoint, maximum and 15% above the maximum of the Offering Price Range. Actual expenses may vary from this estimate.

  The pro forma consolidated net income of the Association for the year ended March 31, 1997 has been calculated as if the Conversion and Reorganization had been consummated at the beginning of the period and the estimated net proceeds received by the Holding Company and the Association had been invested at 5.81% at the beginning of the period, which represents the arithmetic average of the Association's yield on interest-earning assets and interest-bearing deposits for the year ended March 31, 1997. As discussed under "Use of Proceeds," the Holding Company expects to retain 50% of the net proceeds from the sale of the Conversion Stock from which it will fund the ESOP loan. A pro forma after-tax return of 3.63% is used for both the Holding Company and the Association for the period, after giving effect to an incremental combined federal and state income tax rate of 37.5% for the year ended March 31, 1997. Historical and pro forma per share amounts have been calculated by dividing historical and pro forma amounts by the number of shares of Common Stock indicated in the footnotes to the table. Per share amounts have been computed as if the Common Stock had been outstanding at the beginning of the period or at March 31, 1997, but without any adjustment of per share historical or pro forma stockholders' equity to reflect the earnings on the estimated net proceeds.

  The following table summarizes the historical net income and retained earnings of the Association and the pro forma consolidated net income and stockholders' equity of the Holding Company for the periods and at the date indicated, based on the minimum, midpoint and maximum of the Offering Price Range and based on a 15% increase in the maximum of the Offering Price Range. No effect has been given to: (i) the shares to be reserved for issuance under the 1997 Stock Option Plan, which is expected to be voted upon by stockholders at a meeting to be held no earlier than six months following consummation of the Conversion and Reorganization; (ii) withdrawals from deposit accounts for the purpose of purchasing Conversion Stock in the Offering; (iii) the issuance of shares from authorized but unissued shares to the 1997 MRP, which is expected to be voted upon by stockholders at a meeting to be held no earlier than six months following consummation of the Conversion and Reorganization;
(iv) the payment of cash in satisfaction of dissenters' rights or (v) the establishment of a liquidation account for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders. See "Management of the Holding Company and Association--Employee Benefit Plans--1997 Stock Option Plan" and "The Conversion and Reorganization--Stock Pricing, Exchange Ratio and Number of Shares Issued." Shares of Conversion Stock may be purchased with funds on deposit at the Association, which will reduce deposits by the amounts of such purchases. Accordingly, the net amount of funds available for investment will be reduced by the amount of deposit withdrawals used to fund such purchases.

  The following pro forma information may not be representative of the financial effects of the Conversion and Reorganization at the date on which the Conversion and Reorganization actually occurs and should not be taken as indicative of future results of operations. Stockholders' equity represents the difference between the stated amounts of consolidated assets and liabilities of the Holding Company computed according to GAAP. Stockholders' equity has not been increased or decreased to reflect the difference between the carrying value of loans and other assets and market value. Stockholders' equity is not intended to represent fair market value nor does it represent amounts that would be available for distribution to stockholders in the event of liquidation.

                                         HOLDING COMPANY PRO FORMA
                                 AT OR FOR THE FISCAL YEAR ENDED MARCH 31,
                                  1997, BASED UPON THE SALE FOR $10.00 PER
                                                  SHARE OF
                                -----------------------------------------------
                                 680,000     800,000     920,000     1,058,000
                                  SHARES      SHARES      SHARES      SHARES
                                 (MINIMUM   (MIDPOINT    (MAXIMUM   (15% ABOVE
                                OF RANGE)   OF RANGE)   OF RANGE)   MAXIMUM)(1)
                                ----------  ----------  ----------  -----------
                                           (DOLLARS IN THOUSANDS)
Gross proceeds................  $    6,800  $    8,000  $    9,200  $   10,580
Less: estimated offering
 expenses.....................        (415)       (415)       (415)       (415)
                                ----------  ----------  ----------  ----------
  Estimated net proceeds......  $    6,385  $    7,585  $    8,785  $   10,165
Less: Common Stock acquired by
 ESOP.........................        (476)       (560)       (644)       (741)
Less: Common Stock to be
 acquired by 1997 MRP.........        (204)       (240)       (276)       (317)
Add: Assets consolidated from
 the Mutual Holding Company...          50          50          50          50
                                ----------  ----------  ----------  ----------
  Estimated net proceeds, as
   adjusted...................  $    5,755  $    6,835  $    7,915  $    9,157
                                ==========  ==========  ==========  ==========
Consolidated net income:
  Historical..................  $      505  $      505  $      505  $      505
  Pro forma income on net
   proceeds(2)................         209         248         287         333
  Pro forma ESOP
   adjustments(3).............         (30)        (35)        (40)        (46)
  Pro forma 1997 MRP
   adjustments(4).............         (26)        (30)        (35)        (40)
                                ----------  ----------  ----------  ----------
  Pro forma net income........  $      658  $      688  $      717  $      752
                                ==========  ==========  ==========  ==========
Per share net income (reflects
 SOP 93-6)(5)(6):
  Historical..................  $     0.41  $     0.35  $     0.30  $     0.26
  Pro forma income on net
   proceeds...................        0.16        0.16        0.17        0.17
  Pro forma ESOP
   adjustments(3).............       (0.02)      (0.02)      (0.02)      (0.02)
  Pro forma 1997 MRP
   adjustments(4).............       (0.02)      (0.02)      (0.02)      (0.02)
                                ----------  ----------  ----------  ----------
  Pro forma net income per
   share......................  $     0.53  $     0.47  $     0.43  $     0.39
                                ==========  ==========  ==========  ==========
Offering price as a multiple
 of pro forma net earnings per
 share........................       18.87x      21.28x      23.26x      25.64x
Number of shares used in
 earnings per share
 calculations.................   1,237,497   1,455,879   1,674,261   1,925,400
Stockholders' equity (book
 value):
  Historical(10)..............  $   12,684  $   12,684  $   12,684  $   12,684
  Estimated net proceeds......       6,385       7,585       8,785      10,165
  Less: Common Stock acquired
   by ESOP....................        (476)       (560)       (644)       (741)
  Less: Common Stock acquired
   by 1997 MRP(4).............        (204)       (240)       (276)       (317)
                                ----------  ----------  ----------  ----------
  Pro forma stockholders'
   equity(7)..................  $   18,389  $   19,469  $   20,549  $   21,791
                                ==========  ==========  ==========  ==========
Stockholders' equity per share
 (does not reflect
 SOP 93-6)(6)(8):
  Historical(6)(10)...........  $     9.92  $     8.43  $     7.33  $     6.38
  Estimated net proceeds......        5.00        5.05        5.08        5.11
  Less: Common Stock acquired
   by ESOP....................       (0.37)      (0.37)      (0.37)      (0.37)
  Less: Common Stock acquired
   by 1997 MRP(4).............       (0.16)      (0.16)      (0.16)      (0.16)
                                ----------  ----------  ----------  ----------
  Pro forma stockholders'
   equity per share(9)........  $    14.39  $    12.95  $    11.88  $    10.96
                                ==========  ==========  ==========  ==========
  Pro forma tangible
   stockholders' equity per
   share......................  $    14.39  $    12.95  $    11.88  $    10.96
                                ==========  ==========  ==========  ==========
Offering price as a percentage
 of pro forma stockholders'
 equity per share.............       69.49%      77.22%      84.18%      91.24%
Offering price as a percent of
 pro forma tangible equity....       69.49%      77.22%      84.18%      91.24%
Number of shares used in book
 value per share
 calculations.................   1,278,195   1,503,759   1,729,323   1,988,721

--------
 (1) Gives effect to the sale of an additional 138,000 shares of Conversion Stock in the Conversion and Reorganization, which may be issued to cover an increase in the pro forma market value of the Conversion Stock and Exchange Shares without the resolicitation of subscribers or any right of cancellation. The issuance of such additional shares will be conditioned on a determination by RP Financial that such issuance is compatible with its determination of the estimated pro forma market value of the Conversion Stock and Exchange Shares. See "The Conversion and Reorganization--Stock Pricing, Exchange Ratio and Number of Shares to be Issued."
 (2) No effect has been given to withdrawals from savings accounts for the purpose of purchasing shares of Conversion Stock. Since funds on deposit at the Association may be withdrawn to purchase shares of Conversion Stock (which will reduce deposits by the amount of such purchases), the net amount of funds available to the Association for investment following receipt of the net proceeds of the Offering will be reduced by the amount of such withdrawals.
 (3) It is assumed that 7% of the shares of Conversion Stock issued in the Conversion and Reorganization will be purchased by the ESOP. The funds used to acquire such shares will be borrowed by the ESOP (at an interest rate equal to the prime rate as published in The Wall Street Journal on the closing date of the Conversion and Reorganization, which rate is currently 8.5%) from the net proceeds from the Offering retained by the Holding Company. The amount of this borrowing has been reflected as a reduction from gross proceeds to determine estimated net investible proceeds. The Association intends to make contributions to the ESOP at least equal to the principal and interest requirement of the debt. As the debt is repaid, stockholders' equity will be increased. The Association's payment of the ESOP debt is based upon equal installments of principal over a 10-year period, assuming a combined federal and state income tax rate of 37.5%. Interest income earned by the Holding Company on the ESOP debt offsets the interest paid by the Association on the ESOP loan. No reinvestment is assumed on proceeds contributed to fund the ESOP. The ESOP expense reflects adoption of Statement of Position ("SOP") 93-6, which will require recognition of expense based upon shares committed to be released and the exclusion of unallocated shares from earnings per share computations. The valuation of shares committed to be released would be based upon the average market value of the shares during the year, which, for purposes of this calculation, was assumed to be equal to the $10.00 per share Purchase Price. See "Management of the Holding Company and Association--Employee Benefit Plans--Employee Stock Ownership Plan."
 (4) In calculating the pro forma effect of the 1997 MRP, it is assumed that the required stockholder approval has been received, that the shares were acquired by the 1997 MRP at the beginning of the period presented in open market purchases at the Purchase Price, that 20% of the amount contributed was an amortized expense during such period, and that the combined federal and state income tax rate is 37.5%. The issuance of authorized but unissued shares of the Common Stock instead of open market purchases would dilute the voting interests of existing stockholders by approximately 1.57% and pro forma net income per share would be $.52, $.46, $.42 and $.38 at the minimum, midpoint, maximum and 15% above the maximum of the Offering Price Range for the year ended March 31, 1997, respectively, and pro forma stockholders' equity per share would be $14.32, $12.90, $11.85 and $10.94 at the minimum, midpoint, maximum and 15% above the maximum of the Offering Price Range at March 31, 1997, respectively. Shares issued under the 1997 MRP vest 20% per year and, for purposes of this table, compensation expense is recognized on a straight-line basis over each vesting period. In the event the fair market value per share is greater than $10.00 per share on the date shares are awarded under the 1997 MRP, total 1997 MRP expense would increase. The total estimated 1997 MRP expense was multiplied by 20% (the total percent of shares for which expense is recognized in the first year) resulting in pre-tax 1997 MRP expense of $40,800, $48,000, $55,200 and $63,480 at the minimum, midpoint, maximum and 15% above the maximum of the Offering Price Range for the fiscal year ended March 31, 1997, respectively. No effect has been given to the shares reserved for issuance under the proposed 1997 Stock Option Plan. If stockholders approve the 1997 Stock Option Plan following the Conversion and Reorganization, the Holding Company will have reserved for issuance under the 1997 Stock Option Plan authorized but unissued shares of Common Stock representing an amount of shares equal to 10% of the shares of Conversion Stock sold in the Offering. If all of the options were to be exercised utilizing these authorized but unissued shares rather than treasury shares which could be acquired, the voting and ownership interests of existing stockholders would be diluted by approximately 5.05%. Assuming stockholder approval of the 1997 Stock Option Plan and that all options were exercised at the end of the year ended March 31, 1997 at an exercise price of $10.00 per share, pro forma net earnings per share would be $.50, $.45, $.41 and $.37, respectively, for the year ended March 31, 1997, and pro forma stockholders' equity per share would be $14.17, $12.80, $11.79 and $10.91, respectively, for the year ended March 31, 1997 at the minimum, midpoint, maximum and 15% above the maximum of the Offering Price Range. See "Management of the Holding Company and Association--Employee Benefit Plans--1997 Stock Option Plan" and "--Employee Benefit Plans--1997 Management Recognition Plan" and "Risk Factors--Possible Dilutive Effect of Issuance of Additional Shares."
 (5) Per share amounts are based upon shares outstanding of 1,237,497, 1,455,879, 1,674,261 and 1,925,400 at the minimum, midpoint, maximum and 15% above the maximum of the Offering Price Range for the fiscal year ended March 31, 1997, respectively, which includes the shares of Conversion Stock sold in the Offering, less the number of shares assumed to be held by the ESOP not committed to be released within the first year following the Conversion and Reorganization.
 (6) Historical per share amounts have been computed as if the Conversion Stock expected to be issued in the Conversion and Reorganization had been outstanding at the beginning of the period or on the date shown, but without any adjustment of historical net income or historical retained earnings to reflect the investment of the estimated net proceeds of the sale of shares in the Conversion and Reorganization, the additional ESOP expense or the proposed 1997 MRP expense, as described above.
 (7) "Book value" represents the difference between the stated amounts of the Association's assets and liabilities. The amounts shown do not reflect the liquidation account which will be established for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders in the Conversion and Reorganization, or the federal income tax consequences of the restoration to income of the Association's special bad debt reserves for income tax purposes which would be required in the unlikely event of liquidation. The amounts shown for book value do not represent fair market values or amounts distributable to stockholders in the unlikely event of liquidation.
 (8) Per share amounts are based upon shares outstanding of 1,278,195, 1,503,759, 1,729,323, 1,988,721 at the minimum, midpoint, maximum and 15%
     above the maximum of the Offering Price Range, respectively.
 (9) Does not represent possible future price appreciation or depreciation of the Common Stock.
(10) Historical book value includes $50,000 of assets currently held at the Mutual Holding Company level, and which will be consolidated with the Association's book value.

          PROPOSED SUBSCRIPTIONS BY DIRECTORS AND EXECUTIVE OFFICERS

  The following table sets forth, for each of the Holding Company's directors and executive officers and for all of the directors and executive officers as a group, (1) the number of Exchange Shares to be beneficially held upon consummation of the Conversion and Reorganization, based upon their beneficial ownership of Association Shares as of May 31, 1997 (see "Beneficial Ownership of Capital Stock"), (2) the proposed purchases of Conversion Stock, assuming sufficient shares are available to satisfy their subscriptions, and (3) the total amount of Common Stock to be held upon consummation of the Conversion and Reorganization, in each case assuming that 800,000 shares of Conversion Stock are sold, which is the midpoint of the Offering Price Range.

                                          PROPOSED PURCHASES TOTAL COMMON STOCK
                                            OF CONVERSION    TO BE BENEFICIALLY
                                                STOCK             HELD(2)
                              BENEFICIAL  ------------------ ------------------
                             OWNERSHIP OF                    NUMBER
                               EXCHANGE             NUMBER     OF    PERCENTAGE
NAME                          SHARES(1)    AMOUNT  OF SHARES SHARES   OF TOTAL
----                         ------------ -------- --------- ------- ----------
LeRoy C. Crook..............        89    $ 15,000   1,500     1,589     *
Kenneth J. Hrdlicka.........     3,527    $ 50,000   5,000     8,527     *
Michael J. Walsh............    14,965    $ 35,000   3,500    18,465    1.23%
Richard C. Fellhauer........    42,703    $100,000  10,000    52,703    3.50%
Daniel C. Aubuchon..........     4,736    $ 50,000   5,000     9,736     *
Stacey W. Braswell..........     5,545    $100,000  10,000    15,545    1.03%
Berenice J. Mahacek.........    14,503    $100,000  10,000    24,503    1.63%
Charles J. Wolter...........     4,563    $ 25,000   2,500     7,063     *
Michael A. Deelo............    27,368    $100,000  10,000    37,368    2.48%
Leonard O. Wolter...........    10,209    $ 35,000   3,500    13,709     *
All directors and executive
 officers of the Holding
 Company as a group (ten
 persons)...................   128,208    $610,000  61,000   189,208   12.58%

--------
(1) Excludes shares which may be received upon the exercise of outstanding stock options. Based upon the Exchange Ratio of 1.7981 Exchange Shares for each Public Association Share at the midpoint of the Offering Price Range.
(2) Excludes stock options and awards to be granted under the Company's 1997 Stock Option Plan and 1997 MRP if such plans are approved by stockholders following the Conversion and Reorganization. See "Management of the Company--Employee Benefit Plans."
 * Less than 1%.

                  EQUALITY SAVINGS AND LOAN ASSOCIATION, F.A.
                       CONSOLIDATED STATEMENTS OF INCOME

  The Consolidated Statements of Income of the Association for each of the three years ended March 31, 1997 have been audited by KPMG Peat Marwick LLP, independent auditors, whose report thereon appears elsewhere in this Prospectus. KPMG Peat Marwick LLP did not audit the financial statements of Equality Mortgage Corporation (a consolidated subsidiary), which statements reflect total assets constituting 3% and 7% in 1997 and 1996, respectively, and total interest income and other income constituting 17%, 19%, and 17% in 1997, 1996, and 1995, respectively, of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to KPMG Peat Marwick LLP, and whose opinion, insofar as it relates to the amounts included for Equality Mortgage Corporation, is based solely on the report of the other auditors. The Consolidated Statements of Income should be read in conjunction with the Association's Consolidated Financial Statements and related Notes thereto included elsewhere herein.

                                           FOR THE FISCAL YEAR ENDED MARCH
                                                         31,
                                          ------------------------------------
                                             1997         1996         1995
                                          -----------  -----------  ----------
Interest income:
  Loans receivable....................... $ 7,448,854  $ 7,046,845  $5,868,970
  Investment securities and interest-
   bearing deposits......................   4,399,442    3,723,795   2,950,035
  Mortgage-backed securities.............   1,530,005    1,333,153     777,025
  Other..................................     231,968      171,569     101,041
                                          -----------  -----------  ----------
Total interest income....................  13,610,269   12,275,362   9,697,071
Interest expense:
  Savings deposits.......................   5,682,184    5,728,828   5,323,168
  Advances from Federal Home Loan Bank...   3,377,929    2,742,672     740,721
  Other borrowed money...................      51,976       69,226      67,951
                                          -----------  -----------  ----------
Total interest expense...................   9,112,089    8,540,726   6,131,840
Net interest income......................   4,498,180    3,734,636   3,565,231
Provision for losses on loans............      50,000       31,225       9,000
                                          -----------  -----------  ----------
Net interest income after provision for
 losses on loans.........................   4,448,180    3,703,441   3,556,231
Noninterest income:
  Gain on sales of mortgage loans........   1,120,907    1,248,346     775,330
  Loan servicing fees and late charges...     747,289      673,142     682,296
  Gain (loss) on sale of investment and
   mortgage-backed securities available
   for sale, net.........................       7,284       (8,280)    (34,202)
  Equity in earnings (loss) of joint
   ventures..............................      (2,433)     (29,634)    188,022
  Rental income..........................     172,581      309,173     355,419
  Other..................................     523,451      516,356     307,734
                                          -----------  -----------  ----------
Total noninterest income.................   2,569,079    2,709,103   2,274,599
Noninterest expense:
  Salaries and employee benefits.........   2,917,772    2,905,168   2,845,846
  Occupancy..............................     481,620      486,751     457,556
  Data processing........................     192,333      191,739     172,922
  Advertising............................      90,363       76,071      47,027
  Federal insurance premiums.............     216,451      277,417     298,494
  Savings Association Insurance Fund
   special assessment....................     788,770          --          --
  Other..................................   1,521,719    1,404,130   1,499,063
                                          -----------  -----------  ----------
Total noninterest expense................   6,209,028    5,341,276   5,320,908
Income before income tax expense.........     808,231    1,071,238     509,922
Income tax expense.......................     303,459      417,782     188,247
                                          -----------  -----------  ----------
Net income............................... $   504,772  $   653,456  $  321,675
                                          ===========  ===========  ==========
Earnings per share....................... $      0.61  $      0.80  $     0.39
                                          ===========  ===========  ==========

                See Notes to Consolidated Financial Statements.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

GENERAL

  Management's discussion and analysis of financial condition and results of operations is intended to assist in understanding the Association's financial condition, changes in financial condition and results of operations. The information contained in this section should be read in conjunction with the Consolidated Financial Statements, the accompanying Notes to Consolidated Financial Statements and the other sections contained in this Prospectus.

  The Association attracts deposits from the general public and uses these deposits, together with other funding sources, to originate or invest in residential and other mortgage loans and, to a lesser extent, nonmortgage loans, investments, and other assets. Because the Association is primarily dependent on net interest margin (interest income from loans and investments minus interest expense on deposit accounts and borrowed money) for earnings, the focus of the Association's planning has been to devise and employ strategies that provide a stable, positive spread between the yield on interest-earning assets and the cost of interest-bearing liabilities in order to maximize the dollar amount of net interest income.

  A substantial portion of the Association's operations and income is derived from the operations of EMC. EMC acts as a conduit for the origination, purchase and sale of residential mortgage loans for the benefit of the Association. It funds its mortgage-banking activities through lines of credit from the Association and an unrelated commercial bank. EMC provides several benefits to the Association, including, among other things, originating a variety of mortgage loan products for the Association's portfolio and generating noninterest income for the Association through its activities in the secondary mortgage market. EMC mortgage-banking activities produce primarily two types of income-gain on sale of mortgage loans and loan servicing fees and late charges. Gain on sale of mortgage loans and loan servicing fees and late charges accounted for 47.1% and 40.8%, respectively of EMC's total income for the year ended March 31, 1997. EMC contributed approximately 17% to the Association's total interest and other income for the year ended March 31, 1997.

  The expenses of EMC increased $146,000, or 6.7%, from $2.2 million in 1996 to $2.3 million in 1997. The largest portion of EMC's operating expenses relate to salaries and commission paid to employees. Salaries and commissions increased $39,000, or 3.2%, from $1,223,000 in 1996 to $1,262,000 in 1997.
This increase resulted from normal salary increases to individuals involved in the mortgage operations. Another component of EMC's expense is the amortization of mortgage servicing rights, which increased from $50,000 in 1996 to $185,000 in 1997, as a result of the adoption of Statement of Financial Accounting Standards No. 122, Accounting or Mortgage Servicing Rights ("SFAS 122") on April 1, 1995. SFAS 122 provides for the capitalization for originated mortgage servicing rights. Originated mortgage servicing rights capitalized during 1996 and 1997 totaled $317,000 and $483,000, respectively. The remaining portion of EMC's operating expenses relate to items necessary for the day to day conduct of the mortgage loan production and sales. As a result of the decrease in total income and increase in total expenses, the net income of EMC decreased $149,000, or 84.2%, from $177,000 in 1996 to $28,000 in 1997.

AVERAGE BALANCE SHEET

  The following table sets forth, for the periods indicated, information regarding average balances of interest-earning assets and interest-bearing liabilities as well as the total dollar amounts of interest income from average interest-earning assets and interest expense on average interest-bearing liabilities, resultant yields, interest rate spread, net interest margin, and ratio of average interest-earning assets to average interest-bearing liabilities. Average balances for a period have been calculated using the average of month-end balances during such period. Management of the Association does not believe that the use of month-end balances results in averages that are materially different from those calculated using daily average balances.

                                                   FOR THE FISCAL YEAR ENDED MARCH 31,
                          --------------------------------------------------------------------------------------
                                      1997                         1996                         1995
                          ---------------------------- ---------------------------- ----------------------------
                                     INTEREST                     INTEREST                     INTEREST
                           AVERAGE      AND    YIELD/   AVERAGE      AND    YIELD/   AVERAGE      AND    YIELD/
                          BALANCE(1) DIVIDENDS  COST   BALANCE(1) DIVIDENDS  COST   BALANCE(1) DIVIDENDS  COST
                          ---------- --------- ------- ---------- --------- ------- ---------- --------- -------
                                                          (DOLLARS IN THOUSANDS)
Interest-earning assets:
  Mortgage loans(2)(3)..   $ 96,113   $ 7,265    7.56%  $ 90,257   $ 6,879    7.62%  $ 74,339   $5,724     7.70%
  Consumer loans(2).....      2,091       182    8.70%     1,926       168    8.72%     1,830      145     7.92%
  Commercial loans(2)...        107         2   11.21%       --        --      -- %       --       --       -- %
                           --------   -------           --------   -------           --------   ------
Total loans receivable..     98,311     7,449    7.58%    92,183     7,047    7.65%    76,169    5,869     7.71%
  Investment
   securities...........     63,710     3,931    6.17%    45,945     2,827    6.15%    38,187    2,064     5.41%
  Interest-bearing
   deposits.............      7,738       468    6.05%    13,290       897    6.75%    17,285      886     5.13%
  Mortgage-backed
   securities...........     21,778     1,530    7.03%    24,642     1,333    5.41%    16,105      777     4.83%
  FHLB stock............      3,300       232    7.03%     2,438       171    7.01%     1,256      101     8.04%
                           --------   -------           --------   -------           --------   ------
Total interest-earning
 assets.................   $194,837   $13,610    6.99%  $178,498   $12,275    6.88%  $149,002   $9,697     6.51%
                                      -------                      -------                      ------
Interest-bearing
 liabilities:
  Regular savings.......   $ 21,846   $   546    2.50%  $ 22,398   $   562    2.51%  $ 25,851   $  695     2.69%
  NOW accounts..........     11,325       169    1.49%    10,884       186    1.71%    10,835      200     1.85%
  Money market
   accounts.............      5,402       151    2.80%     6,298       176    2.80%     9,490      265     2.79%
  Certificates of
   deposit..............     84,102     4,816    5.73%    83,463     4,805    5.76%    79,854    4,163     5.21%
                           --------   -------           --------   -------           --------   ------
Total savings deposits..    122,675     5,682    4.63%   123,043     5,729    4.66%   126,030    5,323     4.22%
  FHLB advances.........     61,917     3,378    5.46%    46,000     2,742    5.96%    14,417      741     5.14%
  Other interest-bearing
   liabilities..........      2,409        52    2.16%     2,374        69    2.91%     2,320       68     2.93%
                           --------   -------           --------   -------           --------   ------
Total interest-bearing
 liabilities............   $187,001   $ 9,112    4.87%  $171,417   $ 8,540    4.98%  $142,767   $6,132     4.30%
                                      -------                      -------                      ------
Net interest income.....              $ 4,498                      $ 3,735                      $3,565
                                      =======                      =======                      ======
Interest rate spread....                         2.12%                        1.90%                        2.21%
Net interest margin(4)..                         2.31%                        2.09%                        2.39%
Ratio of average
 interest-earning assets
 to average interest-
 bearing liabilities....                       104.19%                      104.13%                      104.37%

-------
(1) Average balances are computed on a monthly basis (month-end balances).
(2) Does not include interest on loans 90 days or more past due.
(3) Includes loans held for sale.
(4) Net interest income divided by average interest-earning assets.

Note: At March 31, 1997, the weighted average yields on certain interest-earning assets and the weighted average cost on certain interest-bearing liabilities were as follows: loans receivable, 7.65%; mortgage-backed securities, 6.95%; investment securities, 6.91%; total interest-earning assets, 7.30%; savings deposits, 4.63%; borrowed money, 5.30%; total interest-bearing liabilities, 4.86%; and interest rate spread, 2.44%.

RATE/VOLUME ANALYSIS

  The following table sets forth the effects of changing rates and volumes on the Association's net interest income. Information is provided with respect to
(i) effects on interest income attributable to changes in rate (changes in rate multiplied by prior volume); (ii) effects on interest income attributable to changes in volume (changes in volume multiplied by prior rate); and (iii) changes in rate/volume.

                                                         FISCAL YEAR ENDED MARCH       FISCAL YEAR ENDED MARCH
                           FISCAL YEAR ENDED MARCH                 31,                           31,
                                     31,                  1996 COMPARED TO 1995         1995 COMPARED TO 1994
                            1997 COMPARED TO 1996        INCREASE (DECREASE) DUE       INCREASE (DECREASE) DUE
                          INCREASE (DECREASE) DUE TO               TO                            TO
                          ----------------------------  ----------------------------  ----------------------------
                                         RATE/                        RATE/                          RATE/
                          RATE   VOLUME  VOLUME  NET    RATE  VOLUME  VOLUME   NET    RATE   VOLUME  VOLUME   NET
                          -----  ------  ------ ------  ----  ------  ------  ------  -----  ------  ------  -----
                                                      (DOLLARS IN THOUSANDS)
Interest-earning assets:
 Mortgage loans(1)......  $ (54) $  446   $ (6) $  386  $(59) $1,226  $ (12)  $1,155  $(464) $ 757   $ (63)  $ 230
 Consumer loans(1)......    --       14    --       14    15       8    --        23     (5)    (3)    --       (8)
 Commercial loans(1)....    --      --       2       2   --      --     --       --     --     --      --      --
                          -----  ------   ----  ------  ----  ------  -----   ------  -----  -----   -----   -----
Total loans receivable..    (54)    460     (4)    402   (44)  1,234    (12)   1,178   (469)   754     (63)    222
 Investment securities..      9   1,093      2   1,104   283     420     60      763    215    (58)     (7)    150
 Interest-bearing
  deposits..............    (93)   (375)    39    (429)  280    (205)   (64)      11     74   (418)    (25)   (369)
 Mortgage-backed
  securities............    399    (155)   (47)    197    94     412     50      556    (74)   406     (59)    273
 FHLB stock.............    --       60      1      61   (13)     95    (12)      70    --       2      (1)      1
                          -----  ------   ----  ------  ----  ------  -----   ------  -----  -----   -----   -----
Total net change in
 income on interest-
 earning assets.........    261   1,083     (9)  1,335   600   1,956     22    2,578   (254)   686    (155)    277
Interest-bearing
 liabilities:
 Regular savings........     (2)    (14)   --      (16)  (47)    (93)     7     (133)   (63)   (37)      3     (97)
 NOW accounts...........    (24)      8     (1)    (17)  (15)      1    --       (14)    12    (19)     (1)     (8)
 Money market accounts..    --      (25)   --      (25)    1     (89)    (1)     (89)   (25)   (71)      6     (90)
 Certificates of
  deposit...............    (25)     37     (1)    (11)  439     188     15      642   (195)  (274)     13    (456)
                          -----  ------   ----  ------  ----  ------  -----   ------  -----  -----   -----   -----
Total savings deposits..    (51)      6     (2)    (47)  378       7     21      406   (271)  (401)     21    (651)
 FHLB advances..........   (230)    949    (83)    636   118   1,623    260    2,001      2    559     174     735
 Other interest-bearing
  liabilities...........    (18)      1    --      (17)   (1)      2    --         1      8     10       2      20
                          -----  ------   ----  ------  ----  ------  -----   ------  -----  -----   -----   -----
Total net change in
 expense on interest-
 bearing liabilities....   (299)    956    (85)    572   495   1,632    281    2,408   (261)   168     197     104
                          -----  ------   ----  ------  ----  ------  -----   ------  -----  -----   -----   -----
Net change in interest
 income.................  $ 560  $  127   $ 76  $  763  $105  $  324  $(259)  $  170  $   7  $ 518   $(352)  $ 173
                          =====  ======   ====  ======  ====  ======  =====   ======  =====  =====   =====   =====

-------
(1) Does not include interest on loans 90 days or more past due.

ASSET AND LIABILITY MANAGEMENT

  The Association has employed various strategies intended to manage the effect of interest rate risk on its future operations. Progress has been made toward restructuring the composition of the loan portfolio, and liquidity has been accumulated into investments in U.S. government and agency notes and bonds.

  Adjustable-rate mortgages, shorter-term consumer loans and commercial business loans are among the tools currently utilized by the Association to restructure the loan portfolio. The proper pricing of deposit accounts is also significant. During periods of low or declining rates, the long-term deposits extend attractive rates while in periods of high rates, the short-term deposit accounts are competitively priced. This position allows the Association to benefit from the ability to reprice as necessary based on market conditions.

  Through EMC, the Association has focused on the origination of adjustable-rate mortgages that reprice based on fluctuations in interest rates. Fixed-rate mortgage loan originations are generally sold in the secondary market. In addition, EMC's loan servicing operations have been a significant source of noninterest income to the Association.

  The principal objective of the Association's interest rate risk management function is to evaluate the interest rate risk included in certain balance sheet accounts, determine the level of risk appropriate given the Association's business strategy, operating environment, capital and liquidity requirements and performance objectives, and manage the risk consistent with the Board of Directors' approved guidelines. Through such management, the Association seeks to monitor the vulnerability of its operations to changes in interest rates. The extent of the movement of interest rates is an uncertainty that could have a negative effect on the earnings of the Association. See "Risk Factors--Effect of Interest Rates."

  The Association's interest rate sensitivity is monitored by management, through the use of a model produced by the FHLB of Des Moines, on a quarterly basis based upon custom data submitted by the Association and on the Association's quarterly Thrift Financial Reports. The model generates estimates of an immediate change in net interest income ("NII") and MVE that would occur in the event of an immediate change in interest rates, without giving effect to any steps that management of the Association might take to counteract that change. MVE is the difference between incoming and outgoing discounted cash flows from assets, liabilities and off-balance sheet contracts. The MVE ratio, under any interest rate scenario, is defined as the MVE in that scenario divided by the market value of assets in the same scenario.

  The following table presents the Association's MVE at March 31, 1997, as calculated by the FHLB of Des Moines based on information provided to the FHLB of Des Moines by the Association. At March 31, 1997, the changes in MVE in the various interest rate scenarios noted below were within the limits approved by the Association's Board of Directors.

                         AT MARCH 31, 1997
----------------------------------------------------------------------
         MARKET VALUE OF EQUITY            MVE AS % OF PV OF ASSETS
------------------------------------------ ---------------------------
CHANGE IN RATE  $ AMOUNT $ CHANGE % CHANGE  MVE RATIO      BP CHANGE
--------------  -------- -------- -------- ------------   ------------
                      (DOLLARS IN THOUSANDS)
    + 400bp       8,956   (6,631)  (42.5)           5.20           - 284
    + 300        10,444   (5,144)  (33.0)           5.94           - 210
    + 200        12,182   (3,405)  (21.8)           6.67           - 137
    + 100        13,967   (1,620)  (10.4)           7.36            - 68
        0        15,587      --      --             8.04             --
    - 100        16,931    1,344     8.6            8.39            + 35
    - 200        17,864    2,277    14.6            8.73            + 69
    - 300        18,791    3,203    20.6            8.93            + 89
    - 400        19,717    4,130    26.5            9.13           + 109

                                                               AT MARCH 31, 1997
                                                               -----------------
      RISK MEASURES: 200 BP RATE SHOCK:
        Pre-Shock MVE Ratio: MVE as % of PV of Assets.........        8.04
        Exposure Measure: Post-Shock MVE Ratio................        6.67
        Sensitivity Measure: Change in MVE Ratio..............       - 137bp
      CALCULATION OF CAPITAL COMPONENT:
        Change in MVE as % of PV of Assets....................       - 176bp

  An asset or liability is interest rate sensitive within a specific time period if it will mature or reprice within that time period. If the Association's assets mature or reprice more quickly than its liabilities, the Association's MVE would increase during periods of rising interest rates but decrease during periods of falling interest rates. If the Association's assets mature or reprice more slowly than its liabilities, the Association's MVE would decrease during periods of rising interest rates but increase during periods of falling interest rates.

  Certain shortcomings are inherent in the methodology used in the above interest rate risk measurements. Modeling changes in MVE requires the making of certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the MVE model presented assumes that the composition of the Association's interest sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and also assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or repricing of specific assets and liabilities. Accordingly, although the MVE measurements provide an indication of the Association's interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on the Association's net interest income and will differ from actual results.

LIQUIDITY AND CAPITAL RESOURCES

  The Association's primary sources of funds are deposits, borrowings, amortization and prepayment of loan principal (including mortgage-backed securities) and, to a lesser extent, maturities of investment securities, short-term investments, and operations. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows and early loan repayments are more influenced by interest rates, general economic conditions, and competition. The Association attempts to price its deposits to meet its asset/liability objectives discussed above, consistent with local market conditions. Excess balances are temporarily invested in overnight funds. In addition, the Association is eligible to borrow funds from the FHLB of Des Moines.

  Under OTS regulations, a member thrift institution is required to maintain an average daily balance of liquid assets (cash, certain time deposits and savings accounts, bankers' acceptances, specified U.S. government, state or federal agency obligations, and certain other investments) equal to a monthly average of not less than a specified percentage of its net withdrawable accounts plus short-term borrowings. This liquidity requirement, which is currently 5.0%, may be changed from time to time by the OTS to any amount within the range of 4.0% to 10.0%, depending upon economic conditions and the savings flow of member associations. Existing OTS regulations also require each member institution to maintain an average daily balance of short-term liquid assets at a specified percentage (currently 1.0%) of the total of its net withdrawable savings accounts and borrowings payable in one year or less. Monetary penalties may be imposed for failure to meet liquidity requirements. The short-term and total liquidity ratios of the Association at March 31, 1997 were 3.1% and 16.9%, respectively. For information regarding proposed changes to the OTS liquidity requirements, see "Regulation and Supervision--Federal Savings Association Regulation--Liquidity."

  The primary investing activity of the Association is lending. During the fiscal year ended March 31, 1997, the Association originated $73.3 million of loans, of which $71.0 million were residential mortgage loans, purchased $5.9 million of loans, and sold $61.5 million of loans in the secondary market. In addition, $16.4 million of loans were converted into mortgage-backed securities and sold.

  Liquidity management is both a short- and long-term responsibility of the Association's management. The Association adjusts its investments in liquid assets based upon management's assessment of (i) expected loan demand, (ii) projected loan sales, (iii) expected deposit flows, (iv) yields available on interest-bearing deposits, and (v) liquidity of its asset/liability management program. Excess liquidity is invested generally in interest-bearing overnight deposits and other short-term government and agency obligations. If the Association requires funds beyond its ability to generate them internally, it has additional borrowing capacity with the FHLB of Des Moines and collateral eligible for repurchase agreements.

  The Association anticipates that it will have sufficient funds available to meet current loan commitments. At March 31, 1997, the Association had outstanding commitments to originate loans of $953,000.

  Certificates of deposit scheduled to mature in one year or less at March 31, 1997 totaled $36.3 million. Based upon management's experience and familiarity with the customers involved and the Association's pricing policy relative to that of its competitors, management believes the Association will retain a significant portion of these deposits.

EFFECT OF INFLATION AND CHANGING PRICES

  The Consolidated Financial Statements and Notes thereto included in this Prospectus have been prepared in accordance with GAAP, which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Association's operations. Unlike industrial companies, nearly all of the assets and liabilities of the Association are monetary in nature. As a result, interest rates have a greater impact on the Association's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

FINANCIAL CONDITION

  The total assets of the Association increased approximately $5.0 million, or 2.6%, to $200.8 million at March 31, 1997 from $195.8 million at March 31, 1996. This increase in asset size primarily relates to the purchase of investment securities and the origination of mortgage loans, which were funded through cash reserves, sales of mortgage-backed securities, and advances from the FHLB of Des Moines.

  Investment securities available for sale increased by approximately $31.2 million, or 80.3%, to $70.1 million at March 31, 1997 from $38.9 million at March 31, 1996. This increase resulted from the application of proceeds generated by the sale of mortgage-backed securities, which were sold to fund the investment in higher-yielding agency securities, and from advances from the FHLB of Des Moines.

  Loans held for investment totaled $91.9 million at March 31, 1997, an increase of approximately $8.0 million, or 9.5%, from the March 31, 1996 balance of $83.9 million. This increase is primarily the result of continued portfolio mortgage lending on one-to four-family residences, offset by principal repayments. In addition, in early 1997, the Association began originating a limited number of commercial business loans based on community needs. At March 31, 1997 the Association had approximately $1.3 million of such loans which are primarily secured by automobile floor planning collateral.

  Investment in real estate decreased $1.0 million, or 54.2%, from $1.9 million at March 31, 1996 to $870,000 at March 31, 1997 as a result of the sale of a multifamily investment property by ECC at a $106,000 gain.

  Savings deposits totaled $123.0 million at March 31, 1997, a decrease of approximately $1.5 million, or 1.2%, from the March 31, 1996 balance of $124.5 million. Interest credited during March 31, 1997 was approximately $4.3 million.

  FHLB advances increased $7.0 million, or 12.5%, to $63.0 million at March 31, 1997 from $56.0 million at March 31, 1996. Proceeds from these advances were used to fund the increase in investment securities available for sale and to fund mortgage loans.

  Other borrowed money decreased by $57,000, or 4.3%, to $1.2 million at March 31, 1997 from $1.3 million at March 31, 1996. The note payable to bank relates to EMC, the proceeds of which were invested solely in residential mortgage loans. The ESOP debt is included on the balance sheet of the Association as the debt is guaranteed by the Association.

RESULTS OF OPERATIONS

  The operating results of the Association depend primarily on its net interest income, which is the difference between interest income on interest-earning assets, primarily loans, investment securities, and mortgage-backed securities, and interest expense on interest-bearing liabilities, primarily deposits and borrowed money. The Association's net income also is affected by the establishment of provisions for losses on loans and the level of its other income, loan servicing fees, deposit service charges, the results of real estate activities, gain on sales of mortgage loans, as well as its other expenses and income tax provisions.

FISCAL YEAR ENDED MARCH 31, 1997 COMPARED TO MARCH 31, 1996

  Net Income. Net income decreased $148,000, or 22.8%, from $653,000 in 1996 to $505,000 in 1997. The decrease was primarily a result of legislation passed by Congress to recapitalize the Savings Association Insurance Fund ("SAIF"), in which the Association was assessed a one-time-deposit-insurance premium (like all other SAIF-insured institutions) of $789,000 on November 27, 1996, offset by an increase of $764,000, or 20.4%, in net interest income and a reduction of $114,000, or 27.4%, in income tax expense. Without giving effect to the special assessment, net income for the fiscal year ended March 31, 1997 would have been $986,000, an increase of $333,000, or 50.9%, when compared to the fiscal year ended March 31, 1996.

  Interest Income. Interest income increased $1.3 million, or 10.9%, from $12.3 million in 1996 to $13.6 million in 1997. Interest on loans receivable increased by $402,000, or 5.7%, to $7.4 million in 1997 as compared to $7.0 million in 1996. This increase was primarily due to an increase in the average balance of loans outstanding from $92.2 million in 1996 to $98.3 million in 1997, offset by a decrease in the yield on loans from 7.65% in 1996 to 7.58% in 1997. The higher average balance of loans outstanding in 1997 reflects an increase in mortgage loan portfolio lending. Interest on investment securities increased $1.1 million, or 38.9%, from $2.8 million in 1996 to $3.9 million in 1997 due to an increase in the average balance of investment securities from $45.9 million in 1996 to $63.7 million in 1997. During the same period, the yield on investment securities increased from 6.15% in 1996 to 6.17% in 1997. Interest income on mortgage-backed securities increased $197,000, or 14.8%, from $1.3 million in 1996 to $1.5 million in 1997 due to an increase in the yield on mortgage-backed securities from 5.41% in 1996 to 7.03% in 1997, offset by a decrease in the average balances from $24.6 million in 1996 to $21.8 million in 1997.

  Interest Expense. Interest expense increased from $8.5 million in 1996 to $9.1 million in 1997. The increase of $572,000, or 6.7%, resulted primarily from increased average FHLB advances. The weighted average cost of deposits decreased from 4.66% in 1996 to 4.63% in 1997, while average deposit balances decreased $368,000, or 0.3%, from $123.0 million in 1996 to $122.7 million in 1997. Average advances from the FHLB increased $15.9 million, or 34.6%, to $61.9 million in 1997 compared to $46.0 million in 1996. The weighted average cost of advances decreased 50 basis points from 5.96% in 1996 to 5.46% in 1997 due to effective borrowing programs offered by the FHLB.

  Provision for Losses on Loans. Provision for losses on loans increased $19,000, or 60.1%, from $31,000 in 1996 to $50,000 in 1997. The provision for losses on loans is based on management's evaluation of the credit risk inherent in the loan portfolio and the amount required to be maintained in the allowance for loan losses. The provision in 1997 was made in response to the Association's entry into the commercial business lending area. The Association's allowance for loan losses totaled $283,000 at March 31, 1997 and $233,000 at March 31, 1996. Management believes the allowance for loan losses is adequate.

  Noninterest Income. Noninterest income decreased $139,000, or 5.2%, from $2.7 million in 1996 to $2.6 million in 1997. The decrease is due primarily to gain on sales of mortgage loans that decreased from $1.2 million in 1996 to $1.1 million in 1997, and a reduction in rental income of $137,000 due to the sale of a 26 unit residential rental property in June 1996, offset by increased loan servicing fees and late charges which increased $74,000, or 11.0%, from $673,000 in 1996 to $747,000 in 1997. The decrease of $127,000, or
10.2%, on gain on sales of mortgage loans was due to unfavorable market conditions during the first and second quarters of 1996. The Association, through EMC, sold $77.8 million of mortgage loans in 1997 as compared to $77.9 million in 1996. In addition to the minor decrease in sales volume of $100,000, gain on sale of mortgage loans decreased compared to 1996 due to the condition of the secondary mortgage market. Loan servicing fees and late charges increased due primarily to an increase in the servicing portfolio of EMC. Loans serviced by EMC increased $29.0 million, or 9.9%, from $294.0 million at March 31, 1996 to $323.0 million at March 31, 1997.

  Noninterest Expense. Noninterest expense increased $868,000, or 16.3%, from $5.3 million in 1996 to $6.2 million in 1997, due primarily to legislation passed by Congress to recapitalize the SAIF in which the Association was assessed a one-time insurance premium of $789,000, as well as an increase of $136,000, or 283.3%, in amortization of originated mortgage servicing rights ("OMSR") from $50,000 in 1996 to $185,000 in 1997. As a result of the one-time assessment, the Association's premium for insurance of accounts decreased from 23 basis points per $100 to approximately 6.5 basis points. The increase in amortization of OMSR is the result of increased mortgage loan refinancing activity and increased average balances subject to OMSR.

  Income Taxes. Income tax expense decreased from $418,000 in 1996 to $303,000 in 1997. The decrease of $115,000, or 27.4%, was the result of the decrease in income before income tax expense of $263,000. The effective tax rate was approximately 37.5% and 39.0% in 1997 and 1996, respectively.

FISCAL YEAR ENDED MARCH 31, 1996 COMPARED TO MARCH 31, 1995

  Net Income. The Association reported net income of $653,000 in 1996 as compared to $322,000 in 1995. The increase in net income of $331,000, or 103.1%, is mainly attributed to increased gain on sales of mortgage loans of $473,000 and increased net interest income of $170,000 offset by increased income tax expense of $230,000. During the period, the Association experienced improved loan demand and fluctuating market interest rates that resulted in increased mortgage lending activity. For 1996, the Association sold $77.9 million of mortgage loans as compared to $26.7 million in 1995. The increased volume of $51.2 million resulted in a higher level of gain on sales of mortgage loans.

  Interest Income. Interest income increased from $9.7 million in 1995 to $12.3 million in 1996. The increase of $2.6 million, or 26.6%, resulted primarily from an increase in the interest on loans receivable, an increase in interest on investment securities, and an increase in interest on mortgage-backed securities. Interest on loans receivable increased by $1.2 million, or 20.1%, to $7.0 million in 1996. This increase resulted from an increase in the average balance of loans outstanding from $76.2 million in 1995 to $92.2 million in 1996, offset by a decrease in the average yield on loans from 7.71% in 1995 to 7.65% in 1996. The higher balance of loans outstanding during 1996 reflects an increase in adjustable rate portfolio mortgage lending. While the Association continued to originate a variety of mortgage loans, fixed-rate originations were generally sold in the secondary market and adjustable rate loans were retained for the Association's portfolio. Interest on investment securities and interest-bearing deposits increased $774,000, or 26.2%, to $3.7 million in 1996 from $3.0 million in 1995 as a result of the reinvestment of proceeds from sales and maturities into higher yielding U.S. government and agency obligations. The increase is mainly attributed to an increase in the average balance of investment securities from $38.2 million in 1995 to $45.9 million in 1996 and an increase in the average rate from 5.41% in 1995 to 6.15% in 1996. Interest on mortgage-backed securities increased $556,000, or 71.6%, to $1.3 million in 1996 from $777,000 in 1995. The increase is mainly attributed to an increase in the average balance of mortgage-backed securities of $8.5 million from $16.1 million in 1995 to $24.6 million in 1996, and an increase in the average rate from 4.83% for 1995 to 5.41% for 1996.

  Interest Expense. Interest expense increased from $6.1 million in 1995 to $8.5 million in 1996. The increase of $2.4 million, or 39.3%, resulted primarily from the increased cost of savings deposits and FHLB advances and increased FHLB advances partially offset by decreased average savings deposits. The weighted average cost of deposits increased 44 basis points from 4.22% in 1995 to 4.66% in 1996, due to the effects of increased market interest rates. Average deposit balances decreased $3.0 million, or 2.4%, from $126.0 million at March 31, 1995 to $123.0 million at March 31, 1996.

  FHLB advances average balances increased $31.6 million, or 219.1%, from $14.4 million in 1995 to $46.0 million in 1996. FHLB advances were acquired to fund increases in loans held for sale, investment securities and mortgage-backed securities. In addition, the cost of FHLB advances increased 82 basis points from 5.14% in 1995 to 5.96% in 1996 due to a general increase in interest rates.

  Provision for Losses on Loans. The Association has historically experienced insignificant loan losses. The provision for losses on loans is determined by management as the amount to be added to the allowance for loan losses, after net credit losses and other adjustments have been deducted, to bring the allowance to a level which is considered adequate to absorb losses inherent in the loan portfolio. The provision for losses on loans increased $22,000, or 246.9%, from $9,000 in 1995 to $31,000 in 1996.

  Noninterest Income. Gain on sales of mortgage loans increased from $775,000 in 1995 to $1.2 million in 1996. The increase of $473,000, or 61.0%, was due primarily to increased loan demand and generally favorable interest rates. The Association capitalized $297,000 of mortgage servicing rights as a result of adopting Statement of Financial Accounting Standards No. 122. In 1996, the Association sold $77.9 million of mortgage loans as compared to $26.7 million in 1995. The increased sales volume of $51.2 million resulted in the increased gain on sales of mortgage loans.

  Equity in earnings (loss) of joint ventures decreased from income of $188,000 in 1995 to a loss of $30,000 in 1996. The decrease of $218,000 was primarily the result of the sale of Manchester 97 Joint Venture in June 1994 and the operations of WC Joint Venture. Prior to June 1994, the Association, through ECC, owned a 50% interest in both Manchester 97 Joint Venture and WC Joint Venture, which own and operate commercial property in St. Louis County. During June 1994, ECC sold its ownership in Manchester 97 Joint Venture at a profit of $215,000. Joint ventures are accounted for using the equity method.

  Other noninterest income increased from $308,000 in 1995 to $516,000 in 1996. The increase of $208,000, or 67.8%, resulted primarily from increased income associated with the operations of ECC and ECC's recognition of gain on sale of residential investment property. During 1996, ECC's commissions on insurance and specialty products increased $61,000 while ECC's net gain on sale of the investment property before income taxes was $116,000. There was no comparable item in 1995.

  Noninterest Expense. Salaries and employee benefits expense increased from $2.8 million in 1995 to $2.9 million in 1996. The increase of $59,000, or 2.1%, was primarily the result of increased loan commissions, and increased bonus and profit sharing contributions, offset by a decrease in the number of mortgage personnel. Commissioned loan officers are paid on the basis of loans closed. The Association closed and sold $77.9 million of mortgage loans in 1996 as compared to $26.7 million in 1995. The increased volume of $51.2 million resulted in increased commission expense of $93,000, bonus and profit-sharing expense was increased by $21,000 while compensation expenses and related fringes decreased approximately $61,000.

  Other noninterest expense decreased from $1.5 million in 1995 to $1.4 million in 1996. The decrease of $95,000, or 6.3%, resulted from decreased expense related to the operations of the Association. During 1996, the Association experienced reductions in legal expenses of $37,000, office expenses of $39,000, and supervisory expenses of $17,000.

  Income Taxes. The provision for federal income taxes increased from $188,000 in 1995 to $418,000 in 1996. The increase of $230,000, or 121.9% was the result of increased pretax income of $561,000 for 1996 as compared to 1995. The effective tax rate was 39.0% and 36.9% for 1996 and 1995, respectively.

IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS

  Accounting for Stock-Based Compensation. In October 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"). SFAS 123 establishes financial accounting and reporting standards for stock-based employee compensations plans and also applies to transactions in which an entity issues its equity instruments to acquire goods or services from nonemployees. SFAS 123 defines a fair value-based method of accounting for an employee stock option or similar equity instruments and encourages all entities to adopt that method of accounting. SFAS 123 also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"). SFAS 123 was effective for transactions entered into in fiscal years beginning after December 15, 1995. Pro forma disclosures required for entities that elect to continue to measure compensation cost using APB 25 must include the effect of all awards granted in fiscal years beginning after December 15, 1994. Equality continues to measure compensation cost using APB 25. No stock options were granted during the year ended March 31, 1997. SFAS 123 is not expected to have a material impact on the Association's consolidated financial statements.

  Earnings Per Share. In February 1997, the FASB issued Statement of Financial Accounting Standards No. 128, Earnings per Share ("SFAS 128"). SFAS 128 establishes standards for computing and presenting earnings per share and applies to entities with publicly held common stock or potential common stock. SFAS 128 simplifies the current standards for computing earnings per share and makes them comparable to international earnings per share standards. Under SFAS 128 the presentation of primary earnings per share is replaced with a presentation of basic earnings per share. SFAS 128 also requires dual presentation of basic and diluted earnings per share on the face of the income statement for all entities with complex capital structures and requires the reconciliation of the numerator and denominator of the basic earnings per share computation to the numerator and denominator of the diluted earnings per share computation. SFAS 128 is effective for financial statements issued for periods ending after December 31, 1997, including interim periods; early application is not permitted. SFAS 128 will require the restatement of all prior-period earnings per share data presented. The adoption of SFAS 128 is not expected to have a material impact on the Association's consolidated financial statements.

  Disclosure of Information about Capital Structure. Also in February 1997, the FASB issued Statement of Financial Accounting Standards No. 129, Disclosure of Information about Capital Structure ("SFAS 129"). SFAS 129 applies to all entities and establishes standards for disclosing information about an entity's capital structure. SFAS 129 is effective for financial statements for periods ending after December 15, 1997. The adoption of SFAS 129 is not expected to have a material impact on the Association's consolidated financial statements.

  Comprehensive Income. In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("SFAS 130"). SFAS 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. It does not, however, specify when to recognize or how to measure items that make up comprehensive income. SFAS 130 was issued to address concerns over the practice of reporting elements of comprehensive income directly in equity.

  SFAS 130 requires all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed in equal prominence with the other financial statements. It does not require a specific format for that financial statement but requires that an enterprise display an amount representing total comprehensive income for the period in that financial statement. Enterprises are required to classify items of "other comprehensive income" by their nature in the financial statement and display the balance of other comprehensive income separately in the equity section of a statement of financial position. It does not require per share amounts of comprehensive income to be disclosed.

  SFAS 130 is applicable to all entities that provide a full set of financial statements consisting of a statement of financial position, results of operations and cash flows.

  SFAS 130 is effective for both interim and annual periods beginning after December 15, 1997. Earlier application is permitted. Comparative financial statements provided for earlier periods are required to be reclassified to reflect the provisions of this statement. Publicly traded enterprises that issue condensed financial statements for interim periods are required to report a total for comprehensive income in those financial statements. The adoption of SFAS 130 is not expected to have a material impact on the Association's consolidated financial statements.

                          BUSINESS OF THE ASSOCIATION

GENERAL

  Originally chartered in 1884, the Association serves the City of St. Louis and St. Louis and St. Charles Counties through three full-service branch offices and five limited-service-loan-production offices. The Association's business is similar in many respects to other savings associations in that it gathers deposits from its local community and uses these funds, along with FHLB advances, to invest primarily in residential one- to four-family mortgage loans, U.S. government and agency securities and mortgage-backed securities and, to a lesser extent, multifamily and commercial real estate, consumer and commercial business loans. Notwithstanding these traditional thrift attributes, the Association's operations are distinct in that it conducts its residential mortgage lending business primarily through a wholly-owned mortgage-banking subsidiary--EMC.

  Operating through the Association's eight full and limited service offices, EMC acts as a conduit for the origination, purchase and sale of residential mortgage loans for the benefit of the Association. It funds its mortgage-banking activities through lines of credit from the Association and an unrelated commercial bank. EMC provides several benefits to the Association, including, among other things, originating a variety of mortgage loan products for the Association's portfolio and generating noninterest income for the Association through its activities in the secondary mortgage market. The Association's President and Chief Executive Officer, Richard C. Fellhauer, also is President of EMC. Leonard Wolter, Vice President of EMC, is EMC's Chief Operating Officer. Mr. Wolter, in consultation with Mr. Fellhauer and Michael A. Deelo, the Association's Chief Financial Officer, manages the day to day operations of EMC. These individuals have 50 years combined experience in the mortgage-banking business. The following description includes detailed information regarding the business of the Association and EMC.

LENDING AND MORTGAGE-BANKING ACTIVITIES

  The Association concentrates its business in residential mortgage finance, which involves the origination, purchase and sale of residential real estate loans secured by one- to four-family, owner-occupied residential properties. In the past, and to a much lesser degree, the Association has originated conventional loans secured by multifamily residential dwellings and commercial real estate projects. The Association also originates short-term consumer loans, primarily loans secured by savings deposits, home equity and second mortgage loans, direct automobile loans and student loans, and, since early 1997, commercial business loans.

  Loan Originations. During the first several years of its existence, EMC originated primarily government mortgage loans (FHA and VA loans) on behalf of the Association, while the Association originated conventional loans. But in 1989, the Association shifted its mortgage loan origination function to EMC; however, the Association will still on occasion originate a mortgage loan directly and it continues to originate a limited amount of consumer and other non-mortgage loans.

  Today, EMC, using its 40 employees (including 8 commissioned loan originators), underwrites residential mortgage loans averaging in size between $10,000 and $500,000, which are secured by properties located primarily in the St. Louis metropolitan area. In addition, through the Association's Affordable Housing Program, EMC provides mortgage financing to low- and moderate-income families, which provides the Association with an effective way to attract customers in its local market area. During 1997, EMC originated mortgage loans totaling $66.2 million, all of which were one- to four-family loans.

  Loan Sales. Central to EMC's loan origination activity is the sale of fixed-rate mortgage loans to the secondary mortgage market. All loans originated by EMC satisfy the guidelines of the Federal Housing Administration ("FHA"), the Veterans Administration ("VA"), the Federal National Mortgage Association ("FNMA"), the Government National Mortgage Association ("GNMA"), the Federal Home Loan Mortgage Corporation ("FHLMC") or various private investors so that the loans can be sold in the secondary mortgage market. The Association has been approved under the FHA Direct Endorsement Program and, consequently, the Association's FHA approved direct endorsement underwriters are authorized to approve or reject FHA insured loans up to maximum amounts established by the FHA. The Association also has been approved as a VA "automatic approved lender," which enables designated qualified Association personnel to approve or reject loans on behalf of the Association.

  In most cases, EMC sells in the secondary mortgage market fixed-rate loans it originates, while its ARM originations are sold to the Association and retained by the Association in its portfolio. The current strategy of selling fixed-rate loans and retaining ARMs assists the Association in management of the interest-rate sensitivity of its assets. Moreover, the loans retained by the Association contribute to the Association's net interest rate margin.

  EMC's loan-origination-and-sale activities create interest rate risk for the Association in that if interest rates decline after the loan commitment date below the interest rate on the loan, and the Association has not hedged its interest rate risk using a forward commitment, the Association may incur a loss when the loan is sold. The Association manages this risk by using a computerized tracking system that allows EMC's management to closely monitor the interest rates for all loans being processed by EMC, reviewing the future prospects for movements in interest rates, and entering into forward commitment contracts with FNMA, GNMA and FHLMC for the sale of fixed-rate loans that limit the potential loss on loan sales, but which also limit the potential gain. EMC's success in managing the interest-rate risk associated with the origination-and-sale and purchase-and-resale of fixed-rate mortgage loans depends primarily on the abilities of its managers. For a discussion of the risks associated with the mortgage-banking business, see "Risk Factors-- Reliance on Mortgage-Banking Operations."

  Loan Purchases and Resales. In addition to originating residential mortgage loans for sale in the secondary market, EMC also purchases loans from other financial institutions for packaging (or securitization) and resale in the secondary mortgage market as either whole loans or as loan pools to FNMA, GNMA, FHLMC or other investors. Other financial institutions may sell loans to EMC because they lack the capability or expertise to package and sell their own loans in the secondary market. EMC performs strict underwriting on each loan purchased based on guidelines of the federal secondary mortgage market agencies and private investors and standards otherwise applicable to loans originated by the Association. Immediately following the purchase of a loan or loan package, EMC simultaneously sells the mortgage or group of mortgages for future delivery. Accordingly, the Association does not assume so-called pipeline risk because the loans are not held in inventory. Pipeline risk is the hazard that market interest rates will increase before the loan is sold, thereby reducing the price at which the loan may be sold. During fiscal 1997, EMC purchased mortgage loans totaling $5.9 million.

  EMC's Contributions to the Business of the Association. EMC contributes significantly to the Association's operations by providing an additional income stream and by providing a conduit to offer lending services to the local community. EMC's mortgage-banking activities produce primarily two types of income--gain on sale of mortgage loans and loan servicing fees and late charges. Each of these two types of income accounted for 47.1% and 40.8%, respectively, of EMC's total income for the fiscal year ended March 31, 1997. EMC contributed approximately 17% to the Association's total interest income and other income for the year ended March 31, 1997.

  Loan sales are intended to generate one-time gains, while loan originations (whether the loans are sold or retained by the Association in portfolio) produce loan origination fees that generally approximate 1% of the loan amount. FHA and VA loans are generally sold with servicing released, for which the Association generally receives an additional servicing fee of approximately 1.5% of the aggregate loan amount, and, because EMC sells conventional mortgage loans (non-FHA and VA) servicing retained, the Association's loan servicing portfolio (and the associated earnings stream) continues to grow.

  At March 31, 1997, EMC serviced $323.0 million in residential mortgage loans (of which $90.6 million was for the Association) and has the capacity to expand its servicing portfolio significantly through additional loan originations. EMC earned $888,000 in servicing fee income for fiscal year 1997. Loan servicing fees on loans serviced for institutions other than the Association totaled $674,000, $603,000 and $622,000 for fiscal years 1997, 1996 and 1995, respectively. The proportionate contribution made by gains on loan sales, loan origination fees and loan servicing fees to the Association's net income varies each year depending on interest rates, which, in turn, affects EMC's business focus from year to year.

  EMC's residential mortgage loan origination volume has increased steadily since 1994, and during this same period, ARMs have been in demand, which has resulted in an increase in the Association's loan portfolio. As a result, EMC has focused its efforts toward increasing its loan servicing portfolio and increasing the associated income stream through increased servicing retention. EMC's focus on servicing retention and fluctuating interest rates have contributed to instability in recent years in EMC's gains on loan sales. For information concerning the risks associated with a mortgage-banking operation, see "Risk Factors--Reliance on Mortgage-Banking Operations." EMC has not, nor does it anticipate, selling a bulk portion of its loan servicing portfolio to augment earnings.

  Composition of the Loan Portfolio. The following table sets forth the composition of the Association's loan portfolio by type of loan as of the dates indicated:

                                                          AT MARCH 31,
                         -------------------------------------------------------------------------------
                              1997            1996            1995            1994            1993
                         --------------- --------------- --------------- --------------- ---------------
                         AMOUNT  PERCENT AMOUNT  PERCENT AMOUNT  PERCENT AMOUNT  PERCENT AMOUNT  PERCENT
                         ------- ------- ------- ------- ------- ------- ------- ------- ------- -------
                                                     (DOLLARS IN THOUSANDS)
Loans secured by real
 estate:
 Residential:
   One- to four-family:
     Conventional(1)     $69,810  72.5%  $64,873  66.6%  $61,455  73.5%  $43,608  70.1%  $47,470  62.4%
     FHA/VA.............  14,233  14.8%   13,656  14.0%   13,616  16.3%    9,396  15.1%    9,367  12.3%
     Loans held for
      sale..............   4,398   4.6%   13,507  13.9%    2,971   3.5%    5,109   8.2%   14,564  19.2%
   Multifamily..........   1,637   1.7%      783    .8%      828   1.0%      941   1.5%    1,437   1.9%
 Commercial.............   2,662   2.8%    2,622   2.7%    2,975   3.5%    1,298   2.1%    1,309   1.7%
                         ------- ------  ------- ------  ------- ------  ------- ------  ------- ------
   Total loans secured
    by real estate......  92,740  96.4%   95,441  98.0%   81,845  97.8%   60,352  97.0%   74,147  97.5%
                         ------- ------  ------- ------  ------- ------  ------- ------  ------- ------
Consumer loans:
 Loans secured by
  savings deposits......     366    .4%      453    .5%      448    .5%      603   1.0%      651    .8%
 Property improvement...   1,596   1.7%    1,300   1.3%    1,053   1.3%      908   1.5%      972   1.3%
 Automobiles............     122    .1%       97    .1%      126    .2%      144    .2%      159    .2%
 Other consumer loans...     162    .1%       96    .1%      175    .2%      181    .3%      133    .2%
                         ------- ------  ------- ------  ------- ------  ------- ------  ------- ------
   Total consumer
    loans...............   2,246   2.3%    1,946   2.0%    1,802   2.2%    1,836   3.0%    1,915   2.5%
Commercial business
 loans..................   1,280   1.3%      --    -- %      --    -- %      --    -- %      --    -- %
                         ------- ------  ------- ------  ------- ------  ------- ------  ------- ------
Total loans.............  96,266 100.0%   97,387 100.0%   83,647 100.0%   62,188 100.0%   76,062 100.0%
                                 ======          ======          ======          ======          ======
Less:
 Deferred loan fees.....      46              59              71              98             148
 Unearned discounts.....       4              12              24              15              41
 Allowance for loan
  losses................     283             233             217             242             230
 Valuation reserve on
  loans held for sale...       5              85             100             150             --
                         -------         -------         -------         -------         -------
Total loans receivable,
 net.................... $95,928         $96,998         $83,235         $61,683         $75,643
                         =======         =======         =======         =======         =======

--------
(1) Includes construction loans converted to permanent loans.

  Residential One- to Four-Family Loans. The primary lending activity of the Association has been the making of mortgage loans to enable borrowers to purchase existing homes or to construct new single-family homes. The mortgage loans are primarily originated by EMC and are sold to the Association at par. Management believes that this policy of focusing on single-family residential mortgage loans has been successful in contributing to interest income while keeping delinquencies and losses to a minimum. At March 31, 1997, approximately $88.4 million, or 91.9% of the total loan portfolio, consisted of loans secured by one- to four-family residential real estate. In recent years, the Association's one- to four-family mortgage lending has been concentrated in St. Louis City and St. Louis County.

  EMC presently originates both fixed-rate mortgage loans and ARMs secured by one- to four-family properties with loan terms of 10 to 30 years. The ARMs have interest rates that adjust at regular intervals ranging between one- to five-years generally based upon changes in the One-, Three- and Five-Year Treasury Index. At March 31, 1997, the Association's ARM portfolio totaled approximately $55.0 million. The majority of these loans provide that the amount of any increase or decrease in the interest rate is limited to one or two percentage points (upward or downward) per adjustment period and are generally limited to an increase or decrease of five to eight percentage points over the life of the loan. Borrower demand for ARMs versus fixed-rate mortgage loans is a function of the level of interest rates, the expectation of changes in the level of interest rates, and the difference between the interest rates and loan fees offered for fixed-rate mortgage loans and the first year "teaser rates" and loan fees for ARMs. The relative amount of fixed-rate mortgage loans and ARMs that can be originated at any time is largely determined by the demand for each in a competitive mortgage finance environment. During 1997, total one- to four-family mortgage loan originations were $70.0 million of which $21.6 million, or 30.9%, were subject to periodic interest rate adjustments and $48.4 million, or 69.1%, were long-term, fixed-rate mortgage loans.

  ARMs generally involve credit risks different from those inherent in fixed-rate mortgage loans, primarily because if interest rates rise, the underlying payments of the borrower rise, thereby increasing the potential for default. The Association underwrites ARMs based on the borrower's ability to repay the loan assuming the fully indexed accrual rate on the ARM remains constant during the loan term. As a result, the potential for a substantial increase in delinquencies and defaults is lessened.

  The retention of ARMs as opposed to fixed-rate mortgage loans in the Association's loan portfolio helps reduce the Association's exposure to interest rate risk. In an environment of rapidly increasing interest rates, however, it is possible for the interest rate increase to exceed the maximum aggregate adjustment on ARMs, which would negatively affect the spread between the Association's interest income and its cost of funds. In addition, because the interest earned on ARMs, which are refinanced on a one- to three-year cycle, varies with prevailing interest rates, such loans do not offer the Association as predictable a cash flow as do longer-term, fixed-rate loans.

  EMC originates long-term, fixed-rate loans under guidelines established by FNMA and FHLMC, which facilitates the sale of such loans to FNMA or FHLMC in the secondary market. Long-term, fixed-rate mortgage loans are originated with terms of between 10 and 30 years, amortized on a monthly basis with principal and interest due each month. At March 31, 1997, the Association had approximately $40.4 million of long-term, fixed-rate mortgage loans in its portfolio. A determination is made at the time of origination whether the loan is held for sale. Currently, EMC is originating fixed-rate loans primarily for sale in the secondary market. At March 31, 1997, the Association had approximately $4.4 million of loans held for sale of which $4.0 million were fixed-rate loans.

  The Association's lending policies generally limit the maximum loan-to-value ratio on fixed-rate and adjustable-rate residential mortgage loans to 80% of the lesser of the appraised value or purchase price of the underlying residential property unless private mortgage insurance to cover the excess over 80% is obtained, in which case the mortgage is limited to 95% of the lesser of appraised value or purchase price. The loan-to-value ratio, maturity, and other provisions of the loans made by the Association are generally reflected in the policy of making less than the maximum loan permissible under federal regulations, in accordance with established lending practices, market conditions, and underwriting standards maintained by the Association. The Association requires title, fire, and extended insurance coverage on all mortgage loans originated. All of the Association's real estate loans contain due-on-sale clauses, and the Association obtains appraisals on all its real estate loans from outside appraisers.

  The Association also originates construction loans on residential properties against commitments for permanent financing at the completion of construction. Construction loans are generally for a term of six to 11 months, and bear an interest rate tied to the Association's cost of funds which varies on the term and amount of the loan. At March 31, 1997, the Association had no construction loans outstanding.

  Construction lending is generally considered to involve a higher degree of credit risk than residential mortgage lending. The Association's risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property's value at completion of construction and the estimated cost (including interest) of construction. If the estimate of construction cost proves to be inaccurate, the Association may be required to advance funds beyond the amount originally committed to permit completion of the dwelling. If the estimate of value proves to be inaccurate, the Association may be confronted with, at or before the maturity of the loan, loan security with a value which is insufficient to assure full repayment. In addition, construction lending entails the risk that the project may not be completed due to cost overruns or changes in market conditions.

  Multifamily and Commercial Real Estate Loans. In addition to originating one- to four-family residential real estate loans, the Association originates loans secured by multifamily dwelling units (more than four units). At March 31, 1997, the Association had $1.6 million, or 1.7% of the total loan portfolio, secured by multifamily dwelling units, located primarily in the Association's primary market area. At March 31, 1997, the Association's largest multifamily residential loan was a $941,000 loan secured by a 26-unit apartment complex. Multifamily real estate loans are generally originated at 75% of the appraised value of the property or selling price, whichever is less, and are generally originated for 10- to 30-year terms with the principal amortized over 30 years. Loans secured by multifamily residential real estate are generally larger and involve a greater degree of risk than one- to four-family residential mortgage loans, similar to the risks associated with commercial real estate lending. At March 31, 1997, the Association had no multifamily loans accounted for on a nonaccrual basis.

  The Association's permanent commercial real estate loans are secured by improved properties such as office buildings, restaurants, and various retail operations located in the Association's primary market area. At March 31, 1997, commercial real estate loans totaled approximately $2.7 million, or 2.8% of the Association's total loan portfolio. The Association originates permanent loans on commercial real estate at up to 80% of the appraised value.

  Currently, it is the Association's policy to originate commercial real estate loans only to selected borrowers known to the Association and on properties in its primary market area. These loans generally have prepayment schedules based upon a 10- to 25-year constant payment amortization, but may have a 10-year final maturity (balloon payment) and are currently originated with an interest rate that floats over the prime rate. At March 31, 1997, the Association had no commercial real estate loans accounted for on a nonaccrual basis.

  The largest commercial real estate loan in the portfolio at March 31, 1997 totaled $1.5 million, which was secured by a real estate mortgage on a shopping center located in the St. Louis metropolitan area. This loan is a seasoned loan having been originated in 1994. The Association's legal lending limit is approximately $1.9 million. Of primary concern in commercial real estate lending is the borrower's creditworthiness, and the feasibility and cash flow potential of the project. Loans secured by income properties are generally larger and involve greater risks than residential mortgage loans because payments on loans secured by income properties are often dependent on the successful operation or management of the properties. As a result, repayment of such loans may be subject to a greater extent than residential real estate loans to adverse conditions in the real estate market or the economy. Although many thrift institutions have had material adverse loss experience in commercial real estate lending, the Association has sustained few losses, and those losses were not significant relative to the size of the entire commercial real estate loan portfolio or the mortgage loan portfolio at the time. The Association does not presently intend to emphasize or expand this type of lending in the future.

  Consumer Loans. The Association originates a wide variety of consumer loans, which are made primarily on a secured basis to existing customers. Such loans include loans secured by savings deposits, home equity and second mortgage loans, direct automobile loans, and student loans. These loans are made at both fixed- and variable-rates of interest, which adjust annually, and vary in terms depending on the type of loan. In addition, the Association offers unsecured consumer loans. Consumer loans totaled approximately $2.2 million at March 31, 1997, or 2.3% of the Association's total loan portfolio.

  The Association applies strict underwriting standards for consumer loans. These procedures include an assessment of the applicant's payment history on other debts and ability to meet existing obligations and payments on the proposed loans. Although the applicant's creditworthiness is a primary consideration, the underwriting process also includes a comparison of the value of the security, if any, to the proposed loan amount. The Association underwrites and originates all of its consumer loans internally, which management believes limits exposure to credit risks relating to loans underwritten or purchased from brokers or other outside sources. The Association views consumer lending as a component of its business operations because consumer loans generally have shorter terms and higher yields, thus reducing exposure to changes in interest rates. In addition, the Association believes that offering consumer loans helps to expand and create stronger ties to its customer base. The Association does not presently intend to emphasize or expand this type of lending in the future.

  The Association's consumer loan portfolio had no loans 90 days or more delinquent at March 31, 1997. Consumer loans may entail greater risk than do residential mortgage loans, particularly in the case of consumer loans which are unsecured or secured by assets that depreciate rapidly, such as automobiles. In the latter case, repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan and the remaining deficiency often does not warrant further substantial collection efforts against the borrower. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness, or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans. Such loans may also give rise to claims and defenses by the borrower against the Association as the holder of the loan, and a borrower may be able to assert claims and defenses that it has against the seller of the underlying collateral.

  Commercial Business Loans. In early 1997, in connection with its hiring of a new commercial lending officer, the Association began originating a limited number of commercial business loans based on community needs. Management of the Association expects this type of lending to gradually increase over the next several years. Such loans include, but are not limited to, automobile dealer floor planning, commercial use vehicles and general working capital loans. These loans are made at both fixed and variable rates of interest and vary in terms depending on the type of loan and collateral.

  At March 31, 1997, approximately $1.3 million, or 1.3% of the Association's loan portfolio, consisted of commercial business loans, which are primarily secured by automobile floor planning collateral. At March 31, 1997, the largest commercial loan in the portfolio, which was secured by floor planned vehicles, had a principal balance of approximately $256,000. Unlike residential mortgage loans, which generally are made on the basis of the borrower's ability to make repayment based on the borrower's salary and other income and which are secured by real property the value of which tends to be more easily ascertainable, commercial business loans typically are made on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business. As a result, the availability of funds for the repayment of commercial business loans may be substantially dependent on the success of the business itself (which, in turn, is likely to be dependent, in part, upon the general economic environment). The Association's commercial business loans are usually secured by business assets, which may depreciate over time, may be difficult to appraise and may fluctuate in value based on the success of the business.

  The Association's underwriting standards for commercial business loans include credit file documentation and analysis of the borrower's character, capacity to repay the loan, the adequacy of the borrower's capital and collateral as well as an evaluation of conditions affecting the borrower. Analysis of the borrower's past, present and future cash flows is also an important aspect of the Association's current credit analysis. Nonetheless, such loans, are believed to carry higher credit risk than residential mortgage loans. The Association generally requires personal guarantees from corporate borrowers.

  Loan Maturity and Repricing. The following table sets forth certain information at March 31, 1997 regarding the dollar amount of loans maturing in the Association's portfolio based on their contractual terms to maturity, but does not include scheduled payments or potential prepayments. Overdrafts are reported as due in one year or less. Loan balances do not include undisbursed loan proceeds, unearned discounts, unearned income, and allowance for loan losses.

                          DUE DURING THE YEAR DUE AFTER 3 DUE AFTER 5 DUE AFTER 10
                                 ENDED         THROUGH 5  THROUGH 10   THROUGH 15  DUE AFTER 15
                               MARCH 31,      YEARS AFTER YEARS AFTER YEARS AFTER  YEARS AFTER
                          -------------------- MARCH 31,   MARCH 31,   MARCH 31,    MARCH 31,
                           1998   1999  2000     1997        1997         1997         1997      TOTAL
                          ------- ----------------------- ----------- ------------ ------------ -------
                                                     (DOLLARS IN THOUSANDS)
Loans secured by real
 estate:
 Residential(1)(2)......  $ 4,472 $ 158 $ 250   $1,368      $ 9,615     $10,525      $63,690    $90,078
 Commercial.............        1   --    160       73        2,088         287           53      2,662
Loans secured by savings
 deposits...............      324    39     3      --           --          --           --         366
Property improvement....        8    67   133      636          539         213          --       1,596
Automobiles.............        5    38    34       45          --          --           --         122
Other consumer loans....       98    64   --       --           --          --           --         162
Commercial business
 loans..................    1,118    20    81       61          --          --           --       1,280
                          ------- ----- -----   ------      -------     -------      -------    -------
 Total loans............  $ 6,026 $ 386 $ 661   $2,183      $12,242     $11,025      $63,743    $96,266
                          ======= ===== =====   ======      =======     =======      =======    =======

--------
(1) Includes $4.4 million of loans held for sale, reported as due in one year or less.
(2) Includes multifamily loans totaling $1.6 million.

  The following table sets forth the dollar amount of all loans due after March 31, 1998 which have fixed interest rates and adjustable interest rates.

                                                         FIXED      ADJUSTABLE
                                                         RATES        RATES
                                                       ----------- -------------
                                                       (DOLLARS IN THOUSANDS)
   Loans secured by real estate:
     Residential...................................... $    32,173  $    53,433
     Commercial.......................................       2,494          167
   Loans secured by savings deposits..................          42          --
   Property improvement...............................       1,588          --
   Automobiles........................................         117          --
   Other consumer loans...............................          64          --
   Commercial business loans..........................         162          --
                                                       -----------  -----------
     Total loans...................................... $    36,640  $    53,600
                                                       ===========  ===========

  The following table sets forth total loans originated, purchased, sold, and repaid during the periods indicated:

                                                     YEAR ENDED MARCH 31,
                                                    -------------------------
                                                     1997     1996     1995
                                                    -------  -------  -------
                                                    (DOLLARS IN THOUSANDS)
Total loans at beginning of period................. $97,387  $83,647  $62,188
Loans originated:
  Residential one- to four-family..................  70,019   75,779   56,606
  Multifamily......................................     950      --       --
  Commercial business loans........................   1,462      --       --
  Consumer (property improvement and automobiles)..     774      666      475
  Other loans......................................     107      105      180
                                                    -------  -------  -------
    Total loans originated.........................  73,312   76,550   57,261
                                                    -------  -------  -------
Loans purchased--residential one- to four-family...   5,892   17,396      934
Loans sold:
  Whole loans:
    Servicing retained............................. (45,669) (49,667) (12,266)
    Servicing released............................. (15,617) (25,079) (13,302)
  Participation loans (servicing retained).........    (185)     --       --
                                                    -------  -------  -------
    Total loans sold............................... (61,471) (74,746) (25,568)
                                                    -------  -------  -------
Loan principal repayments..........................  (2,486)  (2,282) (10,067)
Loans converted to mortgage-backed securities and
 sold.............................................. (16,368)  (3,178)  (1,101)
                                                    -------  -------  -------
Total loans at end of period....................... $96,266  $97,387  $83,647
                                                    =======  =======  =======

  Loan Soliciting and Processing. Loan originations are derived primarily through EMC loan officers' solicitation and personal visits to the local real estate offices in the metropolitan St. Louis area as well as current and walk-in customers. These loan officers have developed a clientele over the years that send potential customers to EMC for loans. By use of the EMC loan officers and client contacts, the Association has been able to cover a broad market area and offer mortgage services to an extended number of potential customers.

  The Executive Loan Committee, composed of Messrs. Fellhauer, Wolter, Deelo, and Fuchs, and one Association staff member are authorized to approve residential mortgage loans up to $200,000. Residential mortgage loans in excess of $200,000 require full Board of Directors approval. All residential mortgage loans are subsequently approved by the full Board of Directors.

  Loans-to-One Borrower Limitations. The Association's loans and extensions of credit to a person outstanding at one time and not fully secured may not exceed 15% of the unimpaired capital and surplus of the Association. This limitation calls for a loan-to-one borrower limitation for the Association of $1.9 million at March 31, 1997. Loans and extensions of credit fully secured by readily marketable collateral may comprise an additional 10% of unimpaired capital and surplus. At March 31, 1997, the largest aggregate amount of loans by the Association to any borrower was approximately $1.5 million, which was secured by a real estate mortgage on a shopping center located in the St. Louis metropolitan area.

  Loan Commitments. The Association issues commitments for fixed- and adjustable-rate single-family residential mortgage loans conditioned upon the occurrence of certain events. Such commitments are made in writing on specified terms and conditions and are honored for up to 30 days from approval, depending on the type of transaction. The Association had outstanding loan commitments of approximately $953,000 at March 31, 1997.

  Loan Origination and Other Fees. The Association, in most instances, receives loan origination fees and discount "points." Loan fees and points are a percentage of the principal amount of the mortgage loan that are charged to the borrower for funding the loan. The Association usually charges origination fees of 1% on all real estate loans. Current accounting standards require fees received for originating loans to be deferred and amortized into interest income over the contractual life of the loan. Deferred fees associated with loans that are sold are included in the gain/loss computation at the time of sale. The Association had approximately $46,000 of net deferred loan fees at March 31, 1997.

  The Association offsets all loan origination fees and certain related direct loan origination costs against all fees and costs associated with loan origination. The resulting net amount is deferred and amortized over the contractual life of the related loans as an adjustment to the yield on such loans, unless prepayments of a large group of similar loans are probable and the timing and amount of prepayments can be reasonably estimated. The Association offsets commitment fees against related direct costs and the resulting net amount is recognized over the contractual life of the related loans as an adjustment of yield if the commitment is exercised. If the commitment expires unexercised, the fees collected are recognized as noninterest income upon expiration of the commitment.

  Delinquencies. The Association's collection procedures provide that when a loan is 30 days overdue and again after an additional 15 days, the borrower will be contacted by mail and payment requested. After a delinquency of 15 days, a late charge is assessed. If the delinquency continues, subsequent efforts will be made to contact the delinquent borrower. In certain instances, the Association may modify the loan or grant a limited moratorium on loan payments to enable reorganization of the borrower's financial affairs. If the loan continues in a delinquent status for 90 days or more, the Association generally will initiate foreclosure proceedings.

  Nonperforming Assets and Their Classification. The following table sets forth information with respect to the Association's nonperforming assets for the periods indicated. During the periods shown, the Association had no restructured loans within the meaning of Statement of Financial Accounting Standards No. 15, Accounting by Debtors and Creditors for Troubled Debt
Restructurings:

                                                           AT MARCH 31,
                                                      -------------------------
                                                       1997     1996     1995
                                                      -------  -------  -------
                                                      (DOLLARS IN THOUSANDS)
   Loans accounted for on a nonaccrual basis(1):
     Residential one- to four-family(2).............. $   643  $   669  $   653
     Consumer........................................     --       --         9
                                                      -------  -------  -------
       Total.........................................     643      669      662
   Real estate owned.................................      66       97       52
                                                      -------  -------  -------
     Total nonperforming assets...................... $   709  $   766  $   714
                                                      =======  =======  =======
   Nonperforming loans to gross loans................     .67%     .69%     .79%
   Total nonperforming assets to total assets........     .35%     .39%     .44%

--------
(1) All loans contractually past due 90 days or more are accounted for on a nonaccrual basis by the Association.
(2) Includes $571,000, $326,000 and $528,000 of FHA/VA loans, the principal and interest payments of which are either insured by the FHA or guaranteed by the VA, at March 31, 1997, 1996 and 1995, respectively.

  The Association had $643,000 in loans 90 days or more delinquent at March 31, 1997 which consisted of 25 one- to four-family residential mortgage loans, each with an outstanding principal balance of less than $70,000.

  For fiscal 1997 and 1996, gross interest income which would have been recorded had the nonaccruing loans been current in accordance with their original terms amounted to $55,000 and $57,000, respectively, of which $30,000 and $44,000, respectively, was included in interest income.

  Asset Classification. The OTS asset classification system conforms with commercial banking practices and puts the establishment of loan loss allowances on a basis consistent with the requirements of GAAP. The regulations require that each insured institution review and classify its assets on a regular basis. In addition, in connection with examinations of insured institutions, OTS examiners have authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful, and loss. "Substandard" assets must have one or more defined weaknesses and are characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. "Doubtful" assets have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified "loss" is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. The regulations have also created a "special mention" category, described as assets which do not currently expose an insured institution to a sufficient degree of risk to warrant classification but do possess credit deficiencies or potential weaknesses deserving management's close attention. Assets classified as substandard or doubtful require the institution to establish general allowances for loan losses. If an asset or portion thereof is classified loss, the insured institution must either establish specific allowances for loan losses in the amount of 100% of the portion of the asset classified loss or charge-off such amount. A portion of general loss allowances established to cover possible losses related to assets classified substandard or doubtful may be included in determining an institution's regulatory capital, while specific valuation allowances for loan losses generally do not qualify as regulatory capital.

  The Association's classified assets, general and specific loss allowances, and charge-offs were as follows for the periods indicated:

                                                          AT OR FOR THE YEAR
                                                            ENDED MARCH 31,
                                                        -----------------------
                                                         1997    1996    1995
                                                        ------- ------- -------
                                                        (DOLLARS IN THOUSANDS)
   Substandard assets.................................. $   138 $   441 $   714
   General loss allowances.............................     283     233     217
   Specific loss allowances............................     --      --      --
   Charge-offs.........................................     --       15      34

  Real Estate Owned. Real estate acquired by the Association as a result of foreclosure or by deed-in-lieu of foreclosure is classified as real estate owned until sold. When property is acquired it is recorded at the lower of cost (principal balance of the former mortgage loan plus the costs of obtaining title and possession) or estimated fair value. The Association had $66,000 in real estate owned at March 31, 1997, which consisted of three single-family residences, all located in St. Louis, Missouri.

  Allowance for Loan Losses. The Association's management evaluates the need to establish reserves against losses on loans and other assets based on estimated losses on specific loans and on any real estate held for investment or acquired through foreclosure when it is determined that a decline in value has occurred. Such evaluation includes a review of all loans for which full collectibility may not be reasonably assured and considers, among other matters, the estimated market value of the underlying collateral of problem loans, prior loss experience, economic conditions, and overall portfolio quality. These provisions for losses are charged against earnings in the year they are established. The Association established provisions for losses on loans for fiscal 1997, 1996, and 1995 of approximately $50,000, $31,000 and $9,000, respectively. At March 31, 1997, the Association had an allowance for loan losses of $283,000, which represented .29% of total loans. Based on past experience and future expectations, management believes that loan loss reserves are adequate.

  The following table sets forth an analysis of the Association's allowance for loan losses for the periods indicated.

                                                  YEAR ENDED MARCH 31,
                                               ------------------------------
                                               1997  1996  1995  1994   1993
                                               ----  ----  ----  -----  -----
                                                 (DOLLARS IN THOUSANDS)
   Allowance at beginning of period........... $233  $217  $242  $ 230  $ 218
   Provision for losses on loans..............   50    31     9     12     14
   Charge-offs--residential one- to four-
    family....................................  --    (15)  (34)   --      (2)
                                               ----  ----  ----  -----  -----
   Balance at end of period................... $283  $233  $217  $ 242  $ 230
                                               ====  ====  ====  =====  =====
   Ratio of allowance to total loans
    outstanding at the end of the period......  .29%  .24%  .26%   .39%   .30%
   Ratio of net charge-offs to average loans
    outstanding during the period.............    *   .02%  .04%     *      *
   Allowance for loan losses to total
    nonperforming assets...................... 39.9% 30.4% 30.4% 56.02% 41.07%
   Allowance for loan losses to total
    nonperforming loans....................... 44.0% 34.8% 32.8% 68.36% 44.23%

--------
*Insignificant

  The following table sets forth the breakdown of the allowance for loan losses by loan category for the periods indicated.

                                                   AT MARCH 31,
                   -------------------------------------------------------------------------------
                             1997                       1996                       1995
                   -------------------------  -------------------------  -------------------------
                   AMOUNT OF   LOAN           AMOUNT OF   LOAN           AMOUNT OF   LOAN
                   ALLOWANCE AMOUNTS   % OF   ALLOWANCE AMOUNTS   % OF   ALLOWANCE AMOUNTS   % OF
                      FOR       BY    TOTAL      FOR       BY    TOTAL      FOR       BY    TOTAL
                   LOAN LOSS CATEGORY LOANS   LOAN LOSS CATEGORY LOANS   LOAN LOSS CATEGORY LOANS
                   --------- -------- ------  --------- -------- ------  --------- -------- ------
                                               (DOLLARS IN THOUSANDS)
Loans secured by
 real estate:
 Residential one-
  to four-
  family(1)......    $174    $88,441   91.9%    $174    $92,036   94.5%    $202    $78,042   93.3%
 Multifamily and
  Commercial.....      49      4,299    4.5%      41      3,405    2.7%      11      3,803    3.5%
Property
 improvement.....      20      1,596    1.7%      16      1,300    1.3%     --       1,053    1.3%
Automobiles......       2        122     .1%       2         97     .1%       4        126     .2%
Other............     --         528     .5%     --         549    1.4%     --         623    1.7%
Commercial
 business loans..      38      1,280    1.3%     --         --     -- %     --         --     -- %
                     ----    -------  ------    ----    -------  ------    ----    -------  ------
Total............    $283    $96,266  100.0%    $233    $97,387  100.0%    $217    $83,647  100.0%
                     ====    =======  ======    ====    =======  ======    ====    =======  ======
                                      AT MARCH 31,
                   ----------------------------------------------------
                             1994                       1993
                   -------------------------  -------------------------
                   AMOUNT OF   LOAN           AMOUNT OF   LOAN
                   ALLOWANCE AMOUNTS   % OF   ALLOWANCE AMOUNTS   % OF
                      FOR       BY    TOTAL      FOR       BY    TOTAL
                   LOAN LOSS CATEGORY LOANS   LOAN LOSS CATEGORY LOANS
                   --------- -------- ------  --------- -------- ------
                                 (DOLLARS IN THOUSANDS)
Loans secured by
 real estate:
 Residential one-
  to four-
  family(1)......    $216    $58,113    93.4%   $164    $71,401    93.9%
 Multifamily and
  Commercial.....      24      2,239     3.6%     52      2,746     3.6%
Property
 improvement.....       1        908     1.5%     11        972     1.3%
Automobiles......       1        144      .2%      3        159      .2%
Other............     --         784     1.3%    --         784     1.0%
Commercial
 business loans..     --         --      --      --         --      --
                     ----    -------  ------    ----    -------  ------
Total............    $242    $62,188   100.0%   $230    $76,062   100.0%
                     ====    =======  ======    ====    =======  ======

--------
(1) Includes loans held for sale.

INVESTMENT ACTIVITIES

  The Association classifies its investment securities and mortgage-backed securities for financial accounting purposes into one of three categories:

    Held to Maturity: includes investments in debt securities, which the Association has the positive intent and ability to hold until maturity.

    Trading: includes investments in debt and equity securities purchased and held principally for the purpose of selling them in the near term.

    Available for Sale: includes investments in debt and equity securities not classified as held to maturity or trading (i.e., investments that the Association has no present plans to sell in the near term but may be sold in the future under different circumstances).

  Investment and mortgage-backed securities classified as held to maturity are measured at amortized cost, in which the amortization of premiums and accretion of discounts, which are recognized as adjustments to interest income, are recorded using methods approximating the interest method. Unrealized holding gains and losses for trading securities (for which no securities were so designated at March 31, 1997 or 1996) are included in earnings, while such gains and losses for available for sale securities are excluded from earnings and reported as a net amount as a separate component of stockholders' equity, net of income taxes, until realized. Unrealized holding gains and losses for held to maturity securities are excluded from earnings and stockholders' equity. Gains or losses for available for sale securities are realized and included in other noninterest income upon sale, based on the amortized cost of the individual security sold. All previous market value adjustments included in the separate component of stockholders' equity are reversed upon sale. Mortgage-backed securities represent a significant portion of the debt security portfolio. Amortization of premiums and accretion of discounts on mortgage-backed securities are analyzed in relation to the corresponding prepayment rates, both historical and estimated, using a method that approximates the interest method.

  It has been the Association's practice to maintain assets in investment securities at levels higher than required by federal regulations. The Association's investment securities portfolio at March 31, 1997 consisted of $4.8 million in U.S. government and agency obligations classified as held to maturity, with an estimated market value of $4.7 million, and $70.1 million in U.S. government and agency obligations classified as available for sale.

  The overall objective of the Association's investment portfolio is to provide a sufficient and consistent spread over the Association's marginal cost of funds by investing funds that are not currently required for lending purposes and to provide a liquidity reserve in excess of regulatory requirements. The Association has traditionally maintained an investment portfolio in the range of 15% to 20% of total assets. The Association's long-term liquidity ratio at March 31, 1997 was 16.9%. The portfolio is also intended to assist in managing the Association's asset and liability interest rate sensitivity.

  The Association's chief financial officer is responsible for daily management of the Association's investment activities and is authorized to perform any Board of Directors approved transaction necessary to achieve the objectives established by the Board of Directors and that falls within parameters established by the Board of Directors.

  The following table sets forth the Association's investment securities at the dates indicated:

                                                            AT MARCH 31,
                          --------------------------------------------------------------------------------
                                     1997                       1996                       1995
                          -------------------------- -------------------------- --------------------------
                          CARRYING   % OF    MARKET  CARRYING   % OF    MARKET  CARRYING   % OF    MARKET
                           VALUE   PORTFOLIO  VALUE   VALUE   PORTFOLIO  VALUE   VALUE   PORTFOLIO  VALUE
                          -------- --------- ------- -------- --------- ------- -------- --------- -------
                                                       (DOLLARS IN THOUSANDS)
U.S. government and
 agency obligations:
 Available for sale.....  $70,123    93.5%   $70,123 $38,898    86.9%   $38,898 $31,953    77.9%   $31,953
 Held to maturity.......    4,849     6.5%     4,725   5,845     3.1%     5,589   9,047    22.1%     8,607
                          -------   ------   ------- -------   ------   ------- -------   ------   -------
 Total..................  $74,972   100.0%   $74,848 $44,743   100.0%   $44,487 $41,000   100.0%   $40,560
                          =======   ======   ======= =======   ======   ======= =======   ======   =======

  The following table sets forth the maturities and weighted average yields of the Association's investment securities at March 31, 1997.

                                                                 AT MARCH 31, 1997
                   ---------------------------------------------------------------------------------------------------------------
                   LESS THAN ONE YEAR    ONE TO FIVE YEARS FIVE TO TEN YEARS  OVER TEN YEARS                  TOTAL
                   --------------------  ----------------- ----------------- ----------------- -----------------------------------
                                                                                                AVERAGE
                              WEIGHTED            WEIGHTED          WEIGHTED          WEIGHTED REMAINING                  WEIGHTED
                   CARRYING    AVERAGE   CARRYING AVERAGE  CARRYING AVERAGE  CARRYING AVERAGE  YEARS TO  CARRYING MARKET  AVERAGE
                     VALUE      YIELD     VALUE    YIELD    VALUE    YIELD    VALUE    YIELD   MATURITY   VALUE    VALUE   YIELD
                   ---------  ---------  -------- -------- -------- -------- -------- -------- --------- -------- ------- --------
                                                              (DOLLARS IN THOUSANDS)
U.S. government
 and agency
 obligations:
 Available for
  sale...........   $     297     6.45%  $13,804   6.98%   $50,428   7.12%    $5,594   7.53%      7.5    $70,123  $70,123  7.12%
 Held to
  maturity.......       2,249     4.49%    2,000   3.40%       600   3.50%       --     -- %      1.6      4,849    4,725  3.91%
                    ---------  --------  -------   -----   -------   -----    ------   -----      ---    -------  -------  -----
 Total...........   $   2,546     4.72%  $15,804   6.53%   $51,028   7.08%    $5,594   7.53%      7.1    $74,972  $74,848  6.91%
                    =========  ========  =======   =====   =======   =====    ======   =====      ===    =======  =======  =====

MORTGAGE-BACKED SECURITIES

  In order to supplement residential loan demand in its primary market area and maintain geographic diversity in its loan portfolio, the Association has a substantial portfolio of mortgage-backed securities that are classified as available for sale and, accordingly, are carried at fair market value. All of the Association's mortgage-backed securities are federal agency securities.

  Mortgage-backed securities represent a participation interest in a pool of single-family or multi-family mortgages, the principal and interest payments of which are passed from the mortgage originators through intermediaries that pool and repackage the participation interest in the form of securities to investors such as the Association. Such intermediaries may include quasi-governmental agencies such as FHLMC, FNMA and GNMA that guarantee or insure the payment of principal and interest to investors. Mortgage-backed securities generally increase the quality of the Association's assets by virtue of the guarantees that back them, are more liquid than individual mortgage loans and may be used to collateralize borrowings or other obligations of the Association.

  Mortgage-backed securities typically are issued with stated principal amounts and the securities are backed by pools of mortgages that have loans with interest rates that are within an identified range and have similar maturities. The underlying pool of mortgages can be composed of either fixed rate mortgages, ARMs or balloon loans. Mortgage-backed securities generally are referred to as mortgage participation certificates or pass-through certificates. As a result, the interest rate risk characteristics of the underlying pool of mortgages, i.e., fixed rate or adjustable rate, as well as prepayment risk, are passed on to the certificate holder. The life of a mortgage-backed pass-through security is equal to the life of the underlying mortgages.

  The actual maturity of a mortgage-backed security varies, depending on when the mortgagors prepay or repay the underlying mortgages. Prepayments of the underlying mortgages may shorten the life of the investment, thereby adversely affecting its yield to maturity and the related market value of the mortgage-backed security. The yield is based upon the interest income and the amortization of the premium or accretion of the discount related to the mortgage-backed security. Premiums and discounts on mortgage-backed securities are amortized or accredited over the estimated term of the securities using a level yield method. The prepayment assumptions used to determine the amortization period for premiums and discounts can significantly affect the yield of the mortgage-backed security and these assumptions are reviewed periodically to reflect the actual prepayment. The actual prepayments of the underlying mortgages depend on many factors, including the type of mortgages, the coupon rate, the age of mortgages, the geographical location of the underlying real estate collateralizing the mortgages and general levels of market interest rates. The difference between the interest rates on the underlying mortgages and the prevailing mortgage interest rates is an important determinant in the rate of prepayments. If the coupon rate of the underlying mortgages significantly exceeds the prevailing market interest rates offered for mortgage loans, refinancing generally increases and accelerates the prepayment of the underlying mortgages. Prepayment experience is more difficult to estimate for adjustable rate mortgage-backed securities.

  Certain of the Association's mortgage-backed securities yield above-market rates of interest and are subject to substantial risk of prepayment. In a declining interest rate environment, the Association may experience significant prepayments of both fixed and adjustable rate mortgage-backed and related securities. In such instances, the Association may be unable to reinvest the cash flow from these securities into comparable yielding investments, and would expect this reinvestment risk to continue so long as interest rates remained relatively low.

  The majority of the Association's mortgage-backed securities are fixed-rate balloon securities due within 15 years. Depending on the Association's asset/liability mix and future market conditions, however, the Association may determine to purchase adjustable-rate mortgage-backed securities in the future. The Association's holdings of mortgage-backed securities have decreased in the past year as a result of an improved level of loan origination in the Association's principal lending area. Because federal agency mortgage-backed securities generally carry a yield of approximately 50 to 100 basis points below that of the corresponding type of residential loan (due to the implied federal agency guarantee fee and the retention of a servicing spread by the loan servicer) in the event that the proportion of the Association's assets consisting of mortgage-backed securities increases, the Association's asset yields could be somewhat adversely affected. Due to the existence of the federal agency guarantee on the Association's mortgage-backed securities and the availability of adjustable-rate mortgage-backed securities, however, the Association's interest rate risk and credit risk would not necessarily be increased by a future increase in mortgage-backed securities volume. The Association will evaluate mortgage-backed securities purchases in the future based on its asset/liability objectives, market conditions, and its alternate investment opportunities.

  The following table sets forth certain information regarding carrying and market values and percentage of total carrying values of the Association's mortgage-backed securities portfolio.

                                                      AT MARCH 31,
                         -----------------------------------------------------------------------
                                  1997                    1996                    1995
                         ----------------------- ----------------------- -----------------------
                         CARRYING  % OF  MARKET  CARRYING  % OF  MARKET  CARRYING  % OF  MARKET
                          VALUE   TOTAL   VALUE   VALUE   TOTAL   VALUE   VALUE   TOTAL   VALUE
                         -------- ------ ------- -------- ------ ------- -------- ------ -------
                                                 (DOLLARS IN THOUSANDS)
FNMA.................... $ 7,025   47.0% $ 7,025 $16,126   57.4% $16,126 $ 2,370   15.5% $ 2,299
FHLMC...................   4,555   30.5%   4,555  10,089   35.9%  10,089  12,890   84.5%  12,536
GNMA....................   3,374   22.5%   3,374   1,881    6.7%   1,881     --     -- %     --
                         -------  ------ ------- -------  ------ ------- -------  ------ -------
Total mortgage-backed
 securities............. $14,954  100.0% $14,954 $28,096  100.0% $28,096 $15,260  100.0% $14,835
                         =======  ====== ======= =======  ====== ======= =======  ====== =======

-------
(1) In 1995, the Association's mortgage-backed securities were classified as held to maturity and, accordingly, were carried at historical cost.

  The following table sets forth the activity in the Association's mortgage-backed securities during the periods indicated:

                                        FOR THE FISCAL YEAR ENDED MARCH 31,
                                        --------------------------------------
                                            1997         1996         1995
                                        ------------  -----------  -----------
                                               (DOLLARS IN THOUSANDS)
Mortgage-backed securities:
  At beginning of period............... $     28,096  $    15,260  $    16,987
    Purchases..........................       14,211       24,235        1,172
    Sales..............................      (22,254)      (6,898)         --
    Repayments.........................       (4,585)      (4,022)      (2,651)
    Premium/discount amortization,
     net...............................         (295)        (446)        (248)
    SFAS 115 fair market value
     adjustment........................         (219)         (33)         --
                                        ------------  -----------  -----------
  End of period........................ $     14,954  $    28,096  $    15,260
                                        ============  ===========  ===========

  The composition and maturities of the Association's mortgage-backed securities portfolio are indicated in the following table.

                                                 AT MARCH 31, 1997
                   -----------------------------------------------------------------------------
                   LESS THAN 1 YEAR    1 TO 5 YEARS      5 TO 10 YEARS   GREATER THAN 10 YEARS
                   ----------------- ----------------- ----------------- -----------------------

                            WEIGHTED          WEIGHTED          WEIGHTED               WEIGHTED
                   CARRYING AVERAGE  CARRYING AVERAGE  CARRYING AVERAGE   CARRYING     AVERAGE
                    VALUE    YIELD    VALUE    YIELD    VALUE    YIELD     VALUE        YIELD
                   -------- -------- -------- -------- -------- -------- -----------  ----------
                                              (DOLLARS IN THOUSANDS)
FNMA.............    $ 54    8.88%    $2,723   6.64%    $  --     -- %    $     4,248       6.75%
FHLMC............     701    7.92%     1,133   7.69%     2,307   6.66%            414       7.25%
GNMA.............     --      -- %       229   9.00%       --     -- %          3,145       6.06%
                     ----    -----    ------   -----    ------   -----    -----------  ----------
 Total mortgage-
  backed
  securities.....    $755    7.99%    $4,085   7.07%    $2,307   6.66%    $     7,807       6.50%
                     ====    =====    ======   =====    ======   =====    ===========  ==========

                             AT MARCH 31, 1997
                   -------------------------------------
                                   TOTAL
                   -------------------------------------
                    AVERAGE
                   REMAINING          ESTIMATED WEIGHTED
                   YEARS TO  CARRYING  MARKET   AVERAGE
                   MATURITY   VALUE     VALUE    YIELD
                   --------- -------- --------- --------
                          (DOLLARS IN THOUSANDS)
FNMA.............    11.4    $ 7,025   $ 7,025   6.72%
FHLMC............     5.9      4,555     4,555   7.16%
GNMA.............    13.9      3,374     3,374   6.26%
                     ----    -------   -------   -----
 Total mortgage-
  backed
  securities.....    10.3    $14,954   $14,954   6.75%
                     ====    =======   =======   =====

  At March 31, 1997, the Association did not hold any security of an issuer (other than U. S. government and agency securities and mutual funds which invest exclusively in such securities) which had an aggregate book value or aggregate market value in excess of 10% of the Association's stockholders' equity at the dates indicated.

DEPOSIT ACTIVITIES AND OTHER SOURCES OF FUNDS

  General. Deposits are the primary source of the Association's funds for lending and other investment purposes. In addition to deposits, the Association derives funds from loan principal repayments. Loan repayments are a relatively stable source of funds while deposit inflows and outflows may be significantly influenced by the general level of interest rates and money market conditions. The Association also has access to advances from the FHLB of Des Moines. These advances can be used on a short-term basis to compensate for reductions in the availability of funds from other sources or they may be used on a longer term basis for general business purposes.

  Deposit Accounts. Local deposits are and traditionally have been the primary source of the Association's funds for use in lending and other general business purposes. Deposits are attracted from within the Association's primary market area (metropolitan St. Louis) through an offering of a variety of financial accounts including savings, checking, money market, certificates of deposit, retirement plan accounts, and commercial checking. The account terms vary by type of account according to minimum balance requirements, interest rate, and the length of time the account must remain open without incurring a penalty for withdrawal of the funds as well as other factors. The Association relies on the location of its offices, customer satisfaction, and other references as its primary sources of deposit solicitation. To a lesser degree, local media advertising is used in the seeking of deposit funds.

  In determining the individual characteristics of its deposit accounts, the Association considers the products and rates offered by the competition, the attractiveness of the product to its customer base, the profitability of the product to the Association, and the effect the account will have on the asset liability mix of the institution. Attractive, convenient locations and quality service are the Association's benchmark of success. The Association does not use brokered deposits.

  The following table sets forth information concerning the Association's savings deposits at the dates indicated.

                                                            AT MARCH 31,
                          --------------------------------------------------------------------------------
                                     1997                       1996                       1995
                          -------------------------- -------------------------- --------------------------
                                            WEIGHTED                   WEIGHTED                   WEIGHTED
                                   PERCENT  AVERAGE           PERCENT  AVERAGE           PERCENT  AVERAGE
                                   OF TOTAL NOMINAL           OF TOTAL NOMINAL           OF TOTAL NOMINAL
                          BALANCE  DEPOSITS   RATE   BALANCE  DEPOSITS   RATE   BALANCE  DEPOSITS   RATE
                          -------- -------- -------- -------- -------- -------- -------- -------- --------
                                                       (DOLLARS IN THOUSANDS)
NOW accounts............  $  7,170   5.83%    2.24%  $  6,990   5.61%    2.27%  $  7,522   6.19%    2.24%
Regular savings.........    21,577  17.55%    2.51%    21,831  17.54%    2.51%    23,878  19.64%    2.51%
Money market demand.....     6,135   4.99%    3.22%     6,552   5.26%    2.93%     7,778   6.40%    2.80%
Noninterest checking....     4,993   4.06%    0.00%     3,824   3.07%    0.00%     2,637   2.18%    0.00%
Certificates of Deposit:
 28-91 days--Fixed-term,
  fixed rate............        34   0.03%    2.88%        50   0.04%    2.81%        88   0.07%    2.89%
 6 months--Fixed-term,
  fixed rate............     2,439   1.98%    4.01%     2,667   2.14%    4.00%     4,008   3.30%    4.01%
 9 months--Fixed-term,
  fixed rate............     7,932   6.45%    5.27%     6,906   5.55%    5.43%     2,533   2.08%    5.27%
 12 months--Fixed-term,
  fixed rate............     8,350   6.79%    5.06%     9,248   7.43%    5.32%    10,545   8.67%    5.06%
 24 months--Fixed-term,
  fixed rate............     6,760   5.50%    5.55%     6,328   5.08%    5.49%     5,063   4.17%    5.55%
 36 months--Fixed-term,
  fixed rate............     3,010   2.45%    5.35%     4,218   3.39%    4.71%     5,371   4.42%    5.35%
 48 months--Fixed-term,
  fixed rate............    11,568   9.41%    6.39%    10,225   8.21%    6.44%     5,051   4.16%    6.39%
 60 months--Fixed-term,
  fixed rate............    18,300  14.88%    5.67%    20,062  16.11%    5.80%    22,759  18.72%    5.67%
 24 months--Fixed-term,
  variable-rate.........       631   0.51%    5.50%       904   0.73%    5.50%       835   0.69%    5.50%
 5-20 years--Fixed-term,
  fixed rate (Guaranteed
  Account)..............       115   0.09%    8.93%       107   0.09%    8.91%       101   0.08%    8.93%
 1-60 months--Negotiated
  rate..................     2,718   2.21%    6.20%     3,428   2.75%    5.96%     2,935   2.41%    6.20%
Retirement Account
 (IRAs):
 12 months--Fixed-term,
  fixed-rate............       962   0.78%    5.00%     1,037   0.83%    5.00%     1,181   0.97%    5.00%
 24 months--Fixed-term,
  fixed-rate............       942   0.77%    5.53%       809   0.65%    5.53%       734   0.60%    5.53%
 36 months--Fixed-term,
  fixed-rate............       755   0.61%    5.44%       940   0.75%    4.89%       949   0.78%    5.44%
 48 months--Fixed-term,
  fixed-rate............    10,260   8.34%    6.59%     8,563   6.88%    6.74%     4,677   3.85%    6.59%
 60 months--Fixed-term,
  fixed-rate............     7,710   6.27%    5.87%     9,293   7.46%    6.08%    12,329  10.14%    5.87%
 120 months--Fixed-term,
  fixed-rate............       370   0.30%   10.00%       346   0.28%   10.00%       326   0.27%   10.00%
 24 months--Fixed-term,
  variable-rate.........       252   0.20%    5.50%       187   0.15%    5.50%       260   0.21%    5.50%
                          --------  ------           --------  ------           --------  ------
                          $122,983  100.0%           $124,515  100.0%           $121,560  100.0%
                          ========  ======           ========  ======           ========  ======

  The following table indicates the amount of the Association's jumbo certificates of deposit by time remaining until maturity as of March 31, 1997. Jumbo certificates of deposit require minimum deposits of $100,000 and have negotiable rates.

        MATURITY PERIOD                                 CERTIFICATES OF DEPOSIT
        ---------------                                 -----------------------
                                                        (DOLLARS IN THOUSANDS)
     Three months or less..............................         $  200
     Three through six months..........................            340
     Six through twelve months.........................          1,313
     Over twelve months................................            865
                                                                ------
       Total...........................................         $2,718
                                                                ======

DEPOSIT FLOW

  The following table sets forth the balances of savings deposit in the various types of savings accounts offered by the Association at the dates indicated.

                                                              AT MARCH 31,
                         --------------------------------------------------------------------------------------
                                     1997                         1996                         1995
                         ---------------------------- ---------------------------- ----------------------------
                                  PERCENT   INCREASE           PERCENT   INCREASE           PERCENT   INCREASE
                          AMOUNT  OF TOTAL (DECREASE)  AMOUNT  OF TOTAL (DECREASE)  AMOUNT  OF TOTAL (DECREASE)
                         -------- -------- ---------- -------- -------- ---------- -------- -------- ----------
                                                         (DOLLARS IN THOUSANDS)
Non-interest-bearing
 deposits............... $  4,993   4.06%   $ 1,170   $  3,823   3.07%    $1,186   $  2,637   2.18%   $   (605)
NOW checking............    7,170   5.83%       180      6,990   5.61%      (532)     7,522   6.19%       (416)
Regular savings
 accounts...............   21,577  17.55%      (254)    21,831  17.54%    (2,047)    23,878  19.64%     (3,930)
Money market deposits...    6,135   4.99%      (417)     6,552   5.26%    (1,226)     7,778   6.40%     (4,149)
Fixed-rate
 certificates...........   82,225  66.86%    (2,002)    84,227  67.64%     5,577     78,650  64.69%     (2,494)
Variable-rate
 certificates...........      883    .71%      (209)     1,092    .88%        (3)     1,095    .90%        310
                         --------  ------   -------   -------- -------    ------   -------- -------   --------
 Total.................. $122,983  100.0%   $(1,532)  $124,515 100.00%    $2,955   $121,560 100.00%   $(11,284)
                         ========  ======   =======   ======== =======    ======   ======== =======   ========

CERTIFICATES OF DEPOSIT BY RATES

  The following table sets forth the certificates of deposits classified by rates as of the dates indicated.

                                      AT MARCH 31,
                                 -----------------------
                                  1997    1996    1995
                                 ------- ------- -------
                                 (DOLLARS IN THOUSANDS)
   Less than 3.00%.............. $     8 $    19 $    20
   3.00% to 3.99%...............     251   1,344   7,550
   4.00% to 4.99%...............   3,925   6,553  16,456
   5.00% to 5.99%...............  49,200  43,120  23,705
   6.00% to 6.99%...............  17,083  19,200  13,661
   7.00% to 7.99%...............  12,155  14,630  14,947
   8.00% and greater............     486     453   3,406
                                 ------- ------- -------
     Total...................... $83,108 $85,319 $79,745
                                 ======= ======= =======

  Certificate of deposit accounts at March 31, 1997, 1996 and 1995 are scheduled to mature as indicated in the following table.

                                   1997                     1996                     1995
                         ------------------------ ------------------------ ------------------------
                         AMOUNT  PERCENT OF TOTAL AMOUNT  PERCENT OF TOTAL AMOUNT  PERCENT OF TOTAL
                         ------- ---------------- ------- ---------------- ------- ----------------
                                                   (DOLLARS IN THOUSANDS)
Within one year......... $36,335       43.7%      $32,402       38.0%      $29,401       36.9%
Second year.............  22,832       27.5%       16,287       19.1%       12,015       15.1%
Third year..............  16,693       20.1%       18,727       21.9%       12,472       15.6%
Fourth year.............   4,949        6.0%       15,464       18.1%       18,444       23.1%
Thereafter..............   2,299        2.7%        2,439        2.9%        7,413        9.3%
                         -------      ------      -------      ------      -------      ------
  Total................. $83,108      100.0%      $85,319      100.0%      $79,745      100.0%
                         =======      ======      =======      ======      =======      ======

  The following table sets forth the savings activities of the Association for the periods indicated.

                                        FOR THE FISCAL YEAR ENDED MARCH 31,
                                        -------------------------------------
                                           1997         1996         1995
                                        -----------  -----------  -----------
                                              (DOLLARS IN THOUSANDS)
   Beginning balance................... $   124,515  $   121,560  $   132,844
   Net decrease before interest
    credited...........................      (5,811)      (1,331)     (15,209)
   Interest credited...................       4,279        4,286        3,925
                                        -----------  -----------  -----------
   Ending balance...................... $   122,983  $   124,515  $   121,560
                                        ===========  ===========  ===========

BORROWINGS

  While deposits are the primary source of funds for the Association, advances from the FHLB of Des Moines are necessary periodically to supplement the funds required for operations. At March 31, 1997, the Association had $63.0 million in FHLB of Des Moines advances outstanding. During fiscal year 1997, the Association utilized FHLB advances to offset deposit outflows to provide for increased originations of portfolio loans and increased investment in securities.

  EMC maintains a custodial borrowing relationship at an unaffiliated bank secured by investment securities with an amortized cost and a market value of approximately $4.0 million at March 31, 1997. At March 31, 1997, there was $1.1 million outstanding on this note payable.

  Concurrent with the Mutual Holding Company Reorganization, the Association established the ESOP. The ESOP initially borrowed $266,000 to finance the acquisition of stock to be held in trust for future allocations to eligible participants. At March 31, 1997, there was $136,000 outstanding on this note payable. The debt of the ESOP is guaranteed by the Association and is reflected as a liability in the consolidated balance sheet at March 31, 1997.

  The following table sets forth certain information regarding borrowings by the Association at the end of and during the periods indicated.

                                                             AT
                                              AND FOR THE YEAR ENDED MARCH 31,
                                              --------------------------------
                                                 1997       1996       1995
                                              ---------- ---------- ----------
                                                   (DOLLARS IN THOUSANDS)
Weighted average rate paid on:
  FHLB of Des Moines borrowings..............      5.34%      5.52%      6.28%
  Note payable to bank.......................      2.25%      2.25%      2.25%
  ESOP debt..................................      9.50%      9.25%     10.00%
Maximum amount of borrowings outstanding at
 any month-end:
  FHLB of Des Moines borrowings..............    $67,000    $62,000    $28,000
  Note payable to bank.......................      4,000      3,000      3,000
  ESOP debt..................................        158        193        220
Approximate average borrowings outstanding
 with respect to:
  FHLB of Des Moines borrowings..............    $61,917    $46,000    $14,417
  Note payable to bank.......................      2,259      2,194      2,109
  ESOP debt..................................        150        180        211
Approximate weighted average rate paid on:
  FHLB of Des Moines borrowings..............      5.46%      5.96%      5.14%
  Note payable to bank.......................      2.25%      2.25%      2.25%
  ESOP debt..................................      9.25%      9.73%      8.96%

COMPETITION

  The Association has been, and intends to continue to be, a community-oriented financial institution offering a wide variety of financial services to meet the needs of the communities it serves. The Association is headquartered in St. Louis, Missouri. It currently operates out of eight full and limited service offices in the St. Louis area.

  The Association faces intense competition both in making loans and in attracting deposits. The St. Louis area has a large number of financial institutions, many of which have greater financial resources, name recognition and market presence than the Association, and all of which are competitors of the Association to varying degrees. Particularly intense competition exists for deposits and in all of the lending activities engaged in by the Association.

  The Association's competition for loans comes principally from national, regional and local mortgage-banking companies, commercial banks, other savings and loan associations, savings banks, insurance companies, finance companies and credit unions. Thus, no assurances can be made that the Association will be able to maintain its current level of such loans. The Association competes for loans principally through EMC. Competition is based on a combination of interest rates and loan fees charged in addition to the availability of special issues such as the Affordable Housing Program. The efficiency and quality of the service provided also plays a significant role in the Association's competitive position.

  The Association's most direct competition for deposits historically has come from other savings and loan associations, commercial banks, savings banks and credit unions. In addition, the Association faces increasing competition for deposits from non-bank institutions such as brokerage firms and insurance companies in such areas as money market funds, other mutual funds (such as corporate and government securities funds) and annuities. The Association competes for deposits by offering customers a variety of savings accounts, checking accounts, certificates of deposit, and a responsive, customer-oriented staff, as well as convenient access to the Association by 24-Hour Teller Machines or personal appointment.

  Trends toward the consolidation of the banking industry and the lifting of interstate banking and branching restrictions may make it more difficult for smaller institutions, such as the Association, to compete effectively with large, national and regional banking institutions.

  Smaller institutions such as the Association will be forced to either compete with larger institutions on pricing of products and services, or to identify and operate in a "niche" that will allow for operating margins to be maintained at profitable levels. As a locally-based financial institution, the Association's strategy has been to position itself as a community-oriented financial institution that provides high quality products and services to meet the retail banking needs of its local customer base. This strategy is designed to identify a niche in the Association's market where it can effectively compete against much larger institutions.

SUBSIDIARY ACTIVITIES AND JOINT VENTURES

  The Association has two wholly owned subsidiaries, EMC and ECC. ECC operates a full-service insurance agency under the name Equality Insurance Agency ("EIA") and owns several income-producing properties and participates in a real estate joint venture. EIA provides a full array of insurance products, including property and casualty, automobile, health and life insurance, and, to a much lesser degree, commercial fire and casualty insurance. EIA also offers annuities and operates Flood Information Specialists, which issues flood plain certificates. These certificates are required by all mortgage loan lenders and is a requirement for selling a loan in the secondary market.

  In 1986, ECC purchased a 14-unit complex located in south St. Louis near Hampton Village. The property produces a stable income stream. At March 31, 1997, the property had a net book value of $233,000.

  ECC has a 50% interest in a real estate joint venture, WC Joint Venture. WC Joint Venture owns two properties in St. Louis County, Missouri. Tenants at the properties include DDA, Suburban Journal, IBT, Inc. and Airport Bowl.

  ECC owns 100% of the outstanding capital stock of Dutch Town Development Co., a Missouri corporation ("Dutch Town"). Dutch Town has been inactive for the past four years and holds no material assets.

  The Association is required to deduct from capital a certain percentage of its investment in ECC because ECC is considered a "nonincludable" subsidiary as a result of its real estate investment activities. The Association intends to continue to divest itself of various properties in an orderly and prudent manner, taking advantage of more favorable economic conditions.

PROPERTIES

  The Association conducts its business through three full-service offices. The Association's main office is located at 4131 South Grand Boulevard, St. Louis, Missouri. The Association owns its main office and South County Branch in fee and they are unencumbered.

                                    OWNED              NET     LEASE
                              YEAR    OR     TOTAL     BOOK  EXPIRATION SQUARE
         LOCATION            OPENED LEASED INVESTMENT VALUE     DATE    FOOTAGE
         --------            ------ ------ ---------- ------ ---------- -------
                                           (DOLLARS IN THOUSANDS)
MAIN OFFICE:
4131 South Grand Boulevard    1944   Owned   $2,274   $1,269     --     21,740
St. Louis, Missouri 63118
BRANCHES:
Yorkshire Branch              1957  Leased       60      --     1997     2,928
1281 South Laclede Station
Road
Webster Groves, Missouri
63119
South County Branch           1987   Owned    1,528    1,264     --      4,545
5400 South Lindbergh
Boulevard
St. Louis, Missouri 63123
LOAN OFFICES:
Florissant Loan Office        1992  Leased       20       10    1998     1,306
2620 North Lindbergh
Florissant, Missouri 63033
West County Loan Office       1993  Leased        3        2    1999     1,200
14334 South Outer Forty
Chesterfield, Missouri
63017
O'Fallon Loan Office          1994  Leased      --       --     1997       300
2017 Highway K
O'Fallon, Missouri 63366
Crestwood Loan Office         1996  Leased      --       --     1997       500
9920 Watson Road, Suite 207
Crestwood, Missouri 63126
Chesterfield Loan Office      1996  Leased      --       --     1997       500
361 Chesterfield Center
Chesterfield, Missouri
63017

  In May 1997, the Association purchased a building in Arnold, Missouri (which is in Jefferson County and adjacent to St. Louis County) that the Association is remodeling as a full-service branch office. The Association expects this office to be completed by the summer of 1998. In addition, the Association is relocating a store-front branch office several blocks and concurrently converting it into a branch office with a drive-up facility; the relocation is expected to be completed in September 1997. With the exception of the foregoing, the Association believes that its current facilities are adequate to meet the present and foreseeable needs of the Association and the Holding Company.

  The net book value of the Association's investment in office properties and equipment totaled $2.9 million at March 31, 1997.

  The Association uses an outside data processing firm to process customer records and monetary transactions, post deposit and general ledger entries, and record activity in installment lending. EMC uses a second outside data processing firm to process loan servicing and loan originations.

PERSONNEL

  As of March 31, 1997, the Association, including subsidiaries, had 76 full-time employees and 24 part-time employees. The employees are not represented by a union or collective bargaining unit. The Association believes its relationship with its employees are good.

LEGAL PROCEEDINGS

  The Association is, from time to time, a party to legal proceedings arising in the ordinary course of its business, including legal proceedings to enforce its rights against borrowers. The Association is not currently a party to any legal proceedings which could reasonably be expected to have a material adverse effect on the financial condition or operations of the Association.

                          REGULATION AND SUPERVISION

GENERAL

  The Association is chartered under federal law by the OTS. It is a member of the FHLB System, and its deposit accounts are insured up to legal limits by the FDIC under the SAIF. The OTS is charged with overseeing and regulating the Association's activities and monitoring its financial condition. This regulatory framework sets parameters for the Association's activities and operations and grants the OTS extensive discretion with regard to its supervisory and enforcement powers and examination policies. The Association files periodic reports with the OTS concerning its activities and financial condition, must obtain OTS approval prior to entering into certain transactions or initiating new activities, and is subject to periodic examination by the OTS to evaluate the Association's compliance with various regulatory requirements.

  The Holding Company will be a savings and loan holding company and, like the Association, will be subject to regulation by the OTS. As part of this regulation, the Holding Company will be required to file certain reports with, and will be subject to periodic examination by, the OTS.

RECENT LEGISLATIVE AND REGULATORY DEVELOPMENTS

  Since late in 1996, several new laws and regulations were adopted that affect savings associations like the Association.

  Deposit Insurance Reform Legislation. The SAIF and the Bank Insurance Fund (the "BIF") were required by law to achieve and maintain a ratio of insurance reserves to total insured deposits equal to 1.25%. The BIF reached this required reserve ratio during 1995, while some predictions indicated the SAIF would not reach this target until the year 2002. The SAIF had not grown as quickly as the BIF for many reasons, but in large part because almost half of SAIF premiums had to be used to retire bonds issued by the Financing Corporation ("FICO Bonds") in the late 1980's to recapitalize the Federal Savings and Loan Insurance Corporation.

  Until 1995, the SAIF and BIF deposit insurance premium rate schedules had been identical. But in mid-1995, the FDIC issued final rules modifying its assessment rate schedules for SAIF and BIF member institutions. Under the revised schedule, SAIF members continued to pay assessments ranging from $0.23 to $0.31 per $100 of deposits, while BIF members paid assessments ranging from zero to $0.27 per $100 of deposits. But the majority of BIF members paid only the $2,000 minimum annual premium. Thrift industry representatives argued that this significant premium differential caused savings associations to operate at a competitive disadvantage to their BIF-insured bank counterparts.

  On September 30, 1996, President Clinton signed the Deposit Insurance Funds Act of 1996 ("DIFA") that was part of the omnibus spending bill enacted by Congress at the end of its 1996 session. DIFA mandated that the FDIC impose a special assessment on the SAIF-assessable deposits of each insured depository institution at a rate applicable to all such institutions that the FDIC determined would cause the SAIF to achieve its designated reserve ratio of 1.25% as of October 1, 1996. The assessment was based on the amount of SAIF-insured deposits owned by each institution as of March 31, 1995, the record date established in the original drafts of the legislation. DIFA allowed the FDIC to exempt any insured institution that it determined to be weak from paying the special assessment if the FDIC determined that the exemption would reduce the risk to the SAIF.

  DIFA provides that the FDIC may not set semiannual assessments with respect to SAIF or BIF in excess of the amount needed to maintain the 1.25% designated reserve ratio or, if the reserve ratio is less than the designated reserve ratio, to increase the reserve ratio to the designated reserve ratio.

  On October 10, 1996, the FDIC adopted a final rule governing the payment of the SAIF special assessment. The FDIC imposed a special assessment in the amount of 65.7 basis points, which is less than the 85-95 basis points estimated during the early stages of the law's enactment in 1995. The SAIF special assessment was due by November 27, 1996. The Association's portion of this special assessment amounted to $789,000 on a pre-tax basis. The Association accrued this amount during its fiscal second quarter ended September 30, 1996. Payment was made in November 1996. DIFA also confirmed that the special assessment is tax deductible.

  In response to the recapitalization of the SAIF, the FDIC announced on December 11, 1996 that deposit insurance rates for most savings associations insured under the SAIF would be lowered to zero effective January 1, 1997. BIF-insured institutions would also no longer have to pay the $2,000 minimum for deposit insurance, thereby equalizing deposit premiums for savings associations and banks.

  Merger of SAIF and BIF. DIFA mandates the merger of the SAIF and BIF, effective January 1, 1999, but only if no insured depository institution is a savings association on that date. The combined deposit insurance fund will be called the "Deposit Insurance Fund," or "DIF."

  FICO Bond Payments. Before DIFA, federal regulators and thrift industry trade groups were predicting that a default would occur on the FICO Bonds as early as 1998, as SAIF-assessable deposits continued to decline. DIFA amends The Federal Home Loan Bank Act to impose the FICO assessment against both SAIF and BIF deposits beginning after December 31, 1996. But the assessment imposed on insured depository institutions with respect to any BIF-assessable deposit will be assessed at a rate equal to one-fifth of the rate (approximately 1.3 basis points) of the assessments imposed on insured depository institutions with respect to any SAIF-assessable deposit (approximately 6.7 basis points). The FICO assessment for 1996 was paid entirely by SAIF-insured institutions. BIF-insured banks will pay the same FICO assessment as SAIF-insured institutions beginning as of the earlier of December 31, 1999 or the date as of which the last savings association ceases to exist.

  Deposit Shifting. DIFA provides that until the earlier of December 31, 1999 or the date as of which the last savings association ceases to exist, the Office of the Comptroller of the Currency (the "OCC"), the FDIC, the Federal Reserve Board, and the OTS will take appropriate actions, including enforcement actions and denial of applications, to prevent insured depository institutions from facilitating or encouraging the shifting of deposits from SAIF-assessable deposits to BIF-assessable deposits for the purpose of evading the assessments imposed on insured depository institutions with respect to SAIF-assessable deposits.

  Bad Debt Recapture. The Small Business Job Protection Act of 1996, signed by President Clinton on August 20, 1996, removed a significant tax obstacle for savings associations that desire to become commercial banks. It also eliminated a potential impediment to business combinations between banks and thrifts and the creation of a new depository institution charter.

  Before this new law, savings associations that converted to commercial banks had to change their method of accounting for bad debt reserves, which forced a recapture of the savings association's untaxed bad debt reserves into taxable income. Under prior law, savings associations were allowed to use the reserve method for establishing bad debt reserves. This meant in recent years they could deduct up to 8% of their taxable income each year as a charge for bad debts, regardless of their actual loan loss experience. Since the 1950's, this deduction has steadily declined from its initial rate of 100%. These annual deductions resulted in significant tax savings for savings associations and an accumulation by savings associations of untaxed income.

  Under the new law, a savings association's base-year reserves established before 1988 will not be taxed should it convert to a commercial bank. But reserves created after 1987 would be recaptured into taxable income ratably over six years (beginning with the first tax year after December 31, 1995) whether or not a savings association converts to a commercial bank. Recapture of post-1987 reserves may be deferred until after January 1, 1998 if the savings association maintains a high level of residential loan originations. In the future, all savings associations must account for bad debts under tax rules applicable to commercial banks.

  Relaxation of the Qualified Thrift Lender Test. In September 1996, the Economic Growth and Regulatory Paperwork Reduction Act of 1996 became law (the "Economic Growth Act of 1996"). In the past, savings associations were required to satisfy a qualified thrift lender test ("QTL" test) by maintaining 65% of their portfolio assets (defined as all assets minus intangible assets, property used by the association in conducting its business and liquid assets equal to 20% of total assets) in certain "qualified thrift investments" (primarily residential mortgages and related investments, including certain mortgage- backed securities) on a monthly basis in nine out of every twelve months.

  The Economic Growth Act of 1996 liberalized the QTL test for savings associations by permitting them to satisfy a similar-but-different 60% asset test under the Internal Revenue Code. Alternatively, savings associations may meet the QTL test by satisfying a more liberal 65% asset test that allows an institution to include small business, credit card and education loans as qualified investments for purposes of the test. Furthermore, consumer loans now count as qualified thrift investments up to 20% of portfolio assets. On April 3, 1997, OTS issued a final rule that implements provisions of the Economic Growth Act of 1996, including the amended QTL test.

  Increased Commercial and Consumer Lending Authority. Before the Economic Growth Act of 1996, federal savings associations were able to lend up to 10% of their assets in commercial business loans (i.e., secured or unsecured loans for commercial, corporate, business, or agricultural purposes) and, subject to OTS approval for a higher amount, up to 400% of their capital in commercial real estate loans. In addition, federal savings associations were permitted to make consumer loans (i.e., loans for personal, family or household purposes) in an amount not to exceed 35% of their assets.

  The Economic Growth Act of 1996 amended the commercial-lending-asset limit by increasing the ceiling from 10% to 20%, but provides that amounts in excess of 10% may be used only for small business loans. Moreover, the new law exempts credit card and educational loans from any percentage of asset limitations applicable to consumer loans. The final rule issued by the OTS that became effective on April 3, 1997, defines a "small business loan" as one which meets the Small Business Administration size eligibility standards or, alternatively, a loan in the amount of $1 million or less. This definition also applies for purposes of the new QTL test.

  Effective October 30, 1996, the OTS (as part of its regulatory streamlining project) amended its lending regulations for federal savings associations to remove the requirement that commercial loans made at the service corporation level be aggregated with the 10% of assets limit on commercial lending.

  Charter Overhaul. Proposals to eliminate the savings association charter have been considered by the U.S. Congress several times in recent years. DIFA mandates that the Secretary of the Treasury conduct a study of all issues which the Secretary considers to be relevant with respect to the development of a common charter for all insured depository institutions and the abolition of separate and distinct charters between banks and savings associations.

  The Secretary of the Treasury was required to submit a report to the Congress on or before March 31, 1997, containing the findings and conclusions of the Secretary in connection with this study. The report needed to include a detailed analysis of each issue the Secretary considers relevant to the subject of the study, recommendations of the Secretary with regard to the establishment of a common charter for insured depository institutions and such recommendations for legislative and administrative action as the Secretary determines to be appropriate to implement the recommendations of the Secretary. See "--Recent Legislative and Regulatory Developments-- Modernization of Financial Services Industry."

  Regulatory Relief for Thrifts and Banks. The Economic Growth Act of 1996 included dozens of changes to financial institution laws granting regulatory relief to financial institutions (including savings associations) and simplifying and streamlining the regulatory application process with respect to certain transactions. Many existing laws were affected by the new legislation, including the Truth in Lending Act (the "TILA"), the Real Estate Settlement Procedures Act, the Truth in Savings Act, the Fair Credit Reporting Act, the Home Mortgage Disclosure Act and Fair Lending, among others. In particular, the new law expands the definition of a small depository institution that qualifies for an extended examination cycle (18 rather than 12 months) to include institutions with assets of $250 million (as opposed to the former $175 million asset threshold).

  Environmental Liability Reform. On September 30, 1996, President Clinton signed into law amendments to the Comprehensive Environmental Response Compensation and Liability Act ("CERCLA"). These amendments provide relief for lenders in connection with their liability for environmental contamination in making and administering loans.

  Overhaul of Thrift Conflict of Interest, Corporate Opportunity and Corporate Governance Rules. For several years the OTS has been engaged in an extensive review of its regulations to identify regulations that are obsolete and areas where regulatory streamlining is appropriate. This review has culminated in several substantial revisions to OTS regulations. In 1996, the OTS issued final regulations streamlining its regulations in the areas of lending and investment authority, corporate governance, subsidiaries and equity investments and conflicts of interest, among others. As a result of this project, many OTS regulations have been removed to the OTS Thrift Activities Handbook.

  New Thrift Subsidiary and Equity Investment Rules. On December 18, 1996, the OTS issued a final rule updating and streamlining its regulations governing subsidiary and equity investments. The regulation recasts operating subsidiaries and service corporations as "subordinate organizations," revises the list of permissible activities for service corporations, confirms federal preemption of state law regarding the activities of operating subsidiaries and clarifies the application process for establishing subordinate organizations. The new rule also codifies the authority of a federal savings association to invest in certain pass-through investments, such as limited partnerships and mutual funds.

  Modernization of Financial Services Industry. On May 21, 1997, the Clinton Administration announced a plan to modernize the financial services industry. The proposal, among other things, addresses the ongoing debate concerning mixing banking and commerce, elimination of the savings association charter and the merger of the SAIF and BIF. Under the proposal, companies that own banks (bank holding companies) and meet certain qualifications would--subject to certain safeguards--be permitted to engage in any financial activity, including the full range of securities activities, insurance activities, investment advisory activities and mutual fund sponsorship and merchant banking. Likewise, financial companies could own banks.


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  Regarding financial activities of insured depository institutions and their subsidiaries, the proposal provides that national banks (and state banks to the extent permitted by state law) would be authorized, subject to certain safeguards, to conduct any financial activity through subsidiaries (except that national bank subsidiaries would not be authorized to engage in real estate development). National banks would be permitted to engage in the full scope of activities that have previously been permissible for national banks or federally chartered savings associations (except engaging in the real estate development). Moreover, national banks (and state banks to the extent permitted by state law) would be permitted to act as general agents for the sale of insurance, but would be prohibited from engaging directly in insurance underwriting other than what is currently permissible (for instance, credit-related insurance). Additionally, national banks (and state banks to the extent permitted by state law) would be permitted to underwrite and deal in municipal revenue bonds in addition to other securities activities currently permissible in the bank.

  The Clinton Administration's proposal also addressed affiliations between banking organizations and non-financial companies. The proposal recommended two alternative approaches--the "basket" approach and the "financial-only" approach. Under the basket approach, bank holding companies that derive some significant percentage (as specified by the U.S. Congress) of their gross revenues in the U.S. from financial activities could derive the remainder of their revenues from non-financial activities. In addition to the basket limitation, the proposal suggested prohibiting any affiliation between a bank holding company and a non-financial firm having assets in excess of a specified amount (calculated to approximate the 1,000 largest non-financial companies). Moreover, banks would be prohibited from extending any credit to, or for the benefit of, any non-financial affiliate.

  Under the basket approach, the federal savings association charter would be eliminated after two years (thereby requiring all federal thrifts to convert to bank charters), and existing unitary thrift holding companies (which presently have no activity restrictions) would be given a grandfather exemption from the "basket" test (terminable upon a change of control). All remaining state-chartered thrifts would be treated as banks for federal bank regulatory purposes. The OTS and the OCC would be merged at the end of the two-year-conversion period and the SAIF and BIF would be merged. The Federal Reserve Board, however, would continue to approve the formation of, and to supervise and regulate all bank holding companies.

  Under the financial-only approach, bank holding companies would not be permitted to engage in any non-financial activities. But the existing federal savings association charter would be preserved, and thrift holding companies would retain their current authority to engage in any lawful activity. Furthermore, the OTS and OCC would be kept in tact, but the SAIF and BIF would be merged.

  The Administration's proposal also sets forth capital protections and other safeguards associated with the new activities contemplated for banks. In order for a bank holding company or a subsidiary of a bank to engage as a principal in activities not permissible for a national bank to engage in directly, the bank would have to remain "well capitalized"--that is, to be in the highest regulatory capital category, with regulatory capital exceeding normal requirements--and it would have to deduct from its regulatory capital the entire amount of its equity investment in a subsidiary engaged in such activities. The bank also would have to be well-managed.

  On June 20, 1997, the House Committee on Banking and Financial Services of the U.S. House of Representatives passed H.R. 10 (the "Act"), the "Financial Services Competition Act of 1997," by a vote of 28 to 26. Like the proposal announced by the Clinton Administration on May 2, 1997, H.R. 10 is a sweeping proposal for financial modernization of the banking system that would permit affiliations between commercial banks, securities firms, insurance companies and, subject to certain limitations, other commercial enterprises. The stated purposes of the Act are to enhance consumer choice in the financial services marketplace, level the playing field among providers of financial services, and increase competition. The Act has been sent to the House Commerce Committee, which has jurisdiction over insurance and securities and is expected to vote on the bill in mid-September 1997. If approved, it would then be sent to the full House for consideration. The Senate also would need to approve the Act before it would be sent to the President for his signature.

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

  H.R. 10 removes the restrictions contained in the Glass-Steagall Act of 1933 and the Bank Holding Company Act of 1956, thereby allowing qualified financial holding companies to control banks, securities firms, insurance companies, and other financial firms. Conversely, securities firms, insurance companies and financial firms would be allowed to own or affiliate with a commercial bank. The Act also provides that subsidiaries of national banks may engage in financial activities not allowed in the bank itself (except real estate investment and development, merchant banking and insurance underwriting), but only if the bank and all of its depository institutions are well capitalized and well managed and have achieved a "satisfactory" rating under the Community Reinvestment Act.

  Under the new framework, the Federal Reserve would serve as an umbrella regulator to oversee the new financial holding company structure. Securities affiliates would be required to comply with all applicable federal securities laws, including registration and other requirements applicable to broker-dealers. The Act also would provide that insurance affiliates be subject to applicable state insurance regulation and supervision.

  With respect to the thrift industry, H.R. 10 would eliminate the federal savings association charter by requiring all federal thrifts to convert to national banks or state-chartered savings associations within two years after the date of the Act's adoption. State-chartered savings associations would be treated as commercial banks for purposes of federal banking law. After conversion, the new institution would be permitted to retain its existing investments, affiliations and branches. In addition, the Act would merge the OTS with the OCC, and merge the SAIF and BIF. Unitary savings and loan holding companies could maintain their affiliations with nonfinancial enterprises and engage in all currently permissible activities. There can be no assurance that legislation will be enacted that modernizes the financial services industry, or if enacted, what form such legislation might take.

FEDERAL SAVINGS ASSOCIATION REGULATION

  Business Activities. The activities of savings associations are governed by the Home Owners' Loan Act, as amended (the "HOLA"), and, in certain respects, the Federal Deposit Insurance Act (the "FDI Act"). The HOLA and the FDI Act were amended by the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") and the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"). FIRREA was enacted for the purpose of resolving problem savings associations, establishing a new thrift insurance fund, reorganizing the regulatory structure applicable to savings associations, and imposing bank-like standards on savings associations. FDICIA, among other things, requires that federal banking regulators intervene promptly when a depository institution experiences financial difficulties, mandates the establishment of a risk-based deposit insurance assessment system and requires imposition of numerous additional safety and soundness operational standards and restrictions. FIRREA and FDICIA both contain provisions affecting numerous aspects of the operations and regulations of federally-insured savings associations and empowers the OTS and the FDIC, among other agencies, to promulgate regulations implementing its provisions.

  Branching. A federally-chartered savings association, like the Association, can establish branches in any state or states in the United States and its territories, subject to a few exceptions. The exercise by the OTS of its authority to permit interstate branching by federal savings associations is preemptive of any state law purporting to address the subject of branching by a federal savings association.

  Loans to One Borrower. Under HOLA, savings associations are generally subject to the national bank limits regarding loans to one borrower. Generally, savings associations may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of the association's unimpaired capital and surplus, where the borrowing is not fully secured by readily-marketable collateral. An additional amount may be lent, equal to 10% of the association's unimpaired capital and surplus, if such additional borrowing is secured by readily-marketable collateral at least equal to the amount of such additional funds. At March 31, 1997, the Association had no outstanding loans or commitments that exceeded the loans to one borrower limit at the time made or committed.

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  Brokered Deposits. Well-capitalized savings associations that are not troubled are not subject to brokered deposit limitations. Adequately-capitalized associations are able to accept, renew or roll over brokered deposits but only (i) with a waiver from the FDIC and (ii) subject to the limitation that they do not pay an effective yield on any such deposit that exceeds by more than (a) 75 basis points the effective yield paid on deposits of comparable size and maturity in such association's normal market area for deposits accepted in its normal market area or (b) 120 basis points of the current yield on similar maturity U.S. Treasury obligations or, in the case of any deposit at least half of which is uninsured, 130% of such Treasury yield. Undercapitalized associations are not permitted to accept brokered deposits and may not solicit deposits by offering an effective yield that exceeds by more than 75 basis points the prevailing effective yields on insured deposits of comparable maturity in the association's normal market area or in the market area in which such deposits are being solicited. The Association is not presently soliciting brokered deposits.

  Enforcement. Under the FDI Act, the OTS has primary enforcement responsibility over savings associations and has the authority to bring enforcement action against all "institution-related parties," including stockholders, and any attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on an insured association. Civil penalties cover a wide range of violations and actions. Criminal penalties for most financial association crimes include fines and imprisonment. In addition, regulators have substantial discretion to impose enforcement action on an association that fails to comply with its regulatory requirements, particularly with respect to amounts of capital. Possible enforcement action ranges from requiring the preparation of a capital plan or imposition of a capital directive to receivership, conservatorship or the termination of deposit insurance. Under the FDI Act, the FDIC has the authority to recommend to the Director of OTS enforcement action be taken with respect to a particular savings association. If action is not taken by the Director, the FDIC has authority to take enforcement action under certain circumstances.

  Assessments. Savings associations are required by OTS regulation to pay assessments to the OTS to fund the operations of the OTS. The general assessment paid on a semi-annual basis is computed based upon the savings association's total assets, including consolidated subsidiaries, as reported in the association's latest quarterly thrift financial report.

  Federal Home Loan Bank System. The Association is a member of the FHLB System, which consists of 12 regional FHLB's. The FHLB provides a central credit facility primarily for member associations. The Association, as a member of the FHLB-Des Moines, is required to acquire and hold shares of capital stock in that FHLB in an amount at least equal to 1% of the aggregate principal amount of its unpaid residential mortgage loans and similar obligations at the beginning of each year, or 1/20 of its advances (borrowings) from the FHLB-Des Moines, whichever is greater. The Association is in compliance with this requirement, with an investment in FHLB-Des Moines stock at March 31, 1997, of $3.4 million. FHLB advances must be secured by specified types of collateral and may be obtained only for the purpose of purchasing or funding new residential housing finance assets.

  OTS Capital Requirements. The OTS capital regulations require savings associations to meet three capital standards: a 1.5% tangible capital standard, a 3% leverage ratio (or core capital ratio) and an 8% risk-based capital standard.

  Tangible capital is defined as common stockholders' equity (including retained earnings), noncumulative perpetual preferred stock and related earnings, certain nonwithdrawable accounts and pledged deposits of mutual savings associations, and minority interests in equity accounts of fully consolidated subsidiaries, less intangible assets (other than certain mortgage servicing rights) and certain equity and debt investments in nonqualifying subsidiaries (as hereinafter defined).

  Core capital is defined as common stockholders' equity (including retained earnings), certain noncumulative perpetual preferred stock and related surplus, minority interests in equity accounts of consolidated subsidiaries, certain nonwithdrawable accounts and pledged deposits of mutual savings associations, certain amounts of goodwill resulting from prior regulatory accounting practices, less intangible assets (other than certain mortgage servicing rights) and certain equity and debt investments in nonincludable subsidiaries.

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

  The OTS capital regulation requires that in meeting the leverage ratio, tangible and risk-based capital standards, savings associations must deduct investments in and loans to subsidiaries engaged in activities not permissible for a national bank (a "nonincludable subsidiary"). At March 31, 1997, ECC was considered a nonincludable subsidiary.

  In April 1991, the OTS issued a proposal to amend its regulatory capital regulation to establish a 3% leverage ratio (defined as the ratio of core capital to adjusted total assets) for associations in the strongest financial and managerial condition, with a 1 CAMEL Rating (the highest rating of the OTS for savings associations). For all other associations, the minimum core capital leverage ratio would be 3% plus at least an additional 100 to 200 basis points. In determining the amount of additional capital under the proposal, the OTS would assess both the quality of risk management systems and the level of overall risk in each individual association through the supervisory process on a case-by-case basis. Associations that failed the new leverage ratio would be required to file with the OTS a capital plan that details the steps they would take to reach compliance. If enacted in final form as proposed, management does not believe that the proposed regulation would have a material effect on the Association. Since the date of this proposal, the OTS has amended its regulations to refer to the Uniform Financial Institutions Rating System ("UFIRS") established by the Federal Financial Institutions Examination Council (the "FFIEC") in lieu of the traditional CAMEL rating system. The UFIRS is a supervisory rating system used by the OTS and other agencies represented on the FFIEC to evaluate the soundness of depository institutions on a uniform basis. The agencies have implemented UFIRS through CAMEL ratings, which are a series of five factors for assessing a depository institution--capital adequacy, asset quality, management, earnings and liquidity. Accordingly, where OTS regulations before referred to "CAMEL" ratings, the regulations now refer to UFIRS as it may exist from time to time, or a comparable rating system that the OTS may adopt in lieu of UFIRS. References herein to UFIRS also refer to a comparable rating system that the OTS may adopt in lieu of UFIRS.

  Although the OTS has not adopted this regulation in final form, generally a savings association that has a leverage capital ratio of less than 4% will be deemed to be "undercapitalized" under the OTS prompt corrective action regulations and consequently can be subject to various limitations on activities.

  The OTS' risk-based capital standard requires that savings associations maintain a ratio of total capital (which is defined as core capital and supplementary capital) to risk-weighted assets of 8%. In calculating total capital, a savings association must deduct reciprocal holdings of depository institution capital instruments, all equity investments and that portion of land loans and nonresidential construction loans in excess of 80% loan-to-value ratio and its interest rate risk component (as discussed below), in addition to the assets that must be deducted in calculating core capital. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet assets, are multiplied by a risk-weight of 0% to 100%, as assigned by the OTS capital regulation based on the risks OTS believes are inherent in the type of asset.

  The components of core capital are equivalent to those discussed above under the 3% leverage standard. The components of supplementary capital include cumulative preferred stock, long-term perpetual preferred stock, mutual capital certificates, certain nonwithdrawable accounts and pledged deposits, certain net worth certificates, income capital certificates, certain perpetual subordinated debt, mandatory convertible subordinated debt, certain intermediate-term preferred stock, certain mandatorily redeemable preferred stock and allowance for loan and lease losses (up to 1.25% of risk-weighted assets). Allowance for loan and lease losses includable in supplementary capital is limited to a maximum of 1.25%. Overall, the amount of capital counted toward supplementary capital cannot exceed 100% of core capital. At March 31, 1997, the Association met each of its capital requirements.

  FDICIA required that the OTS (and other federal banking agencies) revise risk-based capital standards, with appropriate transition rules, to ensure that they take account of interest rate risk, concentration of risk and the risks of nontraditional activities.

  The OTS' interest rate risk component became effective on January 1, 1994. Under the rule, savings associations with "above normal" interest rate risk exposure would be subject to a deduction from total capital

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for purposes of calculating their risk-based capital requirements. A savings association's interest rate risk is measured by the decline in the net portfolio value of its assets (i.e., the difference between incoming and outgoing discounted cash flows from assets, liabilities and off-balance sheet contracts) that would result from a hypothetical 200-basis point increase or decrease in market interest rates (except when the three-month Treasury bond equivalent yield falls below 4%, then the decrease would be equal to one-half of that Treasury rate) divided by the estimated economic value of the association's assets, as calculated in accordance with guidelines set forth by the OTS. A savings association whose measured interest rate risk exposure exceeds 2% must deduct an interest rate component in calculating its total capital under the risk-based capital rule. The interest rate risk component is an amount equal to one-half of the difference between the association's measured interest rate risk and 2%, multiplied by the estimated economic value of the association's assets. That dollar amount is deducted from an association's total capital in calculating compliance with its risk-based capital requirement. Savings associations with assets of less than $300 million and risk-based capital ratios in excess of 12% are not subject to the interest rate risk component. The rule also provides that the Director of the OTS may waive or defer an association's interest rate risk component. The OTS has postponed the date that the risk component will first be deducted from an institution's total capital to allow, among other things, the OTS to evaluate the interest rate risk proposals issued by the other banking agencies.

  Liquidity. The Association is required to maintain an average daily balance of liquid assets (e.g., cash, accrued interest on liquid assets, certain time deposits, savings accounts, bankers' acceptances, specified U.S. government, state or federal agency obligations, shares of certain mutual funds and certain corporate debt securities and commercial paper) equal to not less than a specified percentage of the average daily balance of its net withdrawal deposit accounts plus short-term borrowings. This liquidity requirement may be changed from time to time by the OTS to any amount within the range of 4% to 10% depending upon economic conditions and the savings flows of member associations; this requirement is currently 5%. OTS regulations also require each member savings association to maintain an average daily balance of short-term liquid assets at a specified percentage (currently 1%) of the average daily balance of its net withdrawable deposit accounts and borrowings. The OTS may initiate enforcement actions for failure to meet these liquidity requirements. The Association has never been subject to monetary penalties for failure to meet its liquidity requirements.

  On May 14, 1997, the OTS issued a notice of proposed rulemaking to update, simplify, and streamline its liquidity regulation. Under the proposal, the burden of compliance with the liquidity regulation would be decreased by reducing the liquidity base, streamlining the calculations used to measure compliance with the liquidity requirement, reducing the liquidity requirement from 5% of net withdrawable accounts and short-term borrowings to 4%, removing the 1% percent short-term liquidity requirement and expanding the categories of liquid assets that may count toward satisfying the savings association's liquidity requirement. In addition, a general requirement that thrifts maintain a safe and sound level of liquidity would be added to the regulation.

  Insurance of Deposit Accounts. FDICIA required the FDIC to establish a risk-based assessment system for insured depository associations that takes into account the risks attributable to different categories and concentrations of assets and liabilities. Under the rule, the FDIC assigns an association to one of three capital categories consisting of (i) well capitalized, (ii) adequately capitalized or (iii) undercapitalized, and one of three supervisory subcategories. The supervisory subgroup to which an association is assigned is based on a supervisory evaluation provided to the FDIC by the association's primary federal regulator and information which the FDIC determines to be relevant to the association's financial condition and the risk posed to the deposit insurance funds (which may include, if applicable, information provided by the association's state supervisor). An association's assessment rate depends on the capital category and supervisory category to which it is assigned. There are nine assessment risk classifications (i.e., combinations of capital groups and supervisory subgroups) to which different assessment rates are applied. Assessment rates range from zero basis points for an association in the highest category (i.e., well-capitalized and healthy) to 27 basis points for an association in the lowest category (i.e., undercapitalized and of substantial supervisory concern).

  Limitation on Capital Distributions. The OTS regulations impose limitations upon all capital distributions by savings associations, such as cash dividends, payments to repurchase or otherwise acquire its shares, payments

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to shareholders of another association in a cash-out merger and other distributions charged against capital. The regulations establish three tiers of associations. An association that exceeds all fully phased-in capital requirements before and after the proposed capital distribution ("Tier 1 Association") and has not been advised by the OTS that it is in need of more than normal supervision, could, after prior notice but without the approval of the OTS, make capital distributions during a calendar year up to the higher of
(a) 100% of its net income to date during the calendar year plus the amount that would reduce by one-half its "surplus capital ratio" (the excess capital over its fully phased-in capital requirements) at the beginning of the calendar year or (b) 75% of its net reserve over the most recent four-quarter period. Any additional capital distributions would require prior regulatory approval. In computing the association's permissible percentage of capital distributions, previous distributions made during the prior four quarter period must be included. As of March 31, 1997, the Association met the requirements of a Tier 1 Association. In the event the Association's capital fell below its fully phased-in requirement or the OTS notified it that it was in need of more than normal supervision, the Association's ability to make capital distributions could be restricted. In addition, the OTS could prohibit a proposed capital distribution by any association, which would otherwise be permitted by regulation, if the OTS determines that such distribution would constitute an unsafe or unsound practice. Moreover, under the OTS prompt corrective action regulations, the Association would be prohibited from making any capital distribution if, after the distribution, the Association would have, (i) total risk-based capital ratio of less than 8%, (ii) Tier 1 risk-based capital ratio of less than 4%, or (iii) a leverage ratio of less than 4% or has a leverage ratio that is less than 3% if the association is rated composite 1 under the UFIRS rating system in the most recent examination of the association and is not experiencing or anticipating significant growth.

  Community Reinvestment. The OTS, the FDIC, the Federal Reserve Board and the OCC have jointly issued a final rule (the "Final Rule") under the Community Reinvestment Act (the "CRA"). The Final Rule eliminates the existing CRA regulation's 12 assessment factors and substitutes a performance based evaluation system. The Final Rule will be phased in over a period of time and become fully effective by July 1, 1997. Under the Final Rule, an institution's performance in meeting the credit needs of its entire community, including low- and moderate-income areas, as required by the CRA, will generally be evaluated under three tests: the "lending test," the "investment test," and the "service test."

  The lending test analyzes lending performance using five criteria: (i) the number and amount of loans in the institution's assessment area, (ii) the geographic distribution of lending, including the proportion of lending in the assessment area, the dispersion of lending in the assessment area, and the number and amount of loans in low-, moderate-, middle-, and upper-income areas in the assessment area, (iii) borrower characteristics, such as the income level of individual borrowers and the size of businesses or farms, (iv) the number and amount, as well as the complexity and innovativeness of an institution's community development lending and (v) the use of innovative or flexible lending practices in a safe and sound manner to address the credit needs of low- or moderate-income individuals or areas. The investment test analyzes investment performance using four criteria: (i) the dollar amount of qualified investments, (ii) the innovativeness or complexity of qualified investments, (iii) the responsiveness of qualified investments to credit and community development needs, and (iv) the degree to which the qualified investments made by the institution are not routinely provided by private investors. The service test analyzes service performance using six criteria:
(i) the institution's branch distribution among low-, moderate-, middle-, and upper-income areas, (ii) its record of opening and closing branches, particularly in low- and moderate-income areas, (iii) the availability and effectiveness of alternative systems for delivering retail banking services,
(iv) the range of services provided in low-, moderate-, middle- and upper-income areas and extent to which those services are tailored to meet the needs of those areas, (v) the extent to which the institution provides community development services, and (vi) the innovativeness and responsiveness of community development services provided.

  An independent financial institution with assets of less than $250 million, or a financial institution with assets of less than $250 million that is a subsidiary of a holding company with assets of less than $1 billion, will be evaluated under a streamlined assessment method based primarily on its lending record. The streamlined test considers an institution's loan-to-deposit ratio adjusted for seasonal variation and special lending activities, its percentage of loans and other lending related activities in the assessment area, its record of lending to borrowers

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of different income levels and businesses and farms of different sizes, the geographic distribution of its loans, and its record of taking action, if warranted, in response to written complaints. In lieu of being evaluated under the three assessment tests or the streamlined test, a financial institution can adopt a "strategic plan" and elect to be evaluated on the basis of achieving the goals and benchmarks outlined in the strategic plan.

  Transactions with Related Parties. The Association's authority to engage in transactions with related parties or "affiliates," (i.e., any company that controls or is under common control with an association) including the Holding Company and its non-savings-association subsidiaries or to make loans to certain insiders, is limited by Sections 23A and 23B of the Federal Reserve Act ("FRA"). Subsidiaries of a savings association are generally exempted from the definition of "affiliate." Section 23A limits the aggregate amount of transactions with any individual affiliate to 10% of the capital and surplus of the savings association and also limits the aggregate amount of transactions with all affiliates to 20% of the savings association's capital and surplus. Certain transactions with affiliates are required to be secured by collateral in an amount and of a type described in the FRA and the purchase of low quality assets from affiliates is generally prohibited. Section 23B provides that certain transactions with affiliates, including loans and asset purchases, must be on terms and under circumstances, including credit standards, that are substantially the same or at least as favorable to the association as those prevailing at the time for comparable transactions with non-affiliated companies. In the absence of comparable transactions, such transactions may only occur under terms and circumstances, including credit standards, that in good faith would be offered to or would apply to non-affiliated companies. Notwithstanding Sections 23A and 23B, FIRREA prohibits any savings association from lending to any affiliate that is engaged in activities that are not permissible for bank holding companies under Section 4(c) of the Bank Holding Company Act ("BHC Act"). Further, no savings association may purchase the securities of any affiliate other than a subsidiary.

  The Association's authority to extend credit to executive officers, directors and 10% shareholders, as well as such entities such persons control are currently governed by Section 22(g) and 22(h) of the FRA and Regulation O promulgated by the Federal Reserve Board. Among other things, these regulations require such loans to be made on terms substantially similar to those offered to unaffiliated individuals, place limits on the amount of loans the Association may make to such persons based, in part, on the Association's capital position, and require certain approval procedures to be followed. OTS regulations, with the exception of minor variations, apply Regulation O to savings associations.

  Prompt Corrective Regulatory Action. FDICIA establishes a system of prompt corrective action to resolve the problems of undercapitalized associations. Under this system, the OTS is required to take certain supervisory actions against undercapitalized associations, the severity of which depends upon the association's degree of undercapitalization. Generally, subject to a narrow exception, FDICIA requires the OTS to appoint a receiver or conservator for an association that is critically undercapitalized. FDICIA authorizes the OTS to specify the ratio of tangible equity to assets at which an association becomes critically undercapitalized and requires that ratio be no less than 2% of assets.

  Under OTS regulations, a savings association is considered to be undercapitalized if it has risk-based capital of less than 8% or has a Tier 1 risk-based capital ratio that is less than 4% or has a leverage ratio that is less than 4% or has a leverage ratio less than 3% if the savings association is rated composite 1 under the UFIRS rating system in the most recent examination of the association. A savings association that has risk-based capital less than 6% or a Tier 1 risk-based capital ratio that is less than 3% or a leverage ratio that is less than 3% would be considered to be "significantly undercapitalized." A savings association that has a tangible equity to total assets ratio equal to or less than 2% would be deemed to be "critically undercapitalized." Generally, a capital restoration plan must be filed with the OTS within 45 days of the date an association receives notice that it is undercapitalized, significantly undercapitalized or critically undercapitalized. In addition, numerous mandatory supervisory actions become immediately applicable to the association, including, but not limited to, restrictions on growth, investment activities, capital distributions, and affiliate transactions. In addition, the OTS could issue a capital directive to the savings association that includes additional discretionary restrictions on the savings association.

  Real Estate Lending Standards. The OTS and the other federal banking agencies have uniform regulations prescribing real estate lending standards. The OTS regulation requires each savings association to establish and maintain written internal real estate lending standards consistent with safe and sound banking practices and appropriate to the size of the institution and the nature and scope of its real estate lending activities. The policy must also be consistent with accompanying OTS guidelines, which include maximum loan-to-value ratios for the following types of real estate loans: raw land (65%), land development (75%), nonresidential construction (80%), improved property (85%) and one- to four-family residential construction (85%). Owner-occupied one- to four-family mortgage loans and home equity loans do not have maximum loan-to-value ratio limits, but those with a loan-to-value ratio at origination of 90% or greater are to be backed by private mortgage insurance or readily marketable collateral. Institutions are also permitted to make a limited amount of loans that do not conform to the proposed loan-to-value limitations so long as such exceptions are appropriately reviewed and justified. The guidelines also list a number of lending situations in which exceptions to the loan-to-value standard are justified.

  Standards for Safety and Soundness. As required by FDICIA and subsequently amended by the Riegle Community Development and Regulatory Improvement Act of 1994, the federal banking regulators adopted interagency guidelines establishing standards for safety and soundness for depository institutions on matters such as internal controls, loan documentation, credit underwriting, interest-rate risk exposure, asset growth, compensation and other benefits and asset quality and earnings (the "Guidelines"). The agencies expect to request a compliance plan from an institution whose failure to meet one or more of the standards is of such severity that it could threaten the safe and sound operation of the institution. FDIC regulations enacted under FDICIA also require all depository institutions to be examined annually by the banking regulators (but see, "Regulatory Relief for Thrifts and Banks") and depository institutions having $500 million or more in total assets to have an annual independent audit, an audit committee comprised solely of outside directors, and to hire outside auditors to evaluate the institution's internal control structure. The FDIC, in adopting the regulations, reiterated its belief that every depository institution, regardless of size, should have an annual independent audit and an independent audit committee.

  Financial Management Requirements. FDICIA imposes new financial reporting requirements on all depository institutions with assets of more than $500 million, their management, and their independent auditors. It also establishes new rules for the composition, duties and authority of such institutions' audit committees and boards of directors. Among other things, all such depository institutions will be required to prepare and make available to the public annual reports on their financial condition and management (including statements of managements' responsibility for the financial statements, internal controls and compliance with certain federal banking laws and regulations relating to safety and soundness, and an assessment by management of the effectiveness of the institution's internal controls and procedures and the institution's compliance with such laws and regulations). Each such institution is also required to have an audit committee composed of independent directors.

FEDERAL RESERVE SYSTEM

  The Federal Reserve Board regulations require savings institutions to maintain noninterest-earning reserves against their transaction accounts (primarily NOW and regular checking accounts), non-personal time deposits (those which are transferable or held by a person other than a natural person) with an original maturity of less than one and one-half years and certain money market accounts. The Federal Reserve Board regulations generally require that reserves of 3% must be maintained against aggregate transaction accounts of $52 million or less (subject to adjustment by the Federal Reserve Board) and an initial reserve of $1.6 million plus 10% (subject to adjustment by the Federal Reserve Board between 8% and 14 %) against that portion of total transaction accounts in excess of $52 million. The first $4.3 million of otherwise reservable balances (subject to adjustments by the Federal Reserve Board) are exempted from the reserve requirements. The Association is in compliance with the foregoing requirements.

  The balances maintained to meet the reserve requirements imposed by the Federal Reserve Board may be used to satisfy liquidity requirements by the OTS. Because required reserves must be maintained in the form of either vault cash, a non-interest-bearing account at a Federal Reserve Bank or a pass-through account as defined by the Federal Reserve Board, the effect of this reserve requirement is to reduce the Association's interest-earning assets.

  FHLB System members are also authorized to borrow from the Federal Reserve "discount window," but Federal Reserve Board regulations require institutions to exhaust all FHLB sources before borrowing from a Federal Reserve Bank.

HOLDING COMPANY REGULATION

  Upon consummation of the Conversion and Reorganization, the Holding Company will be considered a non- diversified, savings and loan holding company within the meaning of the HOLA, will be registered as a savings and loan holding company with the OTS and will be subject to OTS regulations, examinations, supervision and reporting requirements. In addition, the OTS will have enforcement authority over the Holding Company and its non-savings association subsidiaries. Among other things, this authority permits the OTS to restrict or prohibit activities that are determined to be a serious risk to the subsidiary savings association.

  The HOLA prohibits a savings and loan holding company, directly or indirectly, or through one or more subsidiaries, from (i) acquiring control of, or acquiring by merger or purchase of assets, another savings association or holding company thereof, without prior written approval of the OTS; (ii) acquiring or retaining, with certain exceptions, more than 5% of a non-subsidiary savings association, a non-subsidiary holding company, or a non-subsidiary company engaged in activities other than those permitted by the HOLA; or (iii) acquiring or retaining control of an institution that is not federally insured. In evaluating applications by holding companies to acquire savings associations, the OTS must consider the financial and managerial resources and future prospects of the company and institution involved, the effect of the acquisition on the risk to the insurance funds, the convenience and needs of the community and competitive factors.

  As a unitary savings and loan holding company, the Holding Company generally will not be restricted under existing laws as to the types of business activities in which it may engage, provided that its savings association subsidiary continues to satisfy the QTL test. Upon any acquisition by the Holding Company of another SAIF-insured institution (other than the Holding Company), a federal savings association insured by the BIF, or a state-chartered BIF-insured savings association meeting the QTL test that is deemed to be a savings institution by OTS, except for a supervisory acquisition, the Holding Company would become a multiple savings and loan holding company (if the acquired institution is held as a separate subsidiary) and would be subject to extensive limitations on the types of business activities in which it could engage. The HOLA, as amended by the FIRREA, limits the activities of a multiple savings and loan holding company and its non-insured institution subsidiaries primarily to activities permissible for bank holding companies under Section 4(c)(8) of the BHC Act, subject to the prior approval of the OTS, and activities in which multiple savings and loan holding companies were authorized by regulation to engage in on March 5, 1987. Such activities include mortgage-banking, consumer finance, operation of a trust company, and certain types of securities brokerage. The services and activities in which multiple holding companies were authorized to engage in on March 5, 1987 generally correspond to the activities which are permitted for service corporations of federally-chartered savings institutions.

                          FEDERAL AND STATE TAXATION

FEDERAL TAXATION

  For federal income tax purposes, the Association files a federal income tax return based upon a tax year ended March 31. The Mutual Holding Company does not currently file a consolidated federal income tax return with the Association since it owns less than 80% of the Association Shares. After the Conversion and Reorganization, it is expected that the Holding Company and its subsidiaries (including the Association) will file a consolidated federal tax return on a tax year ended March 31. Consolidated returns have the effect of eliminating intercompany distributions, including dividends, from the computation of consolidated taxable income for the year in which the distribution occurs.

  Prior to 1997, if certain conditions were met, savings and loan associations and savings banks were allowed special bad debt deductions in determining taxable income based on either specified experience formulas or on a percentage of taxable income before such deduction. Bad debt deductions in excess of actual losses were tax-preference items, and were subject to a minimum tax. The Association used the percentage of taxable income method for 1996 and 1995 in determining the bad debt deduction for tax purposes.

  The special bad debt deduction accorded thrift institutions is covered under
Section 593 of the Code. The Small Business Job Protection Act of 1996 included the repeal of certain portions of Section 593 effective for tax years beginning after December 31, 1995. As a result, the Association is no longer allowed a percentage method bad debt deduction. The repeal of the thrift reserve method generally requires thrift institutions to recapture into income the portion of tax bad debt reserves accumulated since 1987 ("base year reserve"). The recapture will generally be taken into income ratably over six tax years. However, if the Association meets a residential loan requirement for tax years beginning in 1997 and 1998, recapture of the reserve can be deferred until the tax year beginning in 1999. At March 31, 1997, the Association had bad debts deducted for tax purposes in excess of the base year reserve of approximately $241,000. The Association has recognized a deferred income tax liability for this amount.

  Certain events covered by Code Section 593(e), which was not repealed, will trigger a recapture of the base year reserve. The base year reserve of thrift institutions would be recaptured if a thrift ceases to qualify as a "bank" for federal income tax purposes. The base year reserves of thrift institutions also remain subject to income tax penalty provisions which, in general, require recapture upon certain stock redemptions of, and excess distributions to, stockholders. At March 31, 1997, retained earnings included approximately $2.9 million of base year reserves, for which no deferred federal income tax liability has been recognized.

  Deferred income taxes arise from the recognition of certain items of income and expense for tax purposes in years different from those in which they are recognized in the consolidated financial statements.

  The Association is subject to the corporate alternative minimum tax which is imposed to the extent it exceeds the Association's regular income tax for the year. The alternative minimum tax will be imposed at the rate of 20% of a specially computed tax base. Included in this base will be a number of preference items, including the following: (i) 100% of the excess of a thrift institution's bad debt deduction over the amount that would have been allowable on the basis of actual experience; and (ii) for years beginning in 1988 and 1989 an amount equal to one-half of the amount by which an institution's "book income" (as specially defined) exceeds its taxable income with certain adjustments, including the addition of preference items (for taxable years commencing after 1989 this adjustment item is replaced with a new preference item relating to "adjusted current earnings" as specially computed). In addition, for purposes of the new alternative minimum tax, the amount of alternative minimum taxable income that may be offset by net operating losses is limited to 90% of alternative minimum taxable income.

  The Association has not been audited by the IRS within the last five years. For additional information regarding taxation, see Note 13 of Notes to Consolidated Financial Statements.

MISSOURI TAXATION

  The Association is subject to a state financial institutions tax, computed on the basis of its state taxable income, at a rate of 7%.

               MANAGEMENT OF THE HOLDING COMPANY AND ASSOCIATION

DIRECTORS OF THE HOLDING COMPANY

  The Board of Directors of the Holding Company is currently the same as that of the Association. The names and biographical information of the directors are set forth below under "--Directors of the Association." The Board of Directors is divided into three classes, each of which will serve a three-year term (except with respect to two of the classes for the first two years after the incorporation of the Holding Company). One class of directors, consisting of LeRoy C. Crook, Kenneth J. Hrdlicka and Michael J. Walsh, has a term of office expiring at the first annual meeting of the Holding Company following the Conversion and Reorganization; a second class, consisting of Richard C. Fellhauer, Daniel C. Aubuchon and Stacey W. Braswell, has a term of office expiring at the annual meeting to be held one year thereafter, and a third class, consisting of Berenice J. Mahacek, Charles J. Wolter and Michael A. Deelo, has a term of office expiring at the annual meeting to be held two years thereafter. Mr. Fellhauer is the president and chief executive officer of the Holding Company.

  None of the directors has received remuneration from the Holding Company to date, and it is expected that no compensation will initially be paid to them by the Holding Company after the Conversion and Reorganization. Information concerning the principal occupations and employment of, and compensation received from the Association by, the directors of the Holding Company is set forth under "--Directors of the Association;" and "--Directors' Fees."

DIRECTORS OF THE ASSOCIATION

  Upon completion of the Conversion and Reorganization, each director of the Association immediately prior to the Conversion and Reorganization will continue to serve as a director of the Association after the Conversion and Reorganization. Each director serves for a term of three years. The terms are staggered so that approximately one-third of the Board of Directors is elected each year. Because the Holding Company will own all of the issued and outstanding capital stock of the Association following the Conversion and Reorganization, the Holding Company will elect the directors of the Association following the Conversion and Reorganization.

  The following table sets forth certain information with respect to the persons who currently serve as members of the Board of Directors of the Association.

                            AGE AT                 POSITION HELD             DIRECTOR  TERM
      NAME               JUNE 30, 1997         WITH THE ASSOCIATION           SINCE   EXPIRES
      ----               -------------         --------------------          -------- -------
LeRoy C. Crook..........       88                    Director                  1965    1998
Kenneth J. Hrdlicka.....       54                    Director                  1983    1998
Michael J. Walsh........       53                    Director                  1986    1998
Richard C. Fellhauer....       55        Director, Chairman of the Board,      1973    1999
                                       President and Chief Executive Officer
Daniel C. Aubuchon......       49                    Director                  1981    1999
Stacey W. Braswell......       53                    Director                  1982    1999
Berenice J. Mahacek.....       63                    Director                  1982    2000
Charles J. Wolter.......       79                    Director                  1989    2000
Michael A. Deelo........       41       Director, Executive Vice President     1994    2000
                                            and Chief Financial Officer

  The business experience for the past five years of each of the current directors is as follows:

  LeRoy C. Crook, now retired, was a Vice President of Vess Bottling Company.

  Kenneth J. Hrdlicka has been the Director of Business Development of Anheuser Busch, Inc. for more than the past five years.

  Michael J. Walsh has been a Vice President of ECC for more than the past five years.

  Richard C. Fellhauer has been affiliated with the Association since 1966 and assumed the position of Chairman of the Board, President and Chief Executive Officer in 1982.

  Daniel C. Aubuchon has been a partner with the law firm of Aubuchon, Raniere & Lally, P.C. for more than the past five years.

  Stacey W. Braswell has been a principal stockholder and Vice President of Blaine-Braswell and Associates, an insurance agency, for more than the past five years.

  Berenice J. Mahacek has been retired since 1996. Prior to that time she was a Senior Vice President of the Association.

  Charles J. Wolter has been the President of Realty Net--Wolter Real Estate for more than the past five years. Charles J. Wolter is the father of Leonard
O. Wolter, an executive officer of the Holding Company.

  Michael A. Deelo has been an Executive Vice President and Chief Financial Officer of the Association since 1996. Prior to that time, he served as Vice President and Chief Financial Officer of the Association.

ASSOCIATE DIRECTORS OF THE ASSOCIATION

  The Association also has four non-voting Associate Directors who are appointed each year by the Board of Directors. The current Associate Directors are Seymour Bailis, James W. Caulfield, Leonard O. Wolter and John L. Tacke. While the Associate Directors attend the Board of Directors meetings and provide periodic advice to the Board, they do not vote on any matters presented to the Board for a vote.

MEETINGS AND COMMITTEES OF THE BOARDS OF DIRECTORS

  The Holding Company has established two standing committees: audit and compensation. The Board of Directors intends for each committee to meet only a few times each year.

  Directors Aubuchon, Hrdlicka and Mahacek are members of the audit committee. The audit committee is principally responsible for recommending which firm to engage as the Holding Company's external auditor and for reviewing the Holding Company's annual financial statements and matters relating thereto.

  Directors Aubuchon, Braswell and Hrdlicka are members of the compensation committee. The compensation committee is principally responsible for administering the Holding Company's benefit plans and addressing other compensation issues at the Holding Company level.

  The full Board of Directors of the Holding Company will act on matters relating to the nomination of directors.

  The Board of Directors of the Association conducts its business through meetings and committees of the Board. During the fiscal year ended March 31, 1997, the Board of Directors of the Association held 13 meetings. No director of the Association attended fewer than 75% of the total meetings of the Board and committee on which such Board member served during this period.

  The Board of Directors of the Association has an audit committee and a nominating committee. It does not have a compensation committee.

  The audit committee of the Association selects the Association's independent auditors and meets with them to discuss the results of the annual audit and any related matters. The audit committee meets quarterly to review internal accounting controls and to review all reports, findings and all other information presented to them by senior management. The audit committee met four times during the fiscal year ended March 31, 1997. The audit committee currently consists of Directors Aubuchon, Braswell and Hrdlicka.

  The Association's bylaws provide that the Board of Directors of the Association shall act as a nominating committee for selecting the management nominees for election as directors. The nominating committee proposes and considers candidates for election to the Board of Directors. The Board of Directors of the Association met once in its capacity as the nominating committee during the fiscal year ended March 31, 1997.

DIRECTORS' FEES

  Members of the Board of Directors of the Association received a fee of $600 for each Board meeting attended. No fees are paid for attending committee meetings of the Board. Associate directors of the Association received $500 for each Board meeting attended.

  The Holding Company's Board of Directors intends to meet quarterly. Directors of the Holding Company will not receive any fees in consideration of their service.

EXECUTIVE OFFICERS

  Upon consummation of the Conversion and Reorganization, the Holding Company will have three executive officers. Mr. Fellhauer is the President and Chief Executive Officer of the Holding Company. Mr. Deelo is the Treasurer and Chief Financial Officer of the Holding Company. For information concerning Messrs. Fellhauer's and Deelo's business experience, see "--Directors of the Association." Leonard O. Wolter is Vice President of the Holding Company. Mr. Wolter is also a Vice President of the Association and Vice President of EMC and has held such positions for more than the past five years. Leonard O. Wolter is the son of Charles J. Wolter, a director of the Holding Company.

EXECUTIVE COMPENSATION

  The following tables summarize compensation information for the fiscal years ended March 31, 1997, 1996 and 1995 with respect to the Association's President and Chief Executive Officer. No other officers of the Association received compensation in excess of $100,000 during the fiscal year ended March 31, 1997. The Holding Company does not plan to pay compensation to officers of the Holding Company for their services as such.

                                    ANNUAL COMPENSATION        LONG TERM COMPENSATION
                              -------------------------------- -----------------------
                                                                            SECURITIES
        NAME AND                                OTHER ANNUAL    RESTRICTED  UNDERLYING    ALL OTHER
   PRINCIPAL POSITION    YEAR  SALARY   BONUS  COMPENSATION(1) STOCK AWARDS  OPTIONS   COMPENSATION(2)
   ------------------    ---- -------- ------- --------------- ------------ ---------- ---------------
Richard C. Fellhauer.... 1997 $141,000     --      $6,700          --           --         $3,300
 President & Chief       1996 $125,000 $10,000     $6,500          --         5,000        $4,700
 Executive Officer       1995 $121,000 $ 2,500     $6,000          --           --         $8,000

--------
(1) Consisting solely of directors' fees.
(2) Represents the dollar value of matching and discretionary profit sharing contributions pursuant to the Association's tax-qualified thrift plan for the fiscal year ended March 31, 1994 and ESOP contributions (based on the value of the Common Stock on the date the Common Stock was allocated) made by the Association for the fiscal years ended March 31, 1995, 1996 and 1997.

  The following table sets forth information regarding the fiscal year-end values of unexercised options under the 1993 Stock Option and Incentive Plan held by the named executive officer.

                                                     NUMBER OF SECURITIES              VALUE OF UNEXERCISED
                                                    UNDERLYING UNEXERCISED             IN-THE-MONEY OPTIONS
                                                  OPTIONS AT FISCAL YEAR END           AT FISCAL YEAR END(1)
                         SHARES ACQUIRED  VALUE   --------------------------------   -------------------------
          NAME             ON EXERCISE   REALIZED EXERCISABLE       UNEXERCISABLE    EXERCISABLE UNEXERCISABLE
          ----           --------------- -------- --------------    --------------   ----------- -------------
Richard C. Fellhauer....       --          --               12,600               --    $48,000        --
 President & Chief
 Executive Officer

--------
(1) This amount represents the difference between the market value of one share of the Association's Common Stock on March 31, 1997 ($15.00) and the option exercise price times the total number of shares subject to exercisable or unexercisable options.

EMPLOYEE BENEFIT PLANS

  Insurance. Full-time employees of the Association and its subsidiaries are provided group plan insurance that covers hospitalization, dental, dependent coverage, long-term disability and life insurance. This insurance is available generally and on the same basis to all full-time employees after completion of 90 days of service. The Association pays 100% of employee premiums, while employees pay 100% of dependent coverage premiums.

  Profit Sharing Plan. The Mutual Holding Company currently maintains a defined contribution profit sharing plan (the "Profit Sharing Plan") for the benefit of its eligible employees and the eligible employees of its subsidiaries. The Profit Sharing Plan is a tax qualified retirement plan under Sections 401(a) and 401(k) of the Code.

  All employees who have completed one year of service with the Association and its subsidiaries are eligible to participate in the Profit Sharing Plan. A participant may elect to contribute from 1-15% of his or her compensation on a pre-tax basis to his or her account under the Profit Sharing Plan. Any such contribution defers the amount of compensation otherwise paid to the participant and the participant is not taxed on that compensation, or earnings thereon, until he or she withdraws such amount from the Profit Sharing Plan. A participant may also elect to make after-tax contributions to his or her account under the Profit Sharing Plan equal to a specified percentage of his or her compensation. The earnings on such after-tax contributions are not subject to tax until the participant withdraws such amount from the Profit Sharing Plan.

  The Mutual Holding Company will make a matching contribution for a plan year on behalf of each participant who is making contributions to the Profit Sharing Plan on the last day of the plan year (i.e., December 31) and will be an amount equal to 50% of the first 2% of the participant's total pre-tax and after-tax contributions made during the plan year. In addition, the Mutual Holding Company may, in its sole discretion, make a discretionary employer contribution. Such contribution will be allocated to the account of each participant who is employed on the last day of the plan year, on the basis of the participant's compensation and service.

  A participant in the Profit Sharing Plan is 100% vested at all times in his or her own pre-tax and after-tax contributions and the earnings thereon. A participant will vest in the matching and employer contributions allocated to his or her account at a rate equal to 20% after three years of service, and 20% for each additional year of service (up to 100%). A participant becomes fully vested in all matching and employer contributions allocated to his or her account, regardless of years of service, upon the participant's death, disability or retirement on or after normal retirement age.

  A participant is entitled to a distribution of the vested portion of his or her benefits under the Profit Sharing Plan upon termination of employment. Benefits will be paid in the form elected by the participant, in either a lump sum, direct rollover or an annuity. If the participant elects an annuity and he or she is married, the benefit will be paid in the form of a 50% joint and survivor annuity with the spouse as beneficiary, unless the participant elects a different form of payment and the spouse consents. If the participant dies prior to the date his or her benefits are distributed, they will be paid to his or her designated beneficiary.

  A participant may also elect an in-service withdrawal of (i) his or her after-tax contribution account; or (ii) his or her pre-tax contributions, if necessary to meet a financial hardship. A participant may also obtain a loan from the Profit Sharing Plan, which must be repaid by payroll deductions.

  The administrator of the Profit Sharing Plan is Richard C. Fellhauer and the trustees of the Profit Sharing Plan are Michael A. Deelo, Berenice Mahacek and Richard C. Fellhauer.

  1993 Stock Option and Incentive Plan. In connection with the Mutual Holding Company Reorganization, the Association adopted and maintains the 1993 Stock Option and Incentive Plan. Pursuant to the 1993 Stock Option and Incentive Plan, 38,000 Association Shares were reserved for issuance upon the exercise of stock options granted to full-time employees and non-employee directors of the Association and its subsidiaries. Of the 38,000 Association Shares reserved for issuance under the 1993 Stock Option and Incentive Plan, none have been issued upon the exercise of stock options as of March 31, 1997. Upon consummation of the Conversion and Reorganization, the obligations and rights of this plan will be assumed by the Holding Company, and Common Stock will be issued in lieu of Association Shares pursuant to the terms of such plan.

  1993 Management Recognition Plan. In connection with the Mutual Holding Company Reorganization, the Association adopted the 1993 MRP. Under the 1993 MRP 11,400 Association Shares were available for award to certain officers of the Association, all of which have been awarded and vested as of March 31, 1997.

  Employee Stock Ownership Plan. In connection with the Mutual Holding Company Reorganization, the Association adopted the ESOP for the exclusive benefit of participating employees. Employees who have attained the age of 21 years and have completed one year of service with the Association are eligible to participate under the ESOP. The Association has received a Determination Letter from the IRS confirming the tax-qualified status of the ESOP under
Section 401(a) of the Code.

  The ESOP has been funded by contributions made by the Association in cash and, upon consummation of the Conversion and Reorganization, will continue to be funded by contributions made by the Association solely in cash. Following consummation of the Conversion and Reorganization, benefits under the ESOP will be paid either in shares of Common Stock or in cash. The ESOP borrowed funds from an unrelated third party lender to purchase 26,600 Association Shares in the Conversion and Reorganization. At March 31, 1997, 12,617 of such Association Shares had been allocated to participant's accounts. At March 31, 1997, the unpaid principal amount of the ESOP debt was $136,000 (the "Existing ESOP Debt"). Upon consummation of the Conversion and Reorganization, the Association Shares held by the ESOP will convert into Common Stock based upon the Exchange Ratio and the Existing ESOP Debt will be retired and replaced by the New ESOP Debt (as defined below).

  The ESOP anticipates borrowing funds from the Holding Company (the "New ESOP Debt") to repay the Existing ESOP Debt and to acquire up to an aggregate of 7% of the number of shares of Conversion Stock to be issued in the Offering. The New ESOP Debt will be secured by the unallocated shares of Common Stock held by the ESOP and will be repaid by the ESOP with funds from the Association's contributions to the ESOP. Unallocated ESOP shares are held in a suspense account for allocation among participants as the loan is repaid. The Association expects to make contributions to the ESOP at such times and in an amount that, at a minimum, will enable the ESOP to meet its debt service obligations on the New ESOP Debt. Any contributions in excess of this amount may be made at the Association's discretion. While the New ESOP Debt is outstanding, any cash dividends received with respect to the shares held in the ESOP will be applied to the principal and interest payments due on such loan. The New ESOP Debt will require annual interest and principal payments over a 10- year period and will bear interest at a fixed rate established at the prime rate, as reported in The Wall Street Journal, Midwest Edition, in effect at the time of completion of the Conversion and Reorganization.

  The Association's contributions to the ESOP to retire the principal and interest on the New ESOP Debt will be accounted for as compensation and employee benefits expense. The contributions to repay principal and interest on the New ESOP Debt are tax deductible to the Association. The ESOP, in turn, will use the Association's contribution with respect to principal and interest to repay the New ESOP Debt. Interest paid by the ESOP to the Holding Company on the New ESOP Debt will be taxable income to the Holding Company; however, such amount, when netted against the deduction to the Association for its interest contribution to the ESOP, will negate any income or deduction to the Holding Company on a consolidated tax basis with respect to the New ESOP Debt. The Association intends to record compensation and employee benefits expense related to the ESOP in accordance with SOP 93-6. As a result, to the extent the value of the Common Stock appreciates over time, compensation and employee benefits expense related to the ESOP will increase. For additional information regarding SOP 93-6, see "Pro Forma Data."

  As stated above, the ESOP intends to purchase in the Offering up to an aggregate of 7% of the number of shares of Conversion Stock to be issued in the Offering. If the final Conversion valuation exceeds $9.2 million (the maximum of the Offering Price Range), an additional number of shares may be issued in the Offering to the

ESOP to enable the ESOP to purchase up to an aggregate of 7% of the number of shares of Conversion Stock to be issued in the Offering, subject to the approval of OTS. If the final Conversion valuation does not exceed $9.2 million, the ESOP will be permitted to purchase Conversion Stock in the Offering only if stock is available after satisfaction of orders by Eligible Account Holders.

  Contributions to the ESOP by the Association and shares released from the suspense account are allocated among participants based on compensation. Except for participants who retire, become disabled or die during the plan year, all other participants are required to have completed at least 1,000 hours of service and be employed on the last day of the plan year in order to receive an allocation. Participant benefits vary in accordance with the following schedule: three years of service--20% vested, four years of service--40% vested, five years of service--60% vested, six years of service-- 80% vested, seven years of service or greater--100% vested. All years of service are counted toward vesting. Vesting is accelerated upon retirement, death, disability or termination of the ESOP. Forfeitures are reallocated to other participants to reduce future funding costs. Benefits may be payable upon retirement, death, disability or separation from service. Contributions to the ESOP are not fixed, so benefits payable under the ESOP cannot be estimated.

  The Board of Directors has appointed a committee to administer the ESOP. Messrs. Aubuchon, Braswell and Hrdlicka collectively act as the trustee ("ESOP Trustee") under the ESOP. Under the ESOP, the ESOP Trustee is required to vote all allocated shares held in the ESOP in accordance with the instructions of the participating employees. Shares for which employees do not give instructions and unallocated shares must be voted by the ESOP Trustee in the same proportion as determined by the vote of participants with respect to allocated shares.

  The Board of Directors may amend the ESOP in any manner which it deems desirable, except that the ESOP may not be amended in any way to deprive any participant or beneficiary of any benefits to which be is entitled with respect to contributions previously made.

  The ESOP may purchase Common Stock in the open market at then prevailing prices from time to time following the Conversion and Reorganization. The ESOP is subject to requirements of ERISA and regulations of the IRS and the Department of Labor promulgated thereunder.

  1997 Stock Option Plan. The Board of Directors of the Holding Company intends to adopt the 1997 Stock Option Plan and to submit it to stockholders for approval following consummation of the Conversion and Reorganization. The 1997 Stock Option Plan is intended to promote stock ownership by directors and selected officers and employees of the Holding Company and the Association to increase their proprietary interest in the Holding Company and to encourage them to remain in the service of the Holding Company or the Association.

  OTS conversion regulations prohibit the Association from seeking ratification of the 1997 Stock Option Plan by the Holding Company's stockholders sooner than six months after completion of the Conversion and Reorganization. Moreover, pursuant to OTS conversion regulations, if the 1997 Stock Option Plan is effective within one year after completion of the Conversion and Reorganization, options awarded under the plan cannot vest at a rate greater than 20% per year, vesting of awards cannot be accelerated in the event of a change of control of the Holding Company and the number of options that can be allocated to directors and officers is subject to certain limits set by OTS. The Board of Directors of the Holding Company has not decided when the 1997 Stock Option Plan will be submitted to stockholders for approval; however, in no event will the 1997 Stock Option Plan be submitted for stockholder approval sooner than six months after completion of the Conversion and Reorganization. The Holding Company and Association intend to comply with applicable law governing implementation and terms of the 1997 Stock Option Plan (including OTS regulations and policies) in effect at the time the 1997 Stock Option Plan is submitted to the Holding Company's stockholders for approval.

  Depending upon when the Board of Directors decides it wishes to submit the 1997 Stock Option Plan to stockholders of the Holding Company for approval, the plan could be submitted either at the Holding Company's first annual meeting of stockholders (currently expected to be held in August 1998) (the "First Annual

Meeting") or at a special meeting of stockholders which could be held earlier than the First Annual Meeting (but not sooner than six months after completion of the Conversion and Reorganization). The 1997 Stock Option Plan may not, and will not, be established and become effective unless and until approved by the Holding Company's stockholders.

  The 1997 Stock Option Plan is to be administered by the Holding Company's compensation committee (the "Committee"). None of the members of the Committee may be an officer or employee of the Holding Company or the Association. The Committee will have the authority, among other things, to select the employees and directors to whom options may be granted, to determine the terms of each option, to interpret the provisions of the 1997 Stock Option Plan and to make all other determinations that it may deem necessary or advisable for the administration of the 1997 Stock Option Plan. Each determination or other action made or taken pursuant to the 1997 Stock Option Plan, including interpretation of the 1997 Stock Option Plan and the specific terms and conditions of the options granted thereunder, by the Committee will be final and conclusive for all purposes and upon all persons.

  The 1997 Stock Option Plan provides for the grant of "incentive stock options" within the meaning of Section 422 of the Code and for options that do not constitute incentive stock options (referred to herein as "nonstatutory options"), as determined in each individual case by the Committee. Incentive stock options granted under the 1997 Stock Option Plan have certain advantageous tax attributes under federal and state income tax laws. No taxable income is recognized by the option holder for federal income tax purposes at the time of the grant or exercise of an incentive stock option, and no federal income tax deduction is available to the Holding Company or the Association as a result of such a grant or exercise. Any gain or loss recognized by an option holder on the later disposition of shares acquired pursuant to the exercise of an incentive stock option generally will be treated as long-term capital gain or loss if such disposition does not occur prior to one year after the date of exercise of the option or two years after the date the option was granted.

  As in the case of incentive stock options, the grant of a nonstatutory stock option will not result in taxable income to the recipient of the option for federal income tax purposes nor will the Holding Company or the Association be entitled to an income tax deduction. Upon exercise of a nonstatutory stock option, however, the option holder will generally recognize ordinary income for federal income tax purposes equal to the difference between the exercise price and the fair market value of the shares acquired on the date of exercise, and the Holding Company, the Association or any other subsidiary of the Holding Company which is the employer of the option holder will be entitled to federal income tax deductions equal to the amount of ordinary income recognized by the option holder. In general, any further gain or loss realized by the option holder on the subsequent disposition of such shares will be long-term or short-term capital gain or loss, depending on the length of time the shares are held after the option is exercised.

  The Committee will initially, and from time to time thereafter, select those officers and other key employees of the Holding Company, the Association or any of their subsidiaries to participate in the 1997 Stock Option Plan on the basis of the special importance of their services in the management, development and operations of the Holding Company, the Association or their subsidiaries. Such officers and other key employees may receive either incentive stock options or nonstatutory options under the 1997 Stock Option Plan. Unless expressly provided otherwise at the time of the grant, however, such officers and other key employees will receive incentive stock options.

  The exercise price of options granted under the 1997 Stock Option Plan must at least equal the fair market value of the Common Stock subject to the option (determined as provided in the 1997 Stock Option Plan) on the date the option is granted. Assuming the 1997 Stock Option Plan is submitted and the Holding Company's stockholders approve it at the First Annual Meeting, the exercise price of options granted at the time of such approval would equal the fair market value of the Holding Company's stock on the date of the First Annual Meeting.

  Options granted under the 1997 Stock Option Plan will vest and become exercisable at a rate of 20% per year, commencing one year after the grant date, and 20% on each anniversary date thereof for the following four years. Notwithstanding such a five-year vesting schedule, all awards will be 100% vested upon the death or disability of the recipient, in which case all of the recipient's options will expire on the earlier of (i) the first anniversary of the date of the recipient's death or disability or (ii) the date that any option of the recipient expires in accordance with its terms. Subject to the earlier termination of an employee's employment with the Holding Company, the Association or any of their subsidiaries, each option granted under the 1997 Stock Option Plan will expire on the tenth anniversary of the date on which such option was granted. If an employee's employment terminates with the Holding Company, the Association or any of their subsidiaries for any reason other than death or disability, all the employee's unvested options will be forfeited; provided, however, that an employee who is also a director will not forfeit any of his or her unvested options by reason of his or her retirement as an employee of the Holding Company, the Association or any of their subsidiaries if such director continues his or her service on the Board of Directors after retirement as an employee, in which case that director's options will continue to vest and will remain exercisable in the same manner and to the same extent as before that director retired as an employee. If a director's service on the Board of Directors terminates for any reason other than death, disability or retirement, that director's unvested options will be forfeited. In the event of a director's death or disability, all of that director's awards will be 100% vested, in which case all of that director's options will expire on the earlier of (i) the first anniversary of the date of the director's death or disability or (ii) the date that any option held by that director expires in accordance with its terms. In the event of a director's retirement from the Board of Directors, that director's options will continue to vest and will remain exercisable in the same manner and to the same extent as before that director retired as a director. In general, any shares of Common Stock subject to issuance upon exercise of options but which are not issued because of a surrender, forfeiture, expiration, termination or cancellation of any such option will once again be available for issuance pursuant to subsequently granted options.

  An incentive stock option granted under the 1997 Stock Option Plan to an employee owning more than 10% of the total combined voting power of all classes of stock of the Holding Company is subject to the further restrictions that such option must have an exercise price of at least 110% of the fair market value of the shares issuable on exercise of the option (determined as of the date the option is granted) and will expire, and all rights to purchase shares thereunder will cease, no later than the fifth anniversary of the date on which the incentive stock option was granted. Incentive stock options are subject to the further restriction that the aggregate fair market value (determined as of the date of grant) of stock as to which any such incentive stock option first becomes exercisable in any calendar year is limited to $100,000. To the extent options covering more than $100,000 worth of stock first become exercisable in any one calendar year, the excess will be nonstatutory options.

  The full exercise price for all shares purchased on exercise of options granted under the 1997 Stock Option Plan may be purchased by paying cash, by paying cash received from a broker-dealer to whom the optionee has submitted an exercise notice consisting of a fully endorsed option, by delivering shares of Common Stock having an aggregate fair market value on the date of exercise equal to the exercise price, by directing the Holding Company to withhold such number of shares of Common Stock otherwise issuable upon exercise of such option having an aggregate fair market value on the date of exercise equal to the exercise price, by using other medium of payment, in the case of an officer or employee, as the Committee, in its discretion, shall authorize at the time of grant or by using any combination of the above methods.

  The Board of Directors or the Committee has the authority to terminate, suspend or amend the 1997 Stock Option Plan, in whole or in part, from time to time, without the approval of the stockholders of the Holding Company to the extent allowed by law. The 1997 Stock Option Plan provides for appropriate adjustment in the number and kind of shares subject to the 1997 Stock Option Plan and in the number, kind and per share exercise price of shares subject to unexercised options in the event of any change in the outstanding Common Stock of the Holding Company by reason of a stock split, stock dividend, combination or reclassification of shares, recapitalization, merger or similar event.

  Notwithstanding when the 1997 Stock Option Plan is submitted to and approved by the stockholders, upon receipt of stockholder approval to establish the 1997 Stock Option Plan, the Board of Directors intends to reserve an amount of stock equal to 10% of the Conversion Stock sold in the Offering for issuance under the 1997 Stock Option Plan (or between 68,000 shares and 92,000 shares, assuming the sale of between 680,000 shares and 920,000 shares of Conversion Stock in the Offering). Each nonemployee director of the Holding Company, as of the time the 1997 Stock Option Plan is approved by stockholders, will receive (notwithstanding when the 1997 Stock Option Plan is submitted to stockholders for their ratification), subject to the vesting rules above, a nondiscretionary grant of a 10-year nonstatutory option to purchase 4,600 shares of Common Stock (based on 920,000 shares of Conversion Stock sold at the maximum of the Offering Price Range and 92,000 shares of Common Stock reserved under the 1997 Stock Option Plan). Non-employee directors will also be eligible to receive discretionary grants of nonstatutory options as determined by the Committee from time to time. The shares used to fund these option awards will come from authorized but unissued shares, from treasury shares or from shares held in a grantor trust. As a result, in the event that all options under the 1997 Stock Option Plan are awarded and exercised, the percentage interests of stockholders as of the date the Conversion and Reorganization is consummated will be diluted by approximately 5.05%. If more or less than 920,000 shares of Conversion Stock are sold in the Offering, the number of options granted under the 1997 Stock Option Plan will be adjusted to maintain the ratio of the awards intended to be made to the number of shares sold at the maximum of the Offering Price Range.

  The total number of shares of Common Stock that may be available for options under the 1997 Stock Option Plan will be adjusted each January 1, through January 1, 2007, so that the total number of shares of Common Stock that may be issued and sold under the 1997 Stock Option Plan as of each January 1 will be equal to 5.32% of the outstanding shares of Common Stock on such date; provided, however, that no such adjustment may reduce the total number of shares of Common Stock that may be issued and sold under the 1997 Stock Option Plan below 10% of the shares originally reserved. The shares of Common Stock issued and sold under the 1997 Stock Option Plan may be issued from shares specifically reserved for such purpose by the Board of Directors, may be issued from shares repurchased by the Holding Company ("Treasury Shares") (whether or not such Treasury Shares were repurchased by the Holding Company specifically for the purpose of being issued under the 1997 Stock Option Plan) or may be issued from shares held in a grantor trust. In the event of a stock split, reverse stock split or stock dividend, the number of shares of Common Stock reserved under the 1997 Stock Option Plan and the number of options granted pursuant thereto and exercise price of the options will be adjusted to reflect such increase or decrease in the total number of shares of Common Stock outstanding.

  At any time following approval of the 1997 Stock Option Plan by the stockholders of the Holding Company, the Association or the Holding Company may contribute sufficient funds to a grantor trust to purchase, and such trust may purchase in the open market, a number of shares of Common Stock equal to 10% of the Conversion Stock sold in the Offering. Such shares would be held by the trust for issuance to stock option holders upon the exercise of stock options. Whether such shares are purchased, and the timing of such purchases, will depend on market and other conditions and the alternative uses of capital available to the Holding Company.

  Notwithstanding when the 1997 Stock Option Plan is submitted to and approved by stockholders, it is anticipated that the following awards of stock options will be made pursuant to the 1997 Stock Option Plan to directors and officers of the Holding Company and the Association as of the date of the approval of the 1997 Stock Option Plan by the stockholders of the Holding Company (assuming the sale of 920,000 shares of Conversion Stock in the Offering at the maximum of the Offering Price Range, and the reservation of 92,000 shares of Common Stock for issuance under the 1997 Stock Option Plan):

                                                           POTENTIAL REALIZABLE VALUE AT
                                                           ASSUMED ANNUAL RATES OF STOCK
                                                       PRICE APPRECIATION FOR OPTION TERM(1)
                            NUMBER OF        % OF      --------------------------------------
RECIPIENT                OPTIONS GRANTED TOTAL OPTIONS    0%         5%             10%
---------                --------------- ------------- ---------------------- ---------------
NONEMPLOYEE DIRECTORS:
Daniel C. Aubuchon......      4,600           5.0%     $      0 $      29,000 $        73,000
Stacey W. Braswell......      4,600           5.0%     $      0 $      29,000 $        73,000
LeRoy C. Crook..........      4,600           5.0%     $      0 $      29,000 $        73,000
Kenneth J. Hrdlicka.....      4,600           5.0%     $      0 $      29,000 $        73,000
Berenice J. Mahacek.....      4,600           5.0%     $      0 $      29,000 $        73,000
Charles J. Wolter.......      4,600           5.0%     $      0 $      29,000 $        73,000
OFFICERS:
Richard C. Fellhauer....     23,000          25.0%     $      0 $     145,000 $       367,000
Michael A. Deelo........     16,100          17.5%     $      0 $     101,000 $       257,000
Leonard O. Wolter.......      4,600           5.0%     $      0 $      29,000 $        73,000
Michael J. Walsh........      4,600           5.0%     $      0 $      29,000 $        73,000
Seymour Bailis..........      4,600           5.0%     $      0 $      29,000 $        73,000
John L. Tacke...........      4,600           5.0%     $      0 $      29,000 $        73,000
All Directors and
 Officers as a Group
 (12 Persons)...........     85,100          92.5%     $      0 $     536,000 $     1,354,000

--------
(1) Assumes the options are granted at the Purchase Price ($10.00 per share), the options have a 10-year term, the market price of the Common Stock underlying the option appreciates annually in value from the date of grant to the end of the option term at a compounded rate of either 5% or 10% as indicated in the columns. There can be no assurance that the Common Stock will appreciate annually at a compounded rate of 5% or 10%. The Holding Company is unaware of any formula which provides an accurate determination of the value of a stock option as of the date of grant.

  Under the Plan and presently effective regulations and policies of the OTS, the shares of Common Stock for which options may be granted during the first year following the Conversion and Reorganization may not exceed 10% of the total number of shares of Conversion Stock sold in the Offering. Furthermore, during that first year following the Conversion and Reorganization, no individual may be granted options to purchase more than 25% of the total shares covered by the 1997 Stock Option Plan, and nonemployee directors may not be granted options to purchase more than 5% individually, or more than 30% as a group, of the shares covered by the 1997 Stock Option Plan, unless the OTS allows greater awards. The 1997 Stock Option Plan may not and will not be established in the absence of stockholder approval.

  1997 Management Recognition Plan. The Board of Directors of the Holding Company intends to adopt the 1997 MRP and to submit it to stockholders for approval following consummation of the Conversion and Reorganization. The 1997 MRP is intended as a method of providing directors, officers and certain employees of the Holding Company or the Association with a proprietary interest in the Holding Company and to encourage such persons to remain with the Holding Company or the Association.

  OTS conversion regulations prohibit the Association from seeking ratification of the 1997 MRP by the Holding Company's stockholders sooner than six months after completion of the Conversion and Reorganization. Moreover, pursuant to OTS conversion regulations, if the 1997 MRP is effective within one year after completion of the Conversion and Reorganization, awards under the plan cannot vest at a rate greater than 20% per year, vesting of awards cannot be accelerated in the event of a change of control of the Holding Company and the number of MRP awards that can be allocated to directors and officers is subject to certain limits set by OTS. The Board of Directors of the Holding Company has not decided when the 1997 MRP will be submitted to stockholders for approval; however, in no event will the 1997 MRP be submitted for stockholder approval sooner than six months after the completion of the Conversion and Reorganization. The Holding Company and the Association intend to comply with applicable law governing implementation and terms of the 1997 MRP (including OTS regulations and policies) in effect at the time the 1997 MRP is submitted to the Holding Company's stockholders for approval.

  Depending upon when the Board of Directors decides to submit the 1997 MRP to stockholders of the Holding Company for approval, the plan could be submitted either at the First Annual Meeting or at a special meeting of stockholders which could be held earlier than the First Annual Meeting (but not sooner than six months after completion of the Conversion and Reorganization). The 1997 MRP may not, and will not, be established and become effective unless and until approved by the Holding Company's stockholders.

  The 1997 MRP will be administered by the Holding Company's compensation committee. Officers and employees of the Holding Company, the Association and any of their subsidiaries as of the date the 1997 MRP is approved by the stockholders of the Holding Company will be eligible for grants of shares of Common Stock of the Holding Company held by the 1997 MRP. Nonemployee directors, officers and employees will become vested in shares of Common Stock awarded to them under the 1997 MRP at a rate of 20% per year, commencing one year after the grant date, and 20% on each anniversary date thereof for the following four years. Notwithstanding such a five-year vesting schedule, all awards will be 100% vested upon the death or disability of the recipient. If an employee's employment terminates (or a director's service as a director terminates) with the Holding Company, the Association or any of their subsidiaries for any reason other than death or disability, that employee's (or director's) unvested awards will be forfeited.

  MRP award recipients will recognize taxable ordinary income equal to the aggregate fair market value of the shares of Common Stock awarded at the time such shares become vested. Income recognized by MRP award recipients will be a deductible expense to the Holding Company or the Association for tax purposes. When cash dividends are paid with respect to plan shares allocated to a recipient, such recipient will be entitled to receive an amount equal to such cash dividend, but only after the related plan shares are earned by the recipient. No recipient will have any voting or other rights of a stockholder with respect to any plan shares awarded to such recipient prior to the time such shares are actually distributed.

  The Plan and applicable regulations and policies of the OTS prohibit the 1997 MRP from subscribing for shares of Conversion Stock in the Offering or otherwise being funded with shares of stock purchased in the Offering. Following completion of the Offering and approval of the 1997 MRP, the 1997 MRP may purchase either outstanding shares of Common Stock in the open-market at the then market price of the Common Stock or authorized but previously unissued shares of Common Stock from the Holding Company (which the Holding Company intends to reserve for issuance) at the then market price of the Common Stock. Whether such shares purchased will be purchased in the open market or will be newly issued shares, and the timing of such purchase, will depend on market and other conditions and the alternative uses of capital available to the Holding Company.

  Notwithstanding when the 1997 MRP is submitted to and approved by the stockholders, when the Holding Company receives stockholder approval to establish the 1997 MRP, the Holding Company will contribute funds to the 1997 MRP to enable it to acquire shares of Common Stock in an amount equal to 3% of the number of shares of Conversion Stock sold in the Offering, or up to 27,600 shares of Common Stock assuming the sale of 920,000 shares at $10.00 per share (the maximum of the Offering Price Range). No contributions by employees or recipients will be permitted. Each nonemployee director as of the effective date of the 1997 MRP will be granted 690 shares of Common Stock held by the 1997 MRP (based on 920,000 shares of Conversion Stock sold at the maximum of the Offering Price Range and 27,600 shares of Common Stock purchased by the 1997 MRP in the open market). Assuming that the 1997 MRP is funded entirely through purchases of authorized but previously unissued shares of stock from the Holding Company, the percentage interest of stockholders as of the date of such purchase will be diluted by approximately 1.57%. If more or less than 920,000 shares of Conversion Stock are sold in the Offering, the number of MRP awards granted to directors, officers and other employees of the Holding Company and Association will be adjusted to maintain the ratio of the awards intended to be made to the number of shares sold at the maximum of the Offering Price Range.

  Notwithstanding when the 1997 MRP is submitted to and approved by the stockholders, it is anticipated that the following awards will be made pursuant to the 1997 MRP to directors and executive officers of the Association and the Holding Company as of the date of approval of the 1997 MRP by the stockholders of the Holding Company (assuming the sale of 920,000 shares of Common Stock in the Offering, at the maximum of the Offering Price Range, and the purchase of 27,600 shares of Common Stock by the 1997 MRP):

                                                   POTENTIAL REALIZABLE VALUE
                                                    AT ASSUMED ANNUAL RATES
                                                  OF STOCK PRICE APPRECIATION
                             NUMBER     % OF    FOR TEN YEARS FROM GRANT DATE(1)
                            OF SHARES TOTAL MRP ---------------------------------
RECIPIENT                    AWARDED   SHARES       0%         5%        10%
---------                   --------- --------- ---------- ---------- -----------
NONEMPLOYEE DIRECTORS:
Daniel C. Aubuchon........      690     2.50%   $    6,900 $   11,000 $   18,000
Stacey W. Braswell........      690     2.50%   $    6,900 $   11,000 $   18,000
LeRoy C. Crook............      690     2.50%   $    6,900 $   11,000 $   18,000
Kenneth J. Hrdlicka.......      690     2.50%   $    6,900 $   11,000 $   18,000
Berenice J. Mahacek.......      690     2.50%   $    6,900 $   11,000 $   18,000
Charles J. Wolter.........      690     2.50%   $    6,900 $   11,000 $   18,000
OFFICERS:
Richard C. Fellhauer......    6,900     25.00%  $   69,000 $  112,000 $  179,000
Michael A. Deelo..........    4,830     17.50%  $   48,300 $   79,000 $  125,000
Leonard O. Wolter.........    2,070      7.50%  $   20,700 $   34,000 $   54,000
Michael J. Walsh..........    1,035      3.75%  $   10,350 $   17,000 $   27,000
Seymour Bailis............      690      2.50%  $    6,900 $   11,000 $   18,000
John L. Tacke.............      690      2.50%  $    6,900 $   11,000 $   18,000
James W. Caulfield........      345      1.25%  $    3,450 $    6,000 $    9,000
All Directors and Officers
 as a Group
 (13 Persons).............   20,700     75.00%  $  207,000 $  336,000 $  538,000

--------
(1) Assumes the 1997 MRP awards are granted at the Purchase Price ($10.00 per share) and the market price of the Common Stock underlying the 1997 MRP award appreciates annually in value from the date of grant until 10 years thereafter at a compounded rate of either 5% or 10% as indicated in the columns. MRP awards do not have a term like stock options; however, in order to compare the value of the 1997 MRP awards to the value of the stock options granted to these named individuals a comparable 10-year time period has been used. There can be no assurance that the Common Stock will appreciate annually at a compounded rate of either 5% or 10%.

  Under the Plan and presently effective regulations and policies of the OTS, during that first year following the Conversion and Reorganization, no individual may be awarded more than 25% of the total number of shares of Common Stock held by the 1997 MRP, and nonemployee directors may not be awarded more than 5% individually, or more than 30% as a group, of the number of shares of Common Stock held by the 1997 MRP, unless the OTS allows greater awards. The 1997 MRP may not and will not be established in the absence of stockholder approval.

EMPLOYMENT AGREEMENTS

  The Holding Company intends to enter into new employment agreements with Richard C. Fellhauer, President and Chief Executive Officer of the Holding Company and the Association, Michael A. Deelo, Executive Vice President and Chief Financial Officer of the Association, and Leonard O. Wolter, Vice President of the Association (each an "executive," or the "executives"), each of which would be effective as of the consummation of the Conversion and Reorganization. Each employment agreement provides that the individual will be employed for a three-year term. Such term may be extended for additional one-year periods by action of the Board of Directors of the Holding Company taken on each successive anniversary of the effective date of the employment agreement. Each of Messrs. Fellhauer, Deelo and Wolter may terminate their employment agreements at any time upon 90 days' prior written notice to the Board of Directors of the Holding Company and the Association.

  Under the employment agreements, the base annual salary for each executive may be increased from time to time during the term of the employment agreement in the sole discretion of the Board of Directors of the Holding Company, but the executive's salary shall not be reduced below the level then in effect. In addition, the executive will be entitled to participate in incentive compensation plans or arrangements as may from time to time be established by the Holding Company or the Association on a basis consistent with the treatment of other executive officers of the Holding Company or the Association, but recognizing differences in responsibilities among executive officers. The executive also shall be entitled to receive any other bonus or discretionary compensation payments as the Board of Directors of the Holding Company may determine from time to time. Pursuant to the employment agreements, each executive also will be provided such other benefits (including but not limited to medical, health, life and other insurance coverage) and will be entitled to participate in such retirement plans of the Holding Company and the Association, as are generally made available to other executive officers of the Holding Company or the Association. During his employment, each executive also will be entitled to customary vacations in accordance with vacation policies and practices of the Holding Company or the Association prevailing from time to time, and to reimbursement for reasonable expenses incurred on behalf of the Holding Company or the Association in accordance with the then prevailing policies and practices of the Holding Company.

  Each employment agreement provides for continuing benefits in the event the executive is terminated by the Holding Company, other than for "just cause," or in the event the executive voluntarily terminates the employment agreement for "good reason." Under the employment agreement, "just cause" would include personal dishonesty, incompetence, willful misconduct or breach of a fiduciary duty involving personal profit in the performance of his duties under the employment agreement, intentional and continued failure to perform stated duties, willful violation of any law, rule or regulation (other than traffic violations or similar offenses), final cease-and-desist order or material breach of any provision of the employment agreement. Under the employment agreement, "good reason" would be deemed to exist if the executive terminated his employment because, without his express written consent, the Holding Company breached any of the terms of the employment agreement. In such instances, the executive generally will continue to receive all benefits due to him under the employment agreement through the remaining term of the agreement, which, assuming each of the executives were terminated at the beginning of the term of the agreement and at their present salaries, would amount to no more than $371,640, $201,960 and $114,660 for each of Messrs. Fellhauer, Deelo and Wolter, respectively. If the executive is terminated within one year after a "change of control" of the Holding Company, other than for just cause or if the executive terminates his employment for "good reason", then the Holding Company will pay to the executive a lump sum equal to 2.99 times the "Base Amount," as that term is defined in Section 280G(b)(3) of the Code, and will continue to provide coverage for the executive and his dependents, beneficiaries and estate under all executive benefit plans of the Holding Company and the Association for the remainder of the term of the employment agreement, which, at their present salaries, would amount to no more than $396,175, $227,240 and $140,530 for each of Messrs. Fellhauer, Deelo and Wolter, respectively. If payments and benefits under the employment agreements would constitute an "Excess Parachute Payment" under Section 280G of the Code, then such payments and benefits will be reduced to one dollar less than the maximum amount that the Association may pay under Section 280G of the Code without losing its ability to deduct such payments for tax purposes. A "change of control" is defined in each employment agreement to include, among other events, the acquisition of beneficial ownership of 25% or more of the voting power of the Holding Company's capital stock.

TRANSACTIONS WITH MANAGEMENT

  The Association has followed the policy of offering residential mortgage loans for the financing of personal residences, share loans and consumer loans to its officers, directors and employees. The loans are made in the ordinary course of business and are also made on substantially the same terms and conditions, including interest rate and collateral, as those of comparable transactions prevailing at the time with other persons, and do not include more than the normal risk of collectibility or present other unfavorable features. As of March 31, 1997, approximately $1.2 million of loans were outstanding from the Association to executive officers and directors of the Association and their affiliates.

                     BENEFICIAL OWNERSHIP OF CAPITAL STOCK

  The following table sets forth, as of May 31, 1997, certain information as to those persons known by the Association to be the beneficial owners of more than 5% of the outstanding Association Shares.

         NAME AND ADDRESS OF           AMOUNT AND NATURE OF   PERCENT OF COMMON
          BENEFICIAL OWNER            BENEFICIAL OWNERSHIP(1) STOCK OUTSTANDING
         -------------------          ----------------------- -----------------
First Missouri Financial, M.H.C. ....         445,000              53.20%
 4131 South Grand Boulevard
 St. Louis, Missouri 63118-3464

--------
(1) Unless otherwise indicated, the nature of beneficial ownership for shares shown in this column is sole voting and investment power.

  The following table sets forth, as of May 31, 1997, the number of Association Shares beneficially owned by each director, the executive officer named in the Summary Compensation Table above (who is also a director), each associate director and all directors and executive officers of the Association as a group.

                                       AMOUNT AND NATURE OF   PERCENT OF COMMON
NAME OF BENEFICIAL OWNER              BENEFICIAL OWNERSHIP(1) STOCK OUTSTANDING
------------------------              ----------------------- -----------------
Richard C. Fellhauer.................          36,349               4.28%(2)
Berenice J. Mahacek..................          10,066               1.20%(2)
Daniel C. Aubuchon...................           3,014                 *
Stacey W. Braswell...................           3,464                 *
Charles J. Wolter....................           2,918                 *
LeRoy C. Crook.......................             430                 *
Kenneth J. Hrdlicka..................           2,342                 *
Michael J. Walsh.....................           9,583               1.15%(2)
Michael A. Deelo.....................          22,021               2.61%(2)
Seymour Bailis.......................          10,250               1.22%(2)
James W. Caulfield...................             380                 *
Leonard O. Wolter....................           7,938                 *
John L. Tacke........................             --                  --
All directors and executive officers
 as a group
 (13 persons)........................         108,755              12.57%(3)

--------
 * Less than 1%
(1) Unless otherwise indicated, the nature of beneficial ownership for shares shown in this column is sole voting and investment power. The beneficially owned shares set forth in this column include the following Association Shares which the beneficial owner has the right to acquire within sixty
    (60) days through the exercise of stock options: Fellhauer: 12,600;
    Mahacek: 2,000; Aubuchon: 380; Braswell: 380; C. Wolter: 380; Crook: 380;
    Hrdlicka: 380; Walsh: 1,260; Deelo: 6,800; Bailis: 950; Caulfield: 380; L.
    Wolter: 2,260; J. Tacke: 0; and all directors and officers as a group:
    28,150.
(2) Percentage is calculated on a partially diluted basis, assuming only the exercise of stock options by such individual which are exercisable within 60 days.
(3) Percentage is calculated on a fully diluted basis, assuming the exercise of all stock options which are exercisable within 60 days.

                       THE CONVERSION AND REORGANIZATION

  THE BOARDS OF DIRECTORS OF THE MUTUAL HOLDING COMPANY, THE ASSOCIATION AND THE HOLDING COMPANY HAVE APPROVED THE PLAN, AS HAS THE OTS, SUBJECT TO APPROVAL BY THE MEMBERS OF THE MUTUAL HOLDING COMPANY AND THE STOCKHOLDERS OF THE ASSOCIATION ENTITLED TO VOTE ON THE MATTER AND THE SATISFACTION OF CERTAIN OTHER CONDITIONS. SUCH OTS APPROVAL, HOWEVER, DOES NOT CONSTITUTE A RECOMMENDATION OR ENDORSEMENT OF THE PLAN BY SUCH AGENCY.

GENERAL

  The Boards of Directors of the Mutual Holding Company and the Association unanimously adopted the Plan as of May 16, 1997, which was amended on June 20, 1997 and on August 8, 1997. The Plan has been approved by the OTS, subject to, among other things, approval of the Plan by the Members of the Mutual Holding Company and the stockholders of the Association. The Members' Meeting and the Stockholders' Meeting have been called for this purpose on September 19, 1997.

  The following is a brief summary of pertinent aspects of the Plan and the Conversion and Reorganization. The summary is qualified in its entirety by reference to the Plan, which is available for inspection at each office of the Association and at the offices of the OTS. The Plan also is filed as an exhibit to the Registration Statement of which this Prospectus is a part, copies of which may be obtained from the SEC. See "Available Information."

PURPOSES OF THE CONVERSION AND REORGANIZATION

  The Boards of Directors of the Mutual Holding Company and the Association believe that a conversion of the Mutual Holding Company to stock form and the reorganization of the Association pursuant to the Plan is in the best interests of the Mutual Holding Company and the Association, as well as the best interests of the members of the Mutual Holding Company and the Public Stockholders. The Conversion and Reorganization will result in the Association being wholly owned by a stock holding company, which is a more common structure and form of ownership than a mutual holding company. In addition, the Conversion and Reorganization will result in the raising of additional equity capital for the Association and the Holding Company and is expected to result in a more active and liquid market for the Common Stock than currently exists for the Association Shares, although there can be no assurances that this will be the case. Finally, the Conversion and Reorganization has been structured to reunite the accumulated earnings and profits tax attribute retained by the Mutual Holding Company with the retained earnings of the Association through a tax-free reorganization. This will increase the Association's ability to pay dividends in the future.

  If the Association had undertaken a standard conversion involving the formation of a stock holding company in 1993, applicable OTS regulations would have required a greater amount of Association Shares to be sold than resulted in the amount of net proceeds raised in connection with the formation of the Mutual Holding Company. In addition, if a standard conversion had been conducted in 1993, management of the Association believed that it would have been difficult to profitably invest the larger amount of capital that would have been raised, when compared to the amount of net proceeds raised in connection with the formation of the Mutual Holding Company. A standard conversion in 1993 also would have immediately eliminated all aspects of the mutual form of organization.

  Subsequent to the formation of the Mutual Holding Company, there have been certain changes in the regulations and policies of the OTS relating to mutual holding companies. In recent years, the U.S. Congress has proposed major overhauls to the structure of the thrift industry that include eliminating the federal savings association charter, which is the charter the Association currently operates under. These proposals also have created uncertainty concerning the future of the mutual form of ownership. In addition, since the Mutual Holding Company Reorganization in 1993, the Boards of Directors of the Mutual Holding Company and the Association have realized a need to create additional liquidity for the Association Shares and believe the Holding Company and the Association can effectively deploy the additional equity capital raised in the Conversion and Reorganization. In light of the foregoing, the Boards of Directors of the Mutual Holding Company and the Association believe that it is in the best interests of such companies and their respective members and stockholders to undertake the Conversion and Reorganization.

DESCRIPTION OF THE CONVERSION AND REORGANIZATION

  On May 16, 1997, the Boards of Directors of the Association and the Mutual Holding Company adopted the Plan, which was amended on June 20, 1997 and on August 8, 1997. At the direction of the Association, the Holding Company was incorporated under Delaware law on May 14, 1997 and is currently a first-tier wholly owned subsidiary of the Association. Pursuant to the Plan, (i) the Mutual Holding Company will convert from mutual form to a federal interim stock savings association and simultaneously merge with and into the Association, pursuant to which the Mutual Holding Company will cease to exist and the Association Shares held by the Mutual Holding Company will be canceled, and
(ii) Interim will then merge with and into the Association. As a result of the merger of Interim with and into the Association, the Association will become a wholly-owned subsidiary of the Holding Company and the Public Association Shares will be converted into the Exchange Shares pursuant to the Exchange Ratio, which will result in the holders of such shares owning in the aggregate approximately the same percentage of the Common Stock to be outstanding upon the completion of the Conversion and Reorganization (i.e., the Conversion Stock and the Exchange Shares) as the percentage of Association Shares owned by them in the aggregate immediately prior to consummation of the Conversion and Reorganization, before giving effect to (a) the payment of cash in lieu of issuing fractional Exchange Shares, (b) any shares of Conversion Stock purchased by the Public Stockholders in the Offering or the ESOP thereafter, and (c) any exercise of dissenters' rights. Upon consummation of the Conversion and Reorganization, the Association will change its name to "Equality Savings Bank."

The following diagram summarizes the current organizational structure of the parties' ownership interests.


---------------------------------              ---------------------------------

       Public Stockholders                     First Missouri Financial, M.H.C.

---------------------------------              ---------------------------------
              |                                                 |
              | 46.8%                                           | 53.2%
              |                                                 |
              |                                                 |
              ---------------------------------------------------
                                        |
                                        | 100%
                                        |
                                        |
                  --------------------------------------------

                   Equality Savings and Loan Association, F.A.

                  --------------------------------------------
                                        |
                                        |
                                        |
                                        |
              ---------------------------------------------------
              |                                                 |
              | 100%                                            | 100%
              |                                                 |
---------------------------------              ---------------------------------

 Equality Commodity Corporation                  Equality Mortgage Corporation

---------------------------------              ---------------------------------
              |
              |
              |
              |
---------------------------------

    Dutch Town Development Co.

---------------------------------

The following diagram reflects the Conversion and Reorganization including (i) the merger of the Mutual Holding Company(following its conversion into an interim federal stock savings association) with and into the Association, (ii) the merger of Interim with and into the Association, pursuant to which the Public Association Shares will be converted into Exchange Shares, and (iii) the offering of Conversion Stock.

     --------------- -----------------                                            -------------------

         Existing     First Missouri                                                      New
          Public        Financial,                    ----                               Public
       Stockholders       M.H.C.                          | MHC converts to            Stockholders
                                                          | Stock Interim Thrift
     --------------- -----------------                    |                        -------------------
            |               |                             |                                 |
            | 46.8%         | 53.2%                       |                                 |
            |               |                             |                                 |
            |               |                             |                                 |
         ------------------------               -----------------------                     |
                    |                                                                       |
                    | 100%                               Stock                              |
                    |                    ----           Interim                             |
                    |                    |               Thrift                             |
         ------------------------        |                                                  |
                                         |      -----------------------                     |
          Equality Savings and           |  Stock Interim Thrift                            |
    ----  Loan Association, F.A          |  Merges into Equality:                           |
   |                                     |  53.2% ownership cancelled                       |
   |                                  ----                                                  |
   |     ------------------------                                                           |
   |                |                                                                       |
   |                |                                                                       |
   |                | 100% Equality forms                                                   |
   |                |      Bancorp                                                          |
   |     ------------------------                                                           |
   |                                                                                        |
   |      Equality Bancorp. Inc. ------------------------------------------------------------
   |                                                                                Offering of
   |                                                                              conversion stock
   |     ------------------------
   |                |       Bankcorp forms Stock
   |                | 100%  Interim Thrift
   |                |
   |                |
   |     ------------------------
   |
   |              Stock
    ----         Interim
                 Thrift
         ------------------------

     Stock Interim Thrift merges into Equality;
     existing public stockholders exchange shares of Equality for same proportional ownership of
     Bancorp: shares of Stock Interim Thrift held by Bancorp continue as shares of survivor in the merger; shares of Bancorp held by Equality cancelled.

The following diagram summarizes the resulting organizational structure of the parties' ownership interests.


                     -------------------------------------
                     Existing and New Public Stockholders
                     -------------------------------------
                                       |
                                       | 100%
                                       |
                                       |
                     -------------------------------------
                            Equality Bancorp, Inc.
                     -------------------------------------
                                       |
                                       | 100%
                                       |
                                       |
            -------------------------------------------------------
                             Equality Savings Bank
            (Formerly, Equality Savings and Loan Association, F.A.)
            -------------------------------------------------------
                                        |
                                        |
                                        |
              ---------------------------------------------------
              |                                                 |
              | 100%                                            | 100%
              |                                                 |
---------------------------------              ---------------------------------

 Equality Commodity Corporation                  Equality Mortgage Corporation

---------------------------------              ---------------------------------
              |
              |100%
              |
              |
---------------------------------

    Dutch Town Development Co.

---------------------------------

  The Plan of Merger providing for the merger of the Mutual Holding Company with and into the Association, which is attached to the Plan as Annex A, and the Plan of Merger providing for the merger of Interim with and into the Association, which is attached to the Plan as Annex B, each must be approved by the holders of at least two-thirds of the outstanding Association Shares at the Stockholders' Meeting. The Plan of Merger between Interim and the Association also must be approved by the Holding Company, as the sole stockholder of Interim.

  In addition, the Primary Parties have conditioned the consummation of the Conversion and Reorganization upon the approval of the Plan, including the Plans of Merger, by at least a majority of the votes cast, in person or by proxy, by the Public Stockholders at the Stockholders' Meeting. The Plan is subject to the approval of the OTS, and it also must be approved by at least a majority of the total outstanding votes of the voting members of the Mutual Holding Company at the Members' Meeting, which votes may be cast in person or by proxy.

EFFECTS OF THE CONVERSION AND REORGANIZATION

  General. Prior to the Conversion and Reorganization, each depositor in the Association has both a deposit account in the institution and a pro rata ownership interest in the net worth of the Mutual Holding Company based upon the balance in his account, which interest may only be realized in the event of a liquidation of the Mutual Holding Company. This ownership interest, however, is tied to the depositor's account and has no tangible market value separate from such deposit account. A depositor who reduces or closes his or her account receives a portion or all of the balance in the account but nothing for his ownership interest in the net worth of the Mutual Holding Company, which is lost to the extent that the balance in the account is reduced.

  Consequently, the depositors of the Association normally have no way to realize the value of their ownership interest in the Mutual Holding Company, which has realizable value only in the unlikely event that the Mutual Holding Company is liquidated. In such event, the depositors of record at that time, as owners, would share pro rata in any residual surplus and reserves of the Mutual Holding Company after other claims are paid.

  Upon consummation of the Conversion and Reorganization, permanent nonwithdrawable capital stock will be created to represent the ownership of the net worth of the Holding Company. The Common Stock of the Holding Company is separate and apart from deposit accounts and cannot be and is not insured by the FDIC or any other governmental agency. Certificates are issued to evidence ownership of the permanent stock. The stock certificates are transferable, and therefore the stock may be sold or traded if a purchaser is available with no effect on any account the seller may hold in the Association.

  Continuity. While the Conversion and Reorganization is being accomplished, the normal business of the Association of accepting deposits and making loans will continue without interruption. The Association will continue to be subject to regulation by the OTS and the FDIC. After the Conversion and Reorganization, the Association will continue to provide services for depositors and borrowers under current policies by its present management and staff.

  The directors and officers of the Association at the time of the Conversion and Reorganization will continue to serve as directors and officers of the Association after the Conversion and Reorganization. The directors and officers of the Holding Company consist of individuals currently serving as directors and officers of the Mutual Holding Company and the Association, and they generally will retain their positions in the Holding Company after the Conversion and Reorganization.

  Effect on Public Association Shares. Under the Plan, upon consummation of the Conversion and Reorganization, the Public Association Shares shall be converted into Common Stock based upon the Exchange Ratio without any further action on the part of the holder thereof. Upon surrender of the Public Association Shares, Common Stock will be issued in exchange for such shares. See "--Delivery and Exchange of Certificates."

  Upon consummation of the Conversion and Reorganization, the Public Stockholders of the Association, a federally chartered savings association, will become stockholders of the Holding Company, a Delaware corporation. For a description of certain changes in the rights of stockholders as a result of the Conversion and Reorganization, see "Comparison of Stockholders' Rights" below.

  Effect on Deposit Accounts. Under the Plan, each depositor in the Association at the time of the Conversion and Reorganization will automatically continue as a depositor after the Conversion and Reorganization, and each such deposit account will remain the same with respect to deposit balance, interest rate and other terms, except to the extent that funds in the account are withdrawn to purchase Conversion Stock to be issued in the Offering. Each such account will be insured by the FDIC to the same extent as before the Conversion and Reorganization. Depositors will continue to hold their existing certificates, passbooks and other evidences of their accounts.

  Effect on Loans. No loan outstanding from the Association will be affected by the Conversion and Reorganization, and the amount, interest rate, maturity and security for each loan will remain as they were contractually fixed prior to the Conversion and Reorganization.

  Effect on Voting Rights of Members. At present, all depositors and certain borrowers of the Association are members of, and have voting rights in, the Mutual Holding Company as to all matters requiring membership action. Upon completion of the Conversion and Reorganization, depositors and borrowers will cease to be members and will no longer be entitled to vote at meetings of the Mutual Holding Company (which will cease to exist). Upon completion of the Conversion and Reorganization, all voting rights in the Association will be vested in the Holding Company as the sole stockholder of the Association. Exclusive voting rights with respect to the Holding Company will be vested in the holders of Common Stock. Depositors of and borrowers from the Association will not have voting rights in the Holding Company after the Conversion and Reorganization, except to the extent that they become stockholders of the Holding Company.

  Tax Effects. Consummation of the Conversion and Reorganization is conditioned on prior receipt by the Mutual Holding Company and the Association of rulings or opinions with regard to federal and Missouri income taxation indicating that the adoption and implementation of the Plan set forth herein will not be a taxable event for federal or Missouri income tax purposes to the Mutual Holding Company, the Association or the Association's Eligible Account Holders, Supplemental Eligible Account Holders or Other Members, except as discussed below. See "--Tax Aspects" below.

  Effect on Liquidation Rights. If the Mutual Holding Company ever liquidated, all claims of the Mutual Holding Company's creditors would be paid first. Thereafter, if there were any assets remaining, members of the Mutual Holding Company would receive such remaining assets, pro rata, based upon the deposit balances in their deposit accounts at the Association immediately prior to liquidation. In the unlikely event that the Association were to liquidate after the Conversion and Reorganization, all claims of creditors (including those of depositors, to the extent of their deposit balances) also would be paid first, followed by distribution of the "liquidation account" to certain depositors (see "--Liquidation Rights" below), with any assets remaining thereafter distributed to the Holding Company as the holder of the Association's capital stock. Pursuant to the rules and regulations of the OTS, a merger, consolidation, sale of bulk assets or similar combination or transaction with another insured institution would not be considered a liquidation for this purpose and, in such a transaction, the liquidation account would be required to be assumed by the surviving institution.

  Effect on Existing Compensation Plans. Upon consummation of the Plan, the rights and obligations of the Association under Association's 1993 Stock Option and Incentive Plan will be assumed by the Holding Company, and shares of Common Stock will be issued (or reserved for issuance) pursuant to such plan in substitution for Association Shares. See "Management of the Holding Company and Association--Employee Benefit Plans."

THE OFFERING

  As part of the Conversion and Reorganization, the Holding Company is offering up to 920,000 shares of Common Stock (i.e., Conversion Stock) at a Purchase Price of $10.00 per share in the Subscription Offering. As described in more detail below, nontransferable rights to subscribe for the Conversion Stock in the Subscription Offering have been granted to certain persons according to certain preference categories and, subject to the prior rights of holders of Subscription Rights, the Holding Company is also offering shares of Conversion Stock in the Community Offering to members of the general public. In the event of an oversubscription in the Subscription and Community Offering, up to 138,000 additional shares may be issued to reflect changes in market and financial conditions and to cover additional subscriptions. The Primary Parties may reject, in whole or in part, orders received in the Community Offering in their sole discretion.

  The Subscription and Community Offering will expire on the Expiration Date, as described on the cover page of the Prospectus.

  Subscription Offering. In accordance with the OTS's regulations, subscription rights have been granted pursuant to the Subscription Offering under the Plan to the following persons (collectively, the "Eligible Subscribers") in the following order of priority: (1) Eligible Account Holders (depositors with aggregate account balances of $50 or more on deposit at the Association on March 31, 1996); (2) Employee Stock Benefit Plans (which would include the ESOP but not include the 1997 MRP); (3) Supplemental Eligible Account Holders (depositors with aggregate account balances of $50 or more on deposit at the Association, other than officers or directors of the Mutual Holding Company or the Association or any of their associates, on June 30,
1997); (4) Other Members (depositors and certain borrowers on August 8, 1997, the voting record date, who are not Eligible Account Holders or Supplemental Eligible Holders); (5) directors, officers and employees of the Mutual Holding Company and the Association; and (6) the Public Stockholders. Subscription Rights are nontransferable and have been granted to Eligible Subscribers without charge. No Eligible Subscriber is required to purchase any shares of Conversion Stock in the Subscription Offering. All subscriptions received will be subject to the availability of Conversion Stock after satisfaction of subscriptions of all Eligible Subscribers having prior rights in the Subscription Offering and to the maximum purchase limitations and other terms and conditions set forth in the Plan and described below.

  CATEGORY 1: ELIGIBLE ACCOUNT HOLDERS. Subject to the minimum purchase limitation set forth in the Plan, each Eligible Account Holder will receive, without payment, nontransferable subscription rights to purchase up to the greater of (i) the number of shares of Conversion Stock that when combined with Exchange Shares received aggregate 62,500 shares of Common Stock (or such maximum purchase limitation as may be established for the Community Offering),
(ii) one-tenth of one percent of the total offering of shares of Conversion Stock in the Subscription Offering or (iii) 15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of Conversion Stock to be issued in the Subscription Offering by a fraction, of which the numerator is the amount of the qualifying deposit of the Eligible Account Holder and the denominator is the total amount of qualifying deposits of all Eligible Account Holders.

  Subscription rights received by officers and directors of the Mutual Holding Company or the Association and their associates, as Eligible Account Holders, based on their increased deposits in the Association in the one year period preceding March 31, 1996 will be subordinated to all other subscriptions involving the exercise of subscription rights pursuant to this category.

  In the event of an oversubscription for shares of Conversion Stock by Eligible Account Holders, available shares will be allocated among subscribing Eligible Account Holders so as to permit each Eligible Account Holder, to the extent possible, to purchase a number of shares sufficient to make his or her total allocation equal to 100 shares or the total amount of his or her subscription, whichever is less. Thereafter, any shares remaining will be allocated among Eligible Account Holders in the proportion that the amount of the qualifying deposit of each such Eligible Account Holder bears to the total amount of the qualifying deposits of all such Eligible Account Holders. If the amount of shares so allocated to one or more Eligible Account Holders exceeds the amount subscribed for by such Eligible Account Holder(s), the excess will be reallocated (one or more times, as necessary) among those Eligible Account Holders whose subscriptions are still not fully satisfied on the same principle until all available shares have been allocated or all subscriptions satisfied. No fractional shares will be issued in connection with the allocation of shares under this category.

  CATEGORY 2: EMPLOYEE STOCK BENEFIT PLANS. Each Employee Stock Benefit Plan (which would include the ESOP but not include the 1997 MRP) will receive, without payment, subscription rights to purchase the number of shares of Conversion Stock requested by such Employee Stock Benefit Plan, subject to (i) the availability of sufficient shares of Conversion Stock after filling in full all subscription orders of Eligible Account Holders and (ii) the maximum purchase limitations described in "--Limitation on Conversion Stock Purchases" below. The Employee Stock Benefit Plans will not be deemed to be associates of any director, officer or employee of the Mutual Holding Company, the Association or the Holding Company for purposes of the purchase limitations. In the event that, after completion of the Subscription Offering, the number of shares of Conversion Stock to be issued is increased to an amount greater than the number of shares representing the maximum of the Offering Price Range ("Maximum Shares"), the Employee Stock Benefit Plans will have a priority right to purchase any such shares exceeding the Maximum Shares up to the purchase limitations described in "--Limitation on Conversion Stock Purchases" below.

  CATEGORY 3: SUPPLEMENTAL ELIGIBLE ACCOUNT HOLDERS. Subject to the minimum purchase limitation set forth in the Plan, each Supplemental Eligible Account Holder will receive, without payment, nontransferable subscription rights entitling such Supplemental Eligible Account Holder to purchase up to the greater of (i) number of shares of Conversion Stock that when combined with Exchange Shares received aggregate 62,500 shares of Common Stock (or such maximum purchase limitation as may be established for the Community Offering),
(ii) one-tenth of one percent of the total offering of shares of Conversion Stock in the Subscription Offering or (iii) 15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of Conversion Stock to be issued in the Subscription Offering by a fraction, of which the numerator is the amount of the qualifying deposit of the Supplemental Eligible Account Holder and the denominator is the total amount of the qualifying deposits of all Supplemental Eligible Account Holders. Any subscription rights to purchase shares of Conversion Stock received by an Eligible Account Holder in accordance with Category 1 will reduce to the extent thereof the subscription rights to be distributed pursuant to Category 3.

  In the event of an oversubscription for shares of Conversion Stock by Supplemental Eligible Account Holders, available shares will be allocated among subscribing Supplemental Eligible Account Holders so as to permit each Supplemental Eligible Account Holder, to the extent possible, to purchase a number of shares sufficient to make his or her total allocation equal to 100 shares or the total amount of his or her subscription, whichever is less. Thereafter, any shares remaining will be allocated among Supplemental Eligible Account Holders in the proportion that the amount of the qualifying deposit of each such Supplemental Eligible Account Holder bears to the total amount of the qualifying deposits of all such Supplemental Eligible Account Holders. If the amount of shares so allocated to one or more Supplemental Eligible Account Holders exceeds the amount subscribed for by such Supplemental Eligible Account Holder(s), the excess will be reallocated (one or more times, as necessary) among those Supplemental Eligible Account Holders whose subscriptions are still not fully satisfied on the same principle until all available shares have been allocated or all subscriptions satisfied. No fractional shares will be issued in connection with the allocation of shares under this category.

  CATEGORY 4: OTHER MEMBERS. Subject to the minimum purchase limitation set forth in the Plan, each Other Member will receive, without payment, nontransferable subscription rights entitling such Other Member to purchase up to the greater of (i) the number of shares of Conversion Stock that when combined with Exchange Shares received aggregate 62,500 shares of Common Stock (or such maximum purchase limitation as may be established for the Community Offering), and (ii) or one-tenth of one percent of the total offering of Conversion Stock in the Subscription Offering.

  In the event of an oversubscription for shares of Conversion Stock by Other Members, the available shares of Conversion Stock will be allocated among the subscribing Other Members pro rata (to the extent of their orders) in the same proportion as the amount of Conversion Stock subscribed for by each Other Member bears to the amount of Conversion Stock subscribed for by all Other Members.

  CATEGORY 5: DIRECTORS, OFFICERS AND EMPLOYEES. To the extent that there are sufficient shares remaining after satisfaction of all subscriptions by Eligible Account Holders, Employee Stock Benefit Plans, Supplemental Eligible Account Holders and Other Members, then directors, officers and employees of the Mutual Holding Company, the Association and the Holding Company will receive, without payment, nontransferable subscription rights to purchase up to an aggregate of 21% of the shares of Conversion Stock offered in the Subscription Offering. The ability of directors, officers and employees to purchase Conversion Stock under this category is in addition to rights that are otherwise available to them under the Plan, which generally allows such persons to purchase in the aggregate up to 31% of the total number of shares of Conversion Stock sold in the Offering. See "--Limitations on Conversion Stock Purchases."

  In the event of an oversubscription in this category, subscription rights will be allocated among the individual directors, officers and employees on a point system basis, whereby such individuals will receive subscription rights in the proportion that the number of points assigned to each of them bears to the total points assigned to all directors, officers and employees, provided that no fractional shares shall be issued. One point will be assigned for each year of service with the Mutual Holding Company and the Association, one point for each salary increment of $5,000 per annum and five points for each office presently held in the Mutual Holding Company and the Association, including directorships. For information as to the number of shares of Conversion Stock proposed to be purchased by certain of the directors and officers, see "Beneficial Ownership of Capital Stock--Proposed Subscriptions by Directors and Executive Officers."

  CATEGORY 6: PUBLIC STOCKHOLDERS. To the extent that there are sufficient shares remaining after satisfaction of subscriptions by Eligible Account Holders, Employee Stock Benefit Plans, Supplemental Eligible Account Holders, Other Members and directors, officers and employees, each Public Stockholder as of the voting record date for the Stockholders' Meeting will receive, without payment, nontransferable subscription rights to purchase Conversion Stock in the Subscription Offering up to the greater of (i) the number of shares of Conversion Stock that when combined with Exchange Shares received aggregate 62,500 shares of Common Stock (or such maximum purchase limitations as may be established for the Community Offering) and (ii) one-tenth of one percent of the total offering of shares of Conversion Stock in the Subscription Offering.

  In the event of an oversubscription in this category, available shares will be allocated among subscribing Public Stockholders on a pro rata basis in the same proportion as each Public Stockholder's subscription bears to the total subscriptions of all subscribing Public Stockholders, provided that no fractional shares will be issued.

  Expiration Date for the Subscription Offering. The Subscription Offering will expire at 12:00 Noon, Central Time, on September 16, 1997, unless extended by the Holding Company with the approval of the OTS, if necessary. Such extensions may not be extended beyond October 4, 1997. Subscription rights which have not been exercised prior to the Expiration Date will become void.

  The Primary Parties will not execute orders until at least the minimum number of shares of Conversion Stock (680,000 shares) have been subscribed for or otherwise sold. If all shares have not been subscribed for or sold within 45 days after the Expiration Date, unless such period is extended with the consent of the OTS, all funds delivered to the Holding Company pursuant to the Subscription Offering will be returned promptly to the subscribers with interest and all withdrawal authorizations will be canceled. If an extension beyond the 45-day period following the Expiration Date is granted, the Holding Company will notify subscribers of the extension of time and subscribers will be resolicited and permitted to modify or cancel their subscriptions.

  Community Offering. Subject to the minimum purchase limitation set forth in the Plan and to the availability of shares of the Conversion Stock after satisfaction of all subscriptions of Eligible Account Holders, Employee Stock Benefit Plans, Supplemental Eligible Account Holders, Other Members, directors, officers and employees and Public Stockholders, the remaining shares of the Conversion Stock will be offered in the Community Offering to natural persons who reside in Missouri and to whomever else the Prospectus is delivered ("Other Purchasers"), giving preference to natural persons residing in the Missouri counties of St. Louis City, St. Louis, Jefferson, St. Charles and Franklin ("Preferred Other Purchasers") in a manner designed to achieve the widest possible distribution of Conversion Stock. The Community Offering may commence concurrently with or as soon as practicable after completion of the Subscription Offering and must be completed within 45 days after completion of the Subscription Offering, unless extended with the approval of the OTS.

  Other purchasers, together with associates of and persons acting in concert with such persons, may purchase up to the number of shares of Conversion Stock that when combined with Exchange Shares received aggregate 62,500 shares of Common Stock. See "--Limitations on Conversion Stock Purchases." THE OPPORTUNITY TO SUBSCRIBE FOR SHARES OF CONVERSION STOCK IN THE COMMUNITY OFFERING CATEGORY IS SUBJECT TO THE RIGHT OF THE PRIMARY PARTIES, IN THEIR SOLE DISCRETION, TO ACCEPT OR REJECT ANY SUCH ORDERS IN WHOLE OR IN PART EITHER AT THE TIME OF RECEIPT OF AN ORDER OR AS SOON AS PRACTICABLE FOLLOWING THE EXPIRATION DATE.

  If orders are received in the Community Offering for shares in excess of the available Conversion Stock, accepted subscriptions from Preferred Other Purchasers will first be filled in full up to a maximum of 2% of the Conversion Stock and thereafter remaining shares will be allocated on an equal number of shares basis per order until all orders of Preferred Other Purchasers have been filled, before any subscriptions in the Community Offering are filled from subscribers who are not Preferred Other Purchasers. If Preferred Other Purchasers order more shares of Conversion Stock than are available for purchase in the Community Offering, available shares of Conversion Stock will be allocated first to Preferred Other Purchasers pro rata (to the extent of their orders) in the same proportion as the amount of the Conversion Stock ordered by each bears to the total amount of the Conversion Stock ordered by all Preferred Other Purchasers. The Primary Parties may require a Person to provide evidence, satisfactory to the Primary Parties, that such Person qualifies as a Preferred Other Purchaser. Determinations as to whether a Person qualifies as a Preferred Other Purchaser will be made by the Primary Parties in their sole discretion and will be final and conclusive.

  To the extent that there are shares of Conversion Stock available after satisfaction of the subscriptions of Preferred Other Purchasers, accepted subscriptions from subscribers in the Community Offering who are not Preferred Other Purchasers will first be filled in full up to a maximum of 2% of the Conversion Stock and thereafter remaining shares will be allocated on an equal number of shares basis per order until all orders of subscribers who are not Preferred Other Purchasers have been filled. If Subscribers who are not Preferred Other Purchasers order more shares of Conversion Stock than are available for purchase in the Community Offering, available shares of Conversion Stock will be allocated first to such subscribers pro rata (to the extent of their orders) in the same proportion as the amount of the Conversion Stock ordered by each bears to the total amount of the Conversion Stock ordered by all subscribers in the Community Offering who are not Preferred Other Purchasers.

SYNDICATED COMMUNITY OFFERING

  The Plan also provides that shares of Conversion Stock may be made available in the Community Offering through a direct community marketing program that may provide for the utilization of a broker, dealer, consultant, or investment banking firm, experienced and expert in the sale of financial institution securities. Should a syndicated community offering be utilized, Trident would, acting as agent of the Holding Company, organize and form a syndicate of registered-broker dealers as selected dealers to assist the Holding Company and the Association in the sale of the Conversion Stock as part of the Community Offering. Neither Trident nor any registered broker-dealer will have any obligation to take or purchase shares of Conversion Stock in the syndicated community offering; however, Trident has agreed to use its best efforts in the sale of shares in the syndicated community offering. Stock sold in the syndicated community offering will be sold at the Purchase Price, and hence will be sold at the same price as all other shares in the Offering.

ALTERNATIVE OFFERINGS OF CONVERSION STOCK

  If for any reason a Syndicated Community Offering of shares of Conversion Stock not sold in the Subscription Offering or the Community Offering cannot be effected, or in the event that an insignificant amount of Conversion Stock is sold in the Subscription Offering or the Community Offering or in syndicated community offering, other arrangements will be made for the disposition of unsubscribed shares by the Holding Company, if possible. Such other purchase arrangements would be subject to the approval of the OTS, and with respect to federal securities matters, the SEC, and may provide for purchases for investment purposes by directors, their associates and other persons in excess of the limitations provided below and in excess of the proposed director and officer purchases set forth above. If such other purchase arrangements cannot be made, the Conversion and Reorganization will terminate.

STOCK PRICING, EXCHANGE RATIO AND NUMBER OF SHARES TO BE ISSUED

  The Plan requires that the purchase price of the Conversion Stock must be based on the appraised pro forma market value of the Conversion Stock, as determined on the basis of an independent valuation. The Primary Parties have retained RP Financial to make such valuation. For its services in making its appraisal and any expenses incurred in connection therewith, RP Financial will receive a maximum fee of $22,500 plus out of pocket expenses, and a fee of no greater than $5,000 plus out of pocket expenses for the preparation of a business plan and other services performed in connection with the Holding Company's application to the OTS. The Primary Parties have agreed to indemnify RP Financial and its employees and affiliates against certain losses (including any losses in connection with claims under the federal securities laws) arising out of its services as appraiser, except where RP Financial's liability results from its negligence or bad faith.

  The Appraisal has been prepared by RP Financial in reliance upon the information contained in this Prospectus, including the Consolidated Financial Statements of the Association. RP Financial also considered the following factors, among others: the present and projected operating results and financial condition of the Primary Parties and the economic and demographic conditions in the Association's existing market area; certain historical, financial and other information relating to the Association; a comparative evaluation of the operating and financial statistics of the Association with those of other similarly situated publicly-traded companies located in Missouri and Illinois and other regions of the United States; the aggregate size of the offering of the Conversion Stock; the impact of the Conversion and Reorganization on the Association's net worth and earnings potential; the proposed dividend policy of the Holding Company and the Association; and the trading market for the Association Shares and securities of comparable companies and general conditions in the market for such securities.

  On the basis of the foregoing, RP Financial has advised the Primary Parties in its opinion the estimated pro forma market value of the Conversion Stock and Exchange Shares was $15,037,594 as of June 20, 1997. Because the holders of the Public Association Shares will continue to hold the same aggregate percentage ownership interest in the Holding Company as they currently hold in the Association (before giving effect to the payment of cash in lieu of issuing fractional Exchange Shares, any exercise of dissenters' rights and any shares of Conversion Stock purchased by the Association's stockholders in the Offering or by the ESOP thereafter), the Appraisal was multiplied by the Mutual Holding Company's percentage interest in the Association (i.e., 53.2%) to determine the midpoint of the valuation ($8,000,000), and the minimum and maximum of the valuation were set at 15% below and above the midpoint, respectively, resulting in a range of $6,800,000 to $9,200,000. The Boards of Directors of the Primary Parties determined that the Conversion Stock would be sold at $10.00 per share, resulting in a range of 680,000 to 920,000 shares of Conversion Stock being offered. Upon consummation of the Conversion and Reorganization, the Conversion Stock and the Exchange Shares will represent approximately 53.2% and 46.8%, respectively, of the Holding Company's total outstanding shares. The Boards of Directors of the Primary Parties reviewed RP Financial's appraisal report, including the methodology and the assumptions used by RP Financial, and determined that the Offering Price Range was reasonable and adequate. The Boards of Directors of the Primary Parties also established the formula for determining the Exchange Ratio.

Based upon such formula and the Offering Price Range, the Exchange Ratio ranged from a minimum of 1.5283 to a maximum of 2.0678 Exchange Shares for each Public Association Share, with a midpoint of 1.7981. Based upon these Exchange Ratios, the Holding Company expects to issue between 598,195 and 809,323 Exchange Shares to the holders of Public Association Shares outstanding immediately prior to the consummation of the Conversion and Reorganization. The Offering Price Range and the Exchange Ratio may be amended with the approval of the OTS, if required, or if necessitated by subsequent developments in the financial condition of any of the Primary Parties or market conditions generally. In the event the Appraisal is updated to below $12,781,955 or above $19,887,218, such updated Appraisal will be filed with the SEC by post-effective amendment.

  Based upon current market and financial conditions and recent practices and policies of the OTS, in the event the Holding Company receives orders for Conversion Stock in excess of $9,200,000 (the maximum of the Offering Price Range) and up to $10,580,000 the maximum of the Offering Price Range, as adjusted by 15%), the Holding Company may be required by the OTS to accept all such orders. No assurances, however, can be made that the Holding Company will receive orders for Conversion Stock in excess of the maximum of the Offering Price Range or that, if such orders are received, that all such orders will be accepted because the Holding Company's final valuation and number of shares to be issued are subject to the receipt of an updated appraisal from RP Financial which reflects such an increase in the valuation and the approval of such increase by the OTS. There is no obligation or understanding on the part of management to take and/or pay for any shares of Conversion Stock in order to complete the Offering.

  The following table sets forth, based upon the minimum, midpoint, maximum and 15% above the maximum of the Offering Price Range, the following: (i) the total number of shares of Conversion Stock and Exchange Shares to be issued in the Conversion and Reorganization, (ii) the percentage of the total Common Stock represented by the Conversion Stock and the Exchange Shares, (iii) the total shares of Common Stock to be outstanding upon consummation of the Conversion and Reorganization, and (iv) the Exchange Ratio. The table assumes that no holder of Public Association Shares exercises dissenters' rights and that there is no cash paid in lieu of issuing fractional Exchange Shares.

                     CONVERSION STOCK  EXCHANGE SHARES
                       TO BE ISSUED     TO BE ISSUED   TOTAL SHARES OF
                     ----------------- --------------- COMMON STOCK TO EXCHANGE
                      AMOUNT   PERCENT AMOUNT  PERCENT BE OUTSTANDING   RATIO
                     --------- ------- ------- ------- --------------- --------
Minimum.............   680,000  53.2%  598,195  46.8%     1,278,195     1.5283
Midpoint............   800,000  53.2%  703,759  46.8%     1,503,759     1.7981
Maximum.............   920,000  53.2%  809,323  46.8%     1,729,323     2.0678
15% above Maximum... 1,058,000  53.2%  930,721  46.8%     1,988,721     2.3779

  RP Financial's valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing such shares. RP Financial did not independently verify the Consolidated Financial Statements and other information provided by the Association and the Mutual Holding Company, nor did RP Financial value independently the assets or liabilities of the Association. The valuation considers the Association and the Mutual Holding Company as going concerns and should not be considered as an indication of the liquidation value of the Association and the Mutual Holding Company. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons purchasing Conversion Stock or receiving Exchange Shares in the Conversion and Reorganization will thereafter be able to sell such shares at prices at or above the Purchase Price or in the range of the foregoing valuation of the pro forma market value thereof.

  No sale of shares of Conversion Stock or issuance of Exchange Shares may be consummated unless prior to such consummation RP Financial confirms that nothing of a material nature has occurred which, taking into account all relevant factors, would cause it to conclude that the Purchase Price is materially incompatible with the estimate of the pro forma market value of a share of Common Stock upon consummation of the Conversion and Reorganization. If such is not the case, a new Offering Price Range may be set, a new Exchange Ratio may be determined based upon the new Offering Price Range, a new Subscription Offering and Community Offering and/or syndicated community offering may be held or such other action may be taken as the Primary Parties shall determine and the OTS may permit or require.

  Depending upon market or financial conditions following the commencement of the Subscription Offering, the total number of shares of Conversion Stock to be issued in the Offering may be increased or decreased without a resolicitation of subscribers, provided that the product of the total number of shares times the Purchase Price is not below the minimum or more than 15% above the maximum of the Offering Price Range (exclusive of the number of shares of Conversion Stock which may be issued to the ESOP out of authorized but unissued shares of Common Stock to the extent such shares are not purchased in the Offering due to an oversubscription). In the event market or financial conditions change so as to cause the aggregate Purchase Price of the shares to be below the minimum of the Offering Price Range or more than 15% above the maximum of such range (exclusive of additional shares that may be issued to the ESOP), purchasers will be resolicited (i.e., permitted to continue their orders, in which case they will need to affirmatively reconfirm their subscriptions prior to the expiration of the resolicitation offering or their subscription funds will be promptly refunded with interest at the Association's passbook rate of interest, or be permitted to modify or rescind their subscriptions). Any increase or decrease in the number of shares of Conversion Stock will result in a corresponding change in the number of Exchange Shares, so that upon consummation of the Conversion and Reorganization the Conversion Stock and the Exchange Shares will represent approximately 53.2% and 46.8%, respectively, of the Holding Company's total outstanding shares of Common Stock (exclusive of the effects of the exercise of outstanding stock options).

  An increase in the number of shares of Conversion Stock, either as a result of an increase in the appraisal of the estimated pro forma market value or due to the purchase by the ESOP of authorized but unissued shares (see "--The Offering--Subscription Offering--Category 2: Employee Stock Benefit Plans"), would decrease both a subscriber's ownership interest and the Holding Company's pro forma net earnings and stockholders' equity on a per share basis while increasing pro forma net earnings and stockholders' equity on an aggregate basis. A decrease in the number of shares of Conversion Stock would increase both a subscriber's ownership interest and the Holding Company's pro forma net earnings and stockholders' equity on a per share basis while decreasing pro forma net earnings and stockholders' equity on an aggregate basis. See "Risk Factors--Possible Dilutive Effect of Issuance of Additional Shares" and "Pro Forma Data."

  The appraisal report of RP Financial has been flied as an exhibit to the Registration Statement and Application for Conversion of which this Prospectus is a part and is available for inspection in the manner set forth under "Additional Information."

PERSONS IN NONQUALIFIED STATES OR FOREIGN COUNTRIES

  The Holding Company will make reasonable efforts to comply with the securities laws of all states in the United States in which persons entitled to subscribe for stock pursuant to the Plan reside. The Holding Company, however, is not required to offer stock in the Subscription Offering to any person who resides in a foreign country or resides in a state of the United States with respect to which all of the following apply: (a) the number of persons otherwise eligible to subscribe for shares under the Plan who reside in such jurisdiction is small; (b) the granting of subscription rights or the offer or sale of shares of Conversion Stock to such persons would require any of the Primary Parties or their officers or directors, under the laws of such jurisdiction, to register as a broker, dealer, salesman or selling agent or to register or otherwise qualify its securities for sale in such jurisdiction or to qualify as a foreign corporation or file a consent to service of process in such jurisdiction; and (c) such registration, qualification or filing in the judgment of the Primary Parties would be impracticable or unduly burdensome for reasons of costs or otherwise. Where the number of persons eligible to subscribe for shares in one state is small, the Primary Parties would intend to base their decision as to whether or not to offer the Conversion Stock in such state on a number of factors, including but not limited to the size of accounts held by account holders in the state, the cost of registering or qualifying the shares or the need to register the Holding Company, its officers or directors as brokers, dealers or salesmen.

LIMITATIONS ON CONVERSION STOCK PURCHASES

  The Plan includes the following limitations on the number of shares of Conversion Stock that may be purchased:

    (a) Purchases of Conversion Stock in the Subscription Offering, including purchases in the Community Offering, by any person, and associates thereof, or a group acting in concert (as such terms are defined in the Plan), shall be limited to that number of shares of Conversion Stock that when combined with Exchange Shares received aggregate 62,500 shares of Common Stock, except that the Employee Stock Benefit Plans may purchase up to an aggregate of 7% of the number of shares of Conversion Stock to be issued in the Offering. Shares to be held by the Employee Stock Benefit Plans and attributable to a person shall not be aggregated with other shares purchased directly by or otherwise attributable to such person.

    (b) Directors and officers of the Association and the Mutual Holding Company and any associates thereof may not purchase in the aggregate more than 31% of the shares of Conversion Stock.

    (c) The Boards of Directors of the Primary Parties will not be deemed to be associates or a group acting in concert with other directors or trustees solely as a result of membership on the Board of Directors.

    (d) To the extent that shares of Conversion Stock are available, no subscriber will be allowed to purchase less than 25 shares of Conversion Stock.

    (e) The Boards of Directors of the Primary Parties, with the approval of the OTS and without further approval of members of the Mutual Holding Company or the Public Stockholders, may, as a result of market conditions and other factors, increase or decrease the purchase limitation in paragraph (a) above or the number of shares of Conversion Stock to be sold in the Conversion and Reorganization; provided that in no event may such purchase limitations be less than 1% or greater than 5% of the total number of shares of Common Stock to be issued in the Conversion and Reorganization, which purchase limit shall include Exchange Shares received. If the Primary Parties increase the maximum purchase limitations or the number of shares of Conversion Stock to be sold in the Conversion and Reorganization, the Holding Company is only required to resolicit persons who subscribed for the maximum purchase amount and may, in the sole discretion of the Holding Company, resolicit certain other large subscribers. If the Primary Parties decrease the maximum purchase limitations or the number of shares of Conversion Stock to be sold in the Conversion and Reorganization, the orders of any person who subscribed for the maximum purchase amount shall be decreased by the minimum amount necessary so that such person shall be in compliance with the then maximum number of shares permitted to be subscribed for by such person.

    (f) The purchase limitations in paragraphs (a) and (b) above may be increased to exceed 5% of the shares of Common Stock, provided that orders for Common Stock exceeding 5% shall not exceed in the aggregate 10% of the shares of Common Stock sold in the Conversion and Reorganization, including Exchange Shares, except that Employee Stock Benefit Plans may purchase up to an aggregate of 7% of the number of shares of Conversion Stock to be issued in the Offering.

    (g) Each Person purchasing Conversion Stock in the Conversion and Reorganization shall be deemed to confirm that such purchase does not conflict with the purchase limitations under the Plan or otherwise imposed by law, rule or regulation. If the number of shares of Conversion Stock otherwise allocable pursuant to the Plan to any person or that person's associates would be in excess of the maximum number of shares permitted as set forth above, the number of shares of Conversion Stock allocated to each such person shall be reduced to the lowest purchase limitation applicable to that person, and then the number of shares allocated to each group consisting of a person and that person's associates shall be reduced so that the aggregate allocation to that person and his or her associates complies with the above purchase limitations, and such maximum number of shares shall be reallocated among that person and his or her associates as they may agree, or in the absence of an agreement, in proportion to the shares subscribed for by each (after first applying the purchase limitations applicable to each person, separately).

    (h) The Primary Parties shall have the right to take all such actions as they may, in their sole discretion, deem necessary, appropriate or advisable in order to monitor and enforce the terms, condition, limitations and restrictions contained in the Plan and the terms, conditions and representations contained in the order form for the Conversion Stock, including, but not limited to, the absolute right (subject only to any necessary regulatory approvals or concurrences) to reject, limit or revoke acceptance of any subscription or order and to delay, terminate or refuse to consummate any sale of Conversion Stock that they believe might violate, or is designed to, or is any part of a plan to, evade or circumvent such terms, conditions, limitations, restrictions and representations. Any such action shall be final, conclusive and binding on all persons, and the Primary Parties and their respective Boards shall be free from any liability to any person on account of any such action.

    (i) Notwithstanding anything to the contrary contained in the Plan (except as otherwise may be required by the OTS), the Public Stockholders will not have to sell any Association Shares or to be limited in receiving Exchange Shares even if their ownership of Association Shares when converted into Exchange Shares would exceed an applicable purchase limitation.

  For purposes of the purchase limitations set forth in the Plan of Conversion, Exchange Shares will be valued at the same price that shares of Conversion Stock are issued in the Offering.

  In the event of an increase in the total number of shares of Conversion Stock offered in the Conversion due to an increase in the Offering Price Range of up to 15% (the "Adjusted Maximum"), the additional shares will be allocated in the following order of priority in accordance with the Plan: (i) in the event that there is an oversubscription by Eligible Account Holders, to fill Employee Stock Benefit Plan subscriptions; (ii) in the event that there is an oversubscription by Eligible Account Holders, to fill unfulfilled subscriptions of Eligible Account Holders, inclusive of the Adjusted Maximum;
(iii) in the event that there is an oversubscription by Supplemental Eligible Account Holders, to fill unfulfilled subscriptions of Supplemental Eligible Account Holders, inclusive of the Adjusted Maximum; (iv) in the event that there is an oversubscription by Other Members, to fill unfulfilled subscriptions of Other Members, inclusive of the Adjusted Maximum; (v) in the event there is an oversubscription by directors, officers and employees of the Mutual Holding Company, the Association and the Holding Company, to fill unfulfilled subscriptions of directors, officers and employees, inclusive of the Adjusted Maximum; (vi) in the event that there is an oversubscription by Public Stockholders, to fill unfulfilled subscriptions of Public Stockholders, inclusive of the Adjusted Maximum; and (vii) to fill unfulfilled subscriptions in the Community Offering to the extent possible, inclusive of the Adjusted Maximum.

MARKETING ARRANGEMENTS

  The Primary Parties have engaged Trident as a financial advisor and marketing agent in connection with the offering of the Conversion Stock, and Trident has agreed to use its best efforts to solicit subscriptions and purchase orders for shares of Conversion Stock in the Offering. Trident is a member of the NASD and a broker-dealer registered with the SEC. Trident will provide various services including, but not limited to, (1) training and educating the Association's employees who will be performing certain ministerial functions in the Offering regarding the mechanics and regulatory requirements of the stock sales process; (2) providing its employees to staff the Stock Information Center to assist the Association's customers and internal stock purchasers and to keep records of orders for shares of Conversion Stock; (3) targeting the Holding Company's sales efforts, including preparation of marketing materials; and (4) assisting in the solicitation of proxies of members of the Mutual Holding Company and stockholders of the Association for use at the Members' Meeting and the Stockholders' Meeting, respectively. Based upon negotiations between the Primary Parties and Trident, Trident will receive a fixed fee of $90,000. In the event that a selected dealers agreement is entered into in connection with a syndicated community offering, the Association will pay a fee to Trident and to selected broker-dealers for shares sold by such NASD member firms pursuant to a selected dealers agreement in an amount to be agreed upon jointly by Trident, the Holding Company and the Association to reflect market requirements at the time of the syndicated community offering. Fees paid to Trident and to any other broker-dealer may be deemed to be underwriting fees, and Trident and such broker-dealers may be deemed to be underwriters. Trident also will be reimbursed for its reasonable out-of-pocket expenses (including legal fees and expenses) not to exceed $30,000. The Primary Parties have agreed to indemnify Trident in connection with certain claims or liabilities, including certain liabilities under the Securities Act.

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

  Directors and executive officers of the Primary Parties may participate in the solicitation of offers to purchase Conversion Stock. Other employees of the Association may participate in the Offering in ministerial capacities or providing clerical work in effecting a sales transaction. Such other employees have been instructed not to solicit offers to purchase Conversion Stock or provide advice regarding the purchase of Conversion Stock. Questions of prospective purchasers will be directed to executive officers or registered representatives. The Holding Company will rely on Rule 3a4-1 under the Exchange Act, and sales of Conversion Stock will be conducted within the requirements of Rule 3a4-1, so as to permit officers, directors and employees to participate in the sale of Conversion Stock. No officer, director or employee of the Primary Parties will be compensated in connection with his solicitations or other participation in the Offering or the Exchange by the payment of commissions or other remuneration based either directly or indirectly on transactions in the Conversion Stock and Exchange Shares, respectively.

PROCEDURE FOR PURCHASING SHARES IN THE OFFERING

  To ensure that each subscriber receives a Prospectus at least 48 hours before the Expiration Date in accordance with Rule 15c2-8 of the Exchange Act, no Prospectus will be mailed any later than five days prior to such date or hand delivered any later than two days prior to such date. Execution of the order form will confirm receipt or delivery of the Prospectus in accordance with Rule 15c2-8. Order forms will only be distributed with a Prospectus.

  To purchase shares in the Offering, an executed order form with the required payment for each share subscribed for, or with appropriate authorization for withdrawal from a deposit account at the Association (which may be given by completing the appropriate blanks in the order form), must be received by the Association at any of its offices by 12:00 Noon, Central Time, on the Expiration Date. In addition, the Primary Parties will require a prospective purchaser to execute a certification in the form required by applicable OTS regulations in connection with any sale of Conversion Stock. Order forms which are not received by such time or are executed defectively or are received without full payment (or appropriate withdrawal instructions) are not required to be accepted. In addition, the Association will not accept orders submitted on photocopied or facsimiled order forms nor order forms unaccompanied by an executed certification form. The Primary Parties have the right to waive or permit the correction of incomplete or improperly executed forms, but do not represent that they will do so. Once received, an executed order form may not be modified, amended or rescinded without the consent of the Primary Parties, unless the Offering has not been completed within 45 days after the end of the Subscription and Community Offering, unless such period has been extended.

  In order to ensure that Eligible Account Holders, Supplemental Eligible Account Holders and Other Members are properly identified as to their stock purchase priority, depositors as of the close of business on the Eligibility Record Date (March 31, 1996) or the Supplemental Eligibility Record Date (June 30, 1997) and depositors and certain borrowers as of the close of business on the voting record date for the Members' Meeting (August 8, 1997) must list on the order form all accounts in which they have an ownership interest, giving all names in each account and the account numbers.

  Payment for subscriptions may be made (i) in cash if delivered in person at any office of the Association, (ii) by check or money order or (iii) by authorization of withdrawal from deposit accounts maintained with the Association. Interest will be paid on payments made by cash, check or money order at the Association's passbook rate of interest from the date payment is received until completion or termination of the Conversion and Reorganization. If payment is made by authorization of withdrawal from deposit accounts, the funds authorized to be withdrawn from a deposit account will continue to accrue interest at the contractual rates until completion or termination of the Conversion and Reorganization, but a hold will be placed on such funds, thereby making them unavailable to the depositor until completion or termination of the Conversion and Reorganization.

  If a subscriber authorizes the Association to withdraw the aggregate amount of the purchase price from a deposit account, the Association will do so as of the effective date of the Conversion and Reorganization. The Association will waive any applicable penalties for early withdrawal from certificate accounts. If the remaining

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

balance in a certificate account is reduced below the applicable minimum balance requirement at the time that the funds actually are transferred under the authorization, the certificate will be canceled at the time of the withdrawal, without penalty, and the remaining balance will earn interest at the passbook rate.

  Employee Stock Benefit Plans will not be required to pay for the shares subscribed for at the time it subscribes, but rather may pay for such shares of Conversion Stock subscribed for by it at the Purchase Price upon consummation of the Offering, provided that there is in force from the time of its subscription until such time, a loan commitment from an unrelated financial institution or the Holding Company to lend to the Employee Stock Benefit Plan, at such time, the aggregate Purchase Price of the shares for which it subscribed.

  Owners of self-directed Individual Retirement Accounts ("IRAs") may use the assets of such IRAs to purchase shares of Conversion Stock in the Offering, provided that such IRAs are not maintained at the Association. Persons with self-directed IRAs maintained at the Association must have their accounts transferred to an unaffiliated institution or broker to purchase shares of Conversion Stock in the Offering. In addition, ERISA provisions and IRS regulations require that officers, directors and 10% stockholders who use self-directed IRA funds to purchase shares of Conversion Stock in the Offering make such purchases for the exclusive benefit of the IRAs. Any interested parties wishing to use IRA funds for stock purchases are advised to contact the Stock Information Center for additional information and allow sufficient time for the account to be transferred as required.

RESTRICTIONS ON TRANSFER OF SUBSCRIPTION RIGHTS AND SHARES

  Pursuant to the rules and regulations of the OTS, no person with subscription rights may transfer or enter into any agreement or understanding to transfer the legal or beneficial ownership of the subscription rights issued under the Plan or the shares of Conversion Stock to be issued upon their exercise. Such rights may be exercised only by the person to whom they are granted and only for that person's account. Persons exercising such subscription rights will be required to certify that they are purchasing shares solely for their own account and that they have no agreement or understanding regarding the sale or transfer of such shares. Federal regulations also prohibit any person from offering or making an announcement of an offer or intent to make an offer to purchase such subscription rights or shares of Conversion Stock prior to the completion of the Conversion and Reorganization.

  THE PRIMARY PARTIES WILL PURSUE ANY AND ALL LEGAL AND EQUITABLE REMEDIES IN THE EVENT THEY BECOME AWARE OF THE TRANSFER OF SUBSCRIPTION RIGHTS AND WILL NOT HONOR ORDERS KNOWN BY THEM TO INVOLVE THE TRANSFER OF SUCH RIGHTS.

LIQUIDATION RIGHTS

  In the unlikely event of a complete liquidation of the Mutual Holding Company in its present mutual form, each depositor of the Association would receive his or her pro rata share of any assets of the Mutual Holding Company remaining after payment of claims of all creditors. Each depositor's pro rata share of such remaining assets would be in the same proportion as the value of his or her deposit account was to the total value of all deposit accounts in the Association at the time of liquidation. After the Conversion and Reorganization, each depositor, in the event of a complete liquidation of the Association, would have a claim as a creditor of the same general priority as the claims of all other general creditors of the Association. However, except as described below, his or her claim would be solely in the amount of the balance in his or her deposit account plus accrued interest. He or she would not have an interest in the value or assets of the Association or the Holding Company above that amount.

  The Plan provides for the establishment, upon the completion of the Conversion and Reorganization, of a special "liquidation account" for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders in an amount equal to the amount of any dividends waived by the Mutual Holding Company plus the greater of (1) the Association's retained earnings of $8,067,000 at March 31, 1993, the date of the latest

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

statement of financial condition contained in the final offering circular utilized in the Mutual Holding Company Reorganization, or (2) 53.2% of the Association's total stockholders' equity as reflected in its latest balance sheet contained in the final Prospectus utilized in the Offering. As of the date of this Prospectus, the initial balance of the liquidation account would be approximately $8,877,000. Each Eligible Account Holder and Supplemental Eligible Account Holder, if he were to continue to maintain his deposit account at the Association, would be entitled, upon a complete liquidation of the Association after the Conversion and Reorganization, to an interest in the liquidation account prior to any payment to the Holding Company as the sole stockholder of the Association. Each Eligible Account Holder and Supplemental Eligible Account Holder would have an initial interest in such liquidation account for each deposit account, including passbook accounts, transaction accounts such as checking accounts, money market deposit accounts and certificates of deposit, held in the Association at the close of business on March 31, 1996 or June 30, 1997, as the case may be. Each Eligible Account Holder and Supplemental Eligible Account Holder will have a pro rata interest in the total liquidation account balance based on the proportion that the balance of each such deposit account on the March 31, 1996 Eligibility Record Date (or the June 30, 1997 Supplemental Eligibility Record Date, as the case may be) bore to the balance of all deposit accounts in the Association on such date.

  If, however, on any March 31 annual closing date of the Association, commencing March 31, 1998, the amount in any deposit account is less than the amount in such deposit account on March 31, 1996 or June 30, 1997, as the case may be, or any other annual closing date, then the interest in the liquidation account relating to such deposit account would be reduced by the proportion of any such reduction, and such interest will cease to exist if such deposit account is closed. In addition, no interest in the liquidation account would ever be increased despite any subsequent increase in the related deposit account. Any assets remaining after the above liquidation rights of Eligible Account Holders and Supplemental Eligible Account Holders are satisfied would be distributed to the Holding Company as the sole stockholder of the Association.

TAX ASPECTS

  Consummation of the Conversion and Reorganization is expressly conditioned upon prior receipt of either a ruling or an opinion of counsel or of a certified public accounting firm with respect to federal tax laws, and either a ruling or an opinion with respect to Missouri income tax laws, to the effect that consummation of the transactions contemplated hereby will not result in a taxable reorganization under the provisions of the applicable codes or otherwise result in any adverse tax consequences to the Mutual Holding Company, the Association, the Holding Company or to account holders receiving subscription rights, except to the extent, if any, that subscription rights are deemed to have fair market value on the date such rights are issued. This condition may not be waived by the Primary Parties.

  KPMG Peat Marwick LLP has issued an opinion to the Holding Company, the Association and the Mutual Holding Company to the effect that, for federal income tax purposes: (1) the converted Mutual Holding Company's merger with and into the Association, with the Association being the surviving institution, will qualify as a reorganization within the meaning of Section 368(a)(1)(A) of the Code, (2) no gain or loss will be recognized by the Association upon the receipt of the assets of the Mutual Holding Company in such merger, (3) the merger of Interim with and into the Association, with the Association being the surviving institution, will qualify as a reorganization within the meaning of Section 368(a)(1)(A) and Section 368(a)(2)(E) of the Code, (4) no gain or loss will be recognized by Interim upon the transfer of its assets to the Association, (5) no gain or loss will be recognized by the Association upon the receipt of the assets of Interim, (6) no gain or loss will be recognized by the Holding Company upon the receipt of Association common stock solely in exchange for Common Stock, (7) no gain or loss will be recognized by the Public Stockholders upon the receipt of Common Stock solely in exchange for their Public Association Shares, (8) the basis of the Common Stock to be received by the Public Stockholders will be the same as the basis of the Public Association Shares surrendered in exchange therefor, before giving effect to any payment of cash in lieu of fractional shares, (9) the holding period of the Common Stock to be received by the Public Stockholders will include the holding period of the Public Association Shares, provided that the Public Association Shares were held as a capital asset on the date of the exchange, and (10) no gain or loss will be recognized by Eligible Account Holders and Supplemental Eligible

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

Account Holders upon distribution to them of subscription rights to purchase shares of Conversion Stock, provided that the amount paid for the Conversion Stock is equal to the fair market value of the Conversion Stock.

  KPMG Peat Marwick LLP has also issued an opinion to the Holding Company and the Association to the effect that there are no material adverse Missouri income tax consequences as a result of the Conversion and Reorganization.

  Unlike private rulings, an opinion is not binding on the IRS and the IRS could disagree with conclusions reached therein. In the event of such disagreement, there can be no assurance that the IRS would not prevail in a judicial or administrative proceeding.

DELIVERY AND EXCHANGE OF CERTIFICATES

  Conversion Stock. Certificates representing Conversion Stock issued in connection with the Offering will be mailed by the Holding Company's transfer agent for the Common Stock to the persons entitled thereto at the addresses of such persons appearing on the stock order form for Conversion Stock as soon as practicable following consummation of the Conversion and Reorganization. Any certificates returned as undeliverable will be held by the Holding Company until claimed by persons legally entitled thereto or otherwise disposed of in accordance with applicable law. Until certificates for Conversion Stock are available and delivered to subscribers, subscribers may not be able to sell such shares.

  Exchange Shares. After consummation of the Conversion and Reorganization, each holder of a certificate or certificates theretofore evidencing issued and outstanding Association Shares (other than the Mutual Holding Company), upon surrender of the same to an agent, duly appointed by the Holding Company, which is anticipated to be the transfer agent for the Common Stock (the "Exchange Agent"), shall be entitled to receive in exchange therefor a certificate or certificates representing the number of full shares of Common Stock for which the Association Shares theretofore represented by the certificate or certificates so surrendered shall have been converted based on the Exchange Ratio. The Exchange Agent shall promptly mail to each such holder of record of an outstanding certificate which immediately prior to the consummation of the Conversion and Reorganization evidenced Association Shares, and which is to be exchanged for Common Stock based on the Exchange Ratio as provided in the Plan, a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to such certificate shall pass, only upon delivery of such certificate to the Exchange Agent) advising such holder of the terms of the exchange effected by the Conversion and Reorganization and of the procedure for surrendering to the Exchange Agent such certificate in exchange for a certificate or certificates evidencing Common Stock. The Association's stockholders should not forward Association Shares certificates to the Association or the Exchange Agent until they have received the transmittal letter.

  No holder of a certificate theretofore representing Association Shares shall be entitled to receive any dividends in respect of the Common Stock into which such shares shall have been converted by virtue of the Conversion and Reorganization until the certificate representing such Association Shares is surrendered in exchange for certificates representing shares of Common Stock. In the event that dividends are declared and paid by the Holding Company in respect of Common Stock after the consummation of the Conversion and Reorganization but prior to surrender of certificates representing Association Shares, dividends payable in respect of shares of Common Stock not then issued shall accrue (without interest). Any such dividends shall be paid (without interest) upon surrender of the certificates representing such Association Shares. The Holding Company shall be entitled, after the consummation of the Conversion and Reorganization, to treat certificates representing Association Shares as evidencing ownership of the number of full shares of Common Stock into which the Association Shares represented by such certificates shall have been converted, notwithstanding the failure on the part of the holder thereof to surrender such certificates.

  The Holding Company shall not be obligated to deliver a certificate or certificates representing shares of Common Stock to which a holder of Association Shares would otherwise be entitled as a result of the Conversion

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

and Reorganization until such holder surrenders the certificate or certificates representing the Association Shares for exchange as provided above, or, in default thereof, an appropriate affidavit of loss and indemnity agreement and/or a bond as may be required in each case by the Holding Company. If any certificate evidencing shares of Common Stock is to be issued in a name other than that in which the certificate evidencing Association Shares surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange pay to the Exchange Agent any transfer or other tax required by reason of the issuance of a certificate for shares of Common Stock in any name other than that of the registered holder of the certificate surrendered or otherwise establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

REQUIRED APPROVALS

  Various approvals of the OTS are required in order to consummate the Conversion and Reorganization. The OTS has approved the Plan, subject to approval by the Mutual Holding Company's members and the Association's stockholders. In addition, consummation of the Conversion and Reorganization is subject to OTS approval of the Holding Company's application to acquire all of the to-be-outstanding Association common stock and the applications with respect to the merger of the Mutual Holding Company (following its conversion to a federal interim stock savings association) into the Association and the merger of Interim into the Association, with the Association being the surviving entity in both mergers. Applications for these approvals have been filed and are currently pending. There can be no assurances that the requisite OTS approvals will be received in a timely manner, in which event the consummation of the Conversion and Reorganization may be delayed beyond the expiration of the Offering.

  The Plan of Merger providing for the merger of the Mutual Holding Company with and into the Association, which is attached to the Plan as Annex A, and the Plan of Merger providing for the merger of Interim with and into the Association, which is attached to the Plan as Annex B, each must be approved by the holders of at least two-thirds of the outstanding Association Shares at the Stockholders' Meeting. The Plan of Merger between Interim and the Association also must be approved by the Holding Company, as the sole stockholder of Interim.

  In addition, the Primary Parties have conditioned the consummation of the Conversion and Reorganization upon the approval of the Plan, including the Plans of Merger, by at least a majority of the votes cast, in person or by proxy, by the Public Stockholders at the Stockholders' Meeting. The Plan is subject to the approval of the OTS, and it also must be approved by at least a majority of the total outstanding votes of the voting members of the Mutual Holding Company at the Members' Meeting, which votes may be cast in person or by proxy.

DISSENTERS' RIGHTS OF APPRAISAL

  Holders of Association Common Stock are entitled to appraisal rights under
Section 552.14 of the OTS regulations as a result of the merger of the Mutual Holding Company (following its conversion to a federal interim stock savings association) with and into the Association and the merger of Interim with and into the Association. A holder of Association Shares wishing to exercise his or her appraisal rights must deliver to the Secretary of the Association, before the vote on the Plans of Merger at the Stockholders' Meeting, a writing which identifies such stockholder and which states his or her intention to demand appraisal of and payment for his or her Association Shares. Such demand must be in addition to and separate from any proxy or vote against the Plans of Merger. Any such stockholder who wishes to exercise such appraisal rights should review carefully the discussion of such rights in the Association's proxy statement, including Appendix D thereto, because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under Section 552.14. All written demands for appraisal should be sent or delivered to the attention of the Secretary of the Association, Equality Savings and Loan Association, F.A., 4131 South Grand Boulevard, St. Louis, Missouri 63118-3436 so as to be received prior to the vote at the Stockholders' Meeting with respect to the Plans of Merger. Pursuant to the Plan, consummation of the Conversion and Reorganization is conditioned upon holders of less than 10% of the outstanding Association Shares exercising appraisal rights.

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

CERTAIN RESTRICTIONS ON PURCHASE OR TRANSFER OF SHARES AFTER THE CONVERSION AND REORGANIZATION

  All shares of Conversion Stock purchased in connection with the Conversion and Reorganization by a director or an executive officer of the Primary Parties will be subject to a restriction that the shares not be sold for a period of one year following the Conversion and Reorganization, except in the event of the death of such director or executive officer or pursuant to a merger or similar transaction approved by the OTS. Each certificate for restricted shares will bear a legend giving notice of this restriction on transfer, and appropriate stop-transfer instructions will be issued to the Holding Company's transfer agent. Any shares of Common Stock issued within this one-year period as a stock dividend, stock split or otherwise with respect to such restricted stock will be subject to the same restrictions. The directors and executive officers of the Holding Company will also be subject to the insider trading rules promulgated pursuant to the Exchange Act.

  Purchases of Common Stock of the Holding Company by directors, executive officers and their associates during the three-year period following completion of the Conversion and Reorganization may be made only through a broker or dealer registered with the SEC, except with the prior written approval of the OTS. This restriction does not apply, however, to negotiated transactions involving more than 1.0% of the Holding Company's outstanding Common Stock or to the purchase of stock pursuant to any tax-qualified employee stock benefit plan, such as the ESOP, or by any non-tax-qualified employee stock benefit plan, such as the 1997 MRP.

  Pursuant to OTS regulations, the Holding Company will generally be prohibited from repurchasing any shares of Common Stock within one year following consummation of the Conversion and Reorganization. During the second and third years following consummation of the Conversion and Reorganization, the Holding Company may not repurchase any shares of its Common Stock other than pursuant to (i) an offer to all stockholders on a pro rata basis which is approved by the OTS; (ii) the repurchase of qualifying shares of a director, if any; (iii) purchases in the open market by a tax-qualified or non-tax-qualified employee stock benefit plan in an amount reasonable and appropriate to fund the plan; or (iv) purchases that are part of an open-market program not involving more than 5% of its outstanding capital stock during a 12-month period, if the repurchases do not cause the Association to become undercapitalized and the Association provides to the Regional Director of the OTS no later than 10 days prior to the commencement of a repurchase program written notice containing a full description of the program to be undertaken and such program is not disapproved by the Regional Director. However, the Regional Director has authority to permit repurchases during the first year following consummation of the Conversion and Reorganization and to permit repurchases in excess of 5% during the second and third years upon the establishment of exceptional circumstances (i.e., where such repurchases would be in the best interests of the institution and its stockholders).

                      COMPARISON OF STOCKHOLDERS' RIGHTS

GENERAL

  As a result of the Conversion and Reorganization, stockholders of the Association, a federally chartered savings association which is a majority owned subsidiary of the Mutual Holding Company, will become stockholders of the Holding Company, a Delaware corporation.

  There are certain differences in the rights of stockholders as a result of the differences between the Association's charter and bylaws and the Holding Company's certificate of incorporation and bylaws and the differences between laws with respect to federally chartered savings associations and the DGCL.

  The following discussion is not intended to be a complete statement of the differences affecting the rights of stockholders and is qualified in its entirety by reference to the certificate of incorporation and bylaws of the Holding Company and the DGCL.

AUTHORIZED CAPITAL STOCK

  The Holding Company's authorized capital stock consists of 4,000,000 shares of common stock, par value $0.01 per share, and 200,000 shares of preferred stock, par value $0.01 per share, whereas the Association's authorized capital stock consists of 4,000,000 shares of common stock, par value $1.00 per share and 1,000,000

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

shares of preferred stock, par value $1.00 per share. The Board of Directors of the Holding Company has determined to issue no preferred stock and up to 1,729,323 shares of Common Stock in the Conversion and Reorganization.

  The Holding Company's certificate of incorporation authorized the additional shares of Common Stock to provide the Board of Directors with as much flexibility as possible to effect, among other transactions, financings, acquisitions, stock dividends, stock splits, shares under the Reinvestment Plan and employee stock options. These additional authorized shares of Common Stock, however, may also be used by the Board of Directors, to the extent consistent with its fiduciary duties to the stockholders of the Holding Company, to deter future attempts to gain control of the Holding Company. With regard to the authorized but unissued preferred stock of the Holding Company, the Board of Directors has sole authority to determine the terms of any one or more series of such preferred stock, including voting rights, conversion rates, and liquidation preferences. See "Description of Capital Stock-- Preferred Stock." As a result of the ability to fix voting rights for a series of preferred stock, the Board of Directors of the Holding Company has the power, to the extent consistent with its fiduciary duties to the stockholders of the Holding Company, to issue a series of preferred stock to persons friendly to management in order to attempt to block a post-tender offer merger or other transaction by which a third party seeks control, and thereby to assist management to retain its position. The Holding Company's Board of Directors currently has no plans for the issuance of any preferred stock or of any additional shares of Common Stock, other than the issuance of additional shares of Common Stock pursuant to the terms of the employee benefit plans.

  The Holding Company will be subject to an annual franchise tax in the State of Delaware and in the State of Missouri. As a federally chartered institution, the Association is not subject to franchise taxes, regardless of the amount of its authorized capitalization.

ISSUANCE OF CAPITAL STOCK

  Pursuant to applicable laws and regulations, the Mutual Holding Company is required to own not less than a majority of the outstanding Association Shares. There will be no such restriction applicable to the Holding Company following consummation of the Conversion and Reorganization.

  The certificate of incorporation of the Holding Company does not contain restrictions on the issuance of shares of capital stock to directors, officers or controlling persons of the Holding Company, whereas the charter of the Association restricts such issuance to general public offerings, or if qualifying shares, to directors, unless the share issuance or the plan under which they would be issued has been approved by a majority of the total votes eligible to be cast at a legal meeting.

  Thus, stock-related compensation plans such as stock option plans could be adopted by the Holding Company and the Association without stockholder approval and shares of Holding Company capital stock and Association capital stock could be issued directly to directors, officers or controlling persons without stockholder approval. The bylaws of the NASD, however, generally require corporations with securities which are quoted on the Nasdaq NMS to obtain stockholder approval of most stock compensation plans for directors, officers and key employees of the corporation. Moreover, although generally not required, stockholder approval of stock-related compensation plans may be sought in certain instances in order to qualify such plans for favorable federal income tax treatment under current laws and regulations. The Holding Company intends to seek stockholder approval of the 1997 Stock Option Plan and 1997 MRP. For additional information regarding these two stock award programs, see "Management of the Holding Company and Association--Employment Benefit Plans--1997 Stock Option Plan," and "--1997 Management Recognition Plan."

  Neither the charter and bylaws of the Association nor the certificate of incorporation and bylaws of the Holding Company provide for preemptive rights to stockholders in connection with the issuance of capital stock.

VOTING RIGHTS

  The Association's charter and the certificate of incorporation and bylaws of the Holding Company eliminate cumulative voting in elections of directors. Elimination of cumulative voting will help to ensure continuity and stability of the Holding Company's Board of Directors and the policies adopted by it by making it more difficult for the holders of a relatively small amount of the Common Stock to elect their nominees to the Board of Directors and possibly by delaying, deterring or discouraging proxy contests.

  The Association's charter permits the provision of separate class voting rights for holders of a class of the Association preferred stock only under specified circumstances, including (i) mergers, consolidations and sales, leases or conveyances of property of the Association if the class of the Association preferred stock is to be exchanged for securities of another corporation, (ii) amendments of the charter that would adversely change the specific terms of any class or series of the Association preferred stock and
(iii) the provision of class voting rights to holders of the Association preferred stock permitting such holders to elect a specified number of directors of the Board of Directors of the Association (which must be less than a majority of directors) in the event of default in the payment of dividends on the Association preferred stock. The certificate of incorporation of the Holding Company does not contain any specification of or limitation on the circumstances under which separate class voting rights may be provided to a particular class or series of Holding Company preferred stock.

  For additional information relating to voting rights, see "--Limitations on Acquisitions of Voting Stock and Voting Rights" below.

PAYMENT OF DIVIDENDS

  The ability of the Association to pay dividends on its capital stock is restricted by OTS regulations. See "Regulation and Supervision--Federal Savings Association Regulation--Limitation on Capital Distributions." Although the Holding Company is not subject to these restrictions as a Delaware corporation, such restrictions will indirectly affect the Holding Company because dividends from the Association will be a primary source of funds of the Holding Company for the payment of dividends to stockholders of the Holding Company.

  The DGCL generally provides that, subject to any restrictions in the corporation's certificate of incorporation, dividends may be declared from the corporation's surplus, as defined by Delaware law, or, if there is no surplus, from its net profits for the fiscal year in which the dividend is declared and the preceding fiscal year. However, if the corporation's capital has been diminished to an amount less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets, dividends may not be declared and paid out of such net profits until the deficiency in such capital has been repaired.

BOARD OF DIRECTORS

  The Association's bylaws and the certificate of incorporation of the Holding Company, respectively, require the Board of Directors of the Association and the Holding Company to be divided into three classes as nearly equal in number as possible and that the members of each class shall be elected for a term of three years and until their successors are elected and qualified, with one class being elected annually.

  Under the Association's bylaws, any vacancies in the Board of Directors of the Association may be filled by the affirmative vote of a majority of the remaining directors although less than a quorum of the Board of Directors. Persons elected by the directors of the Association to fill vacancies may only serve until the next annual meeting of stockholders. Under the Holding Company's certificate of incorporation, however, any vacancy occurring in the Board of Directors of the Holding Company, including any vacancy created by reason of an increase in the number of directors, may be filled by the remaining directors, and any director so chosen shall hold office for the remainder of the term to which the director has been elected and until his or her successor is elected and qualified.

  Under the Association's bylaws, any director may be removed for cause by the holders of a majority of the outstanding voting shares, provided that if less than the entire board is to be removed, none of the directors may be removed if the votes cast against the removal would be sufficient to elect a director if then cumulatively voted at an election of the class of directors of which such director is a member. The certificate of incorporation and the bylaws of the Holding Company provide that directors may be removed from office only for cause and only upon the vote of the holders of at least 80% of the outstanding shares of all classes of capital stock of the Holding Company.

  The classification of directors, the removal requirements and the absence of cumulative voting in the Holding Company's certificate of incorporation and bylaws have the effect of making it more difficult for stockholders to change the composition of the Board of Directors in a relatively short period of time.

LIMITATIONS ON LIABILITY

  The Holding Company's certificate of incorporation currently provides that directors of the Holding Company shall not be personally liable to the Holding Company or its stockholders for monetary damages for breaches of fiduciary duty, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for the payment of certain unlawful dividends and the making of certain stock purchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. This provision would absolve directors of personal liability for simple negligence in the performance of their duties. It would not permit a director to be exculpated, however, for liability for actions involving conflicts of interest or breaches of the traditional "duty of loyalty" to the Holding Company and its stockholders, and it would not affect the availability of injunctive or other equitable relief as a remedy.

  The provision in the Holding Company's certificate of incorporation that limits the personal liability of directors is designed to ensure that the ability of the Holding Company's directors to exercise their best business judgment in managing the Holding Company's affairs is not unreasonably impeded by exposure to the potentially high personal costs or other uncertainties of litigation. The nature of the tasks and responsibilities undertaken by directors of publicly-held corporations often require such persons to make difficult judgments of great importance that can expose such persons to personal liability, but from which they will acquire no personal benefit. In recent years, litigation against publicly held corporations and their directors challenging good faith business judgments and involving no allegations of personal wrongdoing has become common. Such litigation regularly involves damage claims in huge amounts that bear no relationship to the amount of compensation received by the directors, particularly in the case of directors who are not employees of the corporation. The expense of such litigation, whether it is well-founded or not, can be enormous. The provision of the certificate of incorporation relating to director liability is intended to reduce, in appropriate cases, the risk incident to serving as a director and to enable the Holding Company to elect and retain the persons most qualified to serve as directors.

  Currently, federal law does not permit federally chartered savings associations such as the Association to limit the personal liability of directors in the manner authorized by the DGCL and the laws of many other states.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The Association's charter and bylaws do not contain any provision relating to indemnification of directors and officers of the Association. Under present OTS regulations, however, the Association shall indemnify its directors, officers and employees for any costs incurred in connection with any litigation involving any such person's activities as a director, officer or employee if such person obtains a final judgment on the merits in his or her favor. In addition, indemnification is permitted in the case of a settlement, a final judgment against such person or final judgment other than on the merits, if a majority of disinterested directors determine that such person was acting in good faith within the scope of his or her employment as he or she could reasonably have perceived it under the circumstances and for a purpose he or she could reasonably have believed under the circumstances was in the best interest of the Association or its stockholders. The Association also is permitted to

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

pay ongoing expenses incurred by a director, officer or employee if a majority of disinterested directors concludes that such person may ultimately be entitled to indemnification. Before making any indemnification payment, the Association is required to notify the OTS of its intention and such payment cannot be made if the OTS objects to it.

  The Holding Company's certificate of incorporation and bylaws provide that the Holding Company shall indemnify and advance expenses to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Holding Company, or is or was a director or officer of the Holding Company and is or was serving at the request of the Holding Company as a director or officer of another enterprise against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding to the fullest extent authorized by the DGCL.

SPECIAL MEETINGS OF STOCKHOLDERS

  The Association's charter and bylaws provide that special meetings of the stockholders of the Association may be called by the Chairman, President, a majority of the Board of Directors or the holders of not less than one-tenth of the outstanding capital stock of the Association entitled to vote at the meeting; provided that special meetings of stockholders relating to changes in control of the Association or amendments to its charter may be called only upon direction of the Board of Directors of the Association.

  The certificate of incorporation and bylaws of the Holding Company allow only the chairman of the Board of Directors, the president or a majority of the Board of Directors to call a special stockholders' meeting. Stockholders do not have the right to call such a meeting. This provision may have the effect of delaying consideration of a stockholder proposal until the next annual meeting of stockholders.

STOCKHOLDER NOMINATIONS AND PROPOSALS

  The Association's bylaws generally provide that stockholders may submit nominations for election as director at an annual meeting of stockholders and any new business to be taken up at such a meeting at least five days before the date of any such meeting.

  The Holding Company's certificate of incorporation requires advance notification to the secretary of the Holding Company of nominations of persons for election to the Board of Directors by a stockholder. The notice must be received not later than the date corresponding to 40 days before the first anniversary date of the immediately preceding annual meeting of stockholders. The notice by a stockholder must comply with certain information requirements specified in the certificate of incorporation. Advance written notification is also required by the Holding Company's bylaws before a stockholder may bring any item of business before the annual meeting of stockholders. The notice must be received by the secretary of the Holding Company not later than the date corresponding to 60 days before the first anniversary date of the immediately preceding annual meeting of stockholders. The notice by a stockholder must comply with certain information requirements specified in the bylaws. The purpose of such advance notice requirements is to insure the orderly conduct of business at annual meetings of stockholders and to afford the board of directors a meaningful opportunity to consider the qualifications of proposed nominees and to inform themselves, and where appropriate, to inform the stockholders in advance of the meeting of any business proposed to be conducted at the meeting. Such procedures may, however, have the effect of precluding the nomination of a director, or a slate of directors, or the consideration of business at a particular meeting if the proper procedures have not been followed prior to the meeting.

STOCKHOLDER ACTION WITHOUT A MEETING

  The bylaws of the Association provide that any action to be taken or which may be taken at any annual or special meeting of stockholders may be taken if a consent in writing, setting forth the actions so taken, is given by the holders of all outstanding shares entitled to vote.

  The Holding Company's certificate of incorporation and bylaws prohibit action that is required or permitted to be taken at any annual or special meeting of stockholders of the Holding Company from being taken by the written consent of the stockholders without a meeting. This provisions may have the effect of delaying consideration of a stockholder proposal until the next annual meeting of stockholders.

STOCKHOLDER'S RIGHT TO EXAMINE BOOKS AND RECORDS

  A federal regulation that is applicable to the Association provides that stockholders may inspect and copy specified books and records of a federally chartered savings association after proper written notice for a proper purpose.

  The DGCL similarly provides that a stockholder may inspect books and records upon written demand under oath stating the purpose of the inspection, if such purpose is reasonably related to such person's interest as a stockholder.

LIMITATIONS ON ACQUISITIONS OF VOTING STOCK AND VOTING RIGHTS

  The certificate of incorporation of the Holding Company provides that no person shall directly or indirectly acquire or hold beneficial ownership of more than 10% of the voting shares of the Holding Company. This limitation does not apply to the purchase of shares by underwriters in connection with a public offering, to any reclassification of securities, recapitalization or any merger or consolidation that does not have the effect of changing the beneficial ownership interests of the Holding Company's stockholders, or to the purchase of shares by employee benefit plans of the Holding Company or any subsidiary of the Holding Company. The certificate of incorporation further provides that, where any person directly or indirectly acquires beneficial ownership of more than 10% of the voting shares of the Holding Company, the voting power of the securities beneficially owned in excess of 10% shall be reduced to 1/100 of one vote for each share held in excess of such limit. The certificates evidencing the shares of Common Stock sold in the Conversion and Reorganization will bear a legend reflecting such restrictions.

  The charter of the Association contains a provision that, for a period of five years after completion of the MHC Reorganization (which was completed on October 22, 1993), no person (other than the Mutual Holding Company) shall directly or indirectly offer to acquire or acquire the beneficial ownership of more than 10% of any class of an equity security of the Association, with some exceptions. In the event shares are acquired in violation of this provision, all shares beneficially owned by any person in excess of 10% shall be considered "excess shares" and shall not be counted as shares entitled to vote and shall not be voted by any person or counted as voting shares in connection with any matters submitted to the stockholders for a vote. Upon consummation of the Conversion and Reorganization the Association will amend its charter to delete this provision because as a wholly-owned subsidiary of the Holding Company this provision would have no practical effect in the Association's charter.

VOTING RESTRICTIONS ON CERTAIN BUSINESS COMBINATIONS; FAIR PRICE PROVISION

  Under the Holding Company's certificate of incorporation, the adoption or approval of certain business transactions, including mergers, consolidations, asset and securities sales, plans of liquidation or dissolution and certain reclassifications involving any "Interested Party" (as defined below) and certain affiliates of any such Interested Party, requires an affirmative vote of the holders of at least that number of voting shares that equals the sum of
(i) the number of voting shares beneficially owned by all Interested Parties with respect to the proposed business transaction plus (ii) 80% of the remaining number of voting shares that are not beneficially owned by any such Interested Party. An "Interested Party" is defined in the Holding Company certificate of incorporation to mean generally the beneficial owner of 10% or more of the voting stock of the Holding Company.

  The 80% affirmative voting requirement is not applicable to business transactions (i) approved by a resolution adopted by a majority of the Board of Directors holding office at the time such resolution is adopted, provided that such resolution approving the business transaction is adopted prior to the time all Interested Parties with respect to the business transaction become Interested Parties, or (ii) approved by a resolution adopted by 66 2/3% of the directors holding offices at the time such resolution is adopted who are not themselves Interested Parties or affiliates of an Interested Party.

  The 80% affirmative voting requirement also is not applicable to any business transaction and such business transaction need only be approved by a simple majority vote of the stockholders (if such a vote is required under applicable Delaware law) if all of the following conditions have been met: (i) the per share consideration to be received by holders of Common Stock in such business transaction is not less than the greater of (A) the highest per share price paid by the Interested Party in acquiring its holdings of Common Stock during the immediately preceding five years, (B) the per share book value of the Common Stock at the end of the fiscal quarter immediately preceding such business transaction or (C) the highest market price per share of Common Stock during the two-year period ending immediately prior to the first public announcement of such business transaction; (ii) the consideration to be received by holders of Common Stock is in cash or in the same form as the consideration paid by the Interested Party to acquire the largest number of shares of Common Stock acquired by the Interested Party from a non-Interested Party; (iii) as of the record date for the determination of stockholders entitled to vote on the proposed business transaction, there is at least one director of the Holding Company who is not an Interested Party or an affiliate of an Interested Party; and (iv) holders of voting shares as of the record date for the determination of stockholders entitled to vote on the business transaction shall have received a proxy or information statement complying with the rules and regulations under the Exchange Act, which proxy or information statement includes, among other things, an opinion of an investment banking firm as to the fairness from a financial point of view of the consideration to be received by the stockholders in the proposed business transaction.

  Neither the Association's charter and bylaws nor federal laws and regulations contain a provision that restricts business combinations between the Association and interested stockholders in the manner described above.

NON-STOCKHOLDER CONSTITUENCIES

  The Holding Company's certificate of incorporation provides that in evaluating certain transactions which could effect a change in control of the Holding Company, it is proper for the Board of Directors to consider the effects of such transactions on the employees, suppliers and customers of the Holding Company and the communities in which the principal offices of the Holding Company are located. Neither the Association's charter nor bylaws provide for a similar provision.

AMENDMENT OF GOVERNING INSTRUMENTS

  The process the Association must follow for amending its federal stock charter depends on whether or not the proposed amendment is preapproved under applicable OTS regulation. Any amendment to the Association's charter, whether or not preapproved, must first be approved by the Board of Directors of the Association. If the amendment qualifies as a preapproved charter amendment, it must be filed with the OTS in the form of a notice 30 days prior to the date it is submitted to stockholders for approval, which approval must be by the holders of a majority of the total votes eligible to be cast at a legal meeting. A preapproved charter amendment is automatically deemed approved by the OTS 30 days from the date of its submission, provided the Association follows the requirements of its charter in adopting the amendment and unless the OTS notifies the Association that the amendment is rejected or does not qualify for preapproved status. Conversely, an amendment not considered preapproved, must be submitted to the OTS for approval before it is submitted to stockholders for approval. Charter amendments that are not normally considered preapproved include provisions that would render more difficult or discourage a merger, tender offer, or proxy contest, the assumption of control by a holder of a block of the Association's stock, the removal of incumbent management, or involve significant issues of law or policy.

  No amendment of the Holding Company's certificate of incorporation may be made unless it is first approved by the Board of Directors of the Holding Company and thereafter is approved by the holders of a majority of the shares of the Holding Company entitled to vote generally in an election of directors, voting together as a single class, as well as such additional vote of the preferred stock as may be required by the provisions of any series thereof; provided, however, that the classified board, limitation of beneficial ownership, fair price, special meeting, stockholder consent, advance notice, bylaw amendment and non-stockholder constituency provisions of the certificate of incorporation of the Holding Company may be altered, amended or repealed only if the holders of at least 80% of the outstanding shares of voting stock entitled to vote in the election of directors vote in favor of such action.

  The bylaws of the Association may be amended by a majority vote of the full Board of Directors of the Association or by a majority vote of the votes cast by the stockholders of the Association at any legal meeting. Bylaw amendments that are preapproved under applicable OTS regulations, such as those that adopt the language of the OTS' model bylaws, and are adopted without change and filed with the OTS 30 days prior to the date the bylaw amendment is adopted by the Association, are effective 30 days after submission to the OTS, provided the association follows the requirements of its charter and bylaws in adopting the amendment and unless prior to the expiration of the 30 day period the OTS notifies the Association that the amendment is rejected or that such amendment does not qualify as preapproved. Conversely, bylaw amendments that are inconsistent with the OTS' model bylaws or would render more difficult or discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of the Association's stock, or the removal of incumbent management or involve a significant issue of law or policy (including indemnification, conflicts of interest and limitations on director and officer liability) must be submitted to the OTS by the Association for approval before the amendment is adopted by the Association.

  Amendments to the bylaws of the Holding Company may be made only upon (i) the affirmative vote of a majority of the members of the Board of Directors, or (ii) the affirmative vote of the holders of at least 80% of the outstanding shares of voting stock entitled to vote in the election of directors.

              RESTRICTIONS ON ACQUISITION OF THE HOLDING COMPANY

RESTRICTIONS IN THE HOLDING COMPANY'S CERTIFICATE OF INCORPORATION AND BYLAWS; EMPLOYMENT AGREEMENTS

  The Holding Company has implemented certain measures designed to enhance the ability of the Board of Directors to protect stockholders against, among other things, unsolicited attempts to acquire a significant interest in the Holding Company or to influence the Holding Company's management (whether through open market purchases, tender offers or otherwise) that do not offer an adequate price to all stockholders or that the Board of Directors otherwise considers not in the best interests of the Holding Company and its stockholders.

  Certain provisions in the certificate of incorporation and bylaws of the Holding Company may impact significantly the stockholders' ability to change the composition of the incumbent Board of Directors or the ability of a substantial holder of the Common Stock to acquire control of, or to remove, the incumbent Board of Directors, and might discourage certain types of transactions that involve an actual or threatened change of control of the Holding Company.

  The provisions of the certificate of incorporation and bylaws are intended to encourage persons seeking to acquire control of the Holding Company to initiate such an acquisition through arm's-length negotiations with the Holding Company's management and Board of Directors. Management of the Holding Company does not have the power to waive any of these provisions. These provisions could have the effect of discouraging a third party from making a tender offer to or otherwise attempting to obtain control of the Holding Company, even though certain stockholders of the Holding Company might deem such an attempt to be in the best interests of the Holding Company and its stockholders or in which stockholders may receive a substantial premium for their shares over then current market prices. At the same time, these provisions ensure that the Board of Directors, if confronted by an unsolicited proposal from a third party who has recently acquired a block of Common Stock, will have sufficient time to review the proposal and alternatives to it and to seek better proposals or negotiate better terms for the Holding Company's stockholders, employees, suppliers, customers and others. The following description of certain of the provisions of the certificate of incorporation and bylaws of the Holding Company is necessarily general and reference should be made in each case to such certificate of incorporation and bylaws, which are incorporated herein by reference. See "Available Information" as to how to obtain a copy of these documents.

  These provisions, which are described under "Comparison of Stockholders' Rights" above, provide, among other things, that: (1) no person may acquire or hold the beneficial ownership of more than 10% of the voting shares of the Holding Company, and if any person acquires or holds the beneficial ownership of more than 10% of the voting shares of the Holding Company, each share in excess of such 10% limit shall have its voting power reduced to 1/100 of one vote; (2) the Holding Company's Board of Directors will be divided into three classes with one class to be elected each year; (3) special meetings of the Holding Company's stockholders may be called only by the chairman of the Board of Directors, the president or a majority of the Holding Company's Board of Directors; (4) the Board of Directors may issue additional shares of authorized Common Stock and fix the terms and designations of and issue shares of authorized preferred stock without any further action by the stockholders;
(5) certain Business Transactions (as defined in the certificate of incorporation) must be approved in advance by a majority of the Board of Directors, approved in advance by the holders of 80% of the outstanding shares of voting stock other than shares owned by persons who are Interested Parties (as defined in the certificate of incorporation) with respect to the Business Transaction or approved after-the-fact by two-thirds of directors who are not themselves Interested Directors (as defined in the certificate of incorporation) with respect to the Business Transaction; and (6) stockholders who propose to nominate a candidate for election to the Board of Directors of the Holding Company or to present new business at a stockholders' meeting must give advance notice of, and furnish information relating to, the proposed nominee and business to the Holding Company. The management of the Holding Company does not have the ability to waive any of these provisions. A vote of 80% of the total votes eligible to be cast, voting together as a single class, is required to amend, repeal or adopt any provisions inconsistent with certain provisions of the certificate of incorporation and the bylaws, including most of the provisions enumerated above.

  The provisions described above are intended to reduce the Holding Company's vulnerability to takeover attempts and certain other transactions which have not been negotiated with and approved by members of the Board of Directors. The provisions of the proposed employment agreements with Messrs. Fellhauer, Deelo and Wolter may also discourage takeover attempts by increasing the costs to be incurred by the Association and the Holding Company in the event of a takeover. See "Management of the Holding Company and Association."

  The Holding Company's Board of Directors believes that the provisions of the certificate of incorporation, the bylaws and the proposed employment agreements are in the best interest of the Holding Company and its stockholders. An unsolicited, non-negotiated proposal can seriously disrupt the business and management of a corporation and cause it great expense. Accordingly, the Board of Directors believes it is in the best interest of the Holding Company and its stockholders to encourage potential acquirors to negotiate directly with management and that these provisions will encourage such negotiations and discourage non-negotiated takeover attempts. It is also the Board of Directors' view that these provisions should not discourage persons from proposing a merger or other transaction at a price that reflects the true value of the Holding Company and that otherwise is in the best interest of all stockholders.

REGULATORY RESTRICTIONS

  The OTS regulations prohibit any person, prior to the completion of the Conversion and Reorganization, from transferring, or from entering into any agreement or understanding to transfer, to the account of another, legal or beneficial ownership of the subscription rights issued under the Plan or of the Conversion Stock to be issued upon the exercise of such rights. The OTS regulations also prohibit any person, prior to the completion of the Conversion and Reorganization, from offering, or making an announcement of an offer or intent to make an offer, to purchase such subscription rights or Conversion Stock.

  For three years following the Conversion and Reorganization, OTS regulations prohibit any person from acquiring or making an offer to acquire more than 10% of the stock of the Holding Company without the prior written consent of the OTS except for: (i) offers that, if consummated, would not result in the acquisition by such person during the preceding twelve-month period of more than 1% of such stock; (ii) offers for up to 25% of the stock in the aggregate by the ESOP or other tax-qualified plans of the Association or the Holding Company; or (iii) offers made exclusively to the Holding Company by underwriters or members of a selling group acting on the Holding Company's behalf for resale to the general public. Such acquisition may be disapproved by the OTS if it is found, among other things, that the proposed acquisition:
(a) would frustrate the purposes of the provisions of the regulations regarding conversions; (b) would be manipulative or deceptive; (c) would subvert the fairness of the Conversion; (d) would be likely to result in injury to the Association; (e) would not be consistent with economical home financing; (f) would otherwise violate some law or regulation; or (g) would not contribute to the prudent deployment of the Association's conversion proceeds. In the event that any person, directly or indirectly, violates this regulation, the securities beneficially owned by such person in excess of 10% shall not be counted as shares entitled to vote and shall not be voted by any person or counted as voting shares in connection with any matters submitted to a vote of stockholders. The definition of beneficial ownership for these regulations extends to persons holding revocable or irrevocable proxies for the Holding Company's stock under circumstances that give rise to a conclusive or rebuttable determination of control under the OTS regulations, as described below.

  In addition, federal laws and regulations contain a number of provisions that affect the acquisition of insured institutions such as the Association, and a savings institution holding company such as the Holding Company. The Change in Bank Control Act provides that no person, acting directly or indirectly or through or in concert with one or more persons, may acquire control of a savings association unless the OTS has been given 60 days' prior written notice and the OTS does not issue a notice disapproving the proposed acquisition. Moreover, certain provisions of the HOLA provide that no company may acquire control of a savings and loan association without the prior approval of the OTS. Any company that acquires such control becomes a "savings institution holding company" subject to registration, examination and regulation by the OTS. Such change in control restrictions on the acquisition of Holding Company stock are not limited to three years after the Conversion, but will apply as long as such regulations are in effect.

  Pursuant to applicable regulations, control of a savings institution or its holding company is conclusively deemed to have been acquired by, among other things, the acquisition of more than 25% of any class of voting stock of a savings association or the ability to control the election of a majority of the directors of such an institution. Alternatively, control is presumed to have been acquired, subject to rebuttal, upon the acquisition of more than 10% of any class of voting stock, or more than 25% of any class of stock, of a savings association, where one or more enumerated "control factors" are also present in the acquisition. The OTS may prohibit an acquisition of control of the Holding Company if it finds, among other things, that (i) the acquisition would result in a monopoly or substantially lessen competition, (ii) the financial condition of the acquiring person might jeopardize the financial stability of the Association or (iii) the competence, experience, or integrity of the acquiring person indicates that it would not be in the interest of the depositors or the public to permit the acquisition of control by such person. The foregoing restrictions do not apply to the acquisition of the Holding Company's capital stock by one or more tax-qualified employee stock benefit plans, provided that the plan or plans do not have beneficial ownership in the aggregate of more than 25% of any class of equity security.

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Holding Company consists of 4,000,000 shares of Common Stock, par value $0.01 per share, and 200,000 shares of Preferred Stock, par value $0.01 per share. The Holding Company currently expects to issue 1,729,323 shares of Common Stock in the Offering at the maximum of the Offering Price Range and no shares of Preferred Stock in the Offering. Each share of the Holding Company's Common Stock will have the same relative rights as, and will be identical in all respects with, each other share of Common Stock. Upon payment of the Purchase Price for the Common Stock, in accordance with the Plan, all such shares of Common Stock will be duly authorized, fully paid and nonassessable. Series of Preferred Stock may be issued by the Board of Directors, from time to time, on terms set by the board without further authorization from the stockholders.

  THE COMMON STOCK OF THE HOLDING COMPANY WILL REPRESENT NONWITHDRAWABLE CAPITAL, WILL NOT BE AN ACCOUNT OF AN INSURABLE TYPE, AND WILL NOT BE INSURED BY THE FDIC OR ANY OTHER GOVERNMENTAL AGENCY.

COMMON STOCK

  General. The holders of shares of Common Stock are entitled to share pro rata in distributions to stockholders upon liquidation, dissolution, distribution of assets, or winding up of the Holding Company, subject to the prior rights of any holders of Preferred Stock. No holders of shares of Common Stock have any preemptive right to subscribe for or purchase any additional issue of capital stock or securities convertible into capital stock of the Holding Company.

  Dividend Rights. Subject to the preferential dividend rights of any outstanding Preferred Stock, the holders of Common Stock are entitled to such dividends, ratably in proportion to the number of shares of Common Stock held by them respectively, as the Board of Directors, in its discretion, may declare out of funds legally available for the payment of such dividends. Funds for the payment of dividends and expenses of the Holding Company will be obtained primarily from dividends received from the Association.

  Voting Rights. Except as may otherwise be required by law or the certificate of incorporation of the Holding Company, each holder of Common Stock is entitled to one vote for each share held with respect to all matters voted upon by the stockholders.

  Stock Repurchases. For information regarding restrictions on the Holding Company's ability to repurchase its stock, see "The Conversion and Reorganization--Certain Restrictions on Purchase or Transfer of Shares after the Conversion and Reorganization."

PREFERRED STOCK

  Under the Holding Company's certificate of incorporation, the Board of Directors of the Holding Company may, from time to time, authorize the issuance of up to 200,000 shares of Preferred Stock, in one or more series, with such provisions as to voting rights, dividend rates and preferences, redemption, sinking funds, and convertibility, and such preferences, privileges and powers, and relative, participating, optional or other special rights, and qualifications, limitations or restrictions of such series of Preferred Stock, as shall be stated in the resolution of the Board of Directors providing for the issuance of the Preferred Stock. No Preferred Stock is currently outstanding nor will any be issued in the Conversion.

                           REGISTRATION REQUIREMENTS

  The Holding Company will register the Common Stock with the SEC pursuant to
Section 12(g) of the Exchange Act prior to completion of the Conversion and Reorganization and will not deregister its Common Stock for a period of at least three years following the completion of the Conversion and Reorganization. Upon such registration, the proxy and tender offer rules, insider trading reporting and restrictions, annual and periodic reporting and other requirements of the Exchange Act will be applicable.

                         TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock is the Illinois Stock Transfer Company, Chicago, Illinois.

                                LEGAL OPINIONS

  The legality of the Common Stock will be passed upon for the Holding Company by Schiff Hardin & Waite, Chicago, Illinois. Breyer & Aguggia, Washington, D.C., has acted as counsel to Trident.

                                    EXPERTS

  The Consolidated Financial Statements of the Association as of March 31, 1997 and 1996 and for each of the years in the three-year period ended March 31, 1997, have been included in this Prospectus and the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. KPMG Peat Marwick LLP did not audit the financial statements of Equality Mortgage Corporation (a consolidated subsidiary), which statements reflect total assets constituting 3% and 7% in 1997 and 1996, respectively, and total interest income and other income constituting 17%, 19%, and 17% in 1997, 1996, and 1995, respectively, of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to KPMG Peat Marwick LLP, and whose opinion, insofar as it relates to the amounts included for Equality Mortgage Corporation, is based solely on the report of the other auditors.

  RP Financial has consented to the inclusion herein of the summary of its appraisal report as to the estimated pro forma market value of the Conversion Stock and Exchange Shares and to the use of its name and all statements with respect to it appearing herein.

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors' Reports.............................................  F-2
Consolidated Balance Sheets as of March 31, 1997 and 1996.................  F-4
Consolidated Statements of Income for the years ended March 31, 1997, 1996
 and 1995.................................................................   36
Consolidated Statements of Stockholders' Equity for the years ended March
 31, 1997, 1996 and 1995..................................................  F-5
Consolidated Statements of Cash Flows for the years ended March 31, 1997,
 1996 and 1995............................................................  F-6
Notes to Consolidated Financial Statements................................  F-7

  All schedules are omitted as the required information is either not applicable or the required information is included in the Consolidated Financial Statements or related Notes.

  The Mutual Holding Company has limited assets other than its Association Shares (which will be canceled in connection with the Conversion and Reorganization), has no liabilities, and has engaged in only minimal activities to date; accordingly, the financial statements of the Mutual Holding Company have been omitted because of their immateriality.

  The Holding Company was incorporated on May 14, 1997, has been initially capitalized with $1,000 and has engaged in only minimal activities to date; accordingly, the financial statements of the Holding Company have been omitted because of their immateriality.

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors
Equality Savings and Loan Association, F.A.
St. Louis, Missouri:

  We have audited the accompanying consolidated balance sheets of Equality Savings and Loan Association, F.A. and subsidiaries (Equality) as of March 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended March 31, 1997. These consolidated financial statements are the responsibility of Equality's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Equality Mortgage Corporation (a consolidated subsidiary), which statements reflect total assets constituting 3% and 7% in 1997 and 1996, respectively, and total interest income and other income constituting 17%, 19%, and 17% in 1997, 1996, and 1995, respectively, of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Equality Mortgage Corporation, is based solely on the report of the other auditors.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits, and the report of the other auditors, provide a reasonable basis for our opinion.

  In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Equality Savings and Loan Association, F.A. and subsidiaries as of March 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 1997, in conformity with generally accepted accounting principles.

                                          /s/ KPMG Peat Marwick LLP


St. Louis, Missouri
May 9, 1997

                         INDEPENDENT AUDITORS' REPORT

Board of Directors
Equality Mortgage Corporation
St. Louis, Missouri

  We have audited the balance sheet of Equality Mortgage Corporation as of March 31, 1997 and 1996 and the related statements of income, retained earnings and cash flows for the years ended March 31, 1997, 1996 and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Equality Mortgage Corporation as of March 31, 1997 and 1996, and the results of its operations and its cash flows for each of the years ended March 31, 1997, 1996 and 1995 in conformity with generally accepted accounting principles.


                                  /s/ Rubin, Brown Gornstein & Co. LLP

St. Louis, Missouri
April 10, 1997

          EQUALITY SAVINGS AND LOAN ASSOCIATION, F.A. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                            MARCH 31, 1997 AND 1996

                                                         1997         1996
                                                     ------------  -----------
                       ASSETS
Cash, primarily interest-bearing demand accounts.... $  1,037,199    5,550,292
Interest-bearing deposits...........................    3,819,744    9,570,490
Investment securities:
  Available for sale, at market value...............   70,122,807   38,898,346
  Held to maturity, at cost.........................    4,848,587    5,845,193
Mortgage-backed securities available for sale, at
 market value.......................................   14,954,025   28,096,499
Loans receivable, net...............................   95,927,983   96,998,052
Investment in real estate...........................      869,898    1,898,427
Stock in Federal Home Loan Bank.....................    3,350,000    3,150,000
Mortgage servicing rights...........................      513,275      261,067
Office properties and equipment, net................    2,933,591    3,134,839
Accrued interest receivable and other assets........    2,386,533    2,364,485
                                                     ------------  -----------
    Total Assets.................................... $200,763,642  195,767,690
                                                     ============  ===========
        LIABILITIES AND STOCKHOLDERS' EQUITY
Savings deposits.................................... $122,982,954  124,515,370
Accrued interest payable on savings deposits........      134,599      102,142
Borrowed money......................................   64,248,804   57,305,406
Advance payments by borrowers for taxes and insur-
 ance...............................................       86,776      113,684
Income taxes payable................................       99,863          --
Deferred income taxes...............................      196,427      400,346
Accrued expenses and other liabilities..............      379,958      541,330
                                                     ------------  -----------
    Total liabilities...............................  188,129,381  182,978,278
                                                     ------------  -----------
Commitments and contingencies
Stockholders' equity:
  Preferred stock, $1 par value per share; 1,000,000
   shares authorized; none issued and outstanding...          --           --
  Common stock, $1 par value per share; 4,000,000
   shares authorized; 836,400 shares issued and out-
   standing.........................................      836,400      836,400
  Additional paid-in capital........................    2,768,548    2,759,797
  Retained earnings--substantially restricted.......    9,674,676    9,402,887
  Unrealized loss on investment and mortgage-backed
   securities available for sale, net of tax........     (509,523)     (47,232)
  Unearned ESOP shares..............................     (135,840)    (162,440)
                                                     ------------  -----------
    Total stockholders' equity......................   12,634,261   12,789,412
                                                     ------------  -----------
    Total Liabilities and Stockholders' Equity...... $200,763,642  195,767,690
                                                     ============  ===========

          See accompanying notes to consolidated financial statements.

          EQUALITY SAVINGS AND LOAN ASSOCIATION, F.A. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                   YEARS ENDED MARCH 31, 1997, 1996, AND 1995

                                                                     UNREALIZED LOSS
                                                                      ON INVESTMENT
                                                        RETAINED      AND MORTGAGE-
                           COMMON STOCK   ADDITIONAL   EARNINGS--   BACKED SECURITIES              UNEARNED      TOTAL
                         ----------------  PAID-IN    SUBSTANTIALLY     AVAILABLE     UNAMORTIZED    ESOP    STOCKHOLDERS'
                         SHARES   AMOUNT   CAPITAL     RESTRICTED     FOR SALE, NET   STOCK AWARDS  SHARES      EQUITY
                         ------- -------- ----------  ------------- ----------------- ------------ --------  -------------
Balance, March 31,
 1994................... 836,400 $836,400 2,744,600     8,870,785       (105,366)       (76,000)   (220,000)  12,050,419
Net income..............     --       --        --        321,675            --             --          --       321,675
Additional stock
 offering expenses......     --       --     (4,100)          --             --             --          --        (4,100)
Amortization of stock
 awards.................     --       --        --            --             --          47,500         --        47,500
Amortization of ESOP
 awards.................     --       --      8,977           --             --             --       15,960       24,937
Dividend declared on
 non-mutual holding
 company owned common
 stock at $.60 per
 share..................     --       --        --       (219,809)           --             --          --      (219,809)
Change in unrealized
 loss on investment
 securities available
 for sale, net..........     --       --        --            --        (347,241)           --          --      (347,241)
                         ------- -------- ---------     ---------       --------        -------    --------   ----------
Balance, March 31,
 1995................... 836,400  836,400 2,749,477     8,972,651       (452,607)       (28,500)   (204,040)  11,873,381
Net income..............     --       --        --        653,456            --             --          --       653,456
Amortization of stock
 awards.................     --       --        --            --             --          28,500         --        28,500
Amortization of ESOP
 awards.................     --       --     10,320           --             --             --       41,600       51,920
Dividend declared on
 non-mutual holding
 company owned common
 stock at $.60 per
 share..................     --       --        --       (223,220)           --             --          --      (223,220)
Change in unrealized
 loss on investment and
 mortgage-backed
 securities available
 for sale, net..........     --       --        --            --         405,375            --          --       405,375
                         ------- -------- ---------     ---------       --------        -------    --------   ----------
Balance, March 31,
 1996................... 836,400  836,400 2,759,797     9,402,887        (47,232)           --     (162,440)  12,789,412
Net income..............     --       --        --        504,772            --             --          --       504,772
Amortization of ESOP
 awards.................     --       --      8,751           --             --             --       26,600       35,351
Dividend declared on
 non-mutual holding
 company owned common
 stock at $.62 per
 share..................     --       --        --       (232,983)           --             --          --      (232,983)
Change in unrealized
 loss on investment and
 mortgage-backed
 securities available
 for sale, net..........     --       --        --            --        (462,291)           --          --      (462,291)
                         ------- -------- ---------     ---------       --------        -------    --------   ----------
Balance, March 31,
 1997................... 836,400 $836,400 2,768,548     9,674,676       (509,523)           --     (135,840)  12,634,261
                         ======= ======== =========     =========       ========        =======    ========   ==========

          See accompanying notes to consolidated financial statements.

          EQUALITY SAVINGS AND LOAN ASSOCIATION, F.A. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                   YEARS ENDED MARCH 31, 1997, 1996, AND 1995

                                            1997          1996         1995
                                         -----------  ------------  -----------
Cash flows from operating activities:
 Net income............................  $   504,772       653,456      321,675
 Adjustments to reconcile net income to
  net cash provided by (used in)
  operating activities:
 Depreciation and amortization:
  Office properties and equipment......      280,383       313,436      338,482
  Real estate investments..............       17,140        48,163       87,820
  Premiums and discounts, net..........      216,824       329,123      281,475
  Mortgage servicing rights............      185,281        49,667        1,807
  Stock awards.........................          --         28,500       47,500
 Increase in accrued interest receiv-
  able.................................     (221,226)     (153,915)    (333,011)
 Provision for losses on loans.........       50,000        31,225        9,000
 Decrease in valuation reserve on loans
  held for sale........................      (80,291)      (14,906)     (50,000)
 Loss (gain) on the sale of real estate
  acquired through foreclosure.........       (7,696)        1,179       19,388
 Gain on sale of investment in real es-
  tate.................................     (105,875)     (116,482)         --
 Loss (gain) on the sale of investment
  and mortgage-backed securities avail-
  able for sale, net...................       (7,284)       (8,280)      34,202
 Increase in accrued interest payable
  on savings deposits..................       32,457        48,334        1,739
 Stock dividend from FHLB..............          --        (50,000)         --
 Change in income taxes payable........      228,326       103,943      109,588
 Equity in loss (earnings) of joint
  ventures.............................        2,433        29,634     (188,022)
 Other, net............................       26,476      (288,948)     (33,511)
 Origination and purchases of loans
  held for sale........................  (68,974,276)  (77,563,150) (49,962,543)
 Proceeds from sales of loans held for
  sale.................................   78,083,656    67,027,634   52,146,852
                                         -----------  ------------  -----------
Net cash provided by (used in) operat-
 ing activities........................   (7,987,660)   (9,531,387)   2,832,441
                                         -----------  ------------  -----------
Cash flows from investing activities:
 Net change in loans receivable........   10,080,084    (3,308,774) (23,746,843)
 Decrease in interest-bearing
  deposits.............................    5,750,746     4,508,510    3,687,732
 Principal repayments on investment
  securities available for sale........      476,709       112,466          --
 Principal repayments on mortgage-
  backed securities available for
  sale.................................    4,584,586     4,021,889    2,650,584
 Proceeds from maturities of investment
  securities available for sale........   11,935,000    14,600,000    5,000,000
 Proceeds from the sale of investment
  securities available for sale........   28,377,443    31,147,503   16,349,851
 Proceeds from the sale of mortgage-
  backed securities available for
  sale.................................   22,254,028     6,897,588          --
 Proceeds from maturities of investment
  securities held to maturity..........    1,000,000     1,500,000          --
 Purchase of investment securities
  available for sale...................  (72,469,418)  (50,052,295) (20,661,218)
 Purchase of mortgage-backed securities
  available for sale...................  (14,211,212)  (24,234,815)  (1,171,550)
 Purchase of investment securities held
  to maturity..........................          --       (244,062)  (1,443,477)
 Cash distribution from joint venture..          --            --       214,786
 Proceeds from the sale of real estate
  acquired through foreclosure.........      178,249        18,427       57,745
 Proceeds from the sale of investment
  in real estate.......................    1,071,372       298,140          --
 Decrease in joint venture borrowings..       12,513        11,527      367,006
 Purchase of stock in FHLB.............     (200,000)   (1,700,000)    (158,500)
 Increase in cost of mortgage servicing
  rights...............................     (437,489)     (296,583)         --
 Purchase of office properties and
  equipment, net.......................      (79,135)      (55,325)    (225,558)
                                         -----------  ------------  -----------
Net cash used in investing activities..   (1,676,524)  (16,775,804) (19,079,442)
                                         -----------  ------------  -----------
Cash flows from financing activities:
 Net increase (decrease) in savings de-
  posits...............................   (1,532,416)    2,955,006  (11,283,618)
 Proceeds from FHLB advances...........  101,000,000   143,000,000  104,000,000
 Repayment of FHLB advances............  (94,000,000) (112,000,000) (79,000,000)
 Net change in FHLB line of credit.....          --     (3,000,000)   3,000,000
 Proceeds from other borrowed money....          --         91,316      166,245
 Repayment of other borrowed money.....      (56,602)      (41,600)     (15,960)
 Cash dividends paid...................     (232,983)     (223,220)    (219,809)
 Increase (decrease) in advance pay-
  ments by borrowers for taxes and in-
  surance .............................      (26,908)       49,747      (20,995)
                                         -----------  ------------  -----------
Net cash provided by financing activi-
 ties..................................    5,151,091    30,831,249   16,625,863
                                         -----------  ------------  -----------
Net increase (decrease) in cash and
 cash equivalents......................   (4,513,093)    4,524,058      378,862
Cash and cash equivalents, beginning of
 year..................................    5,550,292     1,026,234      647,372
                                         -----------  ------------  -----------
Cash and cash equivalents, end of
 year..................................  $ 1,037,199     5,550,292    1,026,234
                                         ===========  ============  ===========
Supplemental disclosure of cash flow
 information:
 Interest paid.........................  $ 9,079,632     8,492,392    6,130,101
 Income taxes paid.....................          989       225,014       26,285
 Noncash transfers of loans to real
  estate acquired through foreclosure..      253,689        72,516       52,382
 Transfer of investment securities held
  to maturity to investment securities
  available for sale...................          --      1,966,984          --
 Transfer of mortgage-backed securities
  held to maturity to mortgage-backed
  securities available for sale........          --     14,265,565          --

          See accompanying notes to consolidated financial statements.

         EQUALITY SAVINGS AND LOAN ASSOCIATION, F.A. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            MARCH 31, 1997 AND 1996

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Organization

  On October 22, 1993, Equality Savings and Loan Association, F.A. and Subsidiaries (Equality) reorganized from a Missouri-chartered mutual savings and loan association into a mutual holding company. The mutual holding company is a federal corporation, chartered and regulated by the Office of Thrift Supervision (OTS), and is named First Missouri Financial, M.H.C. (the MHC). As part of the reorganization, Equality transferred substantially all of its assets and all of its liabilities to a new Missouri-chartered savings and loan association and retained its same name. The reorganization was accounted for as a change in corporate form with the historic basis of Equality's assets, liabilities, and retained earnings unchanged as a result.

  Concurrent with the reorganization, Equality offered a minority interest in its common stock to its depositors and to its Employee Stock Ownership Plan
(ESOP). A total of 380,000 shares of newly issued common stock was sold at $10.00 per share. An additional 11,400 authorized shares of common stock were sold to Equality's Management Recognition Plan (MRP) at $10.00 per share. The cost of issuing the 391,400 shares totaled $333,000 and was deducted from the sale proceeds.

  Equality will be a majority-owned subsidiary of the MHC at all times as long as the MHC remains in existence. The existing rights of Equality's depositors upon liquidation were transferred to the MHC and records will be maintained to ensure such rights receive statutory priority in the event of a future mutual-to-stock conversion, or in the more unlikely event of the MHC's liquidation.

  On May 16, 1997, First Missouri Financial, M.H.C. and Equality Savings and Loan Association, F.A. adopted a Plan of Conversion and Reorganization pursuant to which First Missouri Financial, M.H.C. will convert from the mutual to stock form of organization. Shares of common stock of a new holding company, Equality Bancorp, Inc., will be offered in a subscription offering in descending order of priority to eligible account holders; employee stock benefit plans; supplemental eligible account holders; other members; directors, officers, and employees; and public stockholders. Any shares remaining unsold in the subscription offering will be sold through a community offering.

 Business

  Equality provides a full range of banking services to individual and corporate customers from its home office and two branch locations in the St. Louis area. In addition, Equality provides mortgage lending services from five locations. Equality is subject to competition from other financial institutions, is subject to the regulations of certain regulatory agencies, and undergoes periodic examinations by those regulatory authorities.

 Basis of Financial Statement Presentation

  The consolidated financial statements of Equality have been prepared in conformity with generally accepted accounting principles and conform to predominant practices within the savings and loan industry. The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions, including the determination of the allowance for loan losses and the valuation of real estate acquired through foreclosure or in satisfaction of loans, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         EQUALITY SAVINGS AND LOAN ASSOCIATION, F.A. AND SUBSIDIARIES

 Principles of Consolidation

  The consolidated financial statements include the accounts of Equality Savings and Loan Association, F.A. and its wholly owned subsidiaries, Equality Commodity Corporation (ECC) and Equality Mortgage Corporation (EMC). All significant intercompany accounts and transactions have been eliminated in consolidation.

 Restricted Cash

  Included in cash is $56,257 and $116,721 at March 31, 1997 and 1996, respectively, which consists of assistance funds held by EMC on behalf of mortgagors participating in a subsidy program. The subsidy is passed through to the investors monthly.

 Investment and Mortgage-Backed Securities

  At the time of purchase, investment and mortgage-backed securities are classified in one of two categories: available for sale or held to maturity. Held to maturity securities are those securities which Equality has the ability and intent to hold until maturity. All equity securities, and debt securities not classified as held to maturity, are classified as available for sale.

  Available for sale securities are recorded at fair value. Held to maturity securities are recorded at cost, adjusted for the amortization of premiums or discounts. Unrealized gains and losses, net of the related tax effect, on available for sale securities are excluded from earnings and reported as a separate component of stockholders' equity until realized. Gains and losses on the sale of available for sale securities are determined using the specific identification method.

  A decline in the market value of any available for sale or held to maturity security below cost that is deemed to be other than temporary is charged to earnings and results in the establishment of a new cost basis for the security.

  On November 15, 1996, the Financial Accounting Standards Board issued a special report, A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities, Questions and Answers (the Special Report). The Special Report allowed a one-time reassessment of the classification of securities as of a single measurement date without tainting the classification of the remaining held to maturity debt securities. Such reassessment and transfers were to be completed no later than December 31, 1995. Effective December 31, 1995, as allowed under the Special Report, Equality transferred investment and mortgage-backed securities classified as held to maturity with an amortized cost of $1,966,984 and $14,265,565, respectively, to available for sale. In conjunction with these transfers, the market valuation account for available for sale securities was adjusted by $26,897 to increase the recorded balance of such securities at December 31, 1995 to their market value, the deferred tax liability account was increased by $10,490 to reflect the tax effect of the increase in the market valuation account, and the net increase resulting from the market valuation adjustment at December 31, 1995 of $16,407 was recorded to the unrealized loss on investment and mortgage-backed securities available for sale component of stockholders' equity.

 Loans Receivable and Related Fees

  Loans receivable, other than loans held for sale, are carried at cost because Equality has both the intent and the ability to hold them for the foreseeable future. Mortgage loans held for sale are valued at the lower of cost or market, computed on an aggregate loan basis. Interest is credited to income as earned; however, interest receivable is accrued only if deemed collectible. Loans are placed on nonaccrual status when management believes that the borrower's financial condition, after consideration of economic conditions and collection efforts, is such that collection of interest is doubtful. A loan remains on nonaccrual status until the loan is current as to payment of both principal and interest and/or the borrower demonstrates the ability to pay and remain current.

         EQUALITY SAVINGS AND LOAN ASSOCIATION, F.A. AND SUBSIDIARIES

  EMC derives income primarily from the origination and subsequent sale of mortgage loans and from the servicing of mortgage loans. EMC recognizes the origination fee charged on nonconventional mortgage loans as income when the loan is recorded on its books. For conventional loans, management has elected to recognize the origination fee as income when the loan is sold to investors. The remaining income for both types of loans is recognized upon receipt of proceeds from the sale of the mortgage from the investor. Mortgages are sold at such times as management deems advisable. EMC's activities are performed primarily in the St. Louis metropolitan area.

  Beginning in 1996, in accordance with Statement of Financial Accounting Standards No. 122, Accounting for Mortgage Servicing Rights, an amendment of FASB Statement No. 65 (SFAS 122), EMC capitalized the cost of originated mortgage servicing rights retained as assets. Previously, only the cost of purchased mortgage servicing rights could be capitalized as assets. The cost of the mortgage servicing rights is being amortized over periods ranging up to eight years using the straight-line method. SFAS 122 provides for a valuation allowance when the carrying value of the mortgage servicing rights exceeds the fair value.

  The allowance for loan losses is increased by provisions charged to expense and is reduced by loan charge-offs, net of recoveries. Management utilizes a systematic, documented approach in determining the appropriate level of the allowance for loan losses. Management's approach, which provides for general and specific valuation allowances, considers numerous factors including general economic conditions, loan portfolio composition, prior loss experience, independent appraisals, and such other factors which, in management's judgment, deserve current recognition in estimating loan losses.

  Management believes the allowance for loan losses is adequate to absorb losses in the loan portfolio. While management uses available information to recognize loan losses, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses. Such agencies may require Equality to increase the allowance for loan losses based on their judgment about information available to them at the time of their examination.

 Premiums and Discounts

  Premiums and discounts on investment securities, mortgage-backed securities, and purchased loans and unearned discounts on property improvement loans are amortized using the interest method over the period to maturity, adjusted for anticipated prepayments.

 Funds Held for Investors

  EMC holds funds belonging to investors in separate bank accounts which are offset by liabilities for escrow and other fiduciary funds. These funds and the related liabilities are not included in the consolidated balance sheets. These amounts totaled $2,604,137 and $2,253,139 at March 31, 1997 and 1996, respectively.

  At March 31, 1997 and 1996, escrow funds related to loans serviced by EMC for Equality totaled $705,097 and $673,541, respectively, and are included in savings deposits in the consolidated balance sheets.

 Investment in Real Estate

  Investment in real estate includes real estate held for investment, investment in real estate joint ventures, and real estate acquired through foreclosure.

  Real estate held for investment is recorded at the lower of cost, net of accumulated depreciation, or net realizable value. Depreciation is charged to expense using the straight-line method over an estimated useful life of 30 years.

         EQUALITY SAVINGS AND LOAN ASSOCIATION, F.A. AND SUBSIDIARIES

  Equality accounts for its investment in real estate joint ventures using the equity method.

  Real estate acquired through foreclosure is initially recorded at fair value less cost to sell. If the fair value less cost to sell of the real estate declines subsequent to foreclosure, the difference is recorded as a valuation allowance through a charge to expense. Subsequent increases in fair value less cost to sell are recorded through a reversal of the valuation allowance. Expenses incurred in maintaining the properties are charged to expense.

  Profit on sales of real estate is recognized when title has passed, minimum down payment requirements have been met, the terms of any notes received by Equality are such to satisfy initial and continuing payment requirements, and Equality is relieved of any requirement for continued involvement in the real estate.

 Stock in Federal Home Loan Bank

  Equality, as a member of the Federal Home Loan Bank System administered by the Federal Housing Finance Board, is required to maintain an investment in the capital stock of the Federal Home Loan Bank of Des Moines (FHLB) in an amount equal to the greater of 1% of Equality's total mortgage-related assets at the beginning of each year, 0.3% of Equality's total assets at the beginning of each year, or 5% of advances from the FHLB to Equality. The stock is recorded at cost which represents redemption value.

 Office Properties and Equipment

  Land is carried at cost. Office buildings and improvements, furniture and equipment, and automobiles are carried at cost, less accumulated depreciation and amortization. Depreciation and amortization are charged to expense using the straight-line method over the estimated useful lives of the related assets. Useful lives are 10 to 50 years for office buildings and improvements, 7 to 10 years for furniture and equipment, and 5 years for automobiles.

 Income Taxes

  Equality files a consolidated federal income tax return. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

 Reclassifications

  Certain reclassifications of 1996 and 1995 information have been made to conform with the 1997 presentation. Such reclassifications have no effect on previously reported net income.

 Earnings Per Share

  Earnings per share are based upon the weighted average number of common shares and common stock equivalents, if dilutive, outstanding during the period. The weighted average number of common stock equivalents is calculated using the treasury stock method. The average number of common shares and common equivalent shares outstanding for 1997, 1996, and 1995 was 821,190, 817,383, and 815,167, respectively.

  Equality only considers ESOP shares that have been committed to be released outstanding for purposes of computing earnings per share. At March 31, 1997, 1996, and 1995, ESOP shares totaling 14,213, 10,356, and 6,196, respectively, are considered outstanding for earnings per share calculations.

         EQUALITY SAVINGS AND LOAN ASSOCIATION, F.A. AND SUBSIDIARIES

(2) CAPITAL REQUIREMENTS

  Equality is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on Equality's consolidated financial statements. Under capital adequacy guidelines, Equality must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Equality's capital amounts and classifications are also subject to quantitative judgments by the regulators about components, risk-weightings and other factors. At March 31, 1997, Equality meets all capital adequacy requirements.

  Equality is also subject to the regulatory framework for prompt corrective action. The most recent notification from the regulatory agencies categorized Equality as well capitalized. To be categorized as well capitalized, Equality must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. There are no conditions or events since the dates of the aforementioned notifications that management believes have changed Equality's category.

  Equality's actual and required capital amounts and ratios at March 31, 1997 are as follows:

                                                                       TO BE WELL
                                                                       CAPITALIZED
                                                    MINIMUM FOR        FOR PROMPT
                                                  CAPITAL ADEQUACY  CORRECTIVE ACTION
                                   ACTUAL             PURPOSES         PROVISIONS
                             -------------------  ----------------- ------------------
                             RATIO     AMOUNT     RATIO    AMOUNT   RATIO    AMOUNT
                             -----  ------------  -----  ---------- -----  -----------
   Stockholders' equity,
    and ratio to total
    assets.................   6.29% $ 12,634,261
   Unrealized loss on
    investment and
    mortgage-backed
    securities available
    for sale...............              509,523
   Investment in and
    advances to
    nonincludable
    subsidiaries...........             (845,000)
                                    ------------
   Tangible capital, and
    ratio to adjusted total
    assets.................   6.11% $ 12,298,784  1.50%  $3,017,402
                             =====  ============  ====   ==========
   Tier I (core) capital,
    and ratio to adjusted
    total assets...........   6.11% $ 12,298,784  3.00%  $6,034,805  5.00% $10,058,008
                             =====  ============  ====   ========== =====  ===========
   Tier I capital, and
    ratio to risk-weighted
    assets.................  17.46%   12,298,784                     6.00% $ 4,226,580
                                                                    =====  ===========
   Allowance for loan
    losses (general
    valuation allowance)...              283,000
                                    ------------
   Total risk-based
    capital, and ratio to
    risk-weighted assets...  17.86% $ 12,581,784  8.00%  $5,635,440 10.00% $ 7,044,300
                             =====  ============  ====   ========== =====  ===========
     Total assets..........         $200,763,642
                                    ============
     Adjusted total
      assets...............         $201,160,165
                                    ============
     Risk-weighted assets..         $ 70,443,000
                                    ============

(3) SUBSIDIARIES' OPERATIONS

  ECC operates under the name of Equality Insurance Agency and Flood Information Specialists and is a wholly owned subsidiary of Equality. ECC's services and activities include sales of multiple lines of insurance to the general public, the issuance of flood plain certificates, and investments in real estate joint ventures.

         EQUALITY SAVINGS AND LOAN ASSOCIATION, F.A. AND SUBSIDIARIES

  EMC operates as a mortgage banker and is a wholly owned subsidiary of Equality. At March 31, 1997, EMC serviced approximately $323.0 million in loans of which $90.2 million are for Equality. In addition, EMC was carrying a blanket bond in the amount of $4,560,000 and an errors and omissions policy in the amount of $1,000,000.

(4) INVESTMENT SECURITIES

  The amortized cost and market value of investment securities classified as available for sale at March 31, 1997 and 1996 are as follows:

                                               GROSS      GROSS
                                  AMORTIZED  UNREALIZED UNREALIZED   MARKET
                                    COST       GAINS      LOSSES     VALUE
                                 ----------- ---------- ---------- ----------
   U.S. government and agency
    obligations:
     1997....................... $70,705,833  255,529    838,555   70,122,807
     1996....................... $38,942,766  260,901    305,321   38,898,346

  The amortized cost and market value of investment securities classified as available for sale at March 31, 1997, by contractual maturity, are as follows:

                                                     AMORTIZED COST MARKET VALUE
                                                     -------------- ------------
   Due in one year or less..........................  $   294,978       297,094
   Due after one year through five years............   13,844,221    13,804,129
   Due after five years through ten years...........   50,924,967    50,427,327
   Due after ten years..............................    5,641,667     5,594,257
                                                      -----------    ----------
                                                      $70,705,833    70,122,807
                                                      ===========    ==========

  Proceeds from sales of investment securities during 1997, 1996, and 1995 were approximately $28.4 million, $31.1 million, and $16.3 million, respectively. During 1997, 1996, and 1995, gross gains of $77,173 $125,167, and $23,594, respectively, and gross losses of $41,296, $66,252, and $57,796, respectively, were recognized on these sales.

  The amortized cost and estimated market value of investment securities classified as held to maturity at March 31, 1997 and 1996 are as follows:

                                                GROSS      GROSS    ESTIMATED
                                   AMORTIZED  UNREALIZED UNREALIZED  MARKET
                                      COST      GAINS      LOSSES     VALUE
                                   ---------- ---------- ---------- ---------
   U.S. government and agency ob-
    ligations:
     1997......................... $4,848,587    476      124,063   4,725,000
     1996......................... $5,845,193    120      256,313   5,589,000

  The amortized cost and estimated market value of investment securities classified as held to maturity at March 31, 1997, by contractual maturity, are as follows:

                                                                       ESTIMATED
                                                            AMORTIZED   MARKET
                                                               COST      VALUE
                                                            ---------- ---------
   Due in one year or less................................. $2,248,587 2,236,000
   Due after one year through five years...................  2,000,000 1,936,250
   Due after five years through ten years..................    600,000   552,750
                                                            ---------- ---------
                                                            $4,848,587 4,725,000
                                                            ========== =========

         EQUALITY SAVINGS AND LOAN ASSOCIATION, F.A. AND SUBSIDIARIES

(5) MORTGAGE-BACKED SECURITIES

  The amortized cost and market value of mortgage-backed securities classified as available for sale at March 31, 1997 and 1996 are as follows:

                                                 GROSS      GROSS
                                    AMORTIZED  UNREALIZED UNREALIZED   MARKET
                                      COST       GAINS      LOSSES     VALUE
                                   ----------- ---------- ---------- ----------
   1997
   FNMA..........................  $ 7,193,758   17,364    186,609    7,024,513
   FHLMC.........................    4,562,858   28,305     35,790    4,555,373
   GNMA..........................    3,449,668   19,702     95,231    3,374,139
                                   -----------  -------    -------   ----------
                                   $15,206,284   65,371    317,630   14,954,025
                                   ===========  =======    =======   ==========
   Weighted average interest rate
    at March 31..................                      6.95%
                                                       ====
                                                 GROSS      GROSS
                                    AMORTIZED  UNREALIZED UNREALIZED   MARKET
                                      COST       GAINS      LOSSES     VALUE
                                   ----------- ---------- ---------- ----------
   1996
   FNMA..........................  $16,209,663   19,818    103,023   16,126,458
   FHLMC.........................   10,043,002   77,896     31,483   10,089,415
   GNMA..........................    1,876,756    7,579      3,709    1,880,626
                                   -----------  -------    -------   ----------
                                   $28,129,421  105,293    138,215   28,096,499
                                   ===========  =======    =======   ==========
   Weighted average interest rate
    at March 31..................                      6.96%
                                                       ====

  The amortized cost and market value of mortgage-backed securities classified as available for sale at March 31, 1997, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities due to scheduled repayments and because borrowers have the right to prepay obligations with or without prepayment penalties. The following table does not take into consideration the effects of scheduled repayments or the effects of possible prepayments.

                                                           AMORTIZED    MARKET
                                                             COST       VALUE
                                                          ----------- ----------
   Due in one year or less............................... $   747,622    755,068
   Due after one year through five years.................   4,076,527  4,084,204
   Due after five years through ten years................   2,334,004  2,307,471
   Due after ten years...................................   8,048,131  7,807,282
                                                          ----------- ----------
                                                          $15,206,284 14,954,025
                                                          =========== ==========

  Proceeds from the sale of mortgage-backed securities during 1997 and 1996 were approximately $22.3 million and $6.9 million, respectively. During 1997 and 1996, gross gains of $97,917 and $3,186, respectively, and gross losses of $126,510 and $70,381, respectively, were recognized on these sales. There were no sales of mortgage-backed securities during 1995.

         EQUALITY SAVINGS AND LOAN ASSOCIATION, F.A. AND SUBSIDIARIES

(6) LOANS RECEIVABLE

  Loans receivable are summarized as follows:

                                                           1997         1996
                                                        -----------  ----------
   Loans secured by real estate:
     Residential:
       One- to four-family:
         Conventional.................................. $69,810,802  64,873,244
         FHA and VA....................................  14,233,144  13,656,084
       Multifamily.....................................   1,637,293     782,952
     Commercial........................................   2,661,620   2,621,296
     Loans held for sale...............................   4,397,614  13,506,994
                                                        -----------  ----------
   Total loans secured by real estate..................  92,740,473  95,440,570
                                                        -----------  ----------
   Commercial business.................................   1,279,641         --
   Loans secured by savings deposits...................     366,082     452,764
   Property improvement................................   1,595,572   1,299,752
   Automobiles.........................................     122,403      97,410
   Other...............................................     162,297      96,350
                                                        -----------  ----------
   Total loans.........................................  96,266,468  97,386,846
   Less:
     Deferred loan fees, net...........................      46,159      58,691
     Unearned discounts................................       4,523      12,009
     Allowance for loan losses.........................     283,000     233,000
     Valuation reserve on loans held for sale..........       4,803      85,094
                                                        -----------  ----------
                                                        $95,927,983  96,998,052
                                                        ===========  ==========
     Weighted average interest rate at March 31........        7.65%       7.63%

  Adjustable rate mortgages at March 31, 1997 and 1996 totaled approximately $55,000,000 and $45,000,000, respectively.

  At March 31, 1997 and 1996, loans secured by real estate contractually delinquent 90 days or more totaled $642,856 and $669,395, respectively. Of these amounts, $571,386 and $326,102, respectively, were insured by the Federal Housing Administration or guaranteed by the Veterans Administration. No loans were deemed by management to be impaired at March 31, 1997 or 1996.

  EMC had commitments to sell loans of approximately $3,920,000 and $1,628,000 at March 31, 1997 and 1996, respectively.

  Loans serviced by EMC at March 31, 1997, 1996, and 1995 are as follows:

                                                1997        1996        1995
                                            ------------ ----------- -----------
   For Equality............................ $ 90,600,283  83,926,591  80,465,279
   For others..............................  232,430,243 210,037,963 195,745,355
                                            ------------ ----------- -----------
                                            $323,030,526 293,964,554 276,210,634
                                            ============ =========== ===========

         EQUALITY SAVINGS AND LOAN ASSOCIATION, F.A. AND SUBSIDIARIES

  Activity in the allowance for loan losses is summarized as follows:

                                                        1997    1996     1995
                                                      -------- -------  -------
   Balance, beginning of year........................ $233,000 216,775  242,000
   Provision charged to expense......................   50,000  31,225    9,000
   Charge-offs.......................................      --  (15,000) (34,225)
                                                      -------- -------  -------
   Balance, end of year.............................. $283,000 233,000  216,775
                                                      ======== =======  =======

  Statement of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan (SFAS 114), as amended by Statement of Financial Accounting Standards No. 118, Accounting by Creditors for Impairment of a Loan--Income Recognition and Disclosures (SFAS 118), require that impairment of larger-balance, non-homogeneous loans be measured by comparing the net carrying amount of the loan to the present value of the expected future cash flows discounted at the loan's effective interest rate, the secondary market value of the loan, or fair value of the collateral for collateral-dependent loans. SFAS 118 amended SFAS 114 to allow a creditor to use existing methods for recognizing interest income on an impaired loan.

  As SFAS 114 does not apply to residential mortgage and consumer loans which are collectively evaluated for impairment, the initial and continuing application of SFAS 114 continues to have no impact on the level of overall allowance for loan losses or on operating results of Equality. The discussed provisions do apply, however, to multifamily, commercial, and commercial business loans, as well as all restructured loans, including modified residential mortgage loans not otherwise within the scope of SFAS 114. Equality has no multifamily, commercial, commercial business loans or restructured residential mortgage loans deemed to be impaired at March 31, 1997 or 1996.

  Following is a summary of activity for 1997 of loans made by Equality to executive officers and directors or to entities in which such individuals had beneficial interest. Such loans were made in the normal course of business on substantially the same terms, including interest and collateral requirements, as those prevailing at the same time for comparable transactions with other persons and did not involve more than the normal risk of collectibility or present unfavorable features.

   Balance at March 31, 1996........................................ $1,164,415
   New loans........................................................     50,000
   Payments received................................................    (62,169)
                                                                     ----------
   Balance at March 31, 1997........................................ $1,152,246
                                                                     ==========

(7) INVESTMENT IN REAL ESTATE

  Investment in real estate is summarized as follows:

                                                             1997       1996
                                                           ---------  ---------
   Real estate held for investment........................ $ 291,045  1,273,682
   Investment in real estate joint venture:
     Equity in operations.................................  (150,405)  (147,972)
     Loan to real estate joint venture....................   662,912    675,425
   Real estate acquired through foreclosure...............    66,346     97,292
                                                           ---------  ---------
                                                           $ 869,898  1,898,427
                                                           =========  =========

  The investment in real estate joint venture consists of the WC Joint Venture, a 50%-owned venture formed in 1986 for the purpose of acquiring, developing, and selling real estate.

         EQUALITY SAVINGS AND LOAN ASSOCIATION, F.A. AND SUBSIDIARIES

(8) MORTGAGE SERVICING RIGHTS

  The cost of mortgage servicing rights capitalized and the resulting increase in gain on sale of mortgage loans amounted to $483,093 in 1997 and $317,001 in 1996. Equality established an impairment reserve of $66,022 in 1997 and $20,418 in 1996. The fair value of the capitalized mortgage servicing rights was approximately $979,000 and $418,000 at March 31, 1997 and 1996, respectively. The fair value was estimated based on quoted market prices for mortgage servicing rights of a similar nature. Note rate and loan type are the predominant characteristics used to evaluate the carrying and fair value of the capitalized mortgage servicing rights.

(9) OFFICE PROPERTIES AND EQUIPMENT

  Office properties and equipment are summarized as follows:

                                                               1997      1996
                                                            ---------- ---------
   Land.................................................... $1,146,688 1,146,688
   Office buildings and improvements.......................  2,483,865 2,483,865
   Furniture and equipment.................................  2,212,369 2,183,916
   Automobiles.............................................     81,758    61,927
                                                            ---------- ---------
                                                             5,924,680 5,876,396
   Less accumulated depreciation and amortization..........  2,991,089 2,741,557
                                                            ---------- ---------
                                                            $2,933,591 3,134,839
                                                            ========== =========

  Depreciation and amortization expense for 1997, 1996, and 1995 was $280,383, $313,436 and, $338,482, respectively.

  Equality is obligated under certain noncancellable leases on properties. The future minimum lease payments under these leases total $68,676 during 1998.

(10) ACCRUED INTEREST RECEIVABLE AND OTHER ASSETS

  Accrued interest receivable and other assets are summarized as follows:

                                                               1997      1996
                                                            ---------- ---------
   Accrued interest:
     Loans receivable...................................... $  487,720   478,444
     Interest-bearing deposits.............................    181,528   231,268
     Investment securities.................................    989,575   630,469
     Mortgage-backed securities............................     89,961   187,377
                                                            ---------- ---------
       Total accrued interest..............................  1,748,784 1,527,558
   Accounts receivable.....................................    346,380   372,056
   Prepaid expenses........................................    255,005   256,892
   Income tax receivable...................................        --    128,463
   Other...................................................     36,364    79,516
                                                            ---------- ---------
                                                            $2,386,533 2,364,485
                                                            ========== =========

          EQUALITY SAVINGS AND LOAN ASSOCIATION, F.A. AND SUBSIDIARIES

(11) SAVINGS DEPOSITS

  Savings deposits are summarized as follows:

                                          1997                           1996
                             ------------------------------ -------------------------------
                                          WEIGHTED                        WEIGHTED
                                          AVERAGE  PERCENT                AVERAGE  PERCENT
                                          INTEREST OF TOTAL               INTEREST OF TOTAL
                                AMOUNT      RATE   SAVINGS     AMOUNT       RATE   SAVINGS
                             ------------ -------- -------- ------------- -------- --------
   Demand deposits:
     NOW...................  $ 12,163,249   1.32%     9.9%  $  10,813,992   1.47%     8.7%
     Passbook..............    21,576,722   2.51     17.5      21,831,026   2.51     17.5
     Money market..........     6,135,128   3.22      5.0       6,551,797   2.93      5.3
                             ------------   ----    -----   -------------   ----    -----
       Total demand
        deposits...........    39,875,099   2.25     32.4      39,196,815   2.28     31.5
                             ------------   ----    -----   -------------   ----    -----
   Certificates of deposit:
     Negotiated rate
      ($100,000 or more)...     2,717,985   6.20      2.2       3,427,991   5.96      2.7
     Other.................    80,389,870   5.75     65.4      81,890,564   5.78     65.8
                             ------------   ----    -----   -------------   ----    -----
       Total certificates
        of deposit.........    83,107,855   5.76     67.6      85,318,555   5.79     68.5
                             ------------   ----    -----   -------------   ----    -----
                             $122,982,954   4.63%   100.0%  $ 124,515,370   4.69%   100.0%
                             ============   ====    =====   =============   ====    =====

  Certificate of deposit accounts by interest rate ranges are as follows:

                                                1997                 1996
                                         ------------------- -------------------
                                                     AVERAGE             AVERAGE
                                           AMOUNT     RATE     AMOUNT     RATE
                                         ----------- ------- ----------- -------
   Less than 3.00%...................... $     7,791  2.50%  $    19,075  2.50%
   3.00% to 3.99%.......................     250,986  3.85     1,343,986  3.89
   4.00% to 4.99%.......................   3,925,295  4.26     6,553,454  4.24
   5.00% to 5.99%.......................  49,200,044  5.39    43,119,557  5.44
   6.00% to 6.99%.......................  17,083,022  6.20    19,199,628  6.20
   7.00% to 7.99%.......................  12,154,898  7.00    14,629,987  7.03
   8.00% and greater....................     485,819  9.75       452,868  9.76
                                         -----------  ----   -----------  ----
                                         $83,107,855  5.76%  $85,318,555  5.79%
                                         ===========  ====   ===========  ====

  Certificate of deposit accounts at March 31, 1997 and 1996 are scheduled to mature as follows:

                                               1997                 1996
                                       -------------------- --------------------
                                                   PERCENT              PERCENT
                                         AMOUNT    OF TOTAL   AMOUNT    OF TOTAL
                                       ----------- -------- ----------- --------
   Within one year.................... $36,334,368   43.7%  $32,401,947   38.0%
   Second year........................  22,832,417   27.5    16,286,882   19.1
   Third year.........................  16,693,320   20.1    18,726,853   21.9
   Fourth year........................   4,948,760    5.9    15,463,905   18.1
   Thereafter.........................   2,298,990    2.8     2,438,968    2.9
                                       -----------  -----   -----------  -----
                                       $83,107,855  100.0%  $85,318,555  100.0%
                                       ===========  =====   ===========  =====

         EQUALITY SAVINGS AND LOAN ASSOCIATION, F.A. AND SUBSIDIARIES

  Interest expense on savings deposits by type is summarized as follows:

                                                     1997      1996      1995
                                                  ---------- --------- ---------
   NOW and money market demand................... $  320,394   362,174   464,452
   Passbook......................................    545,808   562,264   695,313
   Certificates of deposit.......................  4,815,982 4,804,390 4,163,403
                                                  ---------- --------- ---------
                                                  $5,682,184 5,728,828 5,323,168
                                                  ========== ========= =========

(12) BORROWED MONEY

  Borrowed money at March 31, 1997 and 1996 is summarized as follows:

                                               1997                 1996
                                       -------------------- --------------------
                                                   WEIGHTED             WEIGHTED
                                                   AVERAGE              AVERAGE
                                                   INTEREST             INTEREST
                                         AMOUNT      RATE     AMOUNT      RATE
                                       ----------- -------- ----------- --------
   Note payable to bank............... $ 1,112,964   2.25%  $ 1,142,966   2.25%
   Advances from the FHLB:
     Due in 1997......................         --     --     46,000,000   5.47
     Due in 1998......................   7,000,000   5.69    10,000,000   5.76
     Due in 2002......................  56,000,000   5.30           --     --
   ESOP debt..........................     135,840   9.50       162,440   9.25
                                       -----------   ----   -----------   ----
                                       $64,248,804   5.30%  $57,305,406   5.47%
                                       ===========   ====   ===========   ====

  The note payable to bank, which is tied to average collected funds of EMC on deposit at such bank, is due April 28, 1997. Investment securities with an amortized cost of $3,974,475 and a market value of $3,941,875 secure the note payable to bank at March 31, 1997.

  FHLB advances are secured under a blanket agreement which assigns all FHLB stock, certain investment securities, and mortgage loans equal to 150% of the outstanding advances balance. Investment securities with an amortized cost of $17,645,473 and a market value of $17,432,201 are pledged to secure advances from the FHLB at March 31, 1997.

  The ESOP borrowed $266,000 to finance the acquisition of the stock to be held in trust for future allocation to eligible participants. The debt of the ESOP is guaranteed by Equality and is reflected as a liability in the consolidated balance sheet. The loan is due on September 30, 2003. Principal payments totaling $26,600, $41,600, and $15,960 and interest payments totaling $13,553, $18,033, and $18,946 were made during 1997, 1996, and 1995, respectively.

(13) INCOME TAXES

  Prior to 1997, if certain conditions were met, savings and loan associations and savings banks were allowed special bad debt deductions in determining taxable income based on either specified experience formulas or on a percentage of taxable income before such deduction. Bad debt deductions in excess of actual losses were tax-preference items, and were subject to a minimum tax. Equality used the percentage of taxable income method for 1996 and 1995 in determining the bad debt deduction for tax purposes.

  The special bad debt deduction accorded thrift institutions is covered under
Section 593 of the Internal Revenue Code (IRC). On August 20, 1996, the Small Business Job Protection Act of 1996 (the Act) was signed

         EQUALITY SAVINGS AND LOAN ASSOCIATION, F.A. AND SUBSIDIARIES into law. This Act included the repeal of certain portions of Section 593 effective for tax years beginning after December 31, 1995. As a result, Equality is no longer allowed a percentage method bad debt deduction. The repeal of the thrift reserve method generally requires thrift institutions to recapture into income the portion of tax bad debt reserves accumulated since 1987 (base year reserve). The recapture will generally be taken into income ratably over six tax years. However, if Equality meets a residential loan requirement for tax years beginning in 1997 and 1998, recapture of the reserve can be deferred until the tax year beginning in 1999. At March 31, 1997, Equality had bad debts deducted for tax purposes in excess of the base year reserve of approximately $241,000. Equality has recognized a deferred income tax liability for this amount.

  Certain events covered by IRC Section 593(e), which was not repealed, will trigger a recapture of the base year reserve. The base year reserve of thrift institutions would be recaptured if a thrift ceases to qualify as a "bank" for federal income tax purposes. The base year reserves of thrift institutions also remain subject to income tax penalty provisions which, in general, require recapture upon certain stock redemptions of, and excess distributions to, stockholders. At March 31, 1997, retained earnings included approximately $2.9 million of base year reserves, for which no deferred federal income tax liability has been recognized.

  The composition of income tax expense for 1997, 1996, and 1995 is as follows:

                                                          1997    1996    1995
                                                        -------- ------- -------
   Current:
     Federal........................................... $187,974 273,713 171,945
     State.............................................   23,752  19,111  10,526
                                                        -------- ------- -------
       Total current...................................  211,726 292,824 182,471
   Deferred............................................   91,733 124,958   5,776
                                                        -------- ------- -------
       Total income tax expense........................ $303,459 417,782 188,247
                                                        ======== ======= =======

  Applicable income taxes for financial reporting purposes differ from the amount computed by applying the statutory federal income tax rate of 34% for the reasons noted in the table below:

                                                      1997     1996     1995
                                                    --------  -------  -------
   Tax at statutory federal income tax rate........ $274,799  364,221  173,373
   State income tax, net of federal tax benefit....   15,676   12,613    6,947
   Other, net......................................   12,984   40,948    7,927
                                                    --------  -------  -------
                                                    $303,459  417,782  188,247
                                                    ========  =======  =======
   Effective tax rate..............................    37.54%   39.00%   36.92%
                                                    ========  =======  =======

         EQUALITY SAVINGS AND LOAN ASSOCIATION, F.A. AND SUBSIDIARIES

  The components of deferred tax assets and deferred tax liabilities at March 31, 1997 and 1996 were as follows:

                                                                1997    1996
                                                              -------- -------
   Deferred tax assets:
     General loan loss allowance............................. $105,050  86,490
     Deferred compensation...................................    9,409  20,656
     Deferred loan fees......................................   13,728  20,592
     Excess servicing gains..................................   20,026  25,440
     Available for sale securities market valuation..........  325,849  30,197
     Other...................................................    9,117  44,855
                                                              -------- -------
       Total deferred tax assets............................. $483,179 228,230
                                                              ======== =======
   Deferred tax liabilities:
     Tax depreciation in excess of that recorded for book
      purposes............................................... $246,172 281,255
     FHLB stock dividends....................................  154,162 154,162
     Allowance for loan losses in excess of base-year
      reserve................................................   81,858  80,872
     Mortgage servicing rights...............................  186,616  92,325
     Other...................................................   10,798  19,962
                                                              -------- -------
       Total deferred tax liabilities........................  679,606 628,576
                                                              -------- -------
   Net deferred tax liability................................ $196,427 400,346
                                                              ======== =======

  The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that Equality will realize the benefits of these temporary differences at March 31, 1997 and, therefore, has not established a valuation reserve.

(14)EMPLOYEE STOCK OWNERSHIP PLAN, STOCK OPTION AND INCENTIVE PLAN, MANAGEMENT RECOGNITION PLAN, AND 401(K) PLAN

  In connection with the conversion to the stock form of ownership, Equality's Board of Directors established an employee stock ownership plan for the exclusive benefit of participating employees. Employees age 21 or older who have completed one year of service are eligible to participate. The ESOP is to be funded by contributions made in cash or common stock.

  Upon the issuance of the common stock, the ESOP acquired 26,600 shares (3.2% of total shares issued) of $1 par value common stock at the subscription price of $10.00 per share. Equality makes quarterly contributions to the ESOP equal to the ESOP's debt service less dividends received by the ESOP. All dividends received by the ESOP are used to pay debt service. The ESOP shares initially were pledged as collateral for its debt. As the debt is repaid, shares are released from collateral and allocated to active employees, based upon the proportion of debt service paid in the year. As shares are released from collateral, Equality reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings per share computations. Dividends on ESOP shares are used to pay principal and interest on the debt. ESOP compensation expense was $28,544, $32,577, and $35,578 for 1997, 1996, and 1995, respectively. There were 14,213 and 10,356 allocated ESOP shares and 12,387 and 16,244 unreleased ESOP shares at March 31, 1997 and 1996, respectively. The fair value of unreleased ESOP shares was $185,805 and $219,294 at March 31, 1997 and 1996, respectively.

         EQUALITY SAVINGS AND LOAN ASSOCIATION, F.A. AND SUBSIDIARIES

  The Board of Directors adopted a stock option plan under which 38,000 shares of common stock have been reserved for future issuance. Equality accounts for stock-based compensation under the stock option plan in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and, accordingly, recognizes no compensation expense as the exercise price of Equality's employee stock options equals the market price of the underlying stock on the date of grant.

  Information on Equality's stock options are summarized as follows:

                                                                   PER SHARE
                                                    AVERAGE PRICE    OPTION
                                             SHARES   PER SHARE   PRICE RANGE
                                             ------ ------------- ------------
   Outstanding and exercisable at March 31,
    1994...................................  24,200    $10.00     $      10.00
   Granted.................................     --        --               --
                                             ------    ------
   Outstanding and exercisable at March 31,
    1995...................................  24,200     10.00            10.00
   Granted.................................  13,800     13.00            13.00
                                             ------    ------
   Outstanding and exercisable at March 31,
    1996...................................  38,000     11.09      10.00-13.00
   Granted.................................     --        --               --
                                             ------    ------
   Outstanding and exercisable at March 31,
    1997...................................  38,000    $11.09     $10.00-13.00
                                             ======    ======

  Pro forma information regarding net income and earnings per share is required by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, and has been determined as if Equality had accounted for its employee stock options under the fair value method. The fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for 1996; risk-free interest rate of 8.15%, divided yield of 1.90%, volatility factor of the expected market price of Equality's common stock of 15.00%, and a weighted-average expected life of the options of 7.6 years.

  The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which are fully transferable. In addition, option valuation modes require the input of highly subjective assumptions including the expected stock price volatility. Because Equality's employee stock options have characteristics significantly different from those traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable measure of the fair value of its employee stock options.

  The following represents pro forma disclosures:

   Net income:
     As reported....................................................... $653,456
     Pro forma.........................................................  618,185
   Net income per share:
     As reported.......................................................     0.80
     Pro forma.........................................................     0.76

  Also in conjunction with the conversion to a stock form of ownership, Equality established a management recognition plan which acquired 11,400 shares (2.7% of total shares issued) of $1 par value stock at a subscription price of $10.00 per share. The MRP provides that such common stock can be issued to employees in key management positions to encourage such key employees to remain with Equality. Interest in the MRP for

         EQUALITY SAVINGS AND LOAN ASSOCIATION, F.A. AND SUBSIDIARIES each participant vested in three equal installments beginning December 31, 1993. Accordingly, as of December 31, 1995, all stock had been released to the appropriate participants. Compensation expense related to vesting in the MRP totaled approximately $28,500 and $47,500 during 1996 and 1995, respectively.

  Equality sponsors a defined contribution plan qualifying under Section 401(k) of the Internal Revenue Code. Participants may designate up to 15% of their annual compensation as their contribution to the plan, which is partially matched by Equality. Expense included in the consolidated statements of income totaled approximately $21,585, $17,259, and $17,274 for 1997, 1996, and 1995, respectively.

(15) DISCLOSURES ABOUT FINANCIAL INSTRUMENTS

  Equality is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. The commitment to extend credit may involve, to varying degrees, elements of credit in excess of the amount recognized in the consolidated balance sheets. The contractual amounts of these instruments reflect the extent of involvement Equality has in this particular class of financial instruments.

  Equality's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of these instruments. Equality uses the same credit policies in making commitments and conditional obligations as they do for financial instruments recorded in the consolidated balance sheets. At March 31, 1997, Equality had outstanding commitments to originate fixed rate mortgage loans of $644,000 (at interest rates ranging from 7.625% to 8.50%) and variable rate mortgage loans of $309,000 (at an interest rate of 6.50%). In addition, Equality had commitments to sell mortgage loans totaling $3.9 million at March 31, 1997.

  A summary of the carrying amounts and fair values of Equality's financial instruments at March 31, 1997 and 1996 is as follows:

                                         1997                    1996
                               ------------------------ -----------------------
                                 CARRYING      FAIR      CARRYING      FAIR
                                  AMOUNT       VALUE      AMOUNT       VALUE
             ASSETS            ------------ ----------- ----------- -----------
   Cash, primarily interest-
    bearing demand deposits..  $  1,037,199   1,037,199   5,550,292   5,550,292
   Interest-bearing
    deposits.................     3,819,744   3,853,575   9,570,490   9,684,427
   Investment securities.....    74,971,394  74,847,807  44,743,539  44,487,346
   Mortgage-backed
    securities...............    14,954,025  14,954,025  28,096,499  28,096,499
   Loans receivable..........    95,927,983  94,395,483  96,998,052  97,389,327
   Stock in Federal Home Loan
    Bank.....................     3,350,000   3,350,000   3,150,000   3,150,000
   Accrued interest
    receivable...............     1,748,784   1,748,784   1,527,558   1,527,558
                               ------------ ----------- ----------- -----------
                               $195,809,129 194,186,873 189,636,430 189,885,449
                               ------------ ----------- ----------- -----------
          LIABILITIES
   Savings deposits..........   122,982,954 122,925,487 124,515,370 126,248,126
   Accrued interest payable
    on savings deposits......       134,599     134,599     102,142     102,142
   Borrowed money............    64,248,804  63,984,429  57,305,406  57,203,352
   Advance payments by
    borrowers for taxes and
    insurance................        86,776      86,776     113,684     113,684
                               ------------ ----------- ----------- -----------
                               $187,453,133 187,131,291 182,036,602 183,667,304
                               ------------ ----------- ----------- -----------

         EQUALITY SAVINGS AND LOAN ASSOCIATION, F.A. AND SUBSIDIARIES

  The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate such value:

 Cash, Primarily Interest-Bearing Demand Deposits

  For cash, primarily interest-bearing demand deposits, the carrying amount is a reasonable estimate of fair value, as such instruments reprice in a short time period.

 Interest-Bearing Deposits

  The fair value of interest-bearing deposits is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturity.

 Investment and Mortgage-Backed Securities

  Fair values are based on quoted market prices or dealer quotes.

 Loans Receivable

  Fair values are estimated for portfolios of loans receivable with similar financial characteristics. Loans are segregated by type such as residential, commercial, and consumer. Each loan receivable category is further segmented into fixed and adjustable rate interest terms. The fair value of loans receivable is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates equal to rates at which loans, similar in type, would be originated at March 31, 1997. Estimated maturities are based upon the average remaining contractual lives for each loan receivable classification.

 Stock in Federal Home Loan Bank

  Fair value is equal to cost, which represents redemption value.

 Accrued Interest Receivable

  For accrued interest receivable, the carrying amount is a reasonable estimate of fair value because of the short maturity for this financial instrument.

 Savings Deposits

  The fair value of savings deposits with no stated maturity is equal to the amount payable on demand. The fair value of time deposits is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for savings deposits of similar remaining maturities.

 Accrued Interest Payable on Savings Deposits

  For accrued interest payable, the carrying amount is a reasonable estimate of fair value because of the short maturity for this financial instrument.

 Borrowed Money

  The fair value of borrowed money is based on the discounted value of contractual cash flows. The discount rate is estimated using rates on borrowed money with similar remaining maturities.

         EQUALITY SAVINGS AND LOAN ASSOCIATION, F.A. AND SUBSIDIARIES

 Advance Payments by Borrowers for Taxes and Insurance

  The carrying amount of advance payments by borrowers for taxes and insurance approximates fair value because of the short maturity for this financial instrument.

 Commitments to Extend Credit and Standby Letters of Credit

  The fair value of commitments to extend credit and standby letters of credit are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements, the likelihood of the counterparties drawing on such financial instruments, and the present creditworthiness of such counterparties. Equality believes such commitments have been made on terms which are competitive in the markets in which it operates.

  The fair value estimates provided are made at a point in time based on market information and information about the financial instruments. Because no market exists for a portion of Equality's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the fair value estimates.

(16) CONTINGENCIES

  Equality is involved in various litigation arising in the ordinary course of business. In the opinion of management, at the present time, disposition of the suits and claims will not have a material effect on the financial position of Equality.

(17) SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

  Selected quarterly financial data for the year ended March 31, 1997 and 1996 is as follows:

                                                 QUARTER ENDED
                                 ----------------------------------------------
                                 JUNE 30,  SEPTEMBER 30, DECEMBER 31, MARCH 31,
                                   1996        1996          1996       1997
                                 --------  ------------- ------------ ---------
                                 (THOUSANDS OF DOLLARS EXCEPT PER SHARE DATA)
   Total interest income.......  $ 3,265       3,492         3,388      3,465
   Total interest expense......   (2,229)     (2,352)       (2,304)    (2,227)
                                 -------      ------        ------     ------
   Net interest income.........    1,036       1,140         1,084      1,238
   Provision for losses on
    loans......................      --          --            --         (50)
   Noninterest income..........      723         529           752        565
   Noninterest expense.........   (1,326)     (2,201)       (1,344)    (1,338)
                                 -------      ------        ------     ------
   Income before income tax ex-
    pense......................      433        (532)          492        415
   Income tax expense (bene-
    fit).......................      169        (207)          192        149
                                 -------      ------        ------     ------
   Net income (loss)...........  $   264        (325)          300        266
                                 =======      ======        ======     ======
   Earnings (loss) per share...  $   .32        (.39)          .37        .31
                                 =======      ======        ======     ======

         EQUALITY SAVINGS AND LOAN ASSOCIATION, F.A. AND SUBSIDIARIES

                                                 QUARTER ENDED
                                 ---------------------------------------------
                                 JUNE 30, SEPTEMBER 30, DECEMBER 31, MARCH 31,
                                   1995       1995          1995       1996
                                 -------- ------------- ------------ ---------
                                 (THOUSANDS OF DOLLARS EXCEPT PER SHARE DATA)
   Total interest income........  $2,818      3,037         3,103      3,317
   Total interest expense.......  (1,913)    (2,190)       (2,156)    (2,281)
                                  ------     ------        ------     ------
   Net interest income..........     905        847           947      1,036
   Provision for losses on
    loans.......................      (6)       --            --         (25)
   Noninterest income...........     730        731           621        626
   Noninterest expense..........  (1,289)    (1,350)       (1,300)    (1,402)
                                  ------     ------        ------     ------
   Income before income tax ex-
    pense.......................     340        228           268        235
   Income tax expense...........     133         89           104         92
                                  ------     ------        ------     ------
   Net income...................  $  207        139           164        143
                                  ======     ======        ======     ======
   Earnings per share...........  $  .25        .17           .20        .18
                                  ======     ======        ======     ======

(18) EVENT SUBSEQUENT TO DATE OF INDEPENDENT AUDITORS' REPORT--ADOPTION OF PLAN OF CONVERSION TO STOCK CHARTER (UNAUDITED)

DESCRIPTION OF THE CONVERSION AND REORGANIZATION

  On May 16, 1997, as subsequently amended, First Missouri Financial, M.H.C. (the MHC), which owns approximately 53% of Equality's common stock, and Equality Savings and Loan Association, F.A., adopted a Plan of Conversion and Reorganization (the Plan), pursuant to which the MHC will convert from the mutual to stock form of organization. Shares of common stock of a new holding company, Equality Bancorp, Inc., will be offered in a subscription offering in descending order of priority to eligible account holders; employee stock benefit plans; supplemental eligible account holders; other members; directors, officers, and employees; and public stockholders. Any shares remaining unsold in the subscription offering will be sold through a community offering.

  In general, the Plan provides for the conversion of the MHC (a federally chartered mutual holding company) to stock form (whereby the MHC will be extinguished) and the creation of Equality Bancorp, Inc. (the Holding Company), a capital stock corporation organized under Delaware law (the Conversion). The Holding Company, as a result of the Conversion, will acquire 100% of the outstanding shares of stock of Equality. The MHC currently owns a majority of the common stock of Equality. The purpose of the Conversion is to convert the MHC to the capital stock form of organization, which will provide the Holding Company and Equality with greater flexibility and capital resources to respond to changing regulatory and market conditions and to effect corporate transactions, including mergers and acquisitions. The Holding Company will offer common stock (the Conversion Stock) upon the terms and conditions set forth in the Plan. Stockholders of Equality, other than the MHC, will exchange their Equality shares for shares of the Holding Company. The Conversion will result in the attributes of ownership of the MHC being transferred from Equality's depositors (and certain borrowers) to persons who purchase stock in the Conversion stock offering and persons who exchange common stock of Equality for common stock of the Holding Company. The Conversion will have no impact on depositors, borrowers, or customers of Equality. Equality will continue to be a member of the Federal Home Loan Bank System and all of its insured savings deposits will continue to be insured by the Federal Deposit Insurance Corporation, through the Savings Association Insurance Fund, to the extent provided by applicable law.

         EQUALITY SAVINGS AND LOAN ASSOCIATION, F.A. AND SUBSIDIARIES

LIQUIDATION RIGHTS

  In the unlikely event of a complete liquidation of the MHC in its present mutual form, each depositor of Equality would receive his or her pro rata share of any assets of the MHC remaining after payment of claims of all creditors. Each depositor's pro rata share of such remaining assets would be in the same proportion as the value of his or her deposit account was to the total value of all deposit accounts in Equality at the time of liquidation. After the Conversion and Reorganization, each depositor, in the event of a complete liquidation of Equality, would have a claim as a creditor of the same general priority as the claims of all other general creditors of Equality. However, except as described below, his or her claim would be solely in the amount of the balance in his or her deposit account plus accrued interest. He or she would not have an interest in the value or assets of Equality or the Holding Company above that amount.

  The Plan provides for the establishment, upon the completion of the Conversion and Reorganization, of a special "liquidation account" for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders (as defined in the Plan) in an amount equal to the amount of any dividends waived by the MHC plus the greater of (i) Equality's retained earnings of $8,067,000 at March 31, 1993, the date of the latest statement of financial condition contained in the final offering circular utilized in Equality's 1993 initial public offering, or (ii) 53.2% of Equality's total stockholders' equity as reflected in its latest balance sheet contained in the final Prospectus utilized in the Conversion and Reorganization. As of the date of the Prospectus to be used in the Conversion and Reorganization, the initial balance of the liquidation account would be approximately $8,877,000. Each Eligible Account Holder and Supplemental Eligible Account Holder, if he were to continue to maintain his deposit account at Equality, would be entitled, upon a complete liquidation of Equality after the Conversion and Reorganization, to an interest in the liquidation account prior to any payment to the Holding Company as the sole stockholder of Equality. Each Eligible Account Holder and Supplemental Eligible Account Holder would have an initial interest in such liquidation account for each deposit account, including passbook accounts, transaction accounts such as checking accounts, money market deposit accounts and certificates of deposit, held in Equality at the close of business on March 31, 1996 or June 30, 1997, as the case may be. Each Eligible Account Holder and Supplemental Eligible Account Holder will have a pro rata interest in the total liquidation account balance based on the proportion that the balance of each such deposit account on the March 31, 1996 Eligibility Record Date (or the June 30, 1997 Supplemental Eligibility Record Date, as the case may be) bore to the balance of all deposit accounts in Equality on such date.

  If, however, on any March 31 annual closing date of Equality, commencing March 31, 1998, the amount in any deposit account is less than the amount in such deposit account on March 31, 1996 or June 30, 1997, as the case may be, or any other annual closing date, then the interest in the liquidation account relating to such deposit account would be reduced by the proportion of any such reduction, and such interest will cease to exist if such deposit account is closed. In addition, no interest in the liquidation account would ever be increased despite any subsequent increase in the related deposit account. Any assets remaining after the above liquidation rights of eligible account holders and supplemental eligible account holders are satisfied would be distributed to the Holding Company as the sole stockholder of Equality.

PAYMENT OF DIVIDENDS

  The ability of Equality to pay dividends on its capital stock is restricted by OTS regulation.

GENERAL

  Equality had no conversion costs at March 31, 1997. If the Conversion and Reorganization is successful, the conversion costs will be offset against the proceeds received from the sale of stock. If it is unsuccessful, they will be expensed.

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NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFOR-
MATION OR TO MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED IN THIS PROSPEC-TUS IN CONNECTION WITH THE OFFERING MADE HEREBY, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AU-THORIZED BY THE HOLDING COMPANY, THE MUTUAL HOLDING COMPANY, THE ASSOCIATION
OR TRIDENT SECURITIES, INC. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE ASSOCIATION SINCE ANY OF THE DATES AS OF WHICH INFORMATION IS FURNISHED HEREIN OR SINCE THE DATE HERE-OF.

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Summary..................................................................   1
Recent Developments......................................................  12
Management's Discussion and Analysis of Recent Developments..............  13
Risk Factors.............................................................  16
Equality Bancorp, Inc....................................................  22
Equality Savings and Loan Association, F.A...............................  22
First Missouri Financial, M.H.C..........................................  24
Use of Proceeds..........................................................  25
Dividend Policy..........................................................  26
Market for Common Stock..................................................  27
Capitalization...........................................................  28
Regulatory Capital.......................................................  30
Pro Forma Data...........................................................  31
Proposed Subscriptions by Directors and Executive Officers...............  35
Consolidated Statements of Income........................................  36
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  37
Business of the Association..............................................  47
Regulation and Supervision...............................................  67
Federal and State Taxation...............................................  79
Management of the Holding Company and Association........................  81
Beneficial Ownership of Capital Stock....................................  94
The Conversion and Reorganization........................................  94
Comparison of Stockholders' Rights....................................... 116
Restrictions on Acquisition of the Holding Company....................... 123
Description of Capital Stock............................................. 125
Registration Requirements................................................ 126
Transfer Agent and Registrar............................................. 126
Legal Opinions........................................................... 127
Experts.................................................................. 127
Index to Consolidated Financial Statements............................... F-1

UNTIL THE LATER OF NOVEMBER 10, 1997 OR 90 DAYS AFTER COMMENCEMENT OF THE OF-FERING OF COMMON STOCK, ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UN-SOLD ALLOTMENTS OR SUBSCRIPTIONS.

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                               1,729,323 SHARES

                                     LOGO

                            EQUALITY BANCORP, INC.

                         (PROPOSED HOLDING COMPANY FOR
                           EQUALITY SAVINGS AND LOAN
                              ASSOCIATION, F.A.)

                                 COMMON STOCK

                                ---------------
                                  PROSPECTUS
                                ---------------

                           TRIDENT SECURITIES, INC.

                                AUGUST 12, 1997

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